Morgan, Lewis & Bockius LLP
101 Park Avenue
New York, NY 10178-0060
Tel: 212.309.6000
Fax: 212.309.6001
www.morganlewis.com

Morgan Lewis
COUNSELORS AT LAW

07020559

**Martina A. Brosnahan**
Associate
212.309.6103
mbrosnahan@morganlewis.com

SEC MAIL PROCESSING
RECEIVED
JAN 2 2 2007
WASH. D.C. 160 SECTION

January 22, 2007

SUPPL

**BY HAND**

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: DAKO A/S; File No: 82-34993

Ladies and Gentlemen:

Enclosed are materials received from our client, DAKO A/S for submission to the U.S. Securities and Exchange Commission pursuant to Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934, as amended.

Please confirm receipt of the materials by date stamping the enclosed copy of this letter.

Please do not hesitate to contact me should you have any questions or concerns.

Sincerely,

Martina A. Brosnahan

Martina A. Brosnahan

PROCESSED
JAN 3 0 2007
THOMSON
FINANCIAL

dlw 1/25

Enclosures

Our ref. 013531-0054 sme/aml

**LIST OF INFORMATION** January 2007

| | Information | Action | Action date | Source of required action |
|---|---|---|---|---|
| | | | | |
| | Minutes of meeting of the board of directors of Dako A/S held on 20 January 2006; | Filed with the Danish Commerce and Companies Agency (the "DCCA") | 20 January 2006 | Section 9(2) of the DCCA's order on application, registration, fees and disclosure of information etc. with the DCCA |
| | | | | |
| | Amended articles of association of Dako A/S following the meeting of the board of directors held on 20 January 2006; | Filed with the DCCA | 20 January 2006 | Section 156 of the Danish Companies Act |
| | | | | |
| | Minutes of the annual general meeting in Dako A/S held on 11 May 2006; | Made available to the shareholders at the offices of Dako A/S | Shortly after the annual general meeting held on 11 May 2006 | Section 75 of the Danish Companies Act |
| | | | | |
| | Minutes of meeting of the board of directors of Dako A/S held on 11 May 2006; | Filed with the DCCA | 11 May 2006 | Section 9(2) of the DCCA's order on application, registration, fees and disclo- |

| | | | | |
|---|---|---|---|---|
| | | | | sure of information etc. with the DCCA |
| | | | | |
| | Amended articles of association of Dako A/S following the meeting of the board of directors held on 11 May 2006; | Filed with the DCCA | 11 May 2006 | Section 156 of the Danish Companies Act |
| | | | | |
| | Minutes of meeting of the board of directors of Dako A/S held on 24 August 2006; | Filed with the DCCA | 24 August 2006 | Section 9(2) of the DCCA's order on application, registration, fees and disclosure of information etc. with the DCCA |
| | | | | |
| | Amended articles of association of Dako A/S following the meeting of the board of directors of Dako A/S held on 24 August 2006; | Filed with the DCCA | 24 August 2006 | Section 156 of the Danish Companies Act |
| | | | | |
| | Minutes of second meeting of the board of directors of Dako A/S held on 24 August 2006; | Filed with the DCCA | 24 August 2006 | Section 9(2) of the DCCA's order on application, registration, fees and disclosure of information etc. with the DCCA |
| | | | | |
| | Amended articles of association of Dako A/S following the second meeting of the board of directors of Dako A/S held on 24 August 2006; | Filed with the DCCA | 24 August 2006 | Section 156 of the Danish Companies Act |

| | | | | |
|---|---|---|---|---|
| | | | | |
| | Minutes of meeting of the board of directors of Dako A/S held on 4 October 2006; | Filed with the DCCA | 4 October 2006 | Section 9(2) of the DCCA's order on application, registration, fees and disclosure of information etc. with the DCCA |
| | | | | |
| | Amended articles of association of Dako A/S following the meeting of the board of directors of Dako A/S held on 4 October 2006; | Filed with the DCCA | 4 October 2006 | Section 156 of the Danish Companies Act |
| | | | | |
| | Minutes of meeting of the board of directors of Dako A/S held on 14 November 2006; | Filed with the DCCA | 14 November 2006 | Section 9(2) of the DCCA's order on application, registration, fees and disclosure of information etc. with the DCCA |
| | | | | |
| | Amended articles of association of Dako A/S following the meeting of the board of directors of Dako A/S held on 14 November 2006; | Filed with the DCCA | 14 November 2006 | Section 156 of the Danish Companies Act |
| | | | | |

Den 20 januar 2006 blev de nedenfor anførte beslutninger truffet af bestyrelsen i

On 20 January 2006, the resolutions recorded below were passed by the Board of Directors in

**Dako A/S**
(CVR No. 26 51 99 50)
("the Company")



per capsulam.

per capsulam.

**Deltagere:**

**Participating:**

**Fra bestyrelsen:**
Sonnich Fryland (formand)
Patrik Dahlén
Viggo Harboe
Kurt Anker Nielsen
Steven P. Novak
Jesper Lohse
Joel Weisenberger
Camilla Schmidt

**From the Board of Directors:**
Sonnich Fryland (Chairman)
Patrik Dahlén
Viggo Harboe
Kurt Anker Nielsen
Steven P. Novak
Jesper Lohse
Joel Weisenberger
Camilla Schmidt

**Fra direktionen:**
Patrik Dahlén
Erik Winther

**From the Board of Management:**
Patrik Dahlén
Erik Winther

**Fra revisor:**
Ingen

**From the Auditor of the Company:**
None

**Andre deltagere:**
Ingen

**Other participants:**
None

**Afbud:**
Ingen

**Excused:**
None

Der forelå følgende **dagsorden:**

1. Formalia
2. Kapitalforhøjelse som følge af udnyttelse af warrants tildelt i februar og marts 2003

**The agenda** contained the following items:

1. Formalities
2. Capital increase following exercise of warrants granted in February and March

E:\013531-0036\200043.doc

**Dokumentationsliste**

Følgende dokumenter var blevet forelagt bestyrelsen før mødet:

1. Referat af bestyrelsesmødet afholdt den 28. februar 2003,
2. Referat af bestyrelsesmødet afholdt den 28. marts 2003,
3. Plan for Cytomation, Stock Option Program i DakoCytomation A/S (tegningsoptioner) 2002,
4. Standard ombytningsmeddelelse, og
5. Tegningsliste (meddelelse om udnyttelse).

**List of Documents:**

The following documents had been made available to the directors before the discussions:

1. Minutes from the board meeting dated 28 February 2003,
2. Minutes from the board meeting dated 28 March 2003,
3. Plan for Stock Option Programme in DakoCytomation A/S (Share Options 2002),
4. Form Replacement Stock Options Grant Notice, and
5. Subscription list (Notice of Exercises).

**Re 1 Formalia**

Formanden besluttede, at bestyrelsen var beslutningsdygtig i relation til beslutningsforslaget anført i dagsordenen.

**Re 1 Formalities**

**RULED** by the Chairman that the Board of Directors was quorate and accordingly that the Board of Directors could lawfully transact the business contained in the agenda.

**Ad 2 Kapitalforhøjelse som følge af udnyttelse af warrants tildelt i februar og marts 2003**

Formanden henviste til bestyrelsens beslutninger af hhv. 28. februar 2003 og 28. marts 2003, hvor bestyrelsen havde besluttet at tildele Cytomation-medarbejderne tegningsoptioner (overtagelse af Cytomation aktieoptioner). Formanden henviste endvidere til § 3.E i Selskabets vedtægter.

**Re 2 Capital increase following exercise of warrants granted in February and Marts 2003**

The Chairman referred to the Board of Directors' decisions of 28 February 2003 and 28 March 2003 respectively with related documentation, according to which the Board of Directors had granted the Cytomation employees warrants (assumption of Cytomation Stock Options). Further the Chairman referred to section 3.E in the Articles of Association.

Formanden oplyste, at Selskabet havde modtaget korrekt underskrevet tegningsliste fra Giovanni Salerno sammen med indbetaling af i alt kr. 37.459,36 svarende til 1004 aktier med pålydende på DKK 2 til kurs 1.865,50

The Chairman informed that the Company had received duly executed subscription list from Giovanni Salerno together with payment of a total of DKK 37,459.36 corresponding to 1004 shares each in the nominal amount of DKK 2 at a price of 1,865.50.

Formanden henviste til bemyndigelsen vedtaget på ordinærgeneralforsamling den 28. november 2002, hvormed bestyrelsen er bemyndiget til at forhøje Selskabets aktiekapital ved udnyttelse af tegningsretter uden fortegningsret. Formanden henviste til bestyrelsesbeslutningerne af 28. februar 2003 og ændret den 28. marts 2003, som indeholdt vilkårene for tegning af kapitalforhøjelserne.

The Chairman referred to the authorisation adopted at the Annual General Meeting 28 November 2002 according to which the Board of Directors is authorised to increase the Company's share capital without conferring pre-emption rights upon the existing shareholders upon the exercise of warrants. The Chairman referred to the Board Resolution dated 28 February 2003 outlining the conditions for the subscription to the share capital.

På denne baggrund foreslog formanden, at Selskabets aktiekapital forhøjes fra DKK 77.779.260 med DKK 2008 til DKK 77.781.268.

On this basis, the Chairman suggested that the share capital was increased from DKK 77,779,260 by DKK 2008 to DKK 77,781,268.

Punktet blev drøftet.

The issue was discussed.

Bestyrelsen besluttede at forhøje aktiekapitalen med DKK 2008.

**RESOLVED** to pass a resolution to increase the share capital by DKK 2008.

Bestyrelsen besluttede desuden at bemyndige Søren Meisling eller Nikolaj Bjørnholm, Bech-Bruun, til at ændre Selskabets vedtægter, således at kapitalforhøjelsen fremgår heraf, samt anmelde kapitalforhøjelsen til Erhvervs- og Selskabsstyrelsen.

**RESOLVED FURTHER** to authorise Mr. Søren Meisling and Mr. Nikolaj Bjørnholm of Bech-Bruun to amend the Articles of Association reflecting the capital increase including filing of the capital increase with the Danish Commerce and Companies Agency.

*****

**I bestyrelsen/Board of Directors**

Sonnich Fryland

Patrik Dahlén

Viggo Harboe

Kurt Anker Nielsen

Steven P. Novak

Jesper Lohse

Joel Weisenberger

Camilla Schmidt

*****

I bestyrelsen/Board of Directors

Sonnich Fryland

Patrik Dahlen

Viggo Harboe

Kurt Anker Nielsen

Steven P. Novak

Jesper Lolise

Joel Weisenberger

Camilla Schmidt

*****

**I bestyrelsen/Board of Directors**

| | | |
|---|---|---|
| Sonnich Fryland | | Patrik Dahlén |
| Viggo Harboe | Kurt Anker Nielsen | Steven P. Novak |
| Jesper Lohse | Joel Weisenberger | Camilla Schmidt |

**VEDTÆGTER FOR**

**Dako A/S**
(CVR-nr. 26 51 99 50)
("Selskabet")
**--oo0oo--**

**ARTICLES OF ASSOCIATION OF**

**Dako A/S**
(CVR No. 26 51 99 50)
("the Company")
**--oo0oo--**

**§ 1. Selskabets navn og hjemsted**

***1.1 Navn***

Selskabets navn er Dako A/S. Selskabet driver tillige virksomhed under binavnet DakoCytomation A/S (Dako A/S).

1.2 Hjemsted

Selskabets hjemsted er Glostrup kommune.

**§ 1. Name and Registered Office**

***1.1 Name***

The Company's name is Dako A/S. The company also conducts business under the ancillary name of DakoCytomation A/S (Dako A/S).

1.2 Registered Office

The Company's registered office is situated in the municipality of Glostrup.

**§ 2. Selskabets formål**

Selskabets formål er fabrikation, handel og investeringsvirksomhed samt, direkte eller indirekte, at drive anden virksomhed, der efter bestyrelsens skøn er forbundet dermed.

**§ 2. Object**

The object of the Company is to engage in production, commercial trading and investment, and directly or indirectly, engage in any other activities which, in the opinion of the Board of Directors, are related thereto.

**§ 3. Selskabets kapital**

***3.1 Aktiekapitalens størrelse***

Selskabets aktiekapital er 77.781.268,00 kr.

3.2 En aktieklasse

Aktiekapitalen er ikke opdelt i aktieklasser.

**§ 3. Share Capital**

***3.1 Amount***

The share capital of the Company is DKK 77,781,268.00.

3.2 One Class of Shares

The share capital is not divided into different classes of shares.

**§ 3.A.1 Bemyndigelse til at udvide aktiekapitalen**

(1) Som led i Selskabets erhvervelse af virksomheder er bestyrelsen i perioden indtil 13. maj 2009 bemyndiget til at udvide Selskabets aktiekapital for derved at kunne erlægge vederlag helt eller delvis i aktier, ligesom bestyrelsen under samme forudsætning kan udstede konvertible obligationer som nærmere beskrevet i § 3.A.2. Det maksimale nominelle beløb, for hvilket nye aktier og/eller konvertible obligationer kan udstedes, andrager samlet kr. 32.361.256.

(2) Bemyndigelsen i henhold til § 3.A.1(1) kan udnyttes ad en eller flere gange og efter bestyrelsens nærmere bestemmelse med hensyn til tid og vilkår. Forhøjelsen i henhold til 3.A.1(1) kan efter bestyrelsens nærmere beslutning ske ved indbetaling i andre værdier end kontanter og uden fortegningsret for Selskabets hidtidige aktionærer.

**3.A.2 Bemyndigelse til at udstede konvertible obligationer**

Bestyrelsen er på de i § 3.A.1 anførte vilkår bemyndiget til at optage lån ad en eller flere gange efter bestyrelsens nærmere bestemmelse mod udstedelse af konvertible obligationer omfattende et nominelt lånebeløb på op til halvdelen af Selskabets aktiekapital på det tidspunkt, hvor beslutningen træffes, dog således at der i henhold til denne bemyndigelse højst kan udstedes konvertible obligationer for et samlet nominelt beløb på indenfor den i § 3.A.1 anførte samlede ramme på nominelt kr.

**§ 3.A.1 Authorisation to Increase the Share Capital**

(1) For purposes of the Company's acquisition of businesses, the Board of Directors has been authorised until 13 May 2009 to increase the Company's share capital in order to be able to make contributions, in whole or in part, in shares. Also, the Board of Directors is authorised fir the same purposes to issue convertible corporate bonds as set out in article 3.A.2. The maximum nominal amount of new shares and/or convertible corporate bonds which can be issued shall be a total of DKK 32,361,256.

(2) The authority set out in article 3.A.1(1) may be exercised on one or several occasions at such times and on such terms as the Board of Directors may decide. Any increase in pursuance of article 3.A.1(1) may, at the Board of Directors' discretion, be effected by contribution in kind instead of cash payment without conferring any preemption rights on the Company's existing shareholders.

**§ 3.A.2 Authorisation to Issue Convertible Corporate Bonds**

Further to the terms and conditions set out in article 3.A.1, the Board of Directors has been authorised to raise loans on one or several occasions, as the Board of Directors may decide, against the issue of convertible corporate bonds of a nominal loan amount of up to half the Company's share capital at the time of such resolution. However, issue of convertible corporate bonds under this authority shall not exceed a total nominal amount within the aggregate frame set out in article 3.A.1 of DKK

32.361.256. Udstedelse af konvertible obligationer kan gennemføres til markedskurs uden fortegningsret for de hidtidige aktionærer, dog således at konverteringskursen for de konvertible obligationer ikke må være lavere end markedsværdien af Selskabets aktier på tidspunktet for de konvertible obligationers udstedelse (bortset fra eventuelle justeringer af konverteringskursen som følge af begivenheder, der måtte indtræde efter udstedelsen af de konvertible obligationer på grund af udvandende aktieemissioner, fusioner, sammenlægninger, spaltninger, aktieopdelinger og andre lignende ændringer i Selskabets kapitalstruktur, alt som der måtte blive bestemt i henhold til de konvertible obligationers vilkår og betingelser). Bestyrelsen er samtidig bemyndiget – og forpligtet – til i perioden indtil 13. maj 2009 at forhøje Selskabets aktiekapital af en eller flere gange i forbindelse med konvertering til aktier af de konvertible obligationer, der måtte blive udstedt i medfør af ovenstående bemyndigelse indenfor den i § 3.A.1 anførte samlede ramme på nominelt kr. 32.361.256. Såfremt der sker en reduktion af konverteringskursen som følge af betingelserne for de konvertible obligationer, forhøjes kapitalforhøjelsesbemyndigelsen med det yderligere aktiebeløb, som er nødvendigt som følge af reduktionen af konverteringskursen. Kapitalforhøjelsen kan gennemføres uden fortegningsret for Selskabets hidtidige aktionærer. Vilkår for tegning og optagelse af lån (herunder eventuel sikkerhedsstillelse for disse), obligationerne og disses udstedelse fastsættes af bestyrelsen, idet bestyrelsesbeslutningen herom optages i vedtægterne.

32,361,256. The issue of convertible corporate bonds may be carried out at market price without granting pre-emption rights to the existing shareholders; provided, however, that the conversion price of such convertible corporate bonds shall not be lower than the fair market value of the Company's shares at the time of the convertible corporate bonds issue (except as to any adjustment in the conversion price resulting from events that may occur subsequent to such issue by reason of dilutive issues of shares, mergers, consolidations, divisions, share splits and other similar changes in the Company's capital structure, all as may be provided for in accordance with the terms and provisions of the convertible corporate bonds). Further, in the period until 13 May 2009, the Board of Directors is authorised – and under an obligation - to increase the Company's share capital on one or several occasions within the frame set out in article 3.A.1 with up to an aggregate nominal amount of DKK 32,361,256 in connection with the conversion into shares of such convertible corporate bonds as may be issued in pursuance of the above authority. In the event of a reduction of the conversion price by reason of the terms applicable to the convertible corporate bonds, the authority to increase the capital shall be augmented by such additional share amount as is necessary because of the reduction of the conversion price. The capital increase may be effected without granting pre-emption rights to the existing shareholders. Terms and conditions for subscription and raising of loans (including the provision of any security therefore), the corporate bonds and the issue thereof shall be determined by the Board of Directors, and the Board of Directors' resolution to this effect shall be incorporated into these Articles.

**§ 3.A.3 Bemyndigelse til at udstede tegningsoptioner (warrants)**

Bestyrelsen er på de i § 3.A.1 anførte vilkår bemyndiget til at udstede tegningsoptioner ad en eller flere gange efter bestyrelsens nærmere bestemmelse omfattende et nominelt beløb på op til halvdelen af Selskabets aktiekapital på det tidspunkt, hvor beslutningen træffes, dog således at der i henhold til denne bemyndigelse højst kan udstedes tegningsoptioner for et samlet nominelt beløb indenfor den i § 3.A.1 anførte samlede ramme på nominelt kr. 32.361.256. Udstedelse af tegningsoptioner kan ske på markedsvilkår uden fortegningsret for de hidtidige aktionærer, dog således at tildelingskursen og udnyttelseskursen for tegningsoptionerne tilsammen ikke må være lavere end markedsværdien af Selskabets aktier på tidspunktet for tegningsoptionernes udstedelse (bortset fra eventuelle justeringer af udnyttelseskursen som følge af begivenheder, der måtte indtræde efter udstedelsen af tegningsoptionerne på grund af udvandende aktieemissioner, fusioner, sammenlægninger, spaltninger, aktieopdelinger og andre lignende ændringer i Selskabets kapitalstruktur, alt som der måtte blive bestemt i henhold til tegningsoptionernes vilkår og betingelser). Bestyrelsen er samtidig bemyndiget – og forpligtet – til i perioden indtil 13. maj 2009 at forhøje Selskabets aktiekapital af en eller flere gange i forbindelse med udnyttelse af de udstedte tegningsoptioner, der måtte blive udstedt i medfør af ovenstående bemyndigelse indenfor den i § 3.A.1 anførte samlede ramme på nominelt kr. 32.361.256. Såfremt der sker en reduktion af tildelingskursen som følge af betingelserne for tegningsoptionerne, forhøjes kapitalforhøjelsesbemyndigelsen med det yderligere aktie-

**§ 3.A.3 Authorisation to Issue Warrants**

Further to the terms and conditions set out in article 3.A.1 above, the Board of Directors has been authorised to issue warrants on one or several occasions, as the Board of Directors shall may decide, of a nominal amount of up to half the Company's share capital at the time of such decision. However, issue of warrants under this authority shall not exceed a total nominal amount within the aggregate frame set out in article 3.A.1 of DKK 32,361,256. The issue of warrants may be carried out on market conditions without granting pre-emption rights to the existing shareholders; provided, however, that the issue price and exercise price of such warrants shall not combined be lower than the fair market value of the Company's shares at the time of the warrant issue (except as to any adjustment in the exercise price resulting from events that may occur subsequent to such issue by reason of dilutive issues of shares, mergers, consolidations, divisions, share splits and other similar changes in the Company's capital structure, all as may be provided for in accordance with the terms and provisions of the warrants). Further, in the period until 13 May 2009, the Board of Directors is authorised – and under an obligation - to increase the Company's share capital on one or several occasions within the frame set out in article 3.A.1 with up to an aggregate nominal amount of DKK 32,361,256 in connection with the exercise of such warrants as may be issued in pursuance of the above authority. In the event of a reduction of the exercise price by reason of the terms applicable to the warrants, the authority to increase the capital shall be augmented by such additional share amount as is ne-

beløb, som er nødvendigt som følge af reduktionen af tildelingskursen. Kapitalforhøjelsen kan gennemføres uden fortegningsret for Selskabets hidtidige aktionærer. De nærmere vilkår for tegningsoptionerne og disses udstedelse fastsættes af bestyrelsen, idet bestyrelsesbeslutningen herom optages i vedtægterne.

cessary because of the reduction of the exercise price. The capital increase may be effected without granting preemption rights to the existing shareholders. The specific terms and conditions for the warrants and the issue thereof shall be resolved by the Board of Directors, and the Board of Directors' resolution to this effect shall be incorporated into these Articles.

***§ 3.A.4 Aktiestatus***

For kapitaludvidelser i medfør af nærværende § 3.A gælder, at de nye aktier skal have samme rettigheder som de eksisterende aktier. Aktierne skal være omsætningspapirer, lyde på navn og noteres på navn i Selskabets aktiebog og i øvrigt være undergivet de samme bestemmelser, som gælder for ældre aktier. De nye aktier skal give ret til udbytte fra det tidspunkt, bestyrelsen bestemmer, dog senest fra det regnskabsår, der følger efter vedtagelsen af kapitalforhøjelsen, respektive tegning af aktier.

***§ 3.A.4 Share Status***

New shares issues in connection with capital increases pursuant to this article 3.A, the new shares shall have the same rights as the existing shares. The shares shall be negotiable instruments, shall be issued in the holder's name, and shall be subject to the same provisions as those applying to the existing shares. Holders of the new shares shall be entitled to dividends as from such time as the Board of Directors shall determine, although not later than for the accounting year following the adoption of the capital increase or, as the case may be, the subscription for shares in exchange for warrants.

***§ 3.B.1 Forhøjelse af aktiekapitalen og udstedelse af tegningsoptioner (warrants)***

Bestyrelsen er i perioden indtil 19. marts 2010 bemyndiget til at udstede tegningsoptioner til medarbejderne i Selskabet og dets datterselskaber samt til at foretage forhøjelse af Selskabets aktiekapital med indtil nominelt DKK 6.132.000 uden fortegningsret for de hidtidige aktionærer.

***§ 3.B.1 Increase of the Share Capital and Issue of Warrants***

In the period until 19 March 2010 the Board of Directors shall be authorised to issue warrants to employees of the Company and its subsidiaries as well as to increase the Company's share capital with up to a nominal amount of DKK 6,132,000 without conferring preemption rights upon the existing shareholders.

***§ 3.B.2 Begrænsninger i bemyndigelsen***

Bemyndigelsen er underkastet følgen-

***§ 3.B.2 Limitations to the Authorisations***

The authorisation is subject to the fol-

de begrænsninger:

(1) Udnyttelseskursen skal udgøre mindst 85 % af markedskursen (og kan overstige denne) på tidspunktet, hvor aftale om tildeling indgås med medarbejderen. Markedskursen beregnes som minimum på grundlag af Selskabets regnskabsmæssige indre værdi i henhold til årsrapporten for det sidst forløbne regnskabsår med tillæg af Selskabets resultat for perioden fra det igangværende regnskabsårs start og til og med det senest udløbne kvartal. Den således opgjorte indre værdi skal tillægges goodwill, der værdiansættes som minimum på grundlag af de danske skattemyndigheders til enhver tid gældende beregningsmodel for goodwill.

(2) Udnyttelse af tegningsoptioner skal ske inden for 21 dage efter de seks førstkommende ordinære generalforsamlinger, der afholdes i året efter den første tildeling. Såfremt Selskabet børsnoteres regnes 21-dages perioderne fra offentliggørelse af årsrapport og halvårsregnskab.

**§ 3.B.3 *Aktiestatus***

For kapitaludvidelser i medfør af nærværende § 3.B gælder, at de nye aktier skal have samme rettigheder som de eksisterende aktier. Aktierne skal være omsætningspapirer, lyde på navn og noteres på navn i Selskabets aktiebog og i øvrigt være undergivet de samme bestemmelser, som gælder for ældre aktier. De nye aktier skal give ret til udbytte fra det tidspunkt, bestyrelsen bestemmer, dog senest fra det regnskabsår der følger efter vedtagelsen af kapitalforhøjelsen, respektive tegning af aktier.

lowing limitations:

(1) The exercise price shall correspond to at least 85% of the fair market value (and may exceed the fair market value) at the time when an agreement of successive grant is entered into with the employee. The fair market value shall be assessed as a minimum on the basis of the book value of the Company as shown in the annual report for the most recent accounting year plus the Company's profits for the period from the beginning of the current accounting year and until and including the most recently expired quarter. Goodwill shall be added to the Company's book value as a minimum on the basis of the calculation model used for goodwill by the Danish tax authorities from time to time.

(2) The warrants granted shall be exercised within a period of 21 days subsequent to each of the six next annual general meetings to be held in the years after the initial grant. In case of a listing of the Company, the 21-day periods shall commence after the publication of the annual report and the interim financial statement.

**§ 3.B.3 *Share Status***

New shares issued in connection with capital increases pursuant to this article 3.B shall carry the same rights as the existing shares. The shares shall be negotiable instruments, shall be issued in the holder's name, and shall be subject to the same provisions as those applying to the existing shares. Holders of the new shares shall be entitled to dividends as from such time as the Board of Directors shall determine, although not later than for the accounting year following the adoption of the capital increase or, as the case may be,

the subscription for shares in exchange for warrants.

§ 3.B.4 *Ændringer i vedtægter*

Bestyrelsen er bemyndiget til at foretage de vedtægtsændringer, der er nødvendige i forbindelse med udnyttelsen af ovenstående bemyndigelser og kapitaludvidelserne.

§ 3.B.4 *Amendments to the Articles of Association*

The Board shall be authorised to undertake such amendments to these Articles of Association as are required in connection with the above authorisations and the capital increases.

**§ 3.C Tegningsoptioner (warrants) til medarbejderne udstedt i henhold til § 3.B den 29. august 2002 (2002-program)**

**§ 3.C Warrants Issued to Employees Pursuant to Article 3.B on 29 August 2002 (2002 program)**

§ 3.C.1 *Antal og betaling*

Selskabets bestyrelse har i august 2002 i henhold til bemyndigelse givet i maj 2002 vederlagsfrit tildelt visse medarbejdere ("Medarbejderen") 1.374.594 tegningsoptioner.

§ 3.C.1 *Quantity and Consideration*

Under the authority granted in May 2002 the Board of Directors has granted 1,374,594 warrants free of charge to certain employees (the "Employee").

§ 3.C.2 *Udnyttelseskurs*

Hver tegningsoption berettiger Medarbejderen til at tegne nom. kr. 2 aktier i Selskabet mod betaling af kr. 73,83 for hver aktie af kr. 2.

§ 3.C.2 *Exercise Price*

Each warrant entitles the Employee to subscribe for shares in the nominal amount of DKK 2 in the Company at a price of DKK 73.83 per share of DKK 2.

§ 3.C.3 *Udnyttelse*

Udnyttelse af tegningsoptionerne kan kun ske i portioner á mindst 25 og inden for den i Aftalen definerede Udnyttelsesperiode. Udnyttelse af tegningsoptionerne skal tillige være i overensstemmelse med de love og regler, der er gældende for tegningsoptionerne, og tegningsoptionerne må ikke udnyttes, hvis Selskabet beslutter, at udnyttelsen udgør en overtrædelse af gældende love og regler.

§ 3.C.3 *Exercise*

The warrants shall only be exercisable in portions of at least 25 warrants and any exercise shall take place within the Exercise Period, which is defined in the Agreement. The exercise of the warrants shall also comply with other laws and regulations applicable to the warrants, and the warrants shall not be exercised if the Company determines that the exercise would be a violation of applicable laws and regulations.

§ 3.C.4 *Fremgangsmåde ved udnyttelse*

§ 3.C.4 *Procedure of Exercise*

Tegningsoptionerne udnyttes ved, at Medarbejderen inden for Udnyttelsesperioden til Selskabet indsender skriftlig meddelelse (tegningsliste) med angivelse af det antal tegningsoptioner, der ønskes udnyttet, og bilagt det beløb (inkl. eventuel kildeskat), som skal betales i forbindelse med tegningen af aktierne på grundlag af tegningsoptionerne.

The Employee shall exercise the warrants by written notice (execution page from subscription list) within the Exercise Period to the Company, indicating the number of warrants which will be exercised and accompanied by the amount payable (including any withholding taxes) in connection with the subscription for the shares on the basis of the warrants.

**§ 3.C.5 *Kapitalforhøjelse***

Ved modtagelse af den skriftlige meddelelse (relevante side i tegningslisten) og betaling som anført i § 3.C.4 samt Medarbejderens betaling af aktieomsætnings- eller kildeskat, er Selskabet forpligtet til at foranledige den fornødne aktieudvidelse gennemført senest 60 dage efter udløbet af det regnskabsår, hvor der blev givet behørig meddelelse. Aktiebreve eller dokumentation for, at Medarbejderen er behørigt registreret som aktionær udleveres snarest muligt efter, at kapitalforhøjelsen er registreret i Erhvervs- og Selskabsstyrelsen.

**§ 3.C.5 *Capital Increase***

Upon receipt of the written notice (execution page from subscription list) and the payment set out in article 3.C.4 and the payment by the Employee of any transfer or withholding taxes, the Company shall arrange for the necessary implementation of the capital increase no later than 60 days after the expiry of the accounting reference period in which duly notice was submitted. Share certificates or evidence that the Employee has been duly recorded as shareholder shall be surrendered as soon as possible after the registration of the capital increase with the Danish Commerce and Companies Agency.

**§ 3.C.6 *Bortfald***

Tegningsoptionerne bortfalder, hvis Medarbejderen væsentligt misligholder sin ansættelsesaftale.

Ikke-udnyttede tegningsoptionerne bortfalder endvidere i det omfang, at meddelelse om udnyttelse ikke er kommet behørigt frem til Selskabet senest på Udløbsdatoen. Denne warrantordning og eventuelle ikke-udnyttede tegningsoptioner, der tildeles i henhold til denne warrantordning, bortfalder således på den i Aftalen definerede Udløbsdato.

Ved Medarbejderens fratræden eller

**§ 3.C.6 *Expiration***

The warrants shall be forfeited in the event of the Employee's material breach of his contract of employment.

Unexercised warrants shall expire if the notice of exercise has not been duly received by the Company on or before the Date of Expiry. Thus, this warrant plan and any unexercised warrants granted hereunder expire on the Date of Expiry as defined in the Agreement.

In case of the Employee's resignation

død gælder der køberettigheder, jf. § 3.C.8.

or death, call options apply, cf. article 3.C.8.

**§ 3.C.7 *Ændringer i vilkårene***

**§ 3.C.7 *Amendment of the Terms and Conditions***

(1) Hvis Medarbejderen ønsker at udnytte sine tegningsoptioner efter

(1) Where the Employee wishes to exercise his warrants after

(i) at der er sket en forhøjelse af Selskabets aktiekapital med fortegningsret for de eksisterende aktionærer til at tegne aktier til en lavere kurs end markedskursen,

(i) the share capital of the Company has been increased, the existing shareholders have pre-emption rights to subscribe for the new shares at a price which is lower than the market price;

(ii) at Selskabet har udstedt konvertible obligationer eller andre konvertible lån, tegningsoptioner (bortset fra de tegningsoptioner, der er omfattet af denne warrantordning eller eventuelle efterfølgende incitamentsordninger), og udstedelsen er sket med fortrinsret for de eksisterende aktionærer til en lavere kurs end markedskursen,

(ii) the Company has issued convertible bonds or other convertible loans, warrants (except for the warrants comprised by this plan or any other subsequent employee incentive programme), and the existing shareholders have pre-emption rights to subscribe for the new shares at a price which is lower than the market price;

(iii) at der er foretaget en fondsaktieemission (aktieudbytte),

(iii) bonus shares (stock dividend) have been issued;

(iv) at der er sket en nedsættelse af Selskabets aktiekapital, hvorved de eksisterende aktionærer har modtaget en udlodning fra Selskabet, der overstiger markedskursen, eller

(iv) a reduction in the share whereby the existing shareholders have received a dividend from the Company exceeding the market price; or

(v) at der er udbetalt udbytte pr. regnskabsår på mere end 25 % af aktiekapitalen,

(v) distribution of a dividend of more than 25 per cent of the share capital per accounting year;

skal den i Aftalen fastsatte Udnyttelseskurs og/eller aktieantal reguleres, således at Medarbejderen modtager en rimelig kompensation for den reduktion i tegningsoptionernes værdi, som den pågældende begivenhed måtte have medført. Kompensationen fastsættes endeligt af en revisor, der er udpeget af Selskabet.

the Exercise Price and/or the number of shares stated in the Agreement shall be adjusted to the effect that the Employee receives a fair compensation for the decrease in the value of the warrants caused by the event in question. An independent auditor appointed by the Company shall finally determine the compensation.

(2) Hvis en eller flere af tegningsoptionerne udnyttes efter eller i forbindelse med

(i) en fusion eller fission (spaltning) af Selskabet,

(ii) Selskabets likvidation eller

(iii) andre tilsvarende ændringer i Selskabets kapitalstruktur,

er Medarbejderen berettiget til at modtage aktier i Selskabet til en ændret kurs (eller ved justering af det tildelte antal aktier) eller i andre selskaber eller på anden måde tillægges aktiver eller kontanter, således at Medarbejderen modtager kompensation herfor. Kompensationen fastsættes endeligt af en revisor, der udpeges af Selskabet.

(2) Where one or more warrants are exercised subsequent to or in connection with

(i) a merger or de-merger (division) of the Company;

(ii) the liquidation of the Company;

(iii) the occurrence of other similar changes in the capital structure of the Company;

the Employee shall be entitled to receive shares in the Company at a new price (or by adjustment of the number of shares granted) or in other companies, or in some other way be granted assets or cash in such a way that the Employee is compensated. An independent auditor appointed by the Company shall finally determine the compensation.

***§ 3.C.8 Overdragelse og pantsætning***

(1) Tegningsoptionerne kan ikke overdrages eller gøres til genstand for pantsætning eller udlæg, medmindre andet fremgår af nedenfor.

(2) Ved Medarbejderens fratræden (uanset årsag) forud for en eventuel børsnotering og for så vidt tegningsoptionerne ikke er bortfaldet i henhold til § 3.C.6, skal Medarbejderen tilbyde de tildelte tegningsoptioner til Selskabet eller en af Selskabet udpeget tredjemand til en kurs, der beregnes som forskellen mellem Udnyttelseskursen og aktiekursen beregnet på grundlag af Selskabets regnskabsmæssige indre værdi i henhold til årsrapporten for det seneste regnskabsår med tillæg af Selskabets overskud for perioden fra det igangværende regnskabsårs begyndelse og til og med det i forhold til den begivenhed, der har udløst tilbudspligten, senest udløbne kvartal. Den således opgjorte in-

***§ 3.C.8 Transfer and Pledging***

(1) The warrants cannot be transferred, pledged or taken in execution, save as provided for below.

(2) In case of the Employee's resignation or termination of employment (for whatever reason) prior to any listing and provided that the warrants have not expired pursuant to article 3.C.6 above, warrants vested shall be offered by the Employee to the Company or any person designated by the Company at a price calculated as the difference between the Exercise Price and the price of the shares calculated on the basis of the book value of the Company as shown in the annual report for the most recent accounting year plus the Company's profits from the beginning of the current accounting year and until and including the most recently expired quarter in which the event that triggered

dre værdi skal tillægges goodwill, der værdiansættes endeligt af en af Selskabet udpeget uafhængig revisor på grundlag af skattemyndighedernes til enhver tid gældende beregningsmodel for goodwill. Hvis den således opgjorte værdi er nul eller negativ, sker overdragelse vederlagsfrit.

the obligation to offer the shares for sale occurred. Goodwill shall be added to the Company's book value and shall be finally appraised by the Company's auditor on the basis of the calculation model used for goodwill by the tax authorities from time to time. In case the calculated value is zero or negative, the transfer shall be made free of charge.

(3) Ved overdragelse af mindst 50% af Selskabets aktier til tredjemand har Selskabet eller en af Selskabet anvist køber ret (men ikke pligt) til at erhverve tegningsoptionerne fra Medarbejderen (uanset om denne måtte være fratrådt) eller kræve udnyttelse af tildelte tegningsoptioner (i så fald kan udnyttelse ske uden for Udnyttelsesperioden). Tegningsoptionskursen skal svare til den kurs, som tredjemand skal betale for de pågældende aktier med fradrag af den i Aftalen fastsatte Udnyttelseskurs. Hvis aktierne erhverves efter påkrav om Medarbejderens udnyttelse, skal aktiekursen svare til den kurs, som tredjemand skal betale for de pågældende aktier.

(3) In the event of a transfer of at least 50% of the Company's shares to a third party, the Company or any buyer designated by the Company shall be entitled (but not obliged) to acquire the warrants from the Employee (whether or not he/she has resigned) or require the exercise of the warrants vested (in such case exercise can take place outside any Exercise Period). The price for the warrant shall correspond to the price payable by any third party for the shares in question less the Exercise Price stated in the Agreement. If the shares are acquired subsequent to the requested exercise by the Employee, the price for the shares shall correspond to the price payable by any third party for the shares in question.

**§ 3.C.9 Særlige bestemmelser for medarbejdere omfattet af dansk ansættelseslovgivning**

§ 3.C.8, stk. 2 er ikke gældende.

**§ 3.C.9. Special Applying Only for Employees Subject to Danish Employment Law**

Article 3.C.8(2) does not apply.

***§ 3.C.10 Fuldstændigt warrantprogram 2002***

Ovenstående vilkår gengiver hovedtrækkene i den mellem Selskabet og Medarbejderen indgåede Aftale om successiv tildeling af tegningsoptioner med dertil hørende Plan for warrantordning (tegningsoptioner) 2002.

***§ 3.C.10 Complete Warrant Program 2002***

The above terms reflect the principal features of the Agreement between the Company and the Employee on the successive grant of warrants together with the plan for the Warrant Program 2002.

**§ 3.D Tegningsoptioner udstedt i henhold til § 3.A.3 den 30. august 2002.**
**(Cytologix tegningsoptioner)**

**§ 3.D Warrants Issued Pursuant to Article 3.A.3 on 30 August 2002.**
**(Cytologix warrant)**

### § 3.D.1 *Udstedelse af tegningsoptioner*

I henhold til den i § 3.A.1 indeholdte bemyndigelse til bestyrelsen har denne den 30. august 2002 besluttet at udstede 775.973 tegningsoptioner, der hver giver ret til at tegne én aktie à DKK 2. Bestyrelsen har tillige vedtaget den tilsvarende forhøjelse af Selskabets aktiekapitel til gennemførelse i det omfang og på det tidspunkt, det måtte være relevant.

### § 3.D.1 *Issuance of Warrants*

Under the authority in article 3.A.1 hereof, the Board of Directors resolved on 30 August 2002 to issue 775,973 warrants each conferring a right to subscribe for one share of DKK 2. The Board of Directors also adopted the corresponding increase of the Company's share capital to be effected as and when relevant.

### § 3.D.2 *Vilkår for udstedelsen*

Tegningsoptionerne udstedes følgende vilkår:

(a) Tegningsoptionerne udstedes uden fortegningsret for Selskabets aktionærer;

(b) Tegningsoptionerne tildeles som en del af vederlaget for Selskabets køb af en virksomhed i henhold til en købsaftale dateret 19. august 2002 ("Købsaftalen");

(c) Tegningsoptionerne skal tegnes senest den 18. august 2003 på separate tegningslister;

(d) Tegningsoptionerne skal ydes i tre særskilte puljer på henholdsvis 310.389, 232.792 and 232.792 tegningsoptioner, der hver kan udnyttes ved visse begivenheders indtræden som nærmere aftalt med tegningsoptions-indehaveren.

For hver pulje af tegningsoptioner gælder det, at udnyttelse skal ske på ét bestemt tidspunkt, senest ved midnat, Boston-tid, på den 60. dag efter indtrædelsen af den for den pågældende

### § 3.D.2 *Terms and Conditions of the Issuance*

The warrants shall be issued on the following terms and conditions:

(a) the warrants shall be issued without granting pre-emptiion rights to the Company's shareholders;

(b) the warrants shall be granted as part of the consideration for the Company's acquisition of a business pursuant to a purchase agreement dated 19 August 2002 (the "Purchase Agreement");

(c) the warrants shall be subscribed no later than 18 August 2003 on separate subscription lists;

(d) the warrants shall be granted in three separate lots, each comprising 310,389, 232,792 and 232,792 warrants, respectively, each of which lot may be exercised upon the occurrence of certain events as further agreed with the warrant holder.

As regards each lot of warrants, exercise shall take place on one occasion no later than midnight, Boston time, on the 60th day after the occurrence of the agreed exercise event for each lot, after

pulje aftalte udnyttelsesbegivenhed, efter hvilket tidspunkt den pågældende pulje bortfalder såfremt tegning ikke er sket. Derudover bortfalder tegningsoptionerne automatisk senest den 20. oktober 2009, men kan dog bortfalde tidligere som aftalt med tegningsoptionsindehaver.

which time such lot of warrants shall expire if not exercised. In addition, the warrants shall expire automatically no later than 20 October 2009, but may expire automatically earlier as agreed with the warrant holder.

Selskabet skal være berettiget til at suspendere de ovenfor nævnte udnyttelsesperioder i op til tre måneder i tilfælde af, at bestyrelsen beslutter at ansøge om notering af Selskabets aktier på en dansk eller en udenlandsk fondsbørs og de(n) for børsnoteringen ansvarlige bank(er) anbefaler Selskabet at træffe en sådan forholdsregel; og

The Company shall be entitled to lock up the exercise windows mentioned above for a period of up to three months in the event the Board of Directors of the Company decides to apply for listing of the Company's shares on a Danish or foreign stock exchange and the bank(s) responsible for the listing recommend(s) that the Company make such precaution; and

(e) Der skal ikke finde betaling sted til Selskabet ved udnyttelsen af tegningsoptionerne, eftersom disse udstedes som en del af vederlaget for købet af en virksomhed fra tegningsoptionsindehaveren på markedsvilkår.

(e) no payment shall be made to the Company on exercise of the warrants, since the warrants will be issued as part of the consideration for the purchase of a business from the warrant holder on market terms.

*§ 3.D.3 Ændringer i kapitalstruktur*

*§ 3.D.3 Changes in Capital Structure*

**1) Forhøjelse af aktiekapital og udstedelse af obligationer og tegningsoptioner**

**1) Share Capital Increase and Issuance of Bonds and Warrants**

I tilfælde af en kapitalforhøjelse, der tegnes under markedsværdi, udstedelse af konvertible obligationer eller lignende instrumenter, der giver ret til tegning af aktier under markedsværdi, udstedelse af tegningsoptioner der giver ret til tegning af aktier under markedsværdi (bortset fra til Selskabets bestyrelsesmedlemmer, direktører eller medarbejdere, eller nuværende eller tidligere bestyrelsesmedlemmer, direktører, medarbejdere eller rådgivere i et eller flere datterselskaber) skal antallet af aktier, der kan tegnes ved udnyttelse af tegnings-optionerne, justeres, såle-

In case of a capital increase subscribed below market value, issuance of convertible bonds or similar instruments entitling to subscribe for shares below market value, issue of warrants entitling to subscribe for shares below market value (other than to the Company's directors, officers or employees or current or former directors, officers, employees or consultants of one or more of its subsidiaries), the number of shares which can be subscribed on exercise of the warrants shall be adjusted so that the warrant holder is not diluted when exercising the warrants.

des at tegningsoptionsindehaveren ikke udvandes ved udnyttelsen af tegningsoptionerne.

**2) Nedsættelse af aktiekapitalen**

(i) I tilfælde af, at Selskabets aktiekapital nedsættes til dækning af tab, jf. § 44 a i aktieselskabsloven, skal antallet af aktier, der kan tegnes ved udnyttelse af tegningsoptionerne, nedsættes til et tal, der afspejler den situation, hvor tegningsoptionsindehaveren havde udnyttet tegningsoptionerne umiddelbart før beslutningen om kapitalnedsættelse.

(ii) I tilfælde af, at Selskabets aktiekapital nedsættes ved udlodning til aktionærer til en pris pr. aktie, der ligger højere end markedsværdien, skal antallet af aktier, der kan tegnes ved udnyttelse af tegningsoptionerne, forhøjes, således at tegningsoptionsindehaverens stilling ikke ændres i denne situation.

**3) Opdeling, sammenlægning etc.**

Hvis Selskabet på et tidspunkt opdeler sine aktier i et større antal aktier, sammenlægger sine aktier til et mindre antal aktier, udsteder fondsaktier, fusionerer med en anden juridisk enhed og i den forbindelse bliver det fortsættende selskab, skal (i hvert af disse tilfælde) antallet af aktier, der kan tegnes ved udnyttelse af tegningsoptionerne, justeres forholdsmæssigt, således at antallet af aktier, der kan udstedes ved udnyttelse af tegningsoptionerne, forhøjes eller nedsættes, så det svarer til det antal aktier, som tegningsoptionsindehaveren ville have haft, hvis denne havde udnyttet tegningsoptionerne forud for sådan begivenheds indtræden og havde deltaget i sådan begivenhed som aktionær.

**2) Share Capital Decrease**

(i) In case the Company's share capital is decreased to cover losses, cf. Section 44 a in the Danish Companies Act, the number of shares which can be subscribed on exercise of the warrants shall be reduced (downwards) to reflect the situation where the warrant holder had exercised the warrants immediately before the capital decrease resolution.

(ii) In case the Company's share capital is decreased by way of a distribution to shareholders at a price per share higher than market value, then the number of shares which can be subscribed on exercise of the warrants shall be increased so that the warrant holder's position is neutral to such event.

**3) Subdivision, Combination, and etc.**

In case the Company shall at any time subdivide its shares into a greater number of shares, combine its shares into a smaller number of shares, issue bonus shares, merges with another entity and thereby becomes the surviving entity; then, in each case, the number shares which can be subscribed on exercise of the of warrants shall be proportionally adjusted so that the number of shares issuable upon exercise of the warrants shall be increased or decreased to equal the number of shares that would have been held by the warrant holder if the warrant holder had exercised the warrants prior to such event and had participated in such event as a holder of shares.

**4) Udbytte og tilbagekøb af aktier**

Hvis Selskabet i et givent år forud for udnyttelsen af tegningsoptionerne udlodder dividende på tilsammen mere end 20% af aktiekapitalen eller tilbagekøber aktier til en pris, der ligger mere end 10% over aktiernes markedsværdi, skal antallet af aktier, der kan tegnes ved udnyttelse af tegningsoptionerne, justeres for at kompensere for den udvanding, der ville ske som følge af ovennævnte handlinger, i det omfang udbytte eller tilbagekøb af aktier overstiger de ovennævnte grænser.

**4) Dividends and Share Buy Backs**

If the Company in any year prior to the exercise of the warrants distributes dividends of more than 20 % in total of the share capital or buys back shares at a price more than 10 % higher than the market value of the shares, then the number of shares which can be subscribed on exercise of the warrants shall be adjusted in order to compensate for the dilutive effects of the above actions to the extent that dividends or a buy-backs of shares exceed the above limitations.

**5) Omklassificeringer, etc.**

Hvis Selskabet på noget tidspunkt skulle omklassificere sine aktier eller deltage i en fusion, hvor det bliver det ophørende selskab, eller hvis Selskabet spaltes eller sælger alle eller næsten alle sine aktier til et andet selskab eller en anden enhed, skal der foretages lovmæssig og fornøden hensættelse, i henhold til hvilken tegningsoptionsindehaveren derefter - ved udnyttelse af sine tegningsoptioner - skal modtage sådanne aktier, værdipapirer eller andet, som tegningsoptionsindehaveren ville have modtaget, hvis tegningsoptions-indehaveren havde udnyttet sine tegningsoptioner forud for sådan en begivenheds indtræden og havde deltaget i begivenheden som aktionær.

**5) Reclassifications etc.**

In case the Company, at any time, reclassifies its shares or engages in a merger and thereby becomes the discontinuing entity, or is divided or sells all or substantially all of its assets to another corporation or entity, then lawful and adequate provision shall be made whereby thereafter the warrant holder shall receive upon exercise of the warrants, those shares securities or other items which the warrant holder would have received had the warrant holder exercised the warrants prior to such event and had participated in such event as a holder of shares.

**6) Opsamlingsbestemmelse**

Hvis Selskabet på noget tidspunkt foretager ændringer i aktiekapitalen, som påvirker samtlige aktier og som har indflydelse på tegningsoptionernes værdi, og som der ikke på anden måde er taget højde for i tegningsoptionerne, skal der foretages en rimelig justering af det antal aktier, som kan udstedes ved udnyttelse af tegningsoptionerne.

**6) Savings Clause**

In case the Company, at any time, makes any changes in the share capital that shall affect all the shares and does affect the value of the warrants and which is not otherwise provided for in the warrants, then a reasonable adjustment shall be made to the number of shares issuable upon exercise of the warrants.

### § 3.D.4 *Kapitalforhøjelse*

Bestyrelsen skal effektuere kapitalforhøjelse(r) i det omfang og på de(t) tidspunkt(er), tegningsoptionerne udnyttes. Følgende skal gælde i forbindelse med tegningen af aktier som følge af udnyttelse af tegningsoptionerne:

(i) Selskabets aktionærer skal ikke have ret til fortegning;

(ii) der skal ikke finde betaling sted til Selskabet, når aktierne tegnes, idet Selskabet har modtaget betaling ved udstedelsen af tegningsoptionerne svarende til en udnyttelseskurs på kr. 1.894,50 pr. aktiebeløb på DKK 100;

(iii) aktierne skal være omsætningspapirer udstedt gennem Værdipapircentralen;

(iv) aktierne skal udstedes på navn og noteres på navn i Selskabets aktiebog;

(v) aktierne skal ikke være underlagt nogen indløsningpligt;

(vi) der skal ikke gælde begrænsninger i aktiernes omsættelighed, bortset fra begrænsninger, der måtte følge af lovgivningen eller kontraktmæssige forhold;

(vii) ret til udbytte og andre rettigheder i Selskabet skal gælde fra tegningstidspunktet;

(viii) Selskabet skal bære alle omkostninger i forbindelse med udstedelsen af warranterne, hvilke skønnes at udgøre DKK 20.000;

### § 3.D.4 *Capital Increase*

The Board of Directors shall effect the capital increase(s) as and when the warrants are exercised. The following shall apply in connection with subscription for shares as a result of exercise of the warrants:

(i) the shareholders in the Company shall not be granted pre-emption rights;

(ii) no payment shall be made to the Company when the shares are subscribed since the Company has received consideration when issuing the warrants corresponding to an exercise price of DKK 1,894.50 per DKK 100 amount of shares;

(iii) the shares shall be negotiable instruments issued through the Danish VP Securities Services;

(iv) the shares shall be made out in the holder's name and shall be registered in the holder's name in the Company's share register;

(v) the shares shall not be subject to any duty of redemption;

(vi) no restriction shall apply to the shares with respect to negotiability other than restrictions that arise pursuant to law or contractual arrangements;

(vii) the right to receive dividend and other rights in the Company shall apply as from the time of subscription;

(viii) the Company shall bear all costs in connection with the issuance of the warrants, such costs are estimated at DKK 20,000;

(iv) tegningsoptionsindehaveren skal bære alle omkostninger i forbindelse med registrering af aktierne i Værdipapircentralen, hvilke skønnes at udgøre DKK 20.000.

(iv) the warrant holder shall bear all costs pertaining to the shares becoming registered with the VP Securities Services, which costs are estimated at DKK 20,000.

**§ 3.E Tegningsoptioner (Overtagelse af Cytomation tegningsoptioner)**

**§ 3.E Stock Options (Assumption of Cytomation warrants)**

***§ 3.E.1 Antal og betaling***

Bestyrelsen har i februar og marts 2003 på baggrund af bemyndigelse fra maj 2002 (forlænget i oktober 2002) tildelt 1.640.596 tegningsoptioner vederlagsfrit til visse tegningsoptionsindehavere i Cytomation, Inc. ("Optionsindehaverne"). Tegningsoptionerne træder i stedet for de tegningsoptioner, som Cytomation, Inc. har udstedt og som Selskabet har overtaget.

***§ 3.E.1 Quantity and Consideration***

Under the authority granted in May 2002 (extended in October 2002), the Board of Directors granted in February and March 2003 1,640,596 warrants free of charge to certain holders of warrants in Cytomation, Inc. (the "Holders"). The warrants replace the warrants issued by Cytomation, Inc. and assumed by the Company.

***§ 3.E.2 Udnyttelseskurs***

Hver tegningsoption giver Optionsindehaveren ret til at tegne én aktie på nominelt kr. 2 i Selskabet til en pris pr. aktie på kr. 2,00, 2,50, 22,48, 33,64, eller 37,39 pr. aktie á kr. 2, som nærmere anført i Tildelings-meddelelsen. Af de udstedte tegningsoptioner kan i alt 50.160 aktier tegnes til en pris på kr. 2,00, 5.017 aktier tegnes til en pris på kr. 2,50, 509.431 aktier tegnes til en pris på kr. 22,48, 552.286 aktier tegnes til en pris på kr. 33,64, og 523.702 aktier tegnes til en pris på kr. 37,39.

***§ 3.E.2 Exercise Price***

Each warrant entitles the Holder to subscribe for a share in the nominal amount of DKK 2 in the Company at a price per share of DKK 2.00, 2.50, 22.48, 33.64, or 37.39 per share of DKK 2, as further stated in the Grant Notice. On the basis of all issued warrants, 50,160 shares may be subscribed at a price of DKK 2.00, 5,017 shares may be subscribed at a price of DKK 2.50 509,431 shares may be subscribed at a price of DKK 22.48, 552,286 shares may be subscribed at a price of DKK 33.64, and 523,702 shares may be subscribed at a price of DKK 37.39.

***§ 3.E.3 Udnyttelse***

Udnyttelse af tegningsoptionerne skal ske inden Udløbstidspunktet, hvilket er defineret i Tildelingsmeddelelsen. Udnyttelsen skal endvidere overholde andre love og regler, som gælder for teg-

***§ 3.E.3 Exercise***

Exercise of the warrants shall take place within the Exercise Period, which is defined in the Grant Notice. The exercise of the warrants shall also comply with other laws and regulations appli-

ningsoptionerne, og tegningsoptionerne kan ikke udnyttes, hvis Selskabet vurderer, at udnyttelsen ikke i al væsentlighed er i overensstemmelse med sådanne love og regler. Endvidere kan tegningsoptionerne ikke udnyttes med mindre aktierne udstedt på baggrund af tegningsoptionerne bliver registreret i henhold til United States Securities Act of 1933 som senere ændret, eller såfremt aktierne ikke registreres, at Selskabet har vurderet, at udnyttelsen og aktieudstedelsen er undtaget fra registreringspligten i henhold til Securities Act.

cable to the warrants, and the warrants may not be exercised if the Company determines that the exercise would not be in material compliance with such laws and regulations. Furthermore, the warrants shall not be exercised unless the shares issuable upon exercise of the warrants are then registered under the United States Securities Act of 1933 as amended, or if such shares are not so registered, the Company has determined that exercise and issuance would be exempt from the registration requirements of the Securities Act.

***§ 3.E.4 Fremgangsmåde ved udnyttelse***

Tegningsoptionerne udnyttes ved, at Optionsindehaveren inden for Udnyttelsesperioden til Selskabet indsender underskrevet tegningsliste med angivelse af det antal tegningsoptioner, der ønskes udnyttet, og bilagt det beløb (inkl. eventuel aktieomsætnings- og/eller kildeskat), som skal betales i forbindelse med tegningen af aktierne på grundlag af tegningsoptionerne.

***§ 3.E.4 Procedure of Exercise***

The Holder shall exercise the warrants by submitting an executed subscription list within the Exercise Period to the Company, indicating the number of warrants which will be exercised and accompanied by the amount payable (including any transfer- and/or withholding taxes) in connection with the subscription for the shares on the basis of the warrants.

***§ 3.E.5 Kapitalforhøjelse***

Ved modtagelse af den skriftlige meddelelse (relevante side i tegningslisten) og betaling som anført i § 3.E.4 inklusive Optionsindehaverens betaling af aktieomsætnings- eller kildeskat, er Selskabet forpligtet til at foranledige den fornødne aktieudvidelse gennemført senest 60 dage efter udløbet af det regnskabsår, hvor der blev givet behørig meddelelse. Dokumentation for, at Optionsindehaveren er behørigt registreret som aktionær udleveres snarest muligt efter, at kapitalforhøjelsen er registreret i Erhvervs- og Selskabsstyrelsen.

***§ 3.E.5 Capital Increase***

Upon receipt of the written notice (execution page from subscription list) and the payment as set out in article 3.E.4 hereof including the payment by the Holder of any transfer or withholding taxes, the Company shall arrange for the necessary implementation of the capital increase no later than 60 days after the expiry of the accounting reference period in which duly notice was submitted. Evidence that the Holder has been duly recorded as shareholder shall be surrendered as soon as possible after the registration of the capital increase with the Danish Commerce and Companies Agency.

*§ 3.E.6* ***Bortfald***

(i) I det omfang Optionsindehaveren var medarbejder Selskabet eller et af dets datterselskaber den 1. juli 2002, bortfalder tegningsoptionerne, hvis Optionsindehaveren afskediges som følge af misligholdelse af sin ansættelsesaftale, som nærmere defineret i warrantplanen.

(ii) I det omfang Optionsindehaveren var bestyrelsesmedlem i Cytomation og/eller i Selskabet den 1. juli 2002, bortfalder tegningsoptionerne, hvis bestyrelsesmedlemmet udtræder af bestyrelsen i Cytomation og/eller Selskabet under visse omstændigheder, som nærmere er defineret i warrantplanen.

(iii) Ikke-udnyttede tegningsoptionerne bortfalder endvidere i det omfang, at meddelelse om udnyttelse (tegningsliste) ikke er kommet behørigt frem til Selskabet senest på Udløbsdatoen. Denne tegningsoptionsordning og eventuelle ikke-udnyttede tegningsoptioner, der tildeles i henhold til ordningen, bortfalder således på den i Tildelingsmeddelelsen definerede Udløbsdato.

*§ 3.E.6* ***Expiration***

(i) If the Holder was an employee of the Company or one of its subsidiaries as of 1 July 2002, the warrants shall be forfeited in the event the Holder is dismissed due to breach of his contract of employment for cause, as further defined in the Warrant Plan.

(ii) If the Holder was a director in Cytomation and/or the Company as of 1 July 2002, the warrants shall be forfeited in the event the Holder is dismissed or resigns as director in the Company and/or the Subsidiary under certain circumstances as further defined in the Warrant Plan.

(iii) Unexercised warrants shall also expire if the Company has not duly received the notice of exercise (Subscription Form) on or before the Date of Expiry. Thus, this warrant plan and any unexercised warrants granted hereunder expire on the Date of Expiry as defined in the Grant Notice.

*§ 3.E.7* ***Ændringer i vilkårene***

(1) Hvis Optionsindehaveren ønsker at udnytte sine tegningsoptioner efter

(i) at der er sket en forhøjelse af Selskabets aktiekapital med fortegningsret for de eksisterende aktionærer til at tegne aktier til en lavere kurs end markedskursen,

(ii) at Selskabet har udstedt konvertible obligationer eller andre konvertible lån, tegningsoptioner (bortset fra de teg-

*§ 3.E.7* ***Amendment of the Terms and Conditions***

(1) Where the Holder wishes to exercise his warrants after

(i) the share capital of the Company has been increased whereby the existing shareholders have been granted preemption rights to subscribe for the new shares at a price which is lower than the market price;

(ii) the Company has issued convertible bonds or other convertible loans, warrants (except for the warrants compri-

| | | | |
|---|---|---|---|
| | ningsoptioner, der er omfattet af denne warrantordning eller eventuelle andre incitamentsordninger), og udstedelsen er sket med fortrinsret for de eksisterende aktionærer til en lavere kurs end markedskursen, | | sed by this plan or any other employee incentive programme), and the existing shareholders have been granted pre-emption rights to subscribe for the new shares at a price which is lower than the market price; |
| (iii) | at der er foretaget en fondsaktieemission (aktieudbytte), | (iii) | bonus shares (stock dividend) have been issued; |
| (iv) | at der er sket en nedsættelse af Selskabets aktiekapital, hvorved de eksisterende aktionærer har modtaget en udlodning fra Selskabet, der overstiger markedskursen, eller | (iv) | the share capital of the Company has been decrease, whereby the existing shareholders have received a dividend from the Company exceeding the market price; or |
| (v) | at der er udbetalt udbytte pr. regnskabsår på mere end 25% af aktiekapitalen, | (v) | distribution of a dividend of more than 25 per cent of the share capital per accounting year; |
| | skal den i Tildelingsmeddelelsen fastsatte Udnyttelseskurs og/eller aktieantal reguleres, således at Optionsindehaveren modtager en rimelig kompensation for den reduktion i tegningsoptionernes værdi, som den pågældende begivenhed måtte have medført. Kompensationen fastsættes endeligt af en revisor, der er udpeget af Selskabet. | | the Exercise Price and/or the number of shares stated in the Grant Notice shall be adjusted to the effect that the Holder receives a fair compensation for the decrease in the value of the warrants caused by the event in question. An independent auditor appointed by the Company shall finally determine the compensation. |
| (2) | Hvis en eller flere af tegningsoptionerne udnyttes efter eller i forbindelse med | (2) | Where one or more warrants are exercised subsequent to or in connection with |
| (i) | en fusion eller fission (spaltning) af Selskabet, | (i) | a merger or de-merger (division) of the Company; |
| (ii) | Selskabets likvidation eller | (ii) | the liquidation of the Company; |
| (iii) | andre tilsvarende ændringer i Selskabets kapitalstruktur, herunder men ikke begrænset til ændring i aktierne stykstørrelse, retablering af aktiekapitalen, sammenlægning eller oprettelse af aktieklasser; | (iii) | the occurrence of other similar changes in the capital structure of the Company, including but not limited to a stock split, reverse stock split, re-capitalisation, combination or reclassification of stock; |
| | er Optionsindehaveren berettiget til at modtage tegningsoptioner i Selskabet | | the Holder shall be entitled to receive warrants in the Company at a new price |

til en ændret kurs (eller ved justering af det tildelte antal tegningsoptioner) eller i andre selskaber eller på anden måde tillægges aktiver, herunder men ikke begrænset til værdipapirer, eller kontanter, således at Optionsindehaveren modtager kompensation herfor. Kompensationen fastsættes endeligt af en revisor, der udpeges af Selskabet.

(or by adjustment of the number of warrants granted) or in other companies, or in some other way be granted assets, including but not limited to securities, or cash in such a way that the Holder is compensated. An independent auditor appointed by the Company shall finally determine the compensation.

*§ 3.E.8* ***Overdragelse og pantsætning***

(1) Tegningsoptionerne kan ikke overdrages eller gøres til genstand for pantsætning eller udlæg, medmindre andet fremgår af §§ 3.E.8(2) and 3.E.8(3).

(2) I det omfang Optionsindehaveren var medarbejder i Selskabet eller et af dets datterselskaber den 1. juli 2002 skal følgende gælde: Ved Optionsindehaverens fratræden (uanset årsag bortset fra misligholdelse) forud for en eventuel børsnotering og for så vidt tegningsoptionerne ikke er bortfaldet i henhold til § 3.E.6, skal Optionsindehaveren tilbyde de tildelte tegningsoptioner til Selskabet eller en af Selskabet udpeget tredjemand til en kurs, der beregnes som forskellen mellem Udnyttelseskursen og aktiekursen beregnet på grundlag af Selskabets regnskabsmæssige indre værdi i henhold til årsrapporten for det seneste regnskabsår med tillæg af Selskabets overskud for perioden fra det igangværende regnskabsårs begyndelse og til og med det i forhold til den begivenhed, der har udløst tilbudspligten, senest udløbne kvartal. Den således opgjorte indre værdi skal tillægges goodwill, der værdiansættes endeligt af en af Selskabet udpeget uafhængig revisor på grundlag af skattemyndighedernes til enhver tid gældende beregningsmodel for goodwill. Hvis den således opgjorte værdi er nul eller negativ, sker overdragelse vederlagsfrit.

*§ 3.E.8* ***Transfer and Pledging***

(1) The warrants cannot – save articles 3.E.8(2) and 3.E.8(3) - be transferred, pledged or taken in execution.

(2) If the Holder was an employee of the Company or one of its subsidiaries as of 1 July 2002 the following shall apply: If the Holder's resignation or termination of employment (for whatever reason other than for cause) prior to any listing and provided that the warrants have not expired pursuant to article 3.E.6 above, warrants granted shall be offered by the Holder to the Company or any person designated by the Company at a price calculated as the difference between the Exercise Price and the price of the shares calculated on the basis of the book value of the Company as shown in the annual report for the most recent accounting year plus the Company's profits from the beginning of the current accounting year and until and including the most recently expired quarter in which the event that triggered the obligation to offer the shares for sale occurred. Goodwill shall be added to the Company's book value and shall be finally appraised by the Company's auditor on the basis of the calculation model used for goodwill by the tax authorities from time to time. In case the calculated value is zero or negative, the transfer shall be made free of charge.

(3) I det omfang Optionsindehaveren var bestyrelsesmedlem i Cytomation og/eller i Selskabet den 1. juli 2002, skal foregående afsnit også finde anvendelse i tilfælde af Optionsindehaverens udtræden af bestyrelsen i Cytomation og/eller i Selskabet, og for så vidt tegningsoptionerne ikke er bortfaldet i henhold til § 3.E.6. Hvis imidlertid Optionsindehaveren efter dennes udtræden fra bestyrelsen fortsat er ansat i Cytomation eller Selskabet, skal alene det foregående afsnit finde anvendelse.

(3) If the Holder was a director in the Subsidiary and/or the Company as of 1 July 2002, the preceding paragraph shall also apply in case of the Holder's resignation or dismissal as a director in the Subsidiary and/or the Company, provided that the warrants have not expired pursuant to article 3.E.6. If however, following the Holder's resignation or dismissal as a director, the Holder remains as an employee in the Company or the Subsidiary, only the preceding paragraph shall apply.

(4) Ved overdragelse af mindst 50 % af Selskabets aktier til tredjemand har Selskabet eller en af Selskabet anvist køber ret (men ikke pligt) til at erhverve tegningsoptionerne fra Optionsindehaveren (uanset om denne måtte være fratrådt) eller kræve udnyttelse af tildelte tegningsoptioner (i så fald kan udnyttelse ske uden for Udnyttelsesperioden). Optionskursen skal svare til den kurs, som tredjemand skal betale for de pågældende aktier med fradrag af den i Tildelingsmeddelelsen fastsatte udnyttelseskurs. Hvis aktierne erhverves efter påkrav om Optionsindehaverens udnyttelse, skal aktiekursen svare til den kurs, som tredjemand skal betale for de pågældende aktier.

(4) In the event of a transfer of at least 50% of the Company's shares to a third party, the Company or any buyer designated by the Company shall be entitled (but not obliged) to acquire the warrants from the Holder (whether or not he/she has resigned) or require the exercise of the warrants granted (in such case exercise can take place outside any Exercise Period). The price for the warrant shall correspond to the price payable by any third party for the shares in question less the exercise price stated in the Grant Notice. If the Holder acquires the shares subsequent to the requested exercise, the price for the shares shall correspond to the price payable by any third party for the shares in question.

*§ 3.E.9 Fuldstændigt warrantprogram 2002*

Ovenstående vilkår gengiver hovedtrækkene i de i henhold til Optionsplanen og Tildelingsmeddelelsen gældende vilkår for tegningsoptionerne.

*§ 3.E.9 Complete Warrant Program 2002*

The above terms reflect the principal features of the terms subject to which warrants are granted pursuant to the Option Plan and Grant Notice.

**§ 3.F Warrant til medarbejdere udstedt i henhold til § 3.B den 30. april 2003 (2003- program)**

**§ 3.F Warrants Issued to Employees Pursuant to Article 3.B on 30 April 2003 (2003 program)**

*§ 3.F.1 Antal og betaling*

Bestyrelsen har i april 2003 på bag-

*§ 3.F.1 Quantity and Consideration*

Under the authority granted in May

grund af bemyndigelse fra maj 2002, jf. vedtægternes § 3.B, tildelt visse medarbejdere (Medarbejderen) 161.989 tegningsoptioner.

2002, cf. article 3.B, the Board of Directors has granted in April 2003 161,989 warrants.

For så vidt angår særlige bestemmelser vil §§ 3.C.2 til 3.C.9 være gældende.

As regards the specific conditions articles 3.C.2 through 3.C.9 will apply.

De pågældende vilkår gengiver hovedtrækkene i den mellem Selskabet og Medarbejderen indgåede Aftale om successiv tildeling af tegningsoptioner med tilhørende plan for warrantordningen (tegningsoptioner) 2003.

The conditions reflect the principal features of the Agreement between the Company and the Employee on the successive grant of warrants together with a plan for the warrant program 2003.

**§ 3.G Warrant til medarbejdere udstedt i henhold til § 3.B den 20. august 2004**

**(2004-program)**

**§ 3.G Warrants Issued to Employees Pursuant to Article 3.B on 20 August 2004**

**(2004 program)**

***§ 3.G.1 Antal og betaling***

***§ 3.G.1 Quantity and Consideration***

Bestyrelsen har i august 2004 på baggrund af bemyndigelse fra maj 2002 jf. vedtægternes § 3.B tildelt visse medarbejdere (Medarbejderen) 500.000 tegningsoptioner.

Under the authority granted in May 2002, cf. article 3.B, the Board of Directors has granted in August 2002 500,000 warrants.

For så vidt angår særlige bestemmelser vil §§ 3.C.2 til 3.C.9 være gældende.

As regards the specific conditions articles 3.C.2 through 3.C.9 will apply.

De pågældende vilkår gengiver hovedtrækkene i den mellem Selskabet og Medarbejderen indgåede Aftale om successiv tildeling af tegningsoptioner med tilhørende plan for warrantordningen (tegningsoptioner) 2004.

The conditions reflect the principal features of the Agreement between the Company and the Employee on the successive grant of warrants together with a plan for the warrant program 2004.

**§ 3.H Warrant til medarbejdere udstedt i henhold til § 3.B den 28. oktober 2005**

**(2005 Program)**

**§ 3.H Warrants issued to employees pursuant to Article 3.B on 28 October 2005**

**(2005 program)**

***§ 3.H.1 Antal og betaling***

***§ 3.H.1 Quantity and Consideration***

Bestyrelsen har i november 2005 på baggrund af bemyndigelse fra 23. sep-

In November 2005 the Board of Directors has by virtue of authorisation from

| | | | |
|---|---|---|---|
| | tember 2005 jf. vedtægternes § 3.B tildelt visse medarbejdere (Medarbejderen) 500.000 warrants (tegningsoptioner). | | 23 September 2005, cf. Article 3.B of the Aticle of Association, granted certain employees (the Employee) 500,000 warrants (stock options). |
| | For så vidt angår de nærmere vilkår finder §§ 3.C.2 til 3.C.9 tilsvarende anvendelse. | | As regards the specific conditions articles 3.C.2 through 3.C.9 applies. |
| | De pågældende vilkår gengiver hovedtrækkene i den mellem Selskabet og Medarbejderen indgåede aftale om successiv tildeling af tegningsoptioner med tilhørende plan for warrantordningen (tegningsoptioner) 2005. | | The conditions reflect the principal features of the agreement between the Company and the Employee on the successive grant of option together with a plan for the Stock warrant program Option program 2005. |
| **§ 4.** | **Selskabets aktier** | **§ 4.** | **Shares** |
| 4.1 | Aktiernes udstedelse | 4.1 | Issue of Shares |
| | Aktierne udstedes gennem Værdipapircentralen. | | Shares shall be issued by the Danish VP Securities Services. |
| 4.2 | Aktiernes pålydende | 4.2 | Nominal Amount |
| | Aktiernes pålydende er kr. 2,00. | | The nominal amount of each share is DKK 2.00. |
| 4.3 | Værdipapirstatus | 4.3 | Status |
| | Aktierne er omsætningspapirer. | | The shares are negotiable instruments. |
| 4.4 | Aktiebog | 4.4 | Share Register |
| | Nordea Bank Danmark A/S skal føre en fortegnelse over samtlige Selskabets aktier (aktiebog). | | Nordea Bank Danmark A/S shall keep a register of all the shares in the Company (the Share Register). |
| 4.5 | Navnenotering | 4.5 | Registered Shares |
| | Aktierne skal lyde på navn, kan kun transporteres på navn og skal noteres på navn i Selskabets aktiebog. | | The share certificates shall be issued in the holder's name, may be assigned only in the new holder's name and shall be registered in the holder's name in the Company's register of shareholders. |
| 4.6 | Stemmeret | 4.6 | Voting Right |

(1) Til hvert aktiebeløb på kr. 2,00 er knyttet én stemme.

(1) Each nominal share amount of DKK 2.00 carries one vote.

(2) Stemmeretten kan udøves ved fuldmægtig, der ikke behøver at være aktionær, på betingelse af, at den nævnte fuldmægtig godtgør sin ret til at deltage i generalforsamlingen ved forevisning af adgangskort og ved fremlæggelse af en skriftlig, dateret fuldmagt.

(2) The voting right may be exercised by proxy. It is not a requirement that the agent is a shareholder if the agent can substantiate his/her right to participate in the general meeting by presenting an admission card and a dated written proxy.

4.7 Omsættelighed

4.7 Negotiability

Der gælder ingen indskrænkninger i aktiernes omsættelighed, bortset fra indskrænkninger som måtte følge af lov eller aftale.

The negotiability of the shares shall not be subject to any restrictions, other than restrictions that arise pursuant to law and contractual arrangements.

4.8 Udbetaling af udbytte

4.8 Payment of Dividends

Udbytte udbetales med frigørende virkning for Selskabet i overensstemmelse med aktieselskabslovens regler. Værdipapircentralen foranlediger det deklarerede udbytte udbetalt via et kontoførende pengeinstitut til de aktionærer, der på tidspunktet for udbetalingen er registreret i Værdipapircentralen. Retten til udbytte forældes 5 år efter forfaldsdagen.

Dividends shall be paid in full discharge to the Company pursuant to the Danish Companies Act. The Danish VP Securities Services shall arrange for payment of the declared dividends through a depository bank to the shareholders registered at the Danish VP Securities Services at the time of the payment. The right to dividends shall become obsolete five years after the date of payment.

## § 5. Selskabets generalforsamling

## § 5. General Meetings

5.1 Sted

5.1 Place

Generalforsamlinger afholdes i Glostrup Kommune eller andet sted i Storkøbenhavn.

General meetings of the Company shall be held in the municipality of Glostrup or elsewhere in metropolitan Copenhagen.

5.2 Termin

5.2 Deadline

Ordinær generalforsamling skal afholdes inden udgangen af hvert års maj måned.

The annual general meeting shall be held before the expiry of the month of May each year.

| | | | |
|---|---|---|---|
| 5.3 | Ekstraordinær generalforsamling | 5.3 | Extraordinary General Meetings |
| (1) | Der skal afholdes ekstraordinær generalforsamling, når det - til behandling af et bestemt emne – | (1) | An extraordinary general meeting shall be held when – for the consideration of a specific issue:- |
| (i) | besluttes af en generalforsamling, eller | (i) | decided by a general meeting; or |
| (ii) | skriftligt kræves af aktionærer, der ejer en tiendedel af aktiekapitalen, | (ii) | demanded in writing by shareholders representing one-tenth of the share capital; |
| | samt, når det – som hensigtsmæssigt – | | and when – being deemed appropriate:- |
| (iii) | besluttes af bestyrelsen, eller | (iii) | decided by the Board of Directors; or |
| (iv) | kræves af en revisor for Selskabet. | (iv) | demanded by an auditor of the company. |
| (2) | Hvis der ikke er meddelt længere frist af den, som har besluttet eller krævet den ekstraordinære generalforsamling afholdt, skal der indkaldes til denne inden for en frist af to uger. Fristen løber ved beslutning fra dagen for denne og ved krav fra dagen, hvor dette er modtaget af Selskabet. | (2) | Notice of an extraordinary general meeting shall be given within two weeks unless a longer period has been granted by the person(s) having either decided or demanded that an extraordinary general meeting shall be held. Such period shall begin, in the case of a decision to hold an extraordinary general meeting, from the day of such decision and, in the case of a demand for an extraordinary general meeting, from the day of the Company's receipt of such demand. |
| 5.4 | Indkaldelse | 5.4 | Notice |
| (1) | Generalforsamling indkaldes af bestyrelsen med ikke mere end 4 ugers og ikke mindre end 8 dages varsel, bekendtgørelsesdagen og generalforsamlingsdagen medregnet. | (1) | The Board of Directors shall convene general meetings with a maximum notice of four weeks and a minimum notice of eight days including the day of the announcement and the day of the general meeting. |
| (2) | Bekendtgørelse med angivelse af dagsorden skal ske pr. brev til hver enkelt aktionær. | (2) | The announcement shall include an agenda and shall be made by letter to each shareholder. |
| (3) | I indkaldelsen skal angives, hvilke em- | (3) | Notices shall specify the issues to be |

ner der skal behandles på generalforsamlingen. Såfremt der på generalforsamlingen skal behandles forslag, til hvis vedtagelse der kræves kvalificeret flertal, herunder forslag til vedtægtsændringer, skal forslagets væsentligste indhold angives.

considered at the general meeting in question. Where the general meeting is to consider a proposal requiring a qualified majority to be adopted, including a proposal to amend the Articles of Association, the notice shall specify such proposal in all essentials.

(4) Bestyrelsen skal give meddelelse om indkaldelsen til Selskabets og, hvis Selskabet er moderselskab, til koncernens medarbejdere, hvis disse har afgivet meddelelse til bestyrelsen efter aktieselskabslovens § 177, stk. 1, 2. pkt.

(4) The employees of the Company and, where the Company is a parent company, the employees of the group shall be notified by the Board of Directors of the general meeting to be held, provided that such employees have notified the Board of Directors as provided by the second sentence of Section 177(1) of the Danish Companies Act.

5.5. Adgangskort

Enhver aktionær er berettiget til at møde og stemme på generalforsamlingen, når vedkommende senest 5 dage før dennes afholdelse har anmodet om et adgangskort til generalforsamlingen. Adgangskort udstedes til den, der ifølge aktiebogen er noteret som aktionær. For aktionærer, der ikke er noteret i aktiebogen kræves for udstedelse af adgangskort en ikke mere end 5 dage gammel depotudskrift fra Værdipapircentralen eller det kontoførende pengeinstitut (depotstedet) som dokumentation for aktiebesiddelsen tillige med en skriftlig erklæring fra aktionæren om, at denne ikke efter udfærdigelsen af udskriften har afhændet sine aktier eller agter at gøre dette, før generalforsamlingen er afholdt. Medmindre aktionæren angiver, hvortil adgangskort ønskes sendt, skal adgangskortet afhentes på Selskabets kontor senest dagen inden generalforsamlingen.

5.5. Admission Cards

Any shareholder shall be entitled to attend and to vote at a General Meeting provided, however, that the shareholder has applied for an admission card to such General Meeting no later than five days prior thereto. Admission cards shall be issued to anyone who is registered as a shareholder in the Company's Register of Shareholders. Any shareholder who is not so registered may obtain an admission card by submitting a depository transcript issued no more than five days earlier by the Danish VP Securities Services or the depository bank (custodian bank) to document the shareholding together with a written statement from the shareholder to the effect that after the date of issue of the transcript he has not sold his shares nor does he intend to do so before the General Meeting has been held. Unless the shareholder states an address to which the admission card should be sent, the admission card shall be collected at the Company's offices no later than the day before the general meeting.

| | | | |
|---|---|---|---|
| 5.6 | Fremlæggelse af dokumentation | 5.6 | Submission of Documentation |
| | Bestyrelsen skal senest otte dage før generalforsamlingen fremlægge til eftersyn for aktionærerne på Selskabets kontor. | | Eight days before a general meeting the Board of Directors shall have made available for the shareholders' inspection at the Company's office: |
| (i) | dagsordenen og | (i) | the agenda; and |
| (ii) | de fuldstændige forslag, samt | (ii) | the full wording of the proposals to be considered at the general meeting; and |
| (iii) | for den ordinære generalforsamlings vedkommende - tillige evt. koncernregnskab og årsrapport med revisionspåtegning og ledelsesberetning. | (iii) | with respect to the annual general meeting, the annual report and the consolidated financial statements, if any, with the auditors' report and the directors' and officers' report. |
| 5.7 | Forslag fra aktionærerne | 5.7 | Shareholders' Proposals |
| (1) | En aktionær har ret til at få et bestemt emne behandlet på generalforsamlingen, såfremt aktionæren skriftligt fremsætter krav herom over for bestyrelsen i så god tid, at emnet kan optages på dagsordenen for generalforsamlingen. | (1) | All shareholders are entitled to have an issue considered at the general meeting if submitting a written request in such respect to the Board of Directors in time for the issue to be placed on the agenda for the general meeting in question. |
| (2) | En aktionær kan påregne at få et bestemt emne behandlet på den ordinære generalforsamling, såfremt aktionæren skriftligt fremsætter krav herom over for bestyrelsen inden to måneder efter regnskabsårets udløb. | (2) | All shareholders may expect to have an issue considered at the annual general meeting if submitting a written request in such respect to the Board of Directors within two months after the expiry of the accounting year. |
| 5.8 | Dagsorden | 5.8 | Agenda |
| | På den ordinære generalforsamling skal evt. koncernregnskab og årsrapport med revisionspåtegning og ledelsesberetning fremlægges og følgende foretages: | | At the annual general meeting the annual report and the consolidated financial statements, if any, with the auditors' report and the directors' and officers' report shall be submitted, and the following items shall be included on the agenda: |
| (a) | Beretning om Selskabets virksomhed. | (a) | Report on the Company's activities during the past financial year. |

| | | | |
|---|---|---|---|
| (b) | Forelæggelse til godkendelse af årsrapport og koncernregnskab med revisionspåtegning til godkendelse samt ledelsesberetning. | (b) | Presentation for adoption of the annual report and the consolidated financial statements, if any, with the auditors' report and the directors' and officers' report. |
| (c) | Meddelelse af decharge for bestyrelse og direktion. | (c) | Decharge of the Board of Directors and the Board of Officers from their obligations. |
| (d) | Forelæggelse af forslag om anvendelse af overskud eller dækning af tab i henhold til den godkendte årsrapport. | (d) | Submission of proposal for allocation of profits or balancing of losses as shown in the annual report adopted. |
| (e) | Valg af medlemmer til bestyrelsen. | (e) | Election of Directors. |
| (f) | Valg af revisor. | (f) | Appointment of Auditor(s). |
| (g) | Beslutning om ratihabering af tegningsoptioner tildelt af bestyrelsen i medfør af § 3.B. | (g) | Submission of proposal for ratification of warrants granted by the Board of Directors pursuant to article. 3.B. |
| (h) | Bemyndigelse til køb af egne aktier. | (h) | Authorisation to buy own shares. |
| 5.9 | Dirigent | 5.9 | Chairman |
| | Forhandlingerne på generalforsamlingen ledes af en dirigent, der udpeges af bestyrelsen. Dirigenten afgør alle spørgsmål vedrørende emnernes behandlingsmåde, stemmeafgivning og resultatet heraf. | | A Chairman appointed by the Board of Directors shall preside over the proceedings at general meetings and decide upon all questions of procedure, voting and voting results. |
| 5.10 | Beslutningskompetence | 5.10 | Competence |
| | På generalforsamlingen kan beslutning kun tages om de forslag, der har været optaget på dagsordenen. | | At general meetings only resolutions included on the agenda may be passed. |
| 5.11 | Stemmeflertal | 5.11 | Majority of Votes |
| | Generalforsamlingen træffer beslutning ved simpelt stemmeflertal, medmindre andet følger af lovgivningen eller af Selskabets vedtægter. | | At general meetings resolutions shall be decided by simple majority of votes unless otherwise prescribed by law or the Articles of Association. |
| 5.12 | Referat | 5.12 | Minutes |

Et referat af generalforsamlingen indføres i Selskabets forhandlingsprotokol. Referatet skal underskrives af dirigenten og af bestyrelsens formand.

The proceedings at general meetings shall be recorded in the Company's minute book, which shall be signed by the chairman of the general meeting and the chairman of the Board of Directors.

**§ 6. Selskabets bestyrelse**

**§ 6. Board of Directors**

6.1 Sammensætning

6.1 Composition

(1) Til Selskabets bestyrelse vælger generalforsamlingen mindst tre og højst syv medlemmer.

(1) The general meeting shall elect at least three but not more than seven Directors.

(2) Udover de af generalforsamlingen valgte medlemmer i henhold til § 6.1(i) har medarbejderne i Selskabet og dets datterselskaber ret til at udpege tre medlemmer til Selskabets bestyrelse efter følgende regler:

(2) In addition to the members elected by the general meeting pursuant to article 6.1(i) the employees of the Company and its subsidiaries shall be entitled to appoint, from and among the employees, three members to the Board of Directors of the Company according to the following rules:

(i) To medlemmer udpeges af og blandt de medarbejdere, der på udpegelsestidspunktet har været ansat i Selskabet eller et af dets danske datterselskaber i hele det forudgående år.

(i) Two directors are to be appointed from and among the employees who have been employed by the Company or one of its Danish subsidiaries throughout the year immediately preceding the appointment.

(ii) Et medlem udpeges af og blandt de medarbejdere, der på udpegelsestidspunktet har været ansat i et af Selskabets amerikanske datterselskaber i hele det forudgående år.

(ii) One director is to be appointed from and among the employees who have been employed by one of the US subsidiaries of the Company throughout the year immediately preceding the appointment.

(iii) Udpegelsen af bestyrelsesmedlemmer i henhold til § 6.1(2) skal nærmere ske efter en analogi af reglerne i aktieselskabslovens § 49, stk. 3 eller efter en alternativ valgprocedure, som er foreslået eller tiltrådt af Selskabet og accepteret blandt medarbejderne i Selskabet og dets danske datterselskaber.

(iii) The appointment of directors pursuant to article 6.1(2) is to be carried out by analogy with Section 49.3 of the Danish Companies Act or by an alternative election procedure suggested or allowed by the Company and accepted by the employees of the Company and its Danish subsidiaries.

(iv) Retten til at udpege bestyrelsesmedlemmer ifølge § 6.1(2) er til enhver tid

(iv) The right to appoint directors pursuant to article 6.1(2) shall always be condi-

betinget af, at generalforsamlingen har valgt mindst seks bestyrelsesmedlemmer.

tional on the general meeting having elected at least 6 members to the Board of Directors.

(v) Retten til at udpege bestyrelsesmedlemmer i henhold til § 6.1(2) bortfalder, og de udpegede bestyrelsesmedlemmer udtræder af bestyrelsen på det tidspunkt, hvor medarbejderne i Selskabet og dets danske datterselskaber måtte tage skridt til en ja-/nej-afstemning med henblik på at vælge koncernrepræsentation efter reglerne i aktieselskabslovens § 49, stk. 3.

(v) The right to appoint directors pursuant to article 6.1(2) shall lapse and the appointed directors resign from the Board of Directors at the time when the employees take steps to a yes/no voting regarding then election of directors from among the employees pursuant to Section 49.3 of the Danish Companies Act.

6.2 Valgperioder

Bestyrelsesmedlemmer, som er valgt af generalforsamlingen, afgår på hvert års ordinære generalforsamling, men kan genvælges.

6.2 Term of Office

The directors elected by the general meeting shall resign at each annual general meeting but shall be eligible for re-election.

6.3 Formand og næstformand

(1) Bestyrelsen vælger blandt sine medlemmer en formand.

(2) Bestyrelsen kan vælge en næstformand, der i formandens fravær i enhver henseende træder i formandens sted.

6.3 Chairman and Vice Chairman

(1) The Board of Directors shall elect their chairman from among themselves.

(2) The Board of Directors may choose to elect a vice chairman, who, in the chairman's absence, shall have the same powers as the chairman in every respect.

6.4 Beslutningsdygtighed

Bestyrelsen er beslutningsdygtig, når quorum foreligger. Quorum foreligger, når over halvdelen af bestyrelsesmedlemmerne er til stede.

6.4 Quorum

The Board of Directors has power to resolve on an issue when a quorum exists. A quorum is deemed to exist when more than half of the directors are present.

6.5 Stemmeflertal

Bestyrelsen træffer beslutning ved simpelt stemmeflertal. I tilfælde af stemmelighed gør formandens stemme udslaget.

6.5 Majority of Votes

At board meetings resolutions shall be decided by simple majority of votes. The chairman shall have the casting vote in a situation of equality of votes.

6.6 Forretningsorden

Bestyrelsen træffer ved en forretningsorden nærmere bestemmelse om udførelsen af sit hverv.

6.6 Rules of Procedure

The Board of Directors shall lay down rules of their procedure.

6.7 Referat

Et referat af hvert bestyrelsesmøde skal indføres i Selskabets forhandlingsprotokol. Referatet skal underskrives af samtlige bestyrelsesmedlemmer.

6.7 Minutes

The proceedings at board meetings shall be recorded in the Company's minute book, which shall be signed by all directors.

6.8 Bestyrelseshonorar

Bestyrelsesmedlemmerne oppebærer et årligt honorar, hvis størrelse fastsættes i årsrapporten for det pågældende år.

6.8 Remuneration

The directors shall be remunerated annually as fixed in the annual report for the year in question.

6.9 Corporate Governance

Bestyrelsen skal udarbejde og løbende ajourføre et regelsæt for god selskabsledelse – Corporate Governance – for Selskabet.

6.9 Corporate Governance

The directors shall draw up and on an on-going basis update a code of practice for Corporate Governance for the Company.

**§ 7. Selskabets direktion**

**§ 7. Board of Officers**

7.1 Sammensætning

Bestyrelsen ansætter en direktion bestående af 1-3 direktører. Hvis direktionen består af flere direktører, skal én af disse udnævnes til administrerende direktør.

7.1 Composition

The Board of Directors shall employ at least one but not more than three officers to comprise the Company's Board of Officers. Where more than one officer is employed, one of them shall be appointed chief executive officer.

7.2 Kompetencefordeling

Hvis direktionen består af flere direktører, skal regler for direktørernes indbyrdes kompetence og forretningsførelse fastlægges af bestyrelsen i en instruks til direktionen.

7.2 Powers

Where more than one officer is employed, rules specifying their respective powers and the performance of their duties shall be laid down by the Board of Directors in a set of written instructions to the the Board of Officers.

7.3 Prokura

Bestyrelsen kan meddele prokura, enkel eller kollektiv.

7.3 Powers of Procuration

The Board of Directors may grant powers of procuration to one person alone or more persons jointly.

**§ 8. Selskabets tegningsregel**

Selskabet tegnes af formanden eller næstformanden for bestyrelsen i forening med en direktør, eller af formanden eller næstformanden for bestyrelsen i forening med to bestyrelsesmedlemmer.

**§ 8. Signature Rules**

The Company shall be bound by the joint signatures of the chairman or the vice chairman and an officer, or by the joint signatures of the chairman or the vice chairman of the Board of Directors and two directors.

**§ 9. Selskabets revision**

9.1 Sammensætning

Revision foretages af én eller to revisorer, der skal være statsautoriserede.

9.2 Valgmåden

Revisor vælges af den ordinære generalforsamling for et år ad gangen.

9.3 Revisionsomfang

Det påhviler revisor at revidere årsrapporten i overensstemmelse med god revisionsskik.

**§ 9. Auditor(s)**

9.1 Composition

The audit shall be performed by one or two state-authorised public accountants.

9.2 Appointment

The auditor(s) shall be appointed by the annual general meeting for one year at a time.

9.3 Audit Scope

The annual report shall be audited by the auditor(s) in accordance with generally accepted auditing practices.

**§ 10. Selskabets regnskab**

10.1 Regnskabsåret

Selskabets regnskabsår er kalenderåret.

10.2 Opgørelsesprincipper

Selskabets årsrapport udarbejdes under omhyggelig hensyntagen til tilstedeværende aktiver og forpligtelser og

**§ 10. Financial Statements**

10.1 Financial Year

The accounting year of the Company shall follow the calendar year.

10.2 Accounting Principles

When preparing the Company's annual report due consideration shall be given to the existing assets and liabilities of

under foretagelse af de efter bestyrelsens skøn fornødne afskrivninger og hensatte forpligtelser med sigte på, at årsrapporten giver et retvisende billede af Selskabets og evt. koncernens aktiver og passiver, den finansielle stilling samt årets resultat.

the Company and the depreciation, amortisations and provisions deemed necessary by the Board of Directors shall be made so that the annual report presents a true and fair view of the Company's and, if applicable, the group's assets and liabilities, financial position and result of operations for the year.

10.3 Disponering af årets overskud/underskud

Årets overskud/underskud sammenlægges med overskud/underskud, som er fremført fra tidligere år. Fremkommer der herved et disponibelt overskud, henlægges heraf til Selskabets reserver, hvad der er nødvendigt efter Selskabets finansielle stilling og forventninger til fremtiden. Det resterende disponible overskud anvendes efter generalforsamlingens nærmere bestemmelse, dog må generalforsamlingen ikke beslutte udbetaling af højere udbytte end foreslået eller tiltrådt af bestyrelsen.

10.3 Allocation of Profits or Balancing of Losses

Each year' s profit or loss shall be added to the profits or losses brought forward from previous years. From any disposable profit resulting therefrom the amount rendered necessary by the Company's financial position and prospects shall be transferred to the reserves. Any remaining disposable profit shall be applied as determined by the general meeting, always provided that the general meeting shall not distribute dividends of a higher amount than proposed or accepted by the Board of Directors.

--oo0oo--

--oo0oo--

Således vedtaget på ekstraordinær generalforsamling den 23. september 2005

Adopted at the extraordinary general meeting on 23 September 2005

§ 3.1 ændret i henhold til bestyrelsens beslutning af 13. oktober 2005 og i henhold til bemyndigelse, jf. § 3.B.

Articles 3.1 have been amended according to the resolution made by the Board of Directors on 13 October 2005 and according to authorisation, cf. article 3.B.

§ 3.H indsat i henhold til bestyrelsens beslutning af 28. oktober 2005 og i henhold til bemyndigelse, jf. § 3.B.

Articles 3.H inserted according to the resolution made by the Board of Directors on 28 October 2005 and according to authorisation, cf. article 3.B.

§ 3.1 ændret i henhold til bestyrelsens beslutning af 29. december 2005 og i henhold til bemyndigelse, jf. § 3.B.

Articles 3.1 have been amended according to the resolution made by the Board of Directors on 29 December 2005 and according to authorisation, cf. article 3.B.

§ 3.1 ændret i henhold til bestyrelsens beslutning

Article 3.1 has been amended according to the

af 20. januar 2006 og i henhold til bemyndigelse, jf. § 3.B.

resolution made by the Board of Directors on 20 January 2006 and according to authorisation, cf. article 3.B.

Søren Meisling

Minutes of Annual General Meeting in Dako A/S, 11 May 2006

The document is the Danish minutes of the Annual General Meeting in Dako A/S held on 11 May 2006. The document has been filed with the Danish Commerce and Companies Agency shortly after the general meeting.

The agenda for the meeting was:

| | |
|---|---|
| **1.** | Report on the Company's activities during the past financial year; |
| **2.** | Presentation for adoption of the Annual Report, Group Accounts including the Auditor's Report as well as the Operating and Financial Review; |
| **3.** | Discharge of the Board of Directors and the Board of Management from their obligations; |
| **4.** | Submission of proposal for allocation of profits or balancing of losses appearing from the Annual Report adopted (subject to adjustment due to an increase of the capital completed after closing of the annual accounts); |
| **5.** | Election of Directors; |
| **6.** | Appointment of Auditor; |
| **7.** | Resolution to ratify stock options granted by the Board of Directors pursuant to articles 3B and 3C of the Articles of Association; |
| **8.** | Authorization to acquire own shares; |
| **9.** | Proposal from the Board to be adopted at the Annual General Meeting<br>A: Motion to change the Articles of Association<br>A-1: Motion to change the authorized registrar; article 4.4<br>B: Motion to authorize the Chairman of the meeting. |

*****

**Re. Item 1 on the Agenda:**
Report on the Company's activities

*Motion to take note of the report.*

**Re item 2 on the Agenda:**
Presentation for adoption of the Annual Report, Group Accounts including the Auditor's Report as well as the Operating and Financial Review

*Motion to adopt the Annual Report, the Group Accounts and the Operating and Financial Review.*

**Re item 3 on the Agenda**
Discharge of the Board of Directors and the Board of Management from their obligations

*Motion to discharge the Board of Directors and the Board of Management from their obligations.*

**Re item 4 on the Agenda**
Submission of proposal for allocation of profits or balancing of losses appearing from the Annual Report adopted (subject to adjustment due to an increase of the capital completed after closing of the annual accounts)

*Motion to distribute dividend of DKK 3,890,634 equal to DKK 0.10 per share*

**Re item 5 on the Agenda**
Election of Directors

*Motion to reelect:*

- Sonnich Fryland
- Kurt Anker Nielsen
- Viggo Harboe
- Steven P. Novak

*and motion to elect:*

- Terje Kalland

**Re item 6 on the Agenda**
Appointment of Auditor

*Motion to appoint KPMG C. Jespersen as auditor of the Company.*

**Re item 7 on the Agenda**
Resolution to ratify stock options granted by the Board of Directors pursuant to articles 3B and 3C of the Articles of Association.

*In accordance with Article 3.B of the Articles of Association, the Board of Directors has granted certain stock options. It is proposed that the General Meeting ratifies this grant.*

**Re item 8 on the Agenda:**
Authorization to acquire own shares

*It is proposed that from time to time, until the next annual general meeting, the Board of Directors is authorized to allow the Company to acquire its own shares until the company and its subsidiaries in total hold a maximum of 10% of the registered share capital. The company's own shares can be acquired at a price per share not deviating more than 10% from the average price per share, as known by and proved to the company, based on all tradings between independent parties in a period of 3 months prior to a given trade date or in the event that this period does not include at a minimum 5 such independent tradings, the average price per share, as known by and proved to the company, based on the last 5 tradings between independent parties.*

**Re item 9 on the Agenda:**
Proposals from the Board to be adopted at the Annual General Meeting:

A: Motion to change the Articles of Association

A-1: Motion to change authorized registrar to VP Securities Services

*It is proposed that article 4.4 of the Articles of Association is changed, where it now reads: "Nordea Bank Danmark A/S shall keep a register of all of the Companies' shares (register of shareholders)" it is proposed that the wording be changed as follows: "VP Securities Services shall keep a register of all of the Companies' shares (register of shareholders)".*

B: Motion to authorize the Chairman of the meeting

*The Board of Directors moves that the Annual General Meeting authorizes the Chairman of the meeting to take all necessary steps to have the resolutions registered with the Commerce and Companies Agency, including to make such minor amendments, modifications or additions as may be requested by the Danish Commerce and Companies Agency or any other public authority as a condition for registration or approval or may be suggested as expedient.*

The proposals on the agenda were resolved unanimously and with all votes present.

*****

# REFERAT

# AF

# ORDINÆR GENERALFORSAMLING

Den 11. maj 2006 afholdtes ordinær generalforsamling i

**Dako A/S**
(CVR-nr. 26 51 99 50)

hos Dako A/S, Produktionsvej 42, 2600 Glostrup med følgende dagsorden:

1. Beretning om selskabets virksomhed.
2. Forelæggelse af årsrapport og koncernregnskab med revisionspåtegning samt ledelsesberetning til godkendelse.
3. Meddelelse af decharge for bestyrelse og direktion.
4. Forelæggelse af forslag om anvendelse af overskud eller dækning af tab i henhold til den godkendte årsrapport.
5. Valg af medlemmer til bestyrelsen.
6. Valg af revisor.
7. Beslutning om ratihabering af warrants udstedt af bestyrelsen i medfør af vedtægternes § 3B og § 3C.
8. Bemyndigelse til køb af egne aktier.
9. Forslag fra bestyrelsen
   - A Forslag om ændring af vedtægterne
     A-1: Forslag om ændring af aktiebogfører, § 4.4
   - B Forslag om meddelelse af sædvanlig bemyndigelse til generalforsamlingens dirigent.

oo0oo

Bestyrelsesformand Sonnich Fryland bød de fremmødte aktionærer velkommen til generalforsamlingen og indledte med at mindes Niels Harboe, Dakos grundlægger, der sov ind efter kort tids sygdom den 3. maj 2006, 88 år gammel. Forsamlingen ærede Niels Harboes minde med et minuts stilhed.

Sonnich Fryland præsenterede herefter Dakos bestyrelse og ledelse for generalforsamlingen og meddelte dernæst, at bestyrelsen havde udpeget advokat Niels Kornerup som dirigent for generalforsamlingen.

Dirigenten konstaterede med generalforsamlingens tilslutning, at denne lovligt kunne afholdes og gennemgik herefter dagsordenens punkter.

Dirigenten foreslog, at dagsordenens punkt 1 og 2 behandledes samtidig, hvilket generalforsamlingen tilsluttede sig.

**Ad pkt. 1. Beretning om selskabets virksomhed, og 2. Forelæggelse af årsrapport og koncernregnskab med revisionspåtegning samt ledelsesberetning til godkendelse:**

Bestyrelsesformanden aflagde beretning om det forløbne år. Formanden nævnte, at 2005 blev omstillingens år, hvor Dako fik ny ledelse, som iværksatte tiltag med henblik på øget fokus på kunderne og kerneforretningen.

Som eksempler på væsentlige ændringer for Dako fremhævede formanden navneskiftet pr. 1. november 2005 fra Dakocytomation til Dako, etablering af en ny salgsorganisation, strømligning af produktsortimentet, frasalg af mikrobiologi-aktiviteterne samt lancering af Eridan-instrumentet.

Bestyrelsesformanden fremhævede herefter en række nøgletalog bemærkede, at mikrobiologiaktiviteterne som følge af frasalget ikke længere indgår i koncernens omsætning eller primære drift. Væksten var i 2005 steget med 9%.Årets resultat af primær drift blev et underskud på DKK 4 mio., hvilket primært skyldes den øgede fokus på kunder og kerneforretningen, der gav anledning til engangsomkostninger på DKK 98 mio. Bestyrelsesformanden bemærkede ligeledes, at efter renter og skat blev resultatet af de fortsættende aktiviteter et underskud på DKK 49 mio., men medregnet indtægter fra mikrobiologiaktiviteterne blev det samlede nettoresultat for Dako et underskud på DKK 29 mio. Der vil fortsat blive arbejdet på gennemførelse af en børsnotering, så snart selskabet og markederne er parate hertil.

Bestyrelsesformanden takkede ledelse og medarbejdere for indsatsen i 2005.

Adm. direktør Patrik Dahlén gennemgik koncernens virksomhed siden sidste generalforsamling og understregede, at 2005 var et år påvirket af engangsomkostninger, men at der var et positivt cash

flow fra driften. Der var store engangsomkostninger forbundet med omstrukturering af organisationen og fokusering af produktsortimentet, og mindre lønsomhed forbundet med lavere salg end forventet og mer-investering i færdiggørelse af Eridan-instrumentet.

Patologi er Dako's kerneområde med en andel på 73% af omsætningen, der stammer fra salg af reagenser, farmakodiagnostiske kits, instrumenter og integrerede systemer. Flowcytometri området er fortsat er under opbygning og bidrager med 17% af salget.

Patrik Dahlén slog fast, at innovation skal drive væksten i fremtidens Dako, og at der er stort vækstpotentiale i modernisering og integration af arbejdsgangene i patologilaboratoriet med henblik på hurtigere resultater, øget kvalitet og øget sikkerhed.

Efter beretningen åbnede dirigenten for debatten.

Jørgen Harboe, Rungsted Kyst, takkede bestyrelsesformanden og den administrerende direktør for beretningen. Han takkede desuden for de pæne ord om sin far, Niels Harboe. Jørgen Harboe bemærkede, at Niels Harboes indsats var drevet af pionerånd, og at han på ingen måde havde forventet, at Dako ville udvikle sig til så stor en virksomhed, som den er i dag. For Niels Harboe var Dako lig med familie, og han tog personligt og med levende interesse del i medarbejdernes ve og vel. Jørgen Harboe opfordrede til, at den indstilling til medarbejderne bliver taget med ind i det nye Dako.

Bestyrelsesformanden svarede, at Dakos kultur stammer fra Niels Harboe og den Harboeske familie, og selvom virksomheden moderniseres, vil der aldrig blive lavet om på dette.

Generalforsamlingen godkendte enstemmigt og med alle tilstedeværende stemmer årsrapporten, det fremlagte koncernregnskab med revisionspåtegning samt ledelsesberetningen.

**Ad pkt. 3. Meddelelse af decharge for bestyrelse og direktion**

Generalforsamlingen vedtog enstemmigt og med alle tilstedeværende stemmer bestyrelsens forslag om meddelelse af decharge til bestyrelse og direktion.

**Ad pkt. 4. Forelæggelse af forslag om anvendelse af overskud eller dækning af tab i henhold til den godkendte årsrapport**

Generalforsamlingen vedtog enstemmigt og med alle tilstedeværende stemmer bestyrelsens forslag om udlodning af udbytte på i alt DKK 3,89 mio. svarende til DKK 0,10 pr. aktie samt overførsel af underskud på DKK 5,85 mio. til næste år.

**Ad pkt. 5. Valg af medlemmer til bestyrelsen**

Alle bestyrelsesmedlemmer var på valg. Der forelå forslag om genvalg af bestyrelsens generalforsamlingsvalgte medlemmer bortset fra Patrik Dahlén, der i løbet af 2005 indtrådte som virksomhedens administrerende direktør. Der var således forslag om genvalg af:

- Sonnich Fryland
- Viggo Gunnersen Harboe
- Kurt Anker Nielsen
- Steven P. Novak

Der var herudover forslag om nyvalg af:

- Terje Kalland.

Forsamlingen blev oplyst om kandidaternes ledelseshverv i andre danske aktieselskaber.

De foreslåede kandidater valgtes enstemmigt og med alle tilstedeværende stemmer af generalforsamlingen.

**Ad pkt. 6. Valg af revisor**

Bestyrelsen havde foreslået valg af KPMG C. Jespersen.

Generalforsamlingen vedtog enstemmigt og med alle tilstedeværende stemmer bestyrelsens forslag.

**Ad pkt. 7. Beslutning om ratihabering af warrants udstedt af bestyrelsen i medfør af vedtægternes § 3B og § 3C**

Dirigenten forelagde bestyrelsens forslag om ratihabering af warrants udstedt af bestyrelsen i medfør af vedtægternes § 3B og § 3C.

Generalforsamlingen vedtog enstemmigt og med alle tilstedeværende stemmer bestyrelsen forslag.

**Ad pkt. 8. Bemyndigelse til køb af egne aktier**

Dirigenten forelagde bestyrelsens forslag om, at bestyrelsen i perioden indtil næste ordinære generalforsamling bemyndiges til at lade selskabet erhverve egne aktier for op til 10 % af den til enhver tid værende registrerede aktiekapital og for et beløb, som ikke må afvige mere end 10% fra gennemsnitsprisen pr. aktie, beregnet ud fra handler de seneste 3 måneder eller, såfremt denne periode ikke omfatter 5 handler, for de sidste 5 handler.

Generalforsamlingen vedtog forslaget enstemmigt og med alle tilstedeværende stemmer.

**Ad pkt. 9. Forslag fra bestyrelsen**

**A. Forslag om ændring af vedtægterne**
Dirigenten forelagde bestyrelsens forslag til ændring af vedtægternes § 4.4, således at selskabets aktiebogsfører ændres fra Nordea Bank Danmark A/S til Værdipapircentralen.

Forslaget vedtoges enstemmigt og med alle tilstedeværende stemmer.

**B. Forslag om meddelelse af sædvanlig bemyndigelse til generalforsamlingens dirigent**

Dirigenten forelagde bestyrelsens forslag til sædvanlig bemyndigelse for dirigenten, der er sålydende: "Generalforsamlingen bemyndiger dirigenten til at foretage samtlige de skridt, som måtte være nødvendige eller hensigtsmæssige for at gennemføre registreringen af de trufne beslutninger, herunder at foretage sådanne rettelser i de i denne forbindelse udarbejdede dokumenter, som måtte blive krævet af Erhvervs- og Selskabsstyrelsen eller andre myndigheder som betingelse for registrering eller godkendelse eller blot måtte blive foreslået som hensigtsmæssige."

Forslaget vedtoges enstemmigt og med alle tilstedeværende stemmer.

Bestyrelsesformanden afsluttede den ordinære generalforsamling med at takke dirigenten, aktionærerne, direktionen og medarbejderne.

Mødet hævet.

oo0oo

**DIRIGENTEN**

Niels Kornerup

**BESTYRELSENS FORMAND**

Sonnich Fryland

Den 11. maj 2006 blev de nedenfor anførte beslutninger truffet af bestyrelsen i

On 11 May 2006, the resolutions recorded below were passed by the Board of Directors in

**Dako A/S**
(CVR No. 26 51 99 50)
("the Company")



per capsulam.

per capsulam.

**Deltagere:**

**Fra bestyrelsen:**
Sonnich Fryland (formand)
Patrik Dahlén
Viggo Harboe
Kurt Anker Nielsen
Steven P. Novak
Jesper Lohse
Joel Weisenberger
Camilla Schmidt

**Fra direktionen:**
Patrik Dahlén
Leif Nørgaard
**Fra revisor:**
Ingen

**Andre deltagere:**
Ingen

**Afbud:**
Ingen

Der forelå følgende **dagsorden**:

1. Formalia
2. Kapitalforhøjelse som følge af udnyttelse af warrants tildelt i februar og marts 2003

**Participating:**

**From the Board of Directors:**
Sonnich Fryland (Chairman)
Patrik Dahlén
Viggo Harboe
Kurt Anker Nielsen
Steven P. Novak
Jesper Lohse
Joel Weisenberger
Camilla Schmidt

**From the Board of Management:**
Patrik Dahlén
Leif Nørgaard
**From the Auditor of the Company:**
None

**Other participants:**
None

**Excused:**
None

**The agenda** contained the following items:

1. Formalities
2. Capital increase following exercise of warrants granted in February and March 2003

**Dokumentationsliste**

Følgende dokumenter var blevet forelagt bestyrelsen før mødet:

1. Referat af bestyrelsesmødet afholdt den 28. februar 2003,
2. Referat af bestyrelsesmødet afholdt den 28. marts 2003,
3. Plan for Cytomation, Stock Option Program i DakoCytomation A/S (tegningsoptioner) 2002,
4. Standard ombytningsmeddelelse, og
5. Tegningsliste (meddelelse om udnyttelse).

**List of Documents:**

The following documents had been made available to the directors before the discussions:

1. Minutes from the board meeting dated 28 February 2003,
2. Minutes from the board meeting dated 28 March 2003,
3. Plan for Stock Option Programme in DakoCytomation A/S (Share Options 2002),
4. Form Replacement Stock Options Grant Notice, and
5. Subscription list (Notice of Exercises)

**Ad 1 Formalia**

Formanden besluttede, at bestyrelsen var beslutningsdygtig i relation til beslutningsforslaget anført i dagsordenen.

**Re 1 Formalities**

**RULED** by the Chairman that the Board of Directors was quorate and accordingly that the Board of Directors could lawfully transact the business contained in the agenda.

**Ad 2 Kapitalforhøjelse som følge af udnyttelse af warrants tildelt i februar og marts 2003**

Formanden henviste til bestyrelsens beslutninger af hhv. 28. februar 2003 og 28. marts 2003, hvor bestyrelsen havde besluttet at tildele Cytomation-medarbejderne tegningsoptioner (overtagelse af Cytomation aktieoptioner). Formanden henviste endvidere til § 3.E i Selskabets vedtægter.

Formanden oplyste, at Selskabet havde modtaget korrekt underskrevet tegningsliste fra Phyllis Weber sammen med indbetaling af i alt kr. 168.621,37 svarende til 5017 aktier med på-

**Re 2 Capital increase following exercise of warrants granted in February and Marts 2003**

The Chairman referred to the Board of Directors' decisions of 28 February 2003 and 28 March 2003 respectively with related documentation, according to which the Board of Directors had granted the Cytomation employees warrants (assumption of Cytomation Stock Options). Further the Chairman referred to section 3.E in the Articles of Association.

The Chairman informed that the Company had received duly executed subscription list from Ms Phyllis Weber together with payment of a total of DKK 168,621.37 corresponding to

lydende på DKK 2 til kurs 1.680,50

5017 shares each in the nominal amount of DKK 2 at a price of 1,680.50.

Formanden oplyste, at Selskabet havde modtaget korrekt underskrevet tegningsliste fra Paul Barclay Purcell sammen med indbetaling af 449.433,60 svarende til 20.064 aktier med pålydende på DKK 2 til kurs 1.120

The Chairman informed that the Company had received duly executed subscription list from Mr Paul Barclay Purcell together with payment of DKK 449,433.60 corresponding to 20,064 shares each in the nominal amount of DKK 2 at a price of 1,120.

Formanden oplyste endvidere, at Selskabet havde modtaget korrekt underskrevet tegningsliste fra Paul Barclay Purcell sammen med indbetaling af 449.498,92 svarende til 12.038 aktier med pålydende på DKK 2 til kurs 1.867.

The Chairman further informed that the Company had received duly executed subscription list from Mr Paul Barclay Purcell together with payment of DKK 449,498.92 corresponding to 12,038 shares each in the nominal amount of DKK 2 at a price of 1,867.

Formanden oplyste, at Selskabet havde modtaget korrekt underskrevne tegningslister fra flere medarbejdere i Cytologix sammen med indbetaling af tegningskursen beløbende sig til i alt 232.792 aktier hver med pålydende på DKK 2.

The Chairman informed that the Company had received duly executed subscription lists from various employees with Cytologix together with payment of the subscription price, amounting to a total of 232,792 shares each in the nominal amount of DKK 2.

Formanden henviste til bemyndigelsen vedtaget på ordinær generalforsamling den 28. november 2002, hvormed bestyrelsen er bemyndiget til at forhøje Selskabets aktiekapital ved udnyttelse af tegningsretter uden fortegningsret. Formanden henviste til bestyrelsesbeslutningerne af 28. februar 2003 og ændret den 28. marts 2003, som indeholdt vilkårene for tegning af kapitalforhøjelserne.

The Chairman referred to the authorisation adopted at the Annual General Meeting 28 November 2002 according to which the Board of Directors is authorised to increase the Company's share capital without conferring pre-emption rights upon the existing shareholders upon the exercise of warrants. The Chairman referred to the Board Resolution dated 28 February 2003 outlining the conditions for the subscription to the share capital.

På denne baggrund foreslog formanden, at Selskabets aktiekapital forhøjes fra DKK 77.781.268 med i alt DKK 539.822 til DKK 78.321.090.

On this basis, the Chairman suggested that the share capital was increased from DKK 77,781,268 by DKK 539.822 to DKK 78,321,090.

Punktet blev drøftet.

The issue was discussed.

Bestyrelsen besluttede at forhøje aktiekapitalen med DKK 539.822.

RESOLVED to pass a resolution to increase the share capital by DKK 539,822.

Bestyrelsen besluttede desuden at bemyndige Søren Meisling eller Nikolaj Bjørnholm, Bech-Bruun, til at ændre Selskabets vedtægter, således at kapitalforhøjelsen fremgår heraf, samt anmelde kapitalforhøjelsen til Erhvervs- og Selskabsstyrelsen.

RESOLVED FURTHER to authorise Mr. Søren Meisling and Mr. Nikolaj Bjørnholm of Bech-Bruun to amend the Articles of Association reflecting the capital increase including filing of the capital increase with the Danish Commerce and Companies Agency.

*****

**I bestyrelsen/Board of Directors**

| | | |
|---|---|---|
| Sonnich Fryland | | Patrik Dahlén |
| Viggo Harboe | Kurt Anker Nielsen | Steven P. Novak |
| Jesper Lohse | Joel Weisenberger | Camilla Schmidt |

11 May 2006



# VEDTÆGTER FOR

**Dako A/S**
(CVR-nr. 26 51 99 50)
("Selskabet")
--oo0oo--

## § 1. Selskabets navn og hjemsted

*1.1 Navn*

Selskabets navn er Dako A/S. Selskabet driver tillige virksomhed under binavnet DakoCytomation A/S (Dako A/S).

1.2 Hjemsted

Selskabets hjemsted er Glostrup kommune.

## § 2. Selskabets formål

Selskabets formål er fabrikation, handel og investeringsvirksomhed samt, direkte eller indirekte, at drive anden virksomhed, der efter bestyrelsens skøn er forbundet dermed.

## § 3. Selskabets kapital

*3.1 Aktiekapitalens størrelse*

Selskabets aktiekapital er 78.321.090,00 kr.

3.2 En aktieklasse

Aktiekapitalen er ikke opdelt i aktieklasser.

# ARTICLES OF ASSOCIATION OF

**Dako A/S**
(CVR No. 26 51 99 50)
("the Company")
--oo0oo--

## § 1. Name and Registered Office

*1.1 Name*

The Company's name is Dako A/S. The company also conducts business under the ancillary name of DakoCytomation A/S (Dako A/S).

1.2 Registered Office

The Company's registered office is situated in the municipality of Glostrup.

## § 2. Object

The object of the Company is to engage in production, commercial trading and investment, and directly or indirectly, engage in any other activities which, in the opinion of the Board of Directors, are related thereto.

## § 3. Share Capital

*3.1 Amount*

The share capital of the Company is DKK 78.321.090,00.

3.2 One Class of Shares

The share capital is not divided into different classes of shares.

**§ 3.A.1 Bemyndigelse til at udvide aktiekapitalen**

(1) Som led i Selskabets erhvervelse af virksomheder er bestyrelsen i perioden indtil 13. maj 2009 bemyndiget til at udvide Selskabets aktiekapital for derved at kunne erlægge vederlag helt eller delvis i aktier, ligesom bestyrelsen under samme forudsætning kan udstede konvertible obligationer som nærmere beskrevet i § 3.A.2. Det maksimale nominelle beløb, for hvilket nye aktier og/eller konvertible obligationer kan udstedes, andrager samlet kr. 32.361.256.

(2) Bemyndigelsen i henhold til § 3.A.1(1) kan udnyttes ad en eller flere gange og efter bestyrelsens nærmere bestemmelse med hensyn til tid og vilkår. Forhøjelsen i henhold til 3.A.1(1) kan efter bestyrelsens nærmere beslutning ske ved indbetaling i andre værdier end kontanter og uden fortegningsret for Selskabets hidtidige aktionærer.

**3.A.2 Bemyndigelse til at udstede konvertible obligationer**

Bestyrelsen er på de i § 3.A.1 anførte vilkår bemyndiget til at optage lån ad en eller flere gange efter bestyrelsens nærmere bestemmelse mod udstedelse af konvertible obligationer omfattende et nominelt lånebeløb på op til halvdelen af Selskabets aktiekapital på det tidspunkt, hvor beslutningen træffes, dog således at der i henhold til denne bemyndigelse højst kan udstedes konvertible obligationer for et samlet nominelt beløb på indenfor den i § 3.A.1 anførte samlede ramme på nominelt kr.

**§ 3.A.1 Authorisation to Increase the Share Capital**

(1) For purposes of the Company's acquisition of businesses, the Board of Directors has been authorised until 13 May, 2009 to increase the Company's share capital in order to be able to make contributions, in whole or in part, in shares. Also, the Board of Directors is authorised fir the same purposes to issue convertible corporate bonds as set out in article 3.A.2. The maximum nominal amount of new shares and/or convertible corporate bonds, which can be issued shall be a total of DKK 32,361,256.

(2) The authority set out in article 3.A.1(1) may be exercised on one or several occasions at such times and on such terms as the Board of Directors may decide. Any increase in pursuance of article 3.A.1(1) may, at the Board of Directors' discretion, be effected by contribution in kind instead of cash payment without conferring any pre-emption rights on the Company's existing shareholders.

**§ 3.A.2 Authorisation to Issue Convertible Corporate Bonds**

Further to the terms and conditions set out in article 3.A.1, the Board of Directors has been authorised to raise loans on one or several occasions, as the Board of Directors may decide, against the issue of convertible corporate bonds of a nominal loan amount of up to half the Company's share capital at the time of such resolution. However, issue of convertible corporate bonds under this authority shall not exceed a total nominal amount within the aggregate frame set out in article 3.A.1 of DKK

32.361.256. Udstedelse af konvertible obligationer kan gennemføres til markedskurs uden fortegningsret for de hidtidige aktionærer, dog således at konverteringskursen for de konvertible obligationer ikke må være lavere end markedsværdien af Selskabets aktier på tidspunktet for de konvertible obligationers udstedelse (bortset fra eventuelle justeringer af konverteringskursen som følge af begivenheder, der måtte indtræde efter udstedelsen af de konvertible obligationer på grund af udvandende aktieemissioner, fusioner, sammenlægninger, spaltninger, aktieopdelinger og andre lignende ændringer i Selskabets kapitalstruktur, alt som der måtte blive bestemt i henhold til de konvertible obligationers vilkår og betingelser). Bestyrelsen er samtidig bemyndiget – og forpligtet – til i perioden indtil 13. maj 2009 at forhøje Selskabets aktiekapital af en eller flere gange i forbindelse med konvertering til aktier af de konvertible obligationer, der måtte blive udstedt i medfør af ovenstående bemyndigelse indenfor den i § 3.A.1 anførte samlede ramme på nominelt kr. 32.361.256. Såfremt der sker en reduktion af konverteringskursen som følge af betingelserne for de konvertible obligationer, forhøjes kapitalforhøjelsesbemyndigelsen med det yderligere aktiebeløb, som er nødvendigt som følge af reduktionen af konverteringskursen. Kapitalforhøjelsen kan gennemføres uden fortegningsret for Selskabets hidtidige aktionærer. Vilkår for tegning og optagelse af lån (herunder eventuel sikkerhedsstillelse for disse), obligationerne og disses udstedelse fastsættes af bestyrelsen, idet bestyrelsesbeslutningen herom optages i vedtægterne.

32,361,256. The issue of convertible corporate bonds may be carried out at market price without granting preemption rights to the existing shareholders; provided, however, that the conversion price of such convertible corporate bonds shall not be lower than the fair market value of the Company's shares at the time of the convertible corporate bonds issue (except as to any adjustment in the conversion price resulting from events that may occur subsequent to such issue by reason of dilutive issues of shares, mergers, consolidations, divisions, share splits and other similar changes in the Company's capital structure, all as may be provided for in accordance with the terms and provisions of the convertible corporate bonds). Further, in the period until 13 May 2009, the Board of Directors is authorised – and under an obligation - to increase the Company's share capital on one or several occasions within the frame set out in article 3.A.1 with up to an aggregate nominal amount of DKK 32,361,256 in connection with the conversion into shares of such convertible corporate bonds as may be issued in pursuance of the above authority. In the event of a reduction of the conversion price by reason of the terms applicable to the convertible corporate bonds, the authority to increase the capital shall be augmented by such additional share amount as is necessary because of the reduction of the conversion price. The capital increase may be effected without granting pre-emption rights to the existing shareholders. Terms and conditions for subscription and raising of loans (including the provision of any security therefore), the corporate bonds and the issue thereof shall be determined by the Board of Directors, and the Board of Directors' resolution to this effect shall be incorporated into these Articles.

| | |
|---|---|
| **§ 3.A.3 *Bemyndigelse til at udstede tegningsoptioner (warrants)*** | **§ 3.A.3 *Authorisation to Issue Warrants*** |
| Bestyrelsen er på de i § 3.A.1 anførte vilkår bemyndiget til at udstede tegningsoptioner ad en eller flere gange efter bestyrelsens nærmere bestemmelse omfattende et nominelt beløb på op til halvdelen af Selskabets aktiekapital på det tidspunkt, hvor beslutningen træffes, dog således at der i henhold til denne bemyndigelse højst kan udstedes tegningsoptioner for et samlet nominelt beløb indenfor den i § 3.A.1 anførte samlede ramme på nominelt kr. 32.361.256. Udstedelse af tegningsoptioner kan ske på markedsvilkår uden fortegningsret for de hidtidige aktionærer, dog således at tildelingskursen og udnyttelseskursen for tegningsoptionerne tilsammen ikke må være lavere end markedsværdien af Selskabets aktier på tidspunktet for tegningsoptionernes udstedelse (bortset fra eventuelle justeringer af udnyttelseskursen som følge af begivenheder, der måtte indtræde efter udstedelsen af tegningsoptionerne på grund af udvandende aktieemissioner, fusioner, sammenlægninger, spaltninger, aktieopdelinger og andre lignende ændringer i Selskabets kapitalstruktur, alt som der måtte blive bestemt i henhold til tegningsoptionernes vilkår og betingelser). Bestyrelsen er samtidig bemyndiget – og forpligtet – til i perioden indtil 13. maj 2009 at forhøje Selskabets aktiekapital af en eller flere gange i forbindelse med udnyttelse af de udstedte tegningsoptioner, der måtte blive udstedt i medfør af ovenstående bemyndigelse indenfor den i § 3.A.1 anførte samlede ramme på nominelt kr. 32.361.256. Såfremt der sker en reduktion af tildelingskursen som følge af betingelserne for tegningsoptionerne, forhøjes kapitalforhøjelsesbemyndigelsen med det yderligere aktie- | Further to the terms and conditions set out in article 3.A.1 above, the Board of Directors has been authorised to issue warrants on one or several occasions, as the Board of Directors shall may decide, of a nominal amount of up to half the Company's share capital at the time of such decision. However, issue of warrants under this authority shall not exceed a total nominal amount within the aggregate frame set out in article 3.A.1 of DKK 32,361,256. The issue of warrants may be carried out on market conditions without granting pre-emption rights to the existing shareholders; provided, however, that the issue price and exercise price of such warrants shall not combined be lower than the fair market value of the Company's shares at the time of the warrant issue (except as to any adjustment in the exercise price resulting from events that may occur subsequent to such issue by reason of dilutive issues of shares, mergers, consolidations, divisions, share splits and other similar changes in the Company's capital structure, all as may be provided for in accordance with the terms and provisions of the warrants). Further, in the period until 13 May 2009, the Board of Directors is authorised – and under an obligation - to increase the Company's share capital on one or several occasions within the frame set out in article 3.A.1 with up to an aggregate nominal amount of DKK 32,361,256 in connection with the exercise of such warrants as may be issued in pursuance of the above authority. In the event of a reduction of the exercise price by reason of the terms applicable to the warrants, the authority to increase the capital shall be augmented by such additional share amount as is |

beløb, som er nødvendigt som følge af reduktionen af tildelingskursen. Kapitalforhøjelsen kan gennemføres uden fortegningsret for Selskabets hidtidige aktionærer. De nærmere vilkår for tegningsoptionerne og disses udstedelse fastsættes af bestyrelsen, idet bestyrelsesbeslutningen herom optages i vedtægterne.

necessary because of the reduction of the exercise price. The capital increase may be effected without granting preemption rights to the existing shareholders. The specific terms and conditions for the warrants and the issue thereof shall be resolved by the Board of Directors, and the Board of Directors' resolution to this effect shall be incorporated into these Articles.

§ 3.A.4 *Aktiestatus*

For kapitaludvidelser i medfør af nærværende § 3.A gælder, at de nye aktier skal have samme rettigheder som de eksisterende aktier. Aktierne skal være omsætningspapirer, lyde på navn og noteres på navn i Selskabets aktiebog og i øvrigt være undergivet de samme bestemmelser, som gælder for ældre aktier. De nye aktier skal give ret til udbytte fra det tidspunkt, bestyrelsen bestemmer, dog senest fra det regnskabsår, der følger efter vedtagelsen af kapitalforhøjelsen, respektive tegning af aktier.

§ 3.A.4 *Share Status*

New shares issues in connection with capital increases pursuant to this article 3.A, the new shares shall have the same rights as the existing shares. The shares shall be negotiable instruments, shall be issued in the holder's name, and shall be subject to the same provisions as those applying to the existing shares. Holders of the new shares shall be entitled to dividends as from such time as the Board of Directors shall determine, although not later than for the accounting year following the adoption of the capital increase or, as the case may be, the subscription for shares in exchange for warrants.

§ 3.B.1 *Forhøjelse af aktiekapitalen og udstedelse af tegningsoptioner (warrants)*

Bestyrelsen er i perioden indtil 19. marts 2010 bemyndiget til at udstede tegningsoptioner til medarbejderne i Selskabet og dets datterselskaber samt til at foretage forhøjelse af Selskabets aktiekapital med indtil nominelt DKK 6.132.000 uden fortegningsret for de hidtidige aktionærer.

§ 3.B.1 *Increase of the Share Capital and Issue of Warrants*

In the period until 19 March 2010 the Board of Directors shall be authorised to issue warrants to employees of the Company and its subsidiaries as well as to increase the Company's share capital with up to a nominal amount of DKK 6,132,000 without conferring preemption rights upon the existing shareholders.

§ 3.B.2 *Begrænsninger i bemyndigelsen*

Bemyndigelsen er underkastet følgen-

§ 3.B.2 *Limitations to the Authorisations*

The authorisation is subject to the fol-

de begrænsninger:

lowing limitations:

(1) Udnyttelseskursen skal udgøre mindst 85 % af markedskursen (og kan overstige denne) på tidspunktet, hvor aftale om tildeling indgås med medarbejderen. Markedskursen beregnes som minimum på grundlag af Selskabets regnskabsmæssige indre værdi i henhold til årsrapporten for det sidst forløbne regnskabsår med tillæg af Selskabets resultat for perioden fra det igangværende regnskabsårs start og til og med det senest udløbne kvartal. Den således opgjorte indre værdi skal tillægges goodwill, der værdiansættes som minimum på grundlag af de danske skattemyndigheders til enhver tid gældende beregningsmodel for goodwill.

(1) The exercise price shall correspond to at least 85% of the fair market value (and may exceed the fair market value) at the time when an agreement of successive grant is entered into with the employee. The fair market value shall be assessed as a minimum on the basis of the book value of the Company as shown in the annual report for the most recent accounting year plus the Company's profits for the period from the beginning of the current accounting year and until and including the most recently expired quarter. Goodwill shall be added to the Company's book value as a minimum on the basis of the calculation model used for goodwill by the Danish tax authorities from time to time.

(2) Udnyttelse af tegningsoptioner skal ske inden for 21 dage efter de seks førstkommende ordinære generalforsamlinger, der afholdes i året efter den første tildeling. Såfremt Selskabet børsnoteres regnes 21-dages perioderne fra offentliggørelse af årsrapport og halvårsregnskab.

(2) The warrants granted shall be exercised within a period of 21 days subsequent to each of the six next annual general meetings to be held in the years after the initial grant. In case of a listing of the Company, the 21-day periods shall commence after the publication of the annual report and the interim financial statement.

## § 3.B.3 *Aktiestatus*

For kapitaludvidelser i medfør af nærværende § 3.B gælder, at de nye aktier skal have samme rettigheder som de eksisterende aktier. Aktierne skal være omsætningspapirer, lyde på navn og noteres på navn i Selskabets aktiebog og i øvrigt være undergivet de samme bestemmelser, som gælder for ældre aktier. De nye aktier skal give ret til udbytte fra det tidspunkt, bestyrelsen bestemmer, dog senest fra det regnskabsår der følger efter vedtagelsen af kapitalforhøjelsen, respektive tegning af aktier.

## § 3.B.3 *Share Status*

New shares issued in connection with capital increases pursuant to this article 3.B shall carry the same rights as the existing shares. The shares shall be negotiable instruments, shall be issued in the holder's name, and shall be subject to the same provisions as those applying to the existing shares. Holders of the new shares shall be entitled to dividends as from such time as the Board of Directors shall determine, although not later than for the accounting year following the adoption of the capital increase or, as the case may be, the

subscription for shares in exchange for warrants.

§ 3.B.4 *Ændringer i vedtægter*

Bestyrelsen er bemyndiget til at foretage de vedtægtsændringer, der er nødvendige i forbindelse med udnyttelsen af ovenstående bemyndigelser og kapitaludvidelserne.

§ 3.B.4 ***Amendments to the Articles of Association***

The Board shall be authorised to undertake such amendments to these Articles of Association as are required in connection with the above authorisations and the capital increases.

§ 3.C **Tegningsoptioner (warrants) til medarbejderne udstedt i henhold til § 3.B den 29. august 2002**

**(2002-program)**

§ 3.C **Warrants Issued to Employees Pursuant to Article 3.B on 29 August 2002**

**(2002 program)**

§ 3.C.1 ***Antal og betaling***

Selskabets bestyrelse har i august 2002 i henhold til bemyndigelse givet i maj 2002 vederlagsfrit tildelt visse medarbejdere ("Medarbejderen") 1.374.594 tegningsoptioner.

§ 3.C.1 ***Quantity and Consideration***

Under the authority granted in May 2002 the Board of Directors has granted 1,374,594 warrants free of charge to certain employees (the "Employee").

§ 3.C.2 ***Udnyttelseskurs***

Hver tegningsoption berettiger Medarbejderen til at tegne nom. kr. 2 aktier i Selskabet mod betaling af kr. 73,83 for hver aktie af kr. 2.

§ 3.C.2 ***Exercise Price***

Each warrant entitles the Employee to subscribe for shares in the nominal amount of DKK 2 in the Company at a price of DKK 73.83 per share of DKK 2.

§ 3.C.3 ***Udnyttelse***

Udnyttelse af tegningsoptionerne kan kun ske i portioner á mindst 25 og inden for den i Aftalen definerede Udnyttelsesperiode. Udnyttelse af tegningsoptionerne skal tillige være i overensstemmelse med de love og regler, der er gældende for tegningsoptionerne, og tegningsoptionerne må ikke udnyttes, hvis Selskabet beslutter, at udnyttelsen udgør en overtrædelse af gældende love og regler.

§ 3.C.3 ***Exercise***

The warrants shall only be exercisable in portions of at least 25 warrants and any exercise shall take place within the Exercise Period, which is defined in the Agreement. The exercise of the warrants shall also comply with other laws and regulations applicable to the warrants, and the warrants shall not be exercised if the Company determines that the exercise would be a violation of applicable laws and regulations.

§ 3.C.4 ***Fremgangsmåde ved udnyttelse***

§ 3.C.4 ***Procedure of Exercise***

Tegningsoptionerne udnyttes ved, at Medarbejderen inden for Udnyttelsesperioden til Selskabet indsender skriftlig meddelelse (tegningsliste) med angivelse af det antal tegningsoptioner, der ønskes udnyttet, og bilagt det beløb (inkl. eventuel kildeskat), som skal betales i forbindelse med tegningen af aktierne på grundlag af tegningsoptionerne.

The Employee shall exercise the warrants by written notice (execution page from subscription list) within the Exercise Period to the Company, indicating the number of warrants which will be exercised and accompanied by the amount payable (including any withholding taxes) in connection with the subscription for the shares on the basis of the warrants.

## § 3.C.5 *Kapitalforhøjelse*

Ved modtagelse af den skriftlige meddelelse (relevante side i tegningslisten) og betaling som anført i § 3.C.4 samt Medarbejderens betaling af aktieomsætnings- eller kildeskat, er Selskabet forpligtet til at foranledige den fornødne aktieudvidelse gennemført senest 60 dage efter udløbet af det regnskabsår, hvor der blev givet behørig meddelelse. Aktiebreve eller dokumentation for, at Medarbejderen er behørigt registreret som aktionær udleveres snarest muligt efter, at kapitalforhøjelsen er registreret i Erhvervs- og Selskabsstyrelsen.

## § 3.C.5 *Capital Increase*

Upon receipt of the written notice (execution page from subscription list) and the payment set out in article 3.C.4 and the payment by the Employee of any transfer or withholding taxes, the Company shall arrange for the necessary implementation of the capital increase no later than 60 days after the expiry of the accounting reference period in which duly notice was submitted. Share certificates or evidence that the Employee has been duly recorded as shareholder shall be surrendered as soon as possible after the registration of the capital increase with the Danish Commerce and Companies Agency.

## § 3.C.6 *Bortfald*

Tegningsoptionerne bortfalder, hvis Medarbejderen væsentligt misligholder sin ansættelsesaftale.

Ikke-udnyttede tegningsoptionerne bortfalder endvidere i det omfang, at meddelelse om udnyttelse ikke er kommet behørigt frem til Selskabet senest på Udløbsdatoen. Denne warrantordning og eventuelle ikke-udnyttede tegningsoptioner, der tildeles i henhold til denne warrantordning, bortfalder således på den i Aftalen definerede Udløbsdato.

Ved Medarbejderens fratræden eller

## § 3.C.6 *Expiration*

The warrants shall be forfeited in the event of the Employee's material breach of his contract of employment.

Unexercised warrants shall expire if the notice of exercise has not been duly received by the Company on or before the Date of Expiry. Thus, this warrant plan and any unexercised warrants granted hereunder expire on the Date of Expiry as defined in the Agreement.

In case of the Employee's resignation

død gælder der køberettigheder, jf. § 3.C.8.

or death, call options apply, cf. article 3.C.8.

**§ 3.C.7 *Ændringer i vilkårene***

**§ 3.C.7 *Amendment of the Terms and Conditions***

(1) Hvis Medarbejderen ønsker at udnytte sine tegningsoptioner efter

(i) at der er sket en forhøjelse af Selskabets aktiekapital med fortegningsret for de eksisterende aktionærer til at tegne aktier til en lavere kurs end markedskursen,

(ii) at Selskabet har udstedt konvertible obligationer eller andre konvertible lån, tegningsoptioner (bortset fra de tegningsoptioner, der er omfattet af denne warrantordning eller eventuelle efterfølgende incitamentsordninger), og udstedelsen er sket med fortrinsret for de eksisterende aktionærer til en lavere kurs end markedskursen,

(iii) at der er foretaget en fondsaktieemission (aktieudbytte),

(iv) at der er sket en nedsættelse af Selskabets aktiekapital, hvorved de eksisterende aktionærer har modtaget en udlodning fra Selskabet, der overstiger markedskursen, eller

(v) at der er udbetalt udbytte pr. regnskabsår på mere end 25 % af aktiekapitalen,

skal den i Aftalen fastsatte Udnyttelseskurs og/eller aktieantal reguleres, således at Medarbejderen modtager en rimelig kompensation for den reduktion i tegningsoptionernes værdi, som den pågældende begivenhed måtte have medført. Kompensationen fastsættes endeligt af en revisor, der er udpeget af Selskabet.

(1) Where the Employee wishes to exercise his warrants after

(i) the share capital of the Company has been increased, the existing shareholders have pre-emption rights to subscribe for the new shares at a price which is lower than the market price;

(ii) the Company has issued convertible bonds or other convertible loans, warrants (except for the warrants comprised by this plan or any other subsequent employee incentive programme), and the existing shareholders have pre-emption rights to subscribe for the new shares at a price which is lower than the market price;

(iii) bonus shares (stock dividend) have been issued;

(iv) a reduction in the share whereby the existing shareholders have received a dividend from the Company exceeding the market price; or

(v) distribution of a dividend of more than 25 per cent of the share capital per accounting year;

the Exercise Price and/or the number of shares stated in the Agreement shall be adjusted to the effect that the Employee receives a fair compensation for the decrease in the value of the warrants caused by the event in question. An independent auditor appointed by the Company shall finally determine the compensation.

(2) Hvis en eller flere af tegningsoptionerne udnyttes efter eller i forbindelse med

(i) en fusion eller fission (spaltning) af Selskabet,

(ii) Selskabets likvidation eller

(iii) andre tilsvarende ændringer i Selskabets kapitalstruktur,

er Medarbejderen berettiget til at modtage aktier i Selskabet til en ændret kurs (eller ved justering af det tildelte antal aktier) eller i andre selskaber eller på anden måde tillægges aktiver eller kontanter, således at Medarbejderen modtager kompensation herfor. Kompensationen fastsættes endeligt af en revisor, der udpeges af Selskabet.

(2) Where one or more warrants are exercised subsequent to or in connection with

(i) a merger or de-merger (division) of the Company;

(ii) the liquidation of the Company;

(iii) the occurrence of other similar changes in the capital structure of the Company;

the Employee shall be entitled to receive shares in the Company at a new price (or by adjustment of the number of shares granted) or in other companies, or in some other way be granted assets or cash in such a way that the Employee is compensated. An independent auditor appointed by the Company shall finally determine the compensation.

**§ 3.C.8 *Overdragelse og pantsætning***

(1) Tegningsoptionerne kan ikke overdrages eller gøres til genstand for pantsætning eller udlæg, medmindre andet fremgår af nedenfor.

(2) Ved Medarbejderens fratræden (uanset årsag) forud for en eventuel børsnotering og for så vidt tegningsoptionerne ikke er bortfaldet i henhold til § 3.C.6, skal Medarbejderen tilbyde de tildelte tegningsoptioner til Selskabet eller en af Selskabet udpeget tredjemand til en kurs, der beregnes som forskellen mellem Udnyttelseskursen og aktiekursen beregnet på grundlag af Selskabets regnskabsmæssige indre værdi i henhold til årsrapporten for det seneste regnskabsår med tillæg af Selskabets overskud for perioden fra det igangværende regnskabsårs begyndelse og til og med det i forhold til den begivenhed, der har udløst tilbudspligten, senest udløbne kvartal. Den således opgjorte in-

**§ 3.C.8 *Transfer and Pledging***

(1) The warrants cannot be transferred, pledged or taken in execution, save as provided for below.

(2) In case of the Employee's resignation or termination of employment (for whatever reason) prior to any listing and provided that the warrants have not expired pursuant to article 3.C.6 above, warrants vested shall be offered by the Employee to the Company or any person designated by the Company at a price calculated as the difference between the Exercise Price and the price of the shares calculated on the basis of the book value of the Company as shown in the annual report for the most recent accounting year plus the Company's profits from the beginning of the current accounting year and until and including the most recently expired quarter in which the event that triggered

dre værdi skal tillægges goodwill, der værdiansættes endeligt af en af Selskabet udpeget uafhængig revisor på grundlag af skattemyndighedernes til enhver tid gældende beregningsmodel for goodwill. Hvis den således opgjorte værdi er nul eller negativ, sker overdragelse vederlagsfrit.

the obligation to offer the shares for sale occurred. Goodwill shall be added to the Company's book value and shall be finally appraised by the Company's auditor on the basis of the calculation model used for goodwill by the tax authorities from time to time. In case the calculated value is zero or negative, the transfer shall be made free of charge.

(3) Ved overdragelse af mindst 50% af Selskabets aktier til tredjemand har Selskabet eller en af Selskabet anvist køber ret (men ikke pligt) til at erhverve tegningsoptionerne fra Medarbejderen (uanset om denne måtte være fratrådt) eller kræve udnyttelse af tildelte tegningsoptioner (i så fald kan udnyttelse ske uden for Udnyttelsesperioden). Tegningsoptionskursen skal svare til den kurs, som tredjemand skal betale for de pågældende aktier med fradrag af den i Aftalen fastsatte Udnyttelseskurs. Hvis aktierne erhverves efter påkrav om Medarbejderens udnyttelse, skal aktiekursen svare til den kurs, som tredjemand skal betale for de pågældende aktier.

(3) In the event of a transfer of at least 50% of the Company's shares to a third party, the Company or any buyer designated by the Company shall be entitled (but not obliged) to acquire the warrants from the Employee (whether or not he/she has resigned) or require the exercise of the warrants vested (in such case exercise can take place outside any Exercise Period). The price for the warrant shall correspond to the price payable by any third party for the shares in question less the Exercise Price stated in the Agreement. If the shares are acquired subsequent to the requested exercise by the Employee, the price for the shares shall correspond to the price payable by any third party for the shares in question.

**§ 3.C.9 Særlige bestemmelser for medarbejdere omfattet af dansk ansættelseslovgivning**

§ 3.C.8, stk. 2 er ikke gældende.

**§ 3.C.9. Special Applying Only for Employees Subject to Danish Employment Law**

Article 3.C.8(2) does not apply.

***§ 3.C.10 Fuldstændigt warrantprogram 2002***

Ovenstående vilkår gengiver hovedtrækkene i den mellem Selskabet og Medarbejderen indgåede Aftale om successiv tildeling af tegningsoptioner med dertil hørende Plan for warrantordning (tegningsoptioner) 2002.

***§ 3.C.10 Complete Warrant Program 2002***

The above terms reflect the principal features of the Agreement between the Company and the Employee on the successive grant of warrants together with the plan for the Warrant Program 2002.

**§ 3.D Tegningsoptioner udstedt i henhold til § 3.A.3 den 30. august 2002. (Cytologix tegningsoptioner)**

**§ 3.D Warrants Issued Pursuant to Article 3.A.3 on 30 August 2002. (Cytologix warrant)**

### § 3.D.1 *Udstedelse af tegningsoptioner*

I henhold til den i § 3.A.1 indeholdte bemyndigelse til bestyrelsen har denne den 30. august 2002 besluttet at udstede 775.973 tegningsoptioner, der hver giver ret til at tegne én aktie à DKK 2. Bestyrelsen har tillige vedtaget den tilsvarende forhøjelse af Selskabets aktiekapitel til gennemførelse i det omfang og på det tidspunkt, det måtte være relevant.

### § 3.D.2 *Vilkår for udstedelsen*

Tegningsoptionerne udstedes følgende vilkår:

(a) Tegningsoptionerne udstedes uden fortegningsret for Selskabets aktionærer;

(b) Tegningsoptionerne tildeles som en del af vederlaget for Selskabets køb af en virksomhed i henhold til en købsaftale dateret 19. august 2002 ("Købsaftalen");

(c) Tegningsoptionerne skal tegnes senest den 18. august 2003 på separate tegningslister;

(d) Tegningsoptionerne skal ydes i tre særskilte puljer på henholdsvis 310.389, 232.792 and 232.792 tegningsoptioner, der hver kan udnyttes ved visse begivenheders indtræden som nærmere aftalt med tegningsoptions-indehaveren.

For hver pulje af tegningsoptioner gælder det, at udnyttelse skal ske på et bestemt tidspunkt, senest ved midnat, Boston-tid, på den 60. dag efter indtrædelsen af den for den pågældende

### § 3.D.1 *Issuance of Warrants*

Under the authority in article 3.A.1 hereof, the Board of Directors resolved on 30 August 2002 to issue 775,973 warrants each conferring a right to subscribe for one share of DKK 2. The Board of Directors also adopted the corresponding increase of the Company's share capital to be effected as and when relevant.

### § 3.D.2 *Terms and Conditions of the Issuance*

The warrants shall be issued on the following terms and conditions:

(a) the warrants shall be issued without granting pre-emption rights to the Company's shareholders;

(b) the warrants shall be granted as part of the consideration for the Company's acquisition of a business pursuant to a purchase agreement dated 19 August 2002 (the "Purchase Agreement");

(c) the warrants shall be subscribed no later than 18 August 2003 on separate subscription lists;

(d) the warrants shall be granted in three separate lots, each comprising 310,389, 232,792 and 232,792 warrants, respectively, each of which lot may be exercised upon the occurrence of certain events as further agreed with the warrant holder.

As regards each lot of warrants, exercise shall take place on one occasion no later than midnight, Boston time, on the 60th day after the occurrence of the agreed exercise event for each lot, after

pulje aftalte udnyttelsesbegivenhed, efter hvilket tidspunkt den pågældende pulje bortfalder såfremt tegning ikke er sket. Derudover bortfalder tegningsoptionerne automatisk senest den 20. oktober 2009, men kan dog bortfalde tidligere som aftalt med tegningsoptionsindehaver.

Selskabet skal være berettiget til at suspendere de ovenfor nævnte udnyttelsesperioder i op til tre måneder i tilfælde af, at bestyrelsen beslutter at ansøge om notering af Selskabets aktier på en dansk eller en udenlandsk fondsbørs og de(n) for børsnoteringen ansvarlige bank(er) anbefaler Selskabet at træffe en sådan forholdsregel; og

(e) Der skal ikke finde betaling sted til Selskabet ved udnyttelsen af tegningsoptionerne, eftersom disse udstedes som en del af vederlaget for købet af en virksomhed fra tegningsoptionsindehaveren på markedsvilkår.

*§ 3.D.3 Ændringer i kapitalstruktur*

1) **Forhøjelse af aktiekapital og udstedelse af obligationer og tegningsoptioner**

I tilfælde af en kapitalforhøjelse, der tegnes under markedsværdi, udstedelse af konvertible obligationer eller lignende instrumenter, der giver ret til tegning af aktier under markedsværdi, udstedelse af tegningsoptioner der giver ret til tegning af aktier under markedsværdi (bortset fra til Selskabets bestyrelsesmedlemmer, direktører eller medarbejdere, eller nuværende eller tidligere bestyrelsesmedlemmer, direktører, medarbejdere eller rådgivere i et eller flere datterselskaber) skal antallet af aktier, der kan tegnes ved udnyttelse af tegnings-optionerne, justeres, såle-

which time such lot of warrants shall expire if not exercised. In addition, the warrants shall expire automatically no later than 20 October 2009, but may expire automatically earlier as agreed with the warrant holder.

The Company shall be entitled to lock up the exercise windows mentioned above for a period of up to three months in the event the Board of Directors of the Company decides to apply for listing of the Company's shares on a Danish or foreign stock exchange and the bank(s) responsible for the listing recommend(s) that the Company make such precaution; and

(e) no payment shall be made to the Company on exercise of the warrants, since the warrants will be issued as part of the consideration for the purchase of a business from the warrant holder on market terms.

*§ 3.D.3 Changes in Capital Structure*

1) **Share Capital Increase and Issuance of Bonds and Warrants**

In case of a capital increase subscribed below market value, issuance of convertible bonds or similar instruments entitling to subscribe for shares below market value, issue of warrants entitling to subscribe for shares below market value (other than to the Company's directors, officers or employees or current or former directors, officers, employees or consultants of one or more of its subsidiaries), the number of shares which can be subscribed on exercise of the warrants shall be adjusted so that the warrant holder is not diluted when exercising the warrants.

des at tegningsoptionsindehaveren ikke udvandes ved udnyttelsen af tegningsoptionerne.

2) **Nedsættelse af aktiekapitalen**

2) **Share Capital Decrease**

(i) I tilfælde af, at Selskabets aktiekapital nedsættes til dækning af tab, jf. § 44 a i aktieselskabsloven, skal antallet af aktier, der kan tegnes ved udnyttelse af tegningsoptionerne, nedsættes til et tal, der afspejler den situation, hvor tegningsoptionsindehaveren havde udnyttet tegningsoptionerne umiddelbart før beslutningen om kapitalnedsættelse.

(i) In case the Company's share capital is decreased to cover losses, cf. Section 44 a in the Danish Companies Act, the number of shares which can be subscribed on exercise of the warrants shall be reduced (downwards) to reflect the situation where the warrant holder had exercised the warrants immediately before the capital decrease resolution.

(ii) I tilfælde af, at Selskabets aktiekapital nedsættes ved udlodning til aktionærer til en pris pr. aktie, der ligger højere end markedsværdien, skal antallet af aktier, der kan tegnes ved udnyttelse af tegningsoptionerne, forhøjes, således at tegningsoptionsindehaverens stilling ikke ændres i denne situation.

(ii) In case the Company's share capital is decreased by way of a distribution to shareholders at a price per share higher than market value, then the number of shares which can be subscribed on exercise of the warrants shall be increased so that the warrant holder's position is neutral to such event.

3) **Opdeling, sammenlægning etc.**

3) **Subdivision, Combination, and etc.**

Hvis Selskabet på et tidspunkt opdeler sine aktier i et større antal aktier, sammenlægger sine aktier til et mindre antal aktier, udsteder fondsaktier, fusionerer med en anden juridisk enhed og i den forbindelse bliver det fortsættende selskab, skal (i hvert af disse tilfælde) antallet af aktier, der kan tegnes ved udnyttelse af tegningsoptionerne, justeres forholdsmæssigt, således at antallet af aktier, der kan udstedes ved udnyttelse af tegningsoptionerne, forhøjes eller nedsættes, så det svarer til det antal aktier, som tegningsoptionsindehaveren ville have haft, hvis denne havde udnyttet tegningsoptionerne forud for sådan begivenheds indtræden og havde deltaget i sådan begivenhed som aktionær.

In case the Company shall at any time subdivide its shares into a greater number of shares, combine its shares into a smaller number of shares, issue bonus shares, merges with another entity and thereby becomes the surviving entity; then, in each case, the number shares which can be subscribed on exercise of the of warrants shall be proportionally adjusted so that the number of shares issuable upon exercise of the warrants shall be increased or decreased to equal the number of shares that would have been held by the warrant holder if the warrant holder had exercised the warrants prior to such event and had participated in such event as a holder of shares.

4) **Udbytte og tilbagekøb af aktier**

Hvis Selskabet i et givent år forud for udnyttelsen af tegningsoptionerne udlodder dividende på tilsammen mere end 20% af aktiekapitalen eller tilbagekøber aktier til en pris, der ligger mere end 10% over aktiernes markedsværdi, skal antallet af aktier, der kan tegnes ved udnyttelse af tegningsoptionerne, justeres for at kompensere for den udvanding, der ville ske som følge af ovennævnte handlinger, i det omfang udbytte eller tilbagekøb af aktier overstiger de ovennævnte grænser.

5) **Omklassificeringer, etc.**

Hvis Selskabet på noget tidspunkt skulle omklassificere sine aktier eller deltage i en fusion, hvor det bliver det ophørende selskab, eller hvis Selskabet spaltes eller sælger alle eller næsten alle sine aktier til et andet selskab eller en anden enhed, skal der foretages lovmæssig og fornøden hensættelse, i henhold til hvilken tegningsoptionsindehaveren derefter - ved udnyttelse af sine tegningsoptioner - skal modtage sådanne aktier, værdipapirer eller andet, som tegningsoptionsindehaveren ville have modtaget, hvis tegningsoptions-indehaveren havde udnyttet sine tegningsoptioner forud for sådan en begivenheds indtræden og havde deltaget i begivenheden som aktionær.

6) **Opsamlingsbestemmelse**

Hvis Selskabet på noget tidspunkt foretager ændringer i aktiekapitalen, som påvirker samtlige aktier og som har indflydelse på tegningsoptionernes værdi, og som der ikke på anden måde er taget højde for i tegningsoptionerne, skal der foretages en rimelig justering af det antal aktier, som kan udstedes ved ud-

4) **Dividends and Share Buy Backs**

If the Company in any year prior to the exercise of the warrants distributes dividends of more than 20 % in total of the share capital or buys back shares at a price more than 10 % higher than the market value of the shares, then the number of shares which can be subscribed on exercise of the warrants shall be adjusted in order to compensate for the dilutive effects of the above actions to the extent that dividends or a buy-backs of shares exceed the above limitations.

5) **Reclassifications etc.**

In case the Company, at any time, reclassifies its shares or engages in a merger and thereby becomes the discontinuing entity, or is divided or sells all or substantially all of its assets to another corporation or entity, then lawful and adequate provision shall be made whereby thereafter the warrant holder shall receive upon exercise of the warrants, those shares, securities or other items which the warrant holder would have received had the warrant holder exercised the warrants prior to such event and had participated in such event as a holder of shares.

6) **Savings Clause**

In case the Company, at any time, makes any changes in the share capital that shall affect all the shares and does affect the value of the warrants and which is not otherwise provided for in the warrants, then a reasonable adjustment shall be made to the number of shares issuable upon exercise of the

nyttelse af tegningsoptionerne.

warrants.

§ 3.D.4 *Kapitalforhøjelse*

Bestyrelsen skal effektuere kapitalforhøjelse(r) i det omfang og på de(t) tidspunkt(er), tegningsoptionerne udnyttes. Følgende skal gælde i forbindelse med tegningen af aktier som følge af udnyttelse af tegningsoptionerne:

(i) Selskabets aktionærer skal ikke have ret til fortegning;

(ii) der skal ikke finde betaling sted til Selskabet, når aktierne tegnes, idet Selskabet har modtaget betaling ved udstedelsen af tegningsoptionerne svarende til en udnyttelseskurs på kr. 1.894,50 pr. aktiebeløb på DKK 100;

(iii) aktierne skal være omsætningspapirer udstedt gennem Værdipapircentralen;

(iv) aktierne skal udstedes på navn og noteres på navn i Selskabets aktiebog;

(v) aktierne skal ikke være underlagt nogen indløsningpligt;

(vi) der skal ikke gælde begrænsninger i aktiernes omsættelighed, bortset fra begrænsninger, der måtte følge af lovgivningen eller kontraktmæssige forhold;

(vii) ret til udbytte og andre rettigheder i Selskabet skal gælde fra tegningstidspunktet;

(viii) Selskabet skal bære alle omkostninger i forbindelse med udstedelsen af warranterne, hvilke skønnes at udgøre DKK 20.000;

§ 3.D.4 *Capital Increase*

The Board of Directors shall effect the capital increase(s) as and when the warrants are exercised. The following shall apply in connection with subscription for shares as a result of exercise of the warrants:

(i) the shareholders in the Company shall not be granted pre-emption rights;

(ii) no payment shall be made to the Company when the shares are subscribed since the Company has received consideration when issuing the warrants corresponding to an exercise price of DKK 1,894.50 per DKK 100 amount of shares;

(iii) the shares shall be negotiable instruments issued through the Danish VP Securities Services;

(iv) the shares shall be made out in the holder's name and shall be registered in the holder's name in the Company's share register;

(v) the shares shall not be subject to any duty of redemption;

(vi) no restriction shall apply to the shares with respect to negotiability other than restrictions that arise pursuant to law or contractual arrangements;

(vii) the right to receive dividend and other rights in the Company shall apply as from the time of subscription;

(viii) the Company shall bear all costs in connection with the issuance of the warrants, such costs are estimated at DKK 20,000;

(iv) tegningsoptionsindehaveren skal bære alle omkostninger i forbindelse med registrering af aktierne i Værdipapircentralen, hvilke skønnes at udgøre DKK 20.000.

(iv) the warrant holder shall bear all costs pertaining to the shares becoming registered with the VP Securities Services, which costs are estimated at DKK 20,000.

**§ 3.E Tegningsoptioner (Overtagelse af Cytomation tegningsoptioner)**

**§ 3.E Stock Options (Assumption of Cytomation warrants)**

***§ 3.E.1 Antal og betaling***

Bestyrelsen har i februar og marts 2003 på baggrund af bemyndigelse fra maj 2002 (forlænget i oktober 2002) tildelt 1.640.596 tegningsoptioner vederlagsfrit til visse tegningsoptionsindehavere i Cytomation, Inc. ("Optionsindehaverne"). Tegningsoptionerne træder i stedet for de tegningsoptioner, som Cytomation, Inc. har udstedt og som Selskabet har overtaget.

***§ 3.E.1 Quantity and Consideration***

Under the authority granted in May 2002 (extended in October 2002), the Board of Directors granted in February and March 2003 1,640,596 warrants free of charge to certain holders of warrants in Cytomation, Inc. (the "Holders"). The warrants replace the warrants issued by Cytomation, Inc. and assumed by the Company.

***§ 3.E.2 Udnyttelseskurs***

Hver tegningsoption giver Optionsindehaveren ret til at tegne én aktie på nominelt kr. 2 i Selskabet til en pris pr. aktie på kr. 2,00, 2,50, 22,48, 33,64, eller 37,39 pr. aktie á kr. 2, som nærmere anført i Tildelings-meddelelsen. Af de udstedte tegningsoptioner kan i alt 50.160 aktier tegnes til en pris på kr. 2,00, 5.017 aktier tegnes til en pris på kr. 2,50, 509.431 aktier tegnes til en pris på kr. 22,48, 552.286 aktier tegnes til en pris på kr. 33,64, og 523.702 aktier tegnes til en pris på kr. 37,39.

***§ 3.E.2 Exercise Price***

Each warrant entitles the Holder to subscribe for a share in the nominal amount of DKK 2 in the Company at a price per share of DKK 2.00, 2.50, 22.48, 33.64, or 37.39 per share of DKK 2, as further stated in the Grant Notice. On the basis of all issued warrants, 50,160 shares may be subscribed at a price of DKK 2.00, 5,017 shares may be subscribed at a price of DKK 2.50, 509,431 shares may be subscribed at a price of DKK 22.48, 552,286 shares may be subscribed at a price of DKK 33.64, and 523,702 shares may be subscribed at a price of DKK 37.39.

***§ 3.E.3 Udnyttelse***

Udnyttelse af tegningsoptionerne skal ske inden Udløbstidspunktet, hvilket er defineret i Tildelingsmeddelelsen. Udnyttelsen skal endvidere overholde an-

***§ 3.E.3 Exercise***

Exercise of the warrants shall take place within the Exercise Period, which is defined in the Grant Notice. The exercise of the warrants shall also comply

dre love og regler, som gælder for tegningsoptionerne, og tegningsoptionerne kan ikke udnyttes, hvis Selskabet vurderer, at udnyttelsen ikke i al væsentlighed er i overensstemmelse med sådanne love og regler. Endvidere kan tegningsoptionerne ikke udnyttes med mindre aktierne udstedt på baggrund af tegningsoptionerne bliver registreret i henhold til United States Securities Act of 1933 som senere ændret, eller såfremt aktierne ikke registreres, at Selskabet har vurderet, at udnyttelsen og aktieudstedelsen er undtaget fra registreringspligten i henhold til Securities Act.

with other laws and regulations applicable to the warrants, and the warrants may not be exercised if the Company determines that the exercise would not be in material compliance with such laws and regulations. Furthermore, the warrants shall not be exercised unless the shares issuable upon exercise of the warrants are then registered under the United States Securities Act of 1933 as amended, or if such shares are not so registered, the Company has determined that exercise and issuance would be exempt from the registration requirements of the Securities Act.

§ 3.E.4 *Fremgangsmåde ved udnyttelse*

Tegningsoptionerne udnyttes ved, at Optionsindehaveren inden for Udnyttelsesperioden til Selskabet indsender underskrevet tegningsliste med angivelse af det antal tegningsoptioner, der ønskes udnyttet, og bilagt det beløb (inkl. eventuel aktieomsætnings- og/eller kildeskat), som skal betales i forbindelse med tegningen af aktierne på grundlag af tegningsoptionerne.

§ 3.E.4 *Procedure of Exercise*

The Holder shall exercise the warrants by submitting an executed subscription list within the Exercise Period to the Company, indicating the number of warrants which will be exercised and accompanied by the amount payable (including any transfer- and/or withholding taxes) in connection with the subscription for the shares on the basis of the warrants.

§ 3.E.5 *Kapitalforhøjelse*

Ved modtagelse af den skriftlige meddelelse (relevante side i tegningslisten) og betaling som anført i § 3.E.4 inklusive Optionsindehaverens betaling af aktieomsætnings- eller kildeskat, er Selskabet forpligtet til at foranledige den fornødne aktieudvidelse gennemført senest 60 dage efter udløbet af det regnskabsår, hvor der blev givet behørig meddelelse. Dokumentation for, at Optionsindehaveren er behørigt registreret som aktionær udleveres snarest muligt efter, at kapitalforhøjelsen er registreret i Erhvervs- og Selskabsstyrelsen.

§ 3.E.5 *Capital Increase*

Upon receipt of the written notice (execution page from subscription list) and the payment as set out in article 3.E.4 hereof including the payment by the Holder of any transfer or withholding taxes, the Company shall arrange for the necessary implementation of the capital increase no later than 60 days after the expiry of the accounting reference period in which duly notice was submitted. Evidence that the Holder has been duly recorded as shareholder shall be surrendered as soon as possible after the registration of the capital increase with the Danish Commerce and Companies Agency.

### § 3.E.6 Bortfald

(i) I det omfang Optionsindehaveren var medarbejder Selskabet eller et af dets datterselskaber den 1. juli 2002, bortfalder tegningsoptionerne, hvis Optionsindehaveren afskediges som følge af misligholdelse af sin ansættelsesaftale, som nærmere defineret i warrantplanen.

(ii) I det omfang Optionsindehaveren var bestyrelsesmedlem i Cytomation og/eller i Selskabet den 1. juli 2002, bortfalder tegningsoptionerne, hvis bestyrelsesmedlemmet udtræder af bestyrelsen i Cytomation og/eller Selskabet under visse omstændigheder, som nærmere er defineret i warrantplanen.

(iii) Ikke-udnyttede tegningsoptionerne bortfalder endvidere i det omfang, at meddelelse om udnyttelse (tegningsliste) ikke er kommet behørigt frem til Selskabet senest på Udløbsdatoen. Denne tegningsoptionsordning og eventuelle ikke-udnyttede tegningsoptioner, der tildeles i henhold til ordningen, bortfalder således på den i Tildelingsmeddelelsen definerede Udløbsdato.

### § 3.E.7 Ændringer i vilkårene

(1) Hvis Optionsindehaveren ønsker at udnytte sine tegningsoptioner efter

(i) at der er sket en forhøjelse af Selskabets aktiekapital med fortegningsret for de eksisterende aktionærer til at tegne aktier til en lavere kurs end markedskursen,

(ii) at Selskabet har udstedt konvertible obligationer eller andre konvertible lån,

### § 3.E.6 Expiration

(i) If the Holder was an employee of the Company or one of its subsidiaries as of 1 July 2002, the warrants shall be forfeited in the event the Holder is dismissed due to breach of his contract of employment for cause, as further defined in the Warrant Plan.

(ii) If the Holder was a director in Cytomation and/or the Company as of 1 July 2002, the warrants shall be forfeited in the event the Holder is dismissed or resigns as director in the Company and/or the Subsidiary under certain circumstances as further defined in the Warrant Plan.

(iii) Unexercised warrants shall also expire if the Company has not duly received the notice of exercise (Subscription Form) on or before the Date of Expiry. Thus, this warrant plan and any unexercised warrants granted hereunder expire on the Date of Expiry as defined in the Grant Notice.

### § 3.E.7 Amendment of the Terms and Conditions

(1) Where the Holder wishes to exercise his warrants after

(i) the share capital of the Company has been increased whereby the existing shareholders have been granted preemption rights to subscribe for the new shares at a price which is lower than the market price;

(ii) the Company has issued convertible bonds or other convertible loans, war-

tegningsoptioner (bortset fra de tegningsoptioner, der er omfattet af denne warrantordning eller eventuelle andre incitamentsordninger), og udstedelsen er sket med fortrinsret for de eksisterende aktionærer til en lavere kurs end markedskursen,

(iii) at der er foretaget en fondsaktieemission (aktleudbytte),

(iv) at der er sket en nedsættelse af Selskabets aktiekapital, hvorved de eksisterende aktionærer har modtaget en udlodning fra Selskabet, der overstiger markedskursen, eller

(v) at der er udbetalt udbytte pr. regnskabsår på mere end 25% af aktiekapitalen;

skal den i Tildelingsmeddelelsen fastsatte Udnyttelseskurs og/eller aktieantal reguleres, således at Optionsindehaveren modtager en rimelig kompensation for den reduktion i tegningsoptionernes værdi, som den pågældende begivenhed måtte have medført. Kompensationen fastsættes endeligt af en revisor, der er udpeget af Selskabet.

(2) Hvis en eller flere af tegningsoptionerne udnyttes efter eller i forbindelse med

(i) en fusion eller fission (spaltning) af Selskabet;

(ii) Selskabets likvidation eller

(iii) andre tilsvarende ændringer i Selskabets kapitalstruktur, herunder men ikke begrænset til ændring i aktierne stykstørrelse, retablering af aktiekapitalen, sammenlægning eller oprettelse af aktieklasser;

er Optionsindehaveren berettiget til at

rants (except for the warrants comprised by this plan or any other employee incentive programme), and the existing shareholders have been granted pre-emption rights to subscribe for the new shares at a price which is lower than the market price;

(iii) bonus shares (stock dividend) have been issued;

(iv) the share capital of the Company has been decrease, whereby the existing shareholders have received a dividend from the Company exceeding the market price; or

(v) distribution of a dividend of more than 25 per cent of the share capital per accounting year;

the Exercise Price and/or the number of shares stated in the Grant Notice shall be adjusted to the effect that the Holder receives a fair compensation for the decrease in the value of the warrants caused by the event in question. An independent auditor appointed by the Company shall finally determine the compensation.

(2) Where one or more warrants are exercised subsequent to or in connection with

(i) a merger or de-merger (division) of the Company;

(ii) the liquidation of the Company;

(iii) the occurrence of other similar changes in the capital structure of the Company, including but not limited to a stock split, reverse stock split, re-capitalisation, combination or reclassification of stock;

the Holder shall be entitled to receive

modtage tegningsoptioner i Selskabet til en ændret kurs (eller ved justering af det tildelte antal tegningsoptioner) eller i andre selskaber eller på anden måde tillægges aktiver, herunder men ikke begrænset til værdipapirer, eller kontanter, således at Optionsindehaveren modtager kompensation herfor. Kompensationen fastsættes endeligt af en revisor, der udpeges af Selskabet.

warrants in the Company at a new price (or by adjustment of the number of warrants granted) or in other companies, or in some other way be granted assets, including but not limited to securities, or cash in such a way that the Holder is compensated. An independent auditor appointed by the Company shall finally determine the compensation.

***§ 3.E.8 Overdragelse og pantsætning***

(1) Tegningsoptionerne kan ikke overdrages eller gøres til genstand for pantsætning eller udlæg, medmindre andet fremgår af §§ 3.E.8(2) and 3.E.8(3).

(2) I det omfang Optionsindehaveren var medarbejder i Selskabet eller et af dets datterselskaber den 1. juli 2002 skal følgende gælde: Ved Optionsindehaverens fratræden (uanset årsag bortset fra misligholdelse) forud for en eventuel børsnotering og for så vidt tegningsoptionerne ikke er bortfaldet i henhold til § 3.E.6, skal Optionsindehaveren tilbyde de tildelte tegningsoptioner til Selskabet eller en af Selskabet udpeget tredjemand til en kurs, der beregnes som forskellen mellem Udnyttelseskursen og aktiekursen beregnet på grundlag af Selskabets regnskabsmæssige indre værdi i henhold til årsrapporten for det seneste regnskabsår med tillæg af Selskabets overskud for perioden fra det igangværende regnskabsårs begyndelse og til og med det i forhold til den begivenhed, der har udløst tilbudspligten, senest udløbne kvartal. Den således opgjorte indre værdi skal tillægges goodwill, der værdiansættes endeligt af en af Selskabet udpeget uafhængig revisor på grundlag af skattemyndighedernes til enhver tid gældende beregningsmodel for goodwill. Hvis den således opgjorte værdi er nul eller negativ, sker overdragelse vederlagsfrit.

***§ 3.E.8 Transfer and Pledging***

(1) The warrants cannot – save articles 3.E.8(2) and 3.E.8(3) - be transferred, pledged or taken in execution.

(2) If the Holder was an employee of the Company or one of its subsidiaries as of 1 July 2002 the following shall apply: If the Holder's resignation or termination of employment (for whatever reason other than for cause) prior to any listing and provided that the warrants have not expired pursuant to article 3.E.6 above, warrants granted shall be offered by the Holder to the Company or any person designated by the Company at a price calculated as the difference between the Exercise Price and the price of the shares calculated on the basis of the book value of the Company as shown in the annual report for the most recent accounting year plus the Company's profits from the beginning of the current accounting year and until and including the most recently expired quarter in which the event that triggered the obligation to offer the shares for sale occurred. Goodwill shall be added to the Company's book value and shall be finally appraised by the Company's auditor on the basis of the calculation model used for goodwill by the tax authorities from time to time. In case the calculated value is zero or negative, the transfer shall be made free of charge.

(3) I det omfang Optionsindehaveren var bestyrelsesmedlem i Cytomation og/eller i Selskabet den 1. juli 2002, skal foregående afsnit også finde anvendelse i tilfælde af Optionsindehaverens udtræden af bestyrelsen i Cytomation og/eller i Selskabet, og for så vidt tegningsoptionerne ikke er bortfaldet i henhold til § 3.E.6. Hvis imidlertid Optionsindehaveren efter dennes udtræden fra bestyrelsen fortsat er ansat i Cytomation eller Selskabet, skal alene det foregående afsnit finde anvendelse.

(3) If the Holder was a director in the Subsidiary and/or the Company as of 1 July 2002, the preceding paragraph shall also apply in case of the Holder's resignation or dismissal as a director in the Subsidiary and/or the Company, provided that the warrants have not expired pursuant to article 3.E.6. If however, following the Holder's resignation or dismissal as a director, the Holder remains as an employee in the Company or the Subsidiary, only the preceding paragraph shall apply.

(4) Ved overdragelse af mindst 50 % af Selskabets aktier til tredjemand har Selskabet eller en af Selskabet anvist køber ret (men ikke pligt) til at erhverve tegningsoptionerne fra Optionsindehaveren (uanset om denne måtte være fratrådt) eller kræve udnyttelse af tildelte tegningsoptioner (i så fald kan udnyttelse ske uden for Udnyttelsesperioden). Optionskursen skal svare til den kurs, som tredjemand skal betale for de pågældende aktier med fradrag af den i Tildelingsmeddelelsen fastsatte udnyttelseskurs. Hvis aktierne erhverves efter påkrav om Optionsindehaverens udnyttelse, skal aktiekursen svare til den kurs, som tredjemand skal betale for de pågældende aktier.

(4) In the event of a transfer of at least 50% of the Company's shares to a third party, the Company or any buyer designated by the Company shall be entitled (but not obliged) to acquire the warrants from the Holder (whether or not he/she has resigned) or require the exercise of the warrants granted (in such case exercise can take place outside any Exercise Period). The price for the warrant shall correspond to the price payable by any third party for the shares in question less the exercise price stated in the Grant Notice. If the Holder acquires the shares subsequent to the requested exercise, the price for the shares shall correspond to the price payable by any third party for the shares in question.

*§ 3.E.9 Fuldstændigt warrantprogram 2002*

Ovenstående vilkår gengiver hovedtrækkene i de i henhold til Optionsplanen og Tildelingsmeddelelsen gældende vilkår for tegningsoptionerne.

*§ 3.E.9 Complete Warrant Program 2002*

The above terms reflect the principal features of the terms subject to which warrants are granted pursuant to the Option Plan and Grant Notice.

**§ 3.F Warrant til medarbejdere udstedt i henhold til § 3.B den 30. april 2003 (2003- program)**

**§ 3.F Warrants Issued to Employees Pursuant to Article 3.B on 30 April 2003 (2003 program)**

*§ 3.F.1 Antal og betaling*

Bestyrelsen har i april 2003 på bag-

*§ 3.F.1 Quantity and Consideration*

Under the authority granted in May

grund af bemyndigelse fra maj 2002, jf. vedtægternes § 3.B, tildelt visse medarbejdere (Medarbejderen) 161.989 tegningsoptioner.

2002, cf. article 3.B, the Board of Directors has granted in April 2003 161,989 warrants.

For så vidt angår særlige bestemmelser vil §§ 3.C.2 til 3.C.9 være gældende.

As regards the specific conditions articles 3.C.2 through 3.C.9 will apply.

De pågældende vilkår gengiver hovedtrækkene i den mellem Selskabet og Medarbejderen indgåede Aftale om successiv tildeling af tegningsoptioner med tilhørende plan for warrantordningen (tegningsoptioner) 2003.

The conditions reflect the principal features of the Agreement between the Company and the Employee on the successive grant of warrants together with a plan for the warrant program 2003.

**§ 3.G Warrant til medarbejdere udstedt i henhold til § 3.B den 20. august 2004**

**(2004-program)**

**§ 3.G Warrants Issued to Employees Pursuant to Article 3.B on 20 August 2004**

**(2004 program)**

***§ 3.G.1 Antal og betaling***

Bestyrelsen har i august 2004 på baggrund af bemyndigelse fra maj 2002 jf. vedtægternes § 3.B tildelt visse medarbejdere (Medarbejderen) 500.000 tegningsoptioner.

***§ 3.G.1 Quantity and Consideration***

Under the authority granted in May 2002, cf. article 3.B, the Board of Directors has granted in August 2002 500,000 warrants.

For så vidt angår særlige bestemmelser vil §§ 3.C.2 til 3.C.9 være gældende.

As regards the specific conditions articles 3.C.2 through 3.C.9 will apply.

De pågældende vilkår gengiver hovedtrækkene i den mellem Selskabet og Medarbejderen indgåede Aftale om successiv tildeling af tegningsoptioner med tilhørende plan for warrantordningen (tegningsoptioner) 2004.

The conditions reflect the principal features of the Agreement between the Company and the Employee on the successive grant of warrants together with a plan for the warrant program 2004.

**§ 3.H Warrant til medarbejdere udstedt i henhold til § 3.B den 28. oktober 2005**

**(2005 Program)**

**§ 3.H Warrants issued to employees pursuant to Article 3.B on 28 October 2005**

**(2005 program)**

***§ 3.H.1 Antal og betaling***

Bestyrelsen har i november 2005 på baggrund af bemyndigelse fra 23. sep-

***§ 3.H.1 Quantity and Consideration***

In November 2005 the Board of Directors has by virtue of authorisation from

tember 2005 jf. vedtægternes § 3.B tildelt visse medarbejdere (Medarbejderen) 500.000 warrants (tegningsoptioner).

23 September 2005, cf. Article 3.B of the Aticle of Association, granted certain employees (the Employee) 500,000 warrants (stock options).

For så vidt angår de nærmere vilkår finder §§ 3.C.2 til 3.C.9 tilsvarende anvendelse.

As regards the specific conditions articles 3.C.2 through 3.C.9 applies.

De pågældende vilkår gengiver hovedtrækkene i den mellem Selskabet og Medarbejderen indgåede aftale om successiv tildeling af tegningsoptioner med tilhørende plan for warrantordningen (tegningsoptioner) 2005.

The conditions reflect the principal features of the agreement between the Company and the Employee on the successive grant of option together with a plan for the Stock warrant program Option program 2005.

**§ 4. Selskabets aktier**

**§ 4. Shares**

4.1 Aktiernes udstedelse

Aktierne udstedes gennem Værdipapircentralen.

4.1 Issue of Shares

Shares shall be issued by the Danish VP Securities Services.

4.2 Aktiernes pålydende

Aktiernes pålydende er kr. 2,00.

4.2 Nominal Amount

The nominal amount of each share is DKK 2.00.

4.3 Værdipapirstatus

Aktierne er omsætningspapirer.

4.3 Status

The shares are negotiable instruments.

4.4 Aktiebog

Værdipapircentralen skal føre en fortegnelse over samtlige Selskabets aktier (aktiebog).

4.4 Share Register

The Danish Securities Centre shall keep a register of all the shares in the Company (the Share Register).

4.5 Navnenotering

Aktierne skal lyde på navn, kan kun transporteres på navn og skal noteres på navn i Selskabets aktiebog.

4.5 Registered Shares

The share certificates shall be issued in the holder's name, may be assigned only in the new holder's name and shall be registered in the holder's name in the Company's register of shareholders.

4.6 Stemmeret

4.6 Voting Right

(1) Til hvert aktiebeløb på kr. 2,00 er knyttet én stemme.

(2) Stemmeretten kan udøves ved fuldmægtig, der ikke behøver at være aktionær, på betingelse af, at den nævnte fuldmægtig godtgør sin ret til at deltage i generalforsamlingen ved forevisning af adgangskort og ved fremlæggelse af en skriftlig, dateret fuldmagt.

4.7 Omsættelighed

Der gælder ingen indskrænkninger i aktiernes omsættelighed, bortset fra indskrænkninger som måtte følge af lov eller aftale.

4.8 Udbetaling af udbytte

Udbytte udbetales med frigørende virkning for Selskabet i overensstemmelse med aktieselskabslovens regler. Værdipapircentralen foranlediger det deklarerede udbytte udbetalt via et kontoførende pengeinstitut til de aktionærer, der på tidspunktet for udbetalingen er registreret i Værdipapircentralen. Retten til udbytte forældes 5 år efter forfaldsdagen.

**§ 5. Selskabets generalforsamling**

5.1 Sted

Generalforsamlinger afholdes i Glostrup Kommune eller andet sted i Storkøbenhavn.

5.2 Termin

Ordinær generalforsamling skal afholdes inden udgangen af hvert års maj måned.

(1) Each nominal share amount of DKK 2.00 carries one vote.

(2) The voting right may be exercised by proxy. It is not a requirement that the agent is a shareholder, if the agent can substantiate his/her right to participate in the general meeting by presenting an admission card and a dated written proxy.

4.7 Negotiability

The negotiability of the shares shall not be subject to any restrictions, other than restrictions that arise pursuant to law and contractual arrangements.

4.8 Payment of Dividends

Dividends shall be paid in full discharge to the Company pursuant to the Danish Companies Act. The Danish VP Securities Services shall arrange for payment of the declared dividends through a depository bank to the shareholders registered at the Danish VP Securities Services at the time of the payment. The right to dividends shall become obsolete five years after the date of payment.

**§ 5. General Meetings**

5.1 Place

General meetings of the Company shall be held in the municipality of Glostrup or elsewhere in metropolitan Copenhagen.

5.2 Deadline

The annual general meeting shall be held before the expiry of the month of May each year.

| | | | |
|---|---|---|---|
| 5.3 | Ekstraordinær generalforsamling | 5.3 | Extraordinary General Meetings |
| (1) | Der skal afholdes ekstraordinær generalforsamling, når det – til behandling af et bestemt emne – | (1) | An extraordinary general meeting shall be held when – for the consideration of a specific issue:- |
| (i) | besluttes af en generalforsamling, eller | (i) | decided by a general meeting; or |
| (ii) | skriftligt kræves af aktionærer, der ejer en tiendedel af aktiekapitalen; | (ii) | demanded in writing by shareholders representing one-tenth of the share capital; |
| | samt, når det – som hensigtsmæssigt – | | and when – being deemed appropriate:- |
| (iii) | besluttes af bestyrelsen, eller | (iii) | decided by the Board of Directors; or |
| (iv) | kræves af en revisor for Selskabet. | (iv) | demanded by an auditor of the company. |
| (2) | Hvis der ikke er meddelt længere frist af den, som har besluttet eller krævet den ekstraordinære generalforsamling afholdt, skal der indkaldes til denne inden for en frist af to uger. Fristen løber ved beslutning fra dagen for denne og ved krav fra dagen, hvor dette er modtaget af Selskabet. | (2) | Notice of an extraordinary general meeting shall be given within two weeks unless a longer period has been granted by the person(s) having either decided or demanded that an extraordinary general meeting shall be held. Such period shall begin, in the case of a decision to hold an extraordinary general meeting, from the day of such decision and, in the case of a demand for an extraordinary general meeting, from the day of the Company's receipt of such demand. |
| 5.4 | Indkaldelse | 5.4 | Notice |
| (1) | Generalforsamling indkaldes af bestyrelsen med ikke mere end 4 ugers og ikke mindre end 8 dages varsel, bekendtgørelsesdagen og generalforsamlingsdagen medregnet. | (1) | The Board of Directors shall convene general meetings with a maximum notice of four weeks and a minimum notice of eight days including the day of the announcement and the day of the general meeting. |
| (2) | Bekendtgørelse med angivelse af dagsorden skal ske pr. brev til hver enkelt aktionær. | (2) | The announcement shall include an agenda and shall be made by letter to each shareholder. |
| (3) | I indkaldelsen skal angives, hvilke em- | (3) | Notices shall specify the issues to be |

| | | | |
|---|---|---|---|
| | ner der skal behandles på generalforsamlingen. Såfremt der på generalforsamlingen skal behandles forslag, til hvis vedtagelse der kræves kvalificeret flertal, herunder forslag til vedtægtsændringer, skal forslagets væsentligste indhold angives. | | considered at the general meeting in question. Where the general meeting is to consider a proposal requiring a qualified majority to be adopted, including a proposal to amend the Articles of Association, the notice shall specify such proposal in all essentials. |
| (4) | Bestyrelsen skal give meddelelse om indkaldelsen til Selskabets og, hvis Selskabet er moderselskab, til koncernens medarbejdere, hvis disse har afgivet meddelelse til bestyrelsen efter aktieselskabslovens § 177, stk. 1, 2. pkt. | (4) | The employees of the Company and, where the Company is a parent company, the employees of the group shall be notified by the Board of Directors of the general meeting to be held, provided that such employees have notified the Board of Directors as provided by the second sentence of Section 177(1) of the Danish Companies Act. |
| 5.5. | Adgangskort | 5.5. | Admission Cards |
| | Enhver aktionær er berettiget til at møde og stemme på generalforsamlingen, når vedkommende senest 5 dage før dennes afholdelse har anmodet om et adgangskort til generalforsamlingen. Adgangskort udstedes til den, der ifølge aktiebogen er noteret som aktionær. For aktionærer, der ikke er noteret i aktiebogen kræves for udstedelse af adgangskort en ikke mere end 5 dage gammel depotudskrift fra Værdipapircentralen eller det kontoførende pengeinstitut (depotstedet) som dokumentation for aktiebesiddelsen tillige med en skriftlig erklæring fra aktionæren om, at denne ikke efter udfærdigelsen af udskriften har afhændet sine aktier eller agter at gøre dette, før generalforsamlingen er afholdt. Medmindre aktionæren angiver, hvortil adgangskort ønskes sendt, skal adgangskortet afhentes på Selskabets kontor senest dagen inden generalforsamlingen. | | Any shareholder shall be entitled to attend and to vote at a General Meeting provided, however, that the shareholder has applied for an admission card to such General Meeting no later than five days prior thereto. Admission cards shall be issued to anyone who is registered as a shareholder in the Company's Register of Shareholders. Any shareholder who is not so registered may obtain an admission card by submitting a depository transcript issued no more than five days earlier by the Danish VP Securities Services or the depository bank (custodian bank) to document the shareholding together with a written statement from the shareholder to the effect that after the date of issue of the transcript he has not sold his shares nor does he intend to do so before the General Meeting has been held. Unless the shareholder states an address to which the admission card should be sent, the admission card shall be collected at the Company's offices no later than the day before the general meeting. |

5.6 Fremlæggelse af dokumentation

Bestyrelsen skal senest otte dage før generalforsamlingen fremlægge til eftersyn for aktionærerne på Selskabets kontor.

(i) dagsordenen og

(ii) de fuldstændige forslag, samt

(iii) for den ordinære generalforsamlings vedkommende - tillige evt. koncernregnskab og årsrapport med revisionspåtegning og ledelsesberetning.

5.7 Forslag fra aktionærerne

(1) En aktionær har ret til at få et bestemt emne behandlet på generalforsamlingen, såfremt aktionæren skriftligt fremsætter krav herom over for bestyrelsen i så god tid, at emnet kan optages på dagsordenen for generalforsamlingen.

(2) En aktionær kan påregne at få et bestemt emne behandlet på den ordinære generalforsamling, såfremt aktionæren skriftligt fremsætter krav herom over for bestyrelsen inden to måneder efter regnskabsårets udløb.

5.8 Dagsorden

På den ordinære generalforsamling skal evt. koncernregnskab og årsrapport med revisionspåtegning og ledelsesberetning fremlægges og følgende foretages:

(a) Beretning om Selskabets virksomhed.

5.6 Submission of Documentation

Eight days before a general meeting the Board of Directors shall have made available for the shareholders' inspection at the Company's office:

(i) the agenda; and

(ii) the full wording of the proposals to be considered at the general meeting; and

(iii) with respect to the annual general meeting, the annual report and the consolidated financial statements, if any, with the auditors' report and the directors' and officers' report.

5.7 Shareholders' Proposals

(1) All shareholders are entitled to have an issue considered at the general meeting if submitting a written request in such respect to the Board of Directors in time for the issue to be placed on the agenda for the general meeting in question.

(2) All shareholders may expect to have an issue considered at the annual general meeting if submitting a written request in such respect to the Board of Directors within two months after the expiry of the accounting year.

5.8 Agenda

At the annual general meeting the annual report and the consolidated financial statements, if any, with the auditors' report and the directors' and officers' report shall be submitted, and the following items shall be included on the agenda:

(a) Report on the Company's activities during the past financial year.

(b) Forelæggelse til godkendelse af årsrapport og koncernregnskab med revisionspåtegning til godkendelse samt ledelsesberetning.

(b) Presentation for adoption of the annual report and the consolidated financial statements, if any, with the auditors' report and the directors' and officers' report.

(c) Meddelelse af decharge for bestyrelse og direktion.

(c) Decharge of the Board of Directors and the Board of Officers from their obligations.

(d) Forelæggelse af forslag om anvendelse af overskud eller dækning af tab i henhold til den godkendte årsrapport.

(d) Submission of proposal for allocation of profits or balancing of losses as shown in the annual report adopted.

(e) Valg af medlemmer til bestyrelsen.

(e) Election of Directors.

(f) Valg af revisor.

(f) Appointment of Auditor(s).

(g) Beslutning om ratihabering af tegningsoptioner tildelt af bestyrelsen i medfør af § 3.B.

(g) Submission of proposal for ratification of warrants granted by the Board of Directors pursuant to article 3.B.

(h) Bemyndigelse til køb af egne aktier.

(h) Authorisation to buy own shares.

5.9 Dirigent

Forhandlingerne på generalforsamlingen ledes af en dirigent, der udpeges af bestyrelsen. Dirigenten afgør alle spørgsmål vedrørende emnernes behandlingsmåde, stemmeafgivning og resultatet heraf.

5.9 Chairman

A Chairman appointed by the Board of Directors shall preside over the proceedings at general meetings and decide upon all questions of procedure, voting and voting results.

5.10 Beslutningskompetence

På generalforsamlingen kan beslutning kun tages om de forslag, der har været optaget på dagsordenen.

5.10 Competence

At general meetings only resolutions included on the agenda may be passed.

5.11 Stemmeflertal

Generalforsamlingen træffer beslutning ved simpelt stemmeflertal, medmindre andet følger af lovgivningen eller af Selskabets vedtægter.

5.11 Majority of Votes

At general meetings resolutions shall be decided by simple majority of votes unless otherwise prescribed by law or the Articles of Association.

5.12 Referat

5.12 Minutes

Et referat af generalforsamlingen indføres i Selskabets forhandlingsprotokol. Referatet skal underskrives af dirigenten og af bestyrelsens formand.

The proceedings at general meetings shall be recorded in the Company's minute book, which shall be signed by the chairman of the general meeting and the chairman of the Board of Directors.

## § 6. Selskabets bestyrelse

## § 6. Board of Directors

### 6.1 Sammensætning

### 6.1 Composition

(1) Til Selskabets bestyrelse vælger generalforsamlingen mindst tre og højst syv medlemmer.

(1) The general meeting shall elect at least three but not more than seven Directors.

(2) Udover de af generalforsamlingen valgte medlemmer i henhold til § 6.1(i) har medarbejderne i Selskabet og dets datterselskaber ret til at udpege tre medlemmer til Selskabets bestyrelse efter følgende regler:

(2) In addition to the members elected by the general meeting pursuant to article 6.1(i) the employees of the Company and its subsidiaries shall be entitled to appoint, from and among the employees, three members to the Board of Directors of the Company according to the following rules:

(i) To medlemmer udpeges af og blandt de medarbejdere, der på udpegelsestidspunktet har været ansat i Selskabet eller et af dets danske datterselskaber i hele det forudgående år.

(i) Two directors are to be appointed from and among the employees who have been employed by the Company or one of its Danish subsidiaries throughout the year immediately preceding the appointment.

(ii) Et medlem udpeges af og blandt de medarbejdere, der på udpegelsestidspunktet har været ansat i et af Selskabets amerikanske datterselskaber i hele det forudgående år.

(ii) One director is to be appointed from and among the employees who have been employed by one of the US subsidiaries of the Company throughout the year immediately preceding the appointment.

(iii) Udpegelsen af bestyrelsesmedlemmer i henhold til § 6.1(2) skal nærmere ske efter en analogi af reglerne i aktieselskabslovens § 49, stk. 3 eller efter en alternativ valgprocedure, som er foreslået eller tiltrådt af Selskabet og accepteret blandt medarbejderne i Selskabet og dets danske datterselskaber.

(iii) The appointment of directors pursuant to article 6.1(2) is to be carried out by analogy with Section 49.3 of the Danish Companies Act or by an alternative election procedure suggested or allowed by the Company and accepted by the employees of the Company and its Danish subsidiaries.

(iv) Retten til at udpege bestyrelsesmedlemmer ifølge § 6.1(2) er til enhver tid

(iv) The right to appoint directors pursuant to article 6.1(2) shall always be condi-

betinget af, at generalforsamlingen har valgt mindst seks bestyrelsesmedlemmer.

tional on the general meeting having elected at least 6 members to the Board of Directors.

(v) Retten til at udpege bestyrelsesmedlemmer i henhold til § 6.1(2) bortfalder, og de udpegede bestyrelsesmedlemmer udtræder af bestyrelsen på det tidspunkt, hvor medarbejderne i Selskabet og dets danske datterselskaber måtte tage skridt til en ja-/nej-afstemning med henblik på at vælge koncernrepræsentation efter reglerne i aktieselskabslovens § 49, stk. 3.

(v) The right to appoint directors pursuant to article 6.1(2) shall lapse and the appointed directors resign from the Board of Directors at the time when the employees take steps to a yes/no voting regarding then election of directors from among the employees pursuant to Section 49.3 of the Danish Companies Act.

6.2 Valgperioder

6.2 Term of Office

Bestyrelsesmedlemmer, som er valgt af generalforsamlingen, afgår på hvert års ordinære generalforsamling, men kan genvælges.

The directors elected by the general meeting shall resign at each annual general meeting but shall be eligible for re-election.

6.3 Formand og næstformand

6.3 Chairman and Vice Chairman

(1) Bestyrelsen vælger blandt sine medlemmer en formand.

(1) The Board of Directors shall elect their chairman from among themselves.

(2) Bestyrelsen kan vælge en næstformand, der i formandens fravær i enhver henseende træder i formandens sted.

(2) The Board of Directors may choose to elect a vice chairman, who, in the chairman's absence, shall have the same powers as the chairman in every respect.

6.4 Beslutningsdygtighed

6.4 Quorum

Bestyrelsen er beslutningsdygtig, når quorum foreligger. Quorum foreligger, når over halvdelen af bestyrelsesmedlemmerne er til stede.

The Board of Directors has power to resolve on an issue when a quorum exists. A quorum is deemed to exist when more than half of the directors are present.

6.5 Stemmeflertal

6.5 Majority of Votes

Bestyrelsen træffer beslutning ved simpelt stemmeflertal. I tilfælde af stemmelighed gør formandens stemme udslaget.

At board meetings resolutions shall be decided by simple majority of votes. The chairman shall have the casting vote in a situation of equality of votes.

6.6 Forretningsorden

Bestyrelsen træffer ved en forretningsorden nærmere bestemmelse om udførelsen af sit hverv.

6.6 Rules of Procedure

The Board of Directors shall lay down rules of their procedure.

6.7 Referat

Et referat af hvert bestyrelsesmøde skal indføres i Selskabets forhandlingsprotokol. Referatet skal underskrives af samtlige bestyrelsesmedlemmer.

6.7 Minutes

The proceedings at board meetings shall be recorded in the Company's minute book, which shall be signed by all directors.

6.8 Bestyrelseshonorar

Bestyrelsesmedlemmerne oppebærer et årligt honorar, hvis størrelse fastsættes i årsrapporten for det pågældende år.

6.8 Remuneration

The directors shall be remunerated annually as fixed in the annual report for the year in question.

6.9 Corporate Governance

Bestyrelsen skal udarbejde og løbende ajourføre et regelsæt for god selskabsledelse – Corporate Governance – for Selskabet.

6.9 Corporate Governance

The directors shall draw up and on an on-going basis update a code of practice for Corporate Governance for the Company.

**§ 7. Selskabets direktion**

7.1 Sammensætning

Bestyrelsen ansætter en direktion bestående af 1-3 direktører. Hvis direktionen består af flere direktører, skal én af disse udnævnes til administrerende direktør.

**§ 7. Board of Officers**

7.1 Composition

The Board of Directors shall employ at least one but not more than three officers to comprise the Company's Board of Officers. Where more than one officer is employed, one of them shall be appointed chief executive officer.

7.2 Kompetencefordeling

Hvis direktionen består af flere direktører, skal regler for direktørernes indbyrdes kompetence og forretningsførelse fastlægges af bestyrelsen i en instruks til direktionen.

7.2 Powers

Where more than one officer is employed, rules specifying their respective powers and the performance of their duties shall be laid down by the Board of Directors in a set of written instructions to the the Board of Officers.

7.3 Prokura

Bestyrelsen kan meddele prokura, enkel eller kollektiv.

7.3 Powers of Procuration

The Board of Directors may grant powers of procuration to one person alone or more persons jointly.

## § 8. Selskabets tegningsregel

Selskabet tegnes af formanden eller næstformanden for bestyrelsen i forening med en direktør, eller af formanden eller næstformanden for bestyrelsen i forening med to bestyrelsesmedlemmer.

## § 8. Signature Rules

The Company shall be bound by the joint signatures of the chairman or the vice chairman and an officer, or by the joint signatures of the chairman or the vice chairman of the Board of Directors and two directors.

## § 9. Selskabets revision

9.1 Sammensætning

Revision foretages af én eller to revisorer, der skal være statsautoriserede.

9.2 Valgmåden

Revisor vælges af den ordinære generalforsamling for et år ad gangen.

9.3 Revisionsomfang

Det påhviler revisor at revidere årsrapporten i overensstemmelse med god revisionsskik.

## § 9. Auditor(s)

9.1 Composition

The audit shall be performed by one or two state-authorised public accountants.

9.2 Appointment

The auditor(s) shall be appointed by the annual general meeting for one year at a time.

9.3 Audit Scope

The annual report shall be audited by the auditor(s) in accordance with generally accepted auditing practices.

## § 10. Selskabets regnskab

10.1 Regnskabsåret

Selskabets regnskabsår er kalenderåret.

10.2 Opgørelsesprincipper

Selskabets årsrapport udarbejdes under omhyggelig hensyntagen til tilstedeværende aktiver og forpligtelser og

## § 10. Financial Statements

10.1 Financial Year

The accounting year of the Company shall follow the calendar year.

10.2 Accounting Principles

When preparing the Company's annual report due consideration shall be given to the existing assets and liabilities of

under foretagelse af de efter bestyrelsens skøn fornødne afskrivninger og hensatte forpligtelser med sigte på, at årsrapporten giver et retvisende billede af Selskabets og evt. koncernens aktiver og passiver, den finansielle stilling samt årets resultat.

the Company, and the depreciation, amortisations and provisions deemed necessary by the Board of Directors shall be made so that the annual report presents a true and fair view of the Company's and, if applicable, the group's assets and liabilities, financial position and result of operations for the year.

10.3 Disponering af årets overskud/underskud

Årets overskud/underskud sammenlægges med overskud/underskud, som er fremført fra tidligere år. Fremkommer der herved et disponibelt overskud, henlægges heraf til Selskabets reserver, hvad der er nødvendigt efter Selskabets finansielle stilling og forventninger til fremtiden. Det resterende disponible overskud anvendes efter generalforsamlingens nærmere bestemmelse, dog må generalforsamlingen ikke beslutte udbetaling af højere udbytte end foreslået eller tiltrådt af bestyrelsen.

--oo0oo--

10.3 Allocation of Profits or Balancing of Losses

Each year's profit or loss shall be added to the profits or losses brought forward from previous years. From any disposable profit resulting therefrom the amount rendered necessary by the Company's financial position and prospects shall be transferred to the reserves. Any remaining disposable profit shall be applied as determined by the general meeting, always provided that the general meeting shall not distribute dividends of a higher amount than proposed or accepted by the Board of Directors.

--oo0oo--

Således vedtaget på den ordinære generalforsamling den 11. maj 2006 (§ 4.4).

§ 3.1 ændret i henhold til bestyrelsens beslutning af 11. maj 2006 og i henhold til bemyndigelse, jf. § 3.B.

Adopted at the annual general meeting on 11 May 2006 (article 4.4).

Article 3.1 has been amended according to the resolution made by the Board of Directors on 11 May 2006 and according to authorisation, cf. article 3.B.

Nikolaj Bjørnholm

Den 24. august 2006 blev de nedenfor anførte beslutninger truffet af bestyrelsen i

On 24 August 2006, the resolutions recorded below were passed by the Board of Directors in

**Dako A/S**
(CVR No. 26 51 99 50)
("the Company")



per capsulam.

per capsulam.

**Deltagere:**

**Fra bestyrelsen:**
Sonnich Fryland (formand)
Terje Kalland
Viggo Harboe
Kurt Anker Nielsen
Steven P. Novak
Jesper Lohse
Joel Weisenberger
Camilla Schmidt

**Fra direktionen:**
Patrik Dahlén
Leif Nørgaard
**Fra revisor:**
Ingen

**Andre deltagere:**
Ingen

**Afbud:**
Ingen

Der forelå følgende **dagsorden**:

1. Formalia
2. Kapitalforhøjelse som følge af udnyttelse af warrants tildelt i 2002 og 2004 under Warrant Program 2002 og Warrant Program 2003.

**Participating:**

**From the Board of Directors:**
Sonnich Fryland (Chairman)
Terje Kalland
Viggo Harboe
Kurt Anker Nielsen
Steven P. Novak
Jesper Lohse
Joel Weisenberger
Camilla Schmidt

**From the Board of Management:**
Patrik Dahlén
Leif Nørgaard
**From the Auditor of the Company:**
None

**Other participants:**
None

**Excused:**
None

**The agenda** contained the following items:

1. Formalities
2. Capital increase following exercise of warrants granted in 2002 and 2004 under Stock Option Program 2002 and Stock Option Program 2004.

**Dokumentationsliste**

Følgende dokumenter var blevet forelagt bestyrelsen før mødet:

1. Referat af bestyrelsesmødet afholdt den 29. august 2002,
2. Referat af bestyrelsesmødet afholdt den 28. november 2002,
3. Referat af bestyrelsesmødet afholdt den 20. august 2004,
4. Plan for warrantordning (tegningsoptioner 2002),
5. Plan for warrantordning (tegningsoptioner 2004),
6. Aftale om successiv tildeling af tegningsoptioner,
7. Tegningsliste (meddelelse om udnyttelse) og
8. Liste over medarbejdere som havde udnyttet tegningsoptioner i udnyttelsesperioden 12. maj til 1. juni 2006.

**Ad 1 Formalia**

Formanden besluttede, at bestyrelsen var beslutningsdygtig i relation til beslutningsforslaget anført i dagsordenen.

**Ad 2 Kapitalforhøjelse som følge af udnyttelse af warrants tildelt i august 2002 og august 2004**

Formanden henviste til bestyrelsens beslutninger af hhv. 29. august 2002, 28. november 2002 og 20. august 2004, hvor bestyrelsen havde besluttet at tildele medarbejderne tegningsoptioner. Formanden henviste endvidere til §§ 3.C og 3.G i Selskabets vedtægter.

**List of Documents:**

The following documents had been made available to the directors before the discussions:

1. Minutes from the board meeting of 29 August 2002,
2. Minutes from the board meeting of 28 November 2002,
3. Minutes for the board meeting of 20 August 2004,
4. Plan for Stock Option Program (Share Options 2002),
5. Plan for Stock Option Program (Share Options 2004),
6. Form agreement on the grant of options,
7. Subscription list (Notice of Exercises)
8. List of employees who had duly exercised warrants in the Exercise Period 11 May through 1 June 2006.

**Re 1 Formalities**

**RULED** by the Chairman that the Board of Directors was quorate and accordingly that the Board of Directors could lawfully transact the business contained in the agenda.

**Re 2 Capital increase following exercise of warrants granted in August 2002 and August 2004**

The Chairman referred to the Board of Directors' decisions of 29 August 2002, 28 November 2002, and 20 August 2004 respectively with related documentation, according to which the Board of Directors had granted the employees warrants. Further the Chairman referred to sections 3.C and 3.G in the

Articles of Association.

Formanden oplyste, at nærværende Udnyttelsesperiode fremkom i perioden 12. maj 2006 til 1. juni 2006, og at Selskabet havde modtaget korrekt underskrevne tegningslister fra flere medarbejdere sammen med indbetaling af tegningskursen beløbende sig til i alt DKK 1.215 aktier hver med pålydende på DKK 2 til kurs 3.692.

The Chairman stated that this Exercise Period occurred during the period 12 May 2006 through 1 June 2006 and that the Company had received duly executed subscription lists from a number of employees together with payment of the subscription price, amounting to a total of 1,215 shares each in the nominal amount of DKK 2 at a price of 3,692.

Formanden henviste til bemyndigelsen vedtaget på ordinær generalforsamling den 28. november 2002, hvormed bestyrelsen er bemyndiget til at forhøje Selskabets aktiekapital ved udnyttelse af tegningsretter uden fortegningsret. Formanden henviste til bestyrelsesbeslutningerne af 29. august 2002 og 20. august 2004, som indeholdt vilkårene for tegning af kapitalforhøjelserne.

The Chairman referred to the authorisation adopted at the Annual General Meeting 28 November 2002 according to which the Board of Directors is authorised to increase the Company's share capital without conferring pre-emption rights upon the existing shareholders upon the exercise of warrants. The Chairman referred to the Board Resolution dated 29 August 2002 and 20 August 2004 outlining the conditions for the subscription to the share capital.

På denne baggrund foreslog formanden, at Selskabets aktiekapital forhøjes fra DKK 78.321.090 med i alt DKK 2.430 til DKK 78.323.520.

On this basis, the Chairman suggested to increase the share capital from DKK 78,321,090 by DKK 2,430 to DKK 78,323,520.

Punktet blev drøftet.

The issue was discussed.

Bestyrelsen besluttede at forhøje aktiekapitalen med DKK 2.430.

**RESOLVED** to pass a resolution to increase the share capital by DKK 2,430.

Bestyrelsen besluttede desuden at bemyndige Vibeke Holst-Andersen til at ændre Selskabets vedtægter, således at kapitalforhøjelsen fremgår heraf, samt anmelde kapitalforhøjelsen til Erhvervs- og Selskabsstyrelsen.

**RESOLVED FURTHER** to authorise Vibeke Holst-Andersen to amend the Articles of Association reflecting the capital increase including filing of the capital increase with the Danish Commerce and Companies Agency.

*****

**I bestyrelsen/Board of Directors**

| | | |
|---|---|---|
| Sonnich Fryland | | Terje Kalland |
| Viggo Harboe | Kurt Anker Nielsen | Steven P. Novak |
| Jesper Lohse | Joel Weisenberger | Camilla Schmidt |

**VEDTÆGTER**
**FOR**

**Dako A/S**
(CVR-nr. 26 51 99 50)
("Selskabet")
--oo0oo--

**ARTICLES OF ASSOCIATION**
**OF**

**Dako A/S**
(CVR No. 26 51 99 50)
("the Company")
--oo0oo--

**§ 1. Selskabets navn og hjemsted**

***1.1 Navn***

Selskabets navn er Dako A/S. Selskabet driver tillige virksomhed under binavnet DakoCytomation A/S (Dako A/S).

**1.2 Hjemsted**

Selskabets hjemsted er Glostrup kommune.

**§ 2. Selskabets formål**

Selskabets formål er fabrikation, handel og investeringsvirksomhed samt, direkte eller indirekte, at drive anden virksomhed, der efter bestyrelsens skøn er forbundet dermed.

**§ 3. Selskabets kapital**

***3.1 Aktiekapitalens størrelse***

Selskabets aktiekapital er kr. 78.323.520,00.

**3.2 En aktieklasse**

Aktiekapitalen er ikke opdelt i aktieklasser.

**§ 1. Name and Registered Office**

***1.1 Name***

The Company's name is Dako A/S. The company also conducts business under the ancillary name of DakoCytomation A/S (Dako A/S).

**1.2 Registered Office**

The Company's registered office is situated in the municipality of Glostrup.

**§ 2. Object**

The object of the Company is to engage in production, commercial trading and investment, and directly or indirectly, engage in any other activities which, in the opinion of the Board of Directors, are related thereto.

**§ 3. Share Capital**

***3.1 Amount***

The share capital of the Company is DKK 78,323,520.00.

**3.2 One Class of Shares**

The share capital is not divided into different classes of shares.

### § 3.A.1 *Bemyndigelse til at udvide aktiekapitalen*

(1) Som led i Selskabets erhvervelse af virksomheder er bestyrelsen i perioden indtil 13. maj 2009 bemyndiget til at udvide Selskabets aktiekapital for derved at kunne erlægge vederlag helt eller delvis i aktier, ligesom bestyrelsen under samme forudsætning kan udstede konvertible obligationer som nærmere beskrevet i § 3.A.2. Det maksimale nominelle beløb, for hvilket nye aktier og/eller konvertible obligationer kan udstedes, andrager samlet kr. 32.361.256.

(2) Bemyndigelsen i henhold til § 3.A.1(1) kan udnyttes ad en eller flere gange og efter bestyrelsens nærmere bestemmelse med hensyn til tid og vilkår. Forhøjelsen i henhold til 3.A.1(1) kan efter bestyrelsens nærmere beslutning ske ved indbetaling i andre værdier end kontanter og uden fortegningsret for Selskabets hidtidige aktionærer.

### 3.A.2 *Bemyndigelse til at udstede konvertible obligationer*

Bestyrelsen er på de i § 3.A.1 anførte vilkår bemyndiget til at optage lån ad en eller flere gange efter bestyrelsens nærmere bestemmelse mod udstedelse af konvertible obligationer omfattende et nominelt lånebeløb på op til halvdelen af Selskabets aktiekapital på det tidspunkt, hvor beslutningen træffes, dog således at der i henhold til denne bemyndigelse højst kan udstedes konvertible obligationer for et samlet nominelt beløb på indenfor den i § 3.A.1 anførte samlede ramme på nominelt kr.

### § 3.A.1 *Authorisation to Increase the Share Capital*

(1) For purposes of the Company's acquisition of businesses, the Board of Directors has been authorised until 13 May 2009 to increase the Company's share capital in order to be able to make contributions, in whole or in part, in shares. Also, the Board of Directors is authorised fir the same purposes to issue convertible corporate bonds as set out in article 3.A.2. The maximum nominal amount of new shares and/or convertible corporate bonds which can be issued shall be a total of DKK 32,361,256.

(2) The authority set out in article 3.A.1(1) may be exercised on one or several occasions at such times and on such terms as the Board of Directors may decide. Any increase in pursuance of article 3.A.1(1) may, at the Board of Directors' discretion, be effected by contribution in kind instead of cash payment without conferring any pre-emption rights on the Company's existing shareholders.

### § 3.A.2 *Authorisation to Issue Convertible Corporate Bonds*

Further to the terms and conditions set out in article 3.A.1, the Board of Directors has been authorised to raise loans on one or several occasions, as the Board of Directors may decide, against the issue of convertible corporate bonds of a nominal loan amount of up to half the Company's share capital at the time of such resolution. However, issue of convertible corporate bonds under this authority shall not exceed a total nominal amount within the aggregate frame set out in article 3.A.1 of DKK

32.361.256. Udstedelse af konvertible obligationer kan gennemføres til markedskurs uden fortegningsret for de hidtidige aktionærer, dog således at konverteringskursen for de konvertible obligationer ikke må være lavere end markedsværdien af Selskabets aktier på tidspunktet for de konvertible obligationers udstedelse (bortset fra eventuelle justeringer af konverteringskursen som følge af begivenheder, der måtte indtræde efter udstedelsen af de konvertible obligationer på grund af udvandende aktieemissioner, fusioner, sammenlægninger, spaltninger, aktieopdelinger og andre lignende ændringer i Selskabets kapitalstruktur, alt som der måtte blive bestemt i henhold til de konvertible obligationers vilkår og betingelser). Bestyrelsen er samtidig bemyndiget – og forpligtet – til i perioden indtil 13. maj 2009 at forhøje Selskabets aktiekapital af en eller flere gange i forbindelse med konvertering til aktier af de konvertible obligationer, der måtte blive udstedt i medfør af ovenstående bemyndigelse indenfor den i § 3.A.1 anførte samlede ramme på nominelt kr. 32.361.256. Såfremt der sker en reduktion af konverteringskursen som følge af betingelserne for de konvertible obligationer, forhøjes kapitalforhøjelsesbemyndigelsen med det yderligere aktiebeløb, som er nødvendigt som følge af reduktionen af konverteringskursen. Kapitalforhøjelsen kan gennemføres uden fortegningsret for Selskabets hidtidige aktionærer. Vilkår for tegning og optagelse af lån (herunder eventuel sikkerhedsstillelse for disse), obligationerne og disses udstedelse fastsættes af bestyrelsen, idet bestyrelsesbeslutningen herom optages i vedtægterne.

32,361,256. The issue of convertible corporate bonds may be carried out at market price without granting pre-emption rights to the existing shareholders; provided, however, that the conversion price of such convertible corporate bonds shall not be lower than the fair market value of the Company's shares at the time of the convertible corporate bonds issue (except as to any adjustment in the conversion price resulting from events that may occur subsequent to such issue by reason of dilutive issues of shares, mergers, consolidations, divisions, share splits and other similar changes in the Company's capital structure, all as may be provided for in accordance with the terms and provisions of the convertible corporate bonds). Further, in the period until 13 May 2009, the Board of Directors is authorised – and under an obligation - to increase the Company's share capital on one or several occasions within the frame set out in article 3.A.1 with up to an aggregate nominal amount of DKK 32,361,256 in connection with the conversion into shares of such convertible corporate bonds as may be issued in pursuance of the above authority. In the event of a reduction of the conversion price by reason of the terms applicable to the convertible corporate bonds, the authority to increase the capital shall be augmented by such additional share amount as is necessary because of the reduction of the conversion price. The capital increase may be effected without granting pre-emption rights to the existing shareholders. Terms and conditions for subscription and raising of loans (including the provision of any security therefore), the corporate bonds and the issue thereof shall be determined by the Board of Directors, and the Board of Directors' resolution to this effect shall be incorporated into these Articles.

**§ 3.A.3 *Bemyndigelse til at udstede tegningsoptioner (warrants)***

Bestyrelsen er på de i § 3.A.1 anførte vilkår bemyndiget til at udstede tegningsoptioner ad en eller flere gange efter bestyrelsens nærmere bestemmelse omfattende et nominelt beløb på op til halvdelen af Selskabets aktiekapital på det tidspunkt, hvor beslutningen træffes, dog således at der i henhold til denne bemyndigelse højst kan udstedes tegningsoptioner for et samlet nominelt beløb indenfor den i § 3.A.1 anførte samlede ramme på nominelt kr. 32.361.256. Udstedelse af tegningsoptioner kan ske på markedsvilkår uden fortegningsret for de hidtidige aktionærer, dog således at tildelingskursen og udnyttelseskursen for tegningsoptionerne tilsammen ikke må være lavere end markedsværdien af Selskabets aktier på tidspunktet for tegningsoptionernes udstedelse (bortset fra eventuelle justeringer af udnyttelseskursen som følge af begivenheder, der måtte indtræde efter udstedelsen af tegningsoptionerne på grund af udvandende aktieemissioner, fusioner, sammenlægninger, spaltninger, aktieopdelinger og andre lignende ændringer i Selskabets kapitalstruktur, alt som der måtte blive bestemt i henhold til tegningsoptionernes vilkår og betingelser). Bestyrelsen er samtidig bemyndiget – og forpligtet – til i perioden indtil 13. maj 2009 at forhøje Selskabets aktiekapital af en eller flere gange i forbindelse med udnyttelse af de udstedte tegningsoptioner, der måtte blive udstedt i medfør af ovenstående bemyndigelse indenfor den i § 3.A.1 anførte samlede ramme på nominelt kr. 32.361.256. Såfremt der sker en reduktion af tildelingskursen som følge af betingelserne for tegningsoptionerne, forhøjes kapitalforhøjelsesbemyndigelsen med det yderligere aktie-

**§ 3.A.3 *Authorisation to Issue Warrants***

Further to the terms and conditions set out in article 3.A.1 above, the Board of Directors has been authorised to issue warrants on one or several occasions, as the Board of Directors shall may decide, of a nominal amount of up to half the Company's share capital at the time of such decision. However, issue of warrants under this authority shall not exceed a total nominal amount within the aggregate frame set out in article 3.A.1 of DKK 32,361,256. The issue of warrants may be carried out on market conditions without granting pre-emption rights to the existing shareholders; provided, however, that the issue price and exercise price of such warrants shall not combined be lower than the fair market value of the Company's shares at the time of the warrant issue (except as to any adjustment in the exercise price resulting from events that may occur subsequent to such issue by reason of dilutive issues of shares, mergers, consolidations, divisions, share splits and other similar changes in the Company's capital structure, all as may be provided for in accordance with the terms and provisions of the warrants). Further, in the period until 13 May 2009, the Board of Directors is authorised – and under an obligation – to increase the Company's share capital on one or several occasions within the frame set out in article 3.A.1 with up to an aggregate nominal amount of DKK 32,361,256 in connection with the exercise of such warrants as may be issued in pursuance of the above authority. In the event of a reduction of the exercise price by reason of the terms applicable to the warrants, the authority to increase the capital shall be augmented by such additional share amount as is

beløb, som er nødvendigt som følge af reduktionen af tildelingskursen. Kapitalforhøjelsen kan gennemføres uden fortegningsret for Selskabets hidtidige aktionærer. De nærmere vilkår for tegningsoptionerne og disses udstedelse fastsættes af bestyrelsen, idet bestyrelsesbeslutningen herom optages i vedtægterne.

necessary because of the reduction of the exercise price. The capital increase may be effected without granting pre-emption rights to the existing shareholders. The specific terms and conditions for the warrants and the issue thereof shall be resolved by the Board of Directors, and the Board of Directors' resolution to this effect shall be incorporated into these Articles.

*§ 3.A.4* ***Aktiestatus***

For kapitaludvidelser i medfør af nærværende § 3.A gælder, at de nye aktier skal have samme rettigheder som de eksisterende aktier. Aktierne skal være omsætningspapirer, lyde på navn og noteres på navn i Selskabets aktiebog og i øvrigt være undergivet de samme bestemmelser, som gælder for ældre aktier. De nye aktier skal give ret til udbytte fra det tidspunkt, bestyrelsen bestemmer, dog senest fra det regnskabsår, der følger efter vedtagelsen af kapitalforhøjelsen, respektive tegning af aktier.

*§ 3.A.4* ***Share Status***

New shares issues in connection with capital increases pursuant to this article 3.A, the new shares shall have the same rights as the existing shares. The shares shall be negotiable instruments, shall be issued in the holder's name, and shall be subject to the same provisions as those applying to the existing shares. Holders of the new shares shall be entitled to dividends as from such time as the Board of Directors shall determine, although not later than for the accounting year following the adoption of the capital increase or, as the case may be, the subscription for shares in exchange for warrants.

*§ 3.B.1* ***Forhøjelse af aktiekapitalen og udstedelse af tegningsoptioner (warrants)***

Bestyrelsen er i perioden indtil 19. marts 2010 bemyndiget til at udstede tegningsoptioner til medarbejderne i Selskabet og dets datterselskaber samt til at foretage forhøjelse af Selskabets aktiekapital med indtil nominelt DKK 6.132.000 uden fortegningsret for de hidtidige aktionærer.

*§ 3.B.1* ***Increase of the Share Capital and Issue of Warrants***

In the period until 19 March 2010 the Board of Directors shall be authorised to issue warrants to employees of the Company and its subsidiaries as well as to increase the Company's share capital with up to a nominal amount of DKK 6,132,000 without conferring pre-emption rights upon the existing shareholders.

*§ 3.B.2* ***Begrænsninger i bemyndigelsen***

Bemyndigelsen er underkastet følgen-

*§ 3.B.2* ***Limitations to the Authorisations***

The authorisation is subject to the fol-

de begrænsninger:

lowing limitations:

(1) Udnyttelseskursen skal udgøre mindst 85 % af markedskursen (og kan overstige denne) på tidspunktet, hvor aftale om tildeling indgås med medarbejderen. Markedskursen beregnes som minimum på grundlag af Selskabets regnskabsmæssige indre værdi i henhold til årsrapporten for det sidst forløbne regnskabsår med tillæg af Selskabets resultat for perioden fra det igangværende regnskabsårs start og til og med det senest udløbne kvartal. Den således opgjorte indre værdi skal tillægges goodwill, der værdiansættes som minimum på grundlag af de danske skattemyndigheders til enhver tid gældende beregningsmodel for goodwill.

(1) The exercise price shall correspond to at least 85% of the fair market value (and may exceed the fair market value) at the time when an agreement of successive grant is entered into with the employee. The fair market value shall be assessed as a minimum on the basis of the book value of the Company as shown in the annual report for the most recent accounting year plus the Company's profits for the period from the beginning of the current accounting year and until and including the most recently expired quarter. Goodwill shall be added to the Company's book value as a minimum on the basis of the calculation model used for goodwill by the Danish tax authorities from time to time.

(2) Udnyttelse af tegningsoptioner skal ske inden for 21 dage efter de seks førstkommende ordinære generalforsamlinger, der afholdes i året efter den første tildeling. Såfremt Selskabet børsnoteres regnes 21-dages perioderne fra offentliggørelse af årsrapport og halvårsregnskab.

(2) The warrants granted shall be exercised within a period of 21 days subsequent to each of the six next annual general meetings to be held in the years after the initial grant. In case of a listing of the Company, the 21-day periods shall commence after the publication of the annual report and the interim financial statement.

*§ 3.B.3* ***Aktiestatus***

For kapitaludvidelser i medfør af nærværende § 3.B gælder, at de nye aktier skal have samme rettigheder som de eksisterende aktier. Aktierne skal være omsætningspapirer, lyde på navn og noteres på navn i Selskabets aktiebog og i øvrigt være undergivet de samme bestemmelser, som gælder for ældre aktier. De nye aktier skal give ret til udbytte fra det tidspunkt, bestyrelsen bestemmer, dog senest fra det regnskabsår der følger efter vedtagelsen af kapitalforhøjelsen, respektive tegning af aktier.

*§ 3.B.3* ***Share Status***

New shares issued in connection with capital increases pursuant to this article 3.B shall carry the same rights as the existing shares. The shares shall be negotiable instruments, shall be issued in the holder's name, and shall be subject to the same provisions as those applying to the existing shares. Holders of the new shares shall be entitled to dividends as from such time as the Board of Directors shall determine, although not later than for the accounting year following the adoption of the capital increase or, as the case may be, the

subscription for shares in exchange for warrants.

§ 3.B.4 *Ændringer i vedtægter*

Bestyrelsen er bemyndiget til at foretage de vedtægtsændringer, der er nødvendige i forbindelse med udnyttelsen af ovenstående bemyndigelser og kapitaludvidelserne.

§ 3.B.4 ***Amendments to the Articles of Association***

The Board shall be authorised to undertake such amendments to these Articles of Association as are required in connection with the above authorisations and the capital increases.

§ 3.C **Tegningsoptioner (warrants) til medarbejderne udstedt i henhold til § 3.B den 29. august 2002 (2002-program)**

§ 3.C **Warrants Issued to Employees Pursuant to Article 3.B on 29 August 2002 (2002 program)**

§ 3.C.1 ***Antal og betaling***

Selskabets bestyrelse har i august 2002 i henhold til bemyndigelse givet i maj 2002 vederlagsfrit tildelt visse medarbejdere ("Medarbejderen") 1.374.594 tegningsoptioner.

§ 3.C.1 ***Quantity and Consideration***

Under the authority granted in May 2002 the Board of Directors has granted 1,374,594 warrants free of charge to certain employees (the "Employee").

§ 3.C.2 ***Udnyttelseskurs***

Hver tegningsoption berettiger Medarbejderen til at tegne nom. kr. 2 aktier i Selskabet mod betaling af kr. 73,83 for hver aktie af kr. 2.

§ 3.C.2 ***Exercise Price***

Each warrant entitles the Employee to subscribe for shares in the nominal amount of DKK 2 in the Company at a price of DKK 73.83 per share of DKK 2.

§ 3.C.3 ***Udnyttelse***

Udnyttelse af tegningsoptionerne kan kun ske i portioner á mindst 25 og inden for den i Aftalen definerede Udnyttelsesperiode. Udnyttelse af tegningsoptionerne skal tillige være i overensstemmelse med de love og regler, der er gældende for tegningsoptionerne, og tegningsoptionerne må ikke udnyttes, hvis Selskabet beslutter, at udnyttelsen udgør en overtrædelse af gældende love og regler.

§ 3.C.3 ***Exercise***

The warrants shall only be exercisable in portions of at least 25 warrants and any exercise shall take place within the Exercise Period, which is defined in the Agreement. The exercise of the warrants shall also comply with other laws and regulations applicable to the warrants, and the warrants shall not be exercised if the Company determines that the exercise would be a violation of applicable laws and regulations.

§ 3.C.4 ***Fremgangsmåde ved udnyttelse***

§ 3.C.4 ***Procedure of Exercise***

Tegningsoptionerne udnyttes ved, at Medarbejderen inden for Udnyttelsesperioden til Selskabet indsender skriftlig meddelelse (tegningsliste) med angivelse af det antal tegningsoptioner, der ønskes udnyttet, og bilagt det beløb (inkl. eventuel kildeskat), som skal betales i forbindelse med tegningen af aktierne på grundlag af tegningsoptionerne.

The Employee shall exercise the warrants by written notice (execution page from subscription list) within the Exercise Period to the Company, indicating the number of warrants which will be exercised and accompanied by the amount payable (including any withholding taxes) in connection with the subscription for the shares on the basis of the warrants.

**§ 3.C.5** ***Kapitalforhøjelse***

Ved modtagelse af den skriftlige meddelelse (relevante side i tegningslisten) og betaling som anført i § 3.C.4 samt Medarbejderens betaling af aktieomsætnings- eller kildeskat, er Selskabet forpligtet til at foranledige den fornødne aktieudvidelse gennemført senest 60 dage efter udløbet af det regnskabsår, hvor der blev givet behørig meddelelse. Aktiebreve eller dokumentation for, at Medarbejderen er behørigt registreret som aktionær udleveres snarest muligt efter, at kapitalforhøjelsen er registreret i Erhvervs- og Selskabsstyrelsen.

**§ 3.C.5** ***Capital Increase***

Upon receipt of the written notice (execution page from subscription list) and the payment set out in article 3.C.4 and the payment by the Employee of any transfer or withholding taxes, the Company shall arrange for the necessary implementation of the capital increase no later than 60 days after the expiry of the accounting reference period in which duly notice was submitted. Share certificates or evidence that the Employee has been duly recorded as shareholder shall be surrendered as soon as possible after the registration of the capital increase with the Danish Commerce and Companies Agency.

**§ 3.C.6** ***Bortfald***

Tegningsoptionerne bortfalder, hvis Medarbejderen væsentligt misligholder sin ansættelsesaftale.

Ikke-udnyttede tegningsoptionerne bortfalder endvidere i det omfang, at meddelelse om udnyttelse ikke er kommet behørigt frem til Selskabet senest på Udløbsdatoen. Denne warrantordning og eventuelle ikke-udnyttede tegningsoptioner, der tildeles i henhold til denne warrantordning, bortfalder således på den i Aftalen definerede Udløbsdato.

Ved Medarbejderens fratræden eller

**§ 3.C.6** ***Expiration***

The warrants shall be forfeited in the event of the Employee's material breach of his contract of employment.

Unexercised warrants shall expire if the notice of exercise has not been duly received by the Company on or before the Date of Expiry. Thus, this warrant plan and any unexercised warrants granted hereunder expire on the Date of Expiry as defined in the Agreement.

In case of the Employee's resignation

død gælder der køberettigheder, jf. § 3.C.8.

or death, call options apply, cf. article 3.C.8.

**§ 3.C.7 *Ændringer i vilkårene***

**§ 3.C.7 *Amendment of the Terms and Conditions***

(1) Hvis Medarbejderen ønsker at udnytte sine tegningsoptioner efter

(1) Where the Employee wishes to exercise his warrants after

(i) at der er sket en forhøjelse af Selskabets aktiekapital med fortegningsret for de eksisterende aktionærer til at tegne aktier til en lavere kurs end markedskursen,

(i) the share capital of the Company has been increased, the existing shareholders have pre-emption rights to subscribe for the new shares at a price which is lower than the market price;

(ii) at Selskabet har udstedt konvertible obligationer eller andre konvertible lån, tegningsoptioner (bortset fra de tegningsoptioner, der er omfattet af denne warrantordning eller eventuelle efterfølgende incitamentsordninger), og udstedelsen er sket med fortrinsret for de eksisterende aktionærer til en lavere kurs end markedskursen,

(ii) the Company has issued convertible bonds or other convertible loans, warrants (except for the warrants comprised by this plan or any other subsequent employee incentive programme), and the existing shareholders have pre-emption rights to subscribe for the new shares at a price which is lower than the market price;

(iii) at der er foretaget en fondsaktieemission (aktieudbytte),

(iii) bonus shares (stock dividend) have been issued;

(iv) at der er sket en nedsættelse af Selskabets aktiekapital, hvorved de eksisterende aktionærer har modtaget en udlodning fra Selskabet, der overstiger markedskursen, eller

(iv) a reduction in the share whereby the existing shareholders have received a dividend from the Company exceeding the market price; or

(v) at der er udbetalt udbytte pr. regnskabsår på mere end 25 % af aktiekapitalen,

(v) distribution of a dividend of more than 25 per cent of the share capital per accounting year;

skal den i Aftalen fastsatte Udnyttelseskurs og/eller aktieantal reguleres, således at Medarbejderen modtager en rimelig kompensation for den reduktion i tegningsoptionernes værdi, som den pågældende begivenhed måtte have medført. Kompensationen fastsættes endeligt af en revisor, der er udpeget af Selskabet.

the Exercise Price and/or the number of shares stated in the Agreement shall be adjusted to the effect that the Employee receives a fair compensation for the decrease in the value of the warrants caused by the event in question. An independent auditor appointed by the Company shall finally determine the compensation.

(2) Hvis en eller flere af tegningsoptionerne udnyttes efter eller i forbindelse med

(i) en fusion eller fission (spaltning) af Selskabet,

(ii) Selskabets likvidation eller

(iii) andre tilsvarende ændringer i Selskabets kapitalstruktur,

er Medarbejderen berettiget til at modtage aktier i Selskabet til en ændret kurs (eller ved justering af det tildelte antal aktier) eller i andre selskaber eller på anden måde tillægges aktiver eller kontanter, således at Medarbejderen modtager kompensation herfor. Kompensationen fastsættes endeligt af en revisor, der udpeges af Selskabet.

(2) Where one or more warrants are exercised subsequent to or in connection with

(i) a merger or de-merger (division) of the Company;

(ii) the liquidation of the Company;

(iii) the occurrence of other similar changes in the capital structure of the Company;

the Employee shall be entitled to receive shares in the Company at a new price (or by adjustment of the number of shares granted) or in other companies, or in some other way be granted assets or cash in such a way that the Employee is compensated. An independent auditor appointed by the Company shall finally determine the compensation.

### *§ 3.C.8 Overdragelse og pantsætning*

(1) Tegningsoptionerne kan ikke overdrages eller gøres til genstand for pantsætning eller udlæg, medmindre andet fremgår af nedenfor.

(2) Ved Medarbejderens fratræden (uanset årsag) forud for en eventuel børsnotering og for så vidt tegningsoptionerne ikke er bortfaldet i henhold til § 3.C.6, skal Medarbejderen tilbyde de tildelte tegningsoptioner til Selskabet eller en af Selskabet udpeget tredjemand til en kurs, der beregnes som forskellen mellem Udnyttelseskursen og aktiekursen beregnet på grundlag af Selskabets regnskabsmæssige indre værdi i henhold til årsrapporten for det seneste regnskabsår med tillæg af Selskabets overskud for perioden fra det igangværende regnskabsårs begyndelse og til og med det i forhold til den begivenhed, der har udløst tilbudspligten, senest udløbne kvartal. Den således opgjorte in-

### *§ 3.C.8 Transfer and Pledging*

(1) The warrants cannot be transferred, pledged or taken in execution, save as provided for below.

(2) In case of the Employee's resignation or termination of employment (for whatever reason) prior to any listing and provided that the warrants have not expired pursuant to article 3.C.6 above, warrants vested shall be offered by the Employee to the Company or any person designated by the Company at a price calculated as the difference between the Exercise Price and the price of the shares calculated on the basis of the book value of the Company as shown in the annual report for the most recent accounting year plus the Company's profits from the beginning of the current accounting year and until and including the most recently expired quarter in which the event that triggered

dre værdi skal tillægges goodwill, der værdiansættes endeligt af en af Selskabet udpeget uafhængig revisor på grundlag af skattemyndighedernes til enhver tid gældende beregningsmodel for goodwill. Hvis den således opgjorte værdi er nul eller negativ, sker overdragelse vederlagsfrit.

the obligation to offer the shares for sale occurred. Goodwill shall be added to the Company's book value and shall be finally appraised by the Company's auditor on the basis of the calculation model used for goodwill by the tax authorities from time to time. In case the calculated value is zero or negative, the transfer shall be made free of charge.

(3) Ved overdragelse af mindst 50% af Selskabets aktier til tredjemand har Selskabet eller en af Selskabet anvist køber ret (men ikke pligt) til at erhverve tegningsoptionerne fra Medarbejderen (uanset om denne måtte være fratrådt) eller kræve udnyttelse af tildelte tegningsoptioner (i så fald kan udnyttelse ske uden for Udnyttelsesperioden). Tegningsoptionskursen skal svare til den kurs, som tredjemand skal betale for de pågældende aktier med fradrag af den i Aftalen fastsatte Udnyttelseskurs. Hvis aktierne erhverves efter påkrav om Medarbejderens udnyttelse, skal aktiekursen svare til den kurs, som tredjemand skal betale for de pågældende aktier.

(3) In the event of a transfer of at least 50% of the Company's shares to a third party, the Company or any buyer designated by the Company shall be entitled (but not obliged) to acquire the warrants from the Employee (whether or not he/she has resigned) or require the exercise of the warrants vested (in such case exercise can take place outside any Exercise Period). The price for the warrant shall correspond to the price payable by any third party for the shares in question less the Exercise Price stated in the Agreement. If the shares are acquired subsequent to the requested exercise by the Employee, the price for the shares shall correspond to the price payable by any third party for the shares in question.

**§ 3.C.9 Særlige bestemmelser for medarbejdere omfattet af dansk ansættelseslovgivning**

§ 3.C.8, stk. 2 er ikke gældende.

**§ 3.C.9. Special Applying Only for Employees Subject to Danish Employment Law**

Article 3.C.8(2) does not apply.

***§ 3.C.10 Fuldstændigt warrantprogram 2002***

Ovenstående vilkår gengiver hovedtrækkene i den mellem Selskabet og Medarbejderen indgåede Aftale om successiv tildeling af tegningsoptioner med dertil hørende Plan for warrantordning (tegningsoptioner) 2002.

***§ 3.C.10 Complete Warrant Program 2002***

The above terms reflect the principal features of the Agreement between the Company and the Employee on the successive grant of warrants together with the plan for the Warrant Program 2002.

**§ 3.D Tegningsoptioner udstedt i henhold til § 3.A.3 den 30. august 2002. (Cytologix tegningsoptioner)**

**§ 3.D Warrants Issued Pursuant to Article 3.A.3 on 30 August 2002. (Cytologix warrant)**

| | | | |
|---|---|---|---|
| *§ 3.D.1* | ***Udstedelse af tegningsoptioner*** | *§ 3.D.1* | ***Issuance of Warrants*** |
| | I henhold til den i § 3.A.1 indeholdte bemyndigelse til bestyrelsen har denne den 30. august 2002 besluttet at udstede 775.973 tegningsoptioner, der hver giver ret til at tegne én aktie à DKK 2. Bestyrelsen har tillige vedtaget den tilsvarende forhøjelse af Selskabets aktiekapitel til gennemførelse i det omfang og på det tidspunkt, det måtte være relevant. | | Under the authority in article 3.A.1 hereof, the Board of Directors resolved on 30 August 2002 to issue 775,973 warrants each conferring a right to subscribe for one share of DKK 2. The Board of Directors also adopted the corresponding increase of the Company's share capital to be effected as and when relevant. |
| *§ 3.D.2* | ***Vilkår for udstedelsen*** | *§ 3.D.2* | ***Terms and Conditions of the Issuance*** |
| | Tegningsoptionerne udstedes følgende vilkår: | | The warrants shall be issued on the following terms and conditions: |
| (a) | Tegningsoptionerne udstedes uden fortegningsret for Selskabets aktionærer; | (a) | the warrants shall be issued without granting pre-emptiion rights to the Company's shareholders; |
| (b) | Tegningsoptionerne tildeles som en del af vederlaget for Selskabets køb af en virksomhed i henhold til en købsaftale dateret 19. august 2002 ("Købsaftalen"); | (b) | the warrants shall be granted as part of the consideration for the Company's acquisition of a business pursuant to a purchase agreement dated 19 August 2002 (the "Purchase Agreement"); |
| (c) | Tegningsoptionerne skal tegnes senest den 18. august 2003 på separate tegningslister; | (c) | the warrants shall be subscribed no later than 18 August 2003 on separate subscription lists; |
| (d) | Tegningsoptionerne skal ydes i tre særskilte puljer på henholdsvis 310.389, 232.792 and 232.792 tegningsoptioner, der hver kan udnyttes ved visse begivenheders indtræden som nærmere aftalt med tegningsoptions-indehaveren. | (d) | the warrants shall be granted in three separate lots, each comprising 310,389, 232,792 and 232,792 warrants, respectively, each of which lot may be exercised upon the occurrence of certain events as further agreed with the warrant holder. |
| | For hver pulje af tegningsoptioner gælder det, at udnyttelse skal ske på ét bestemt tidspunkt, senest ved midnat, Boston-tid, på den 60. dag efter indtrædelsen af den for den pågældende | | As regards each lot of warrants, exercise shall take place on one occasion no later than midnight, Boston time, on the 60th day after the occurrence of the agreed exercise event for each lot, after |

pulje aftalte udnyttelsesbegivenhed, efter hvilket tidspunkt den pågældende pulje bortfalder såfremt tegning ikke er sket. Derudover bortfalder tegningsoptionerne automatisk senest den 20. oktober 2009, men kan dog bortfalde tidligere som aftalt med tegningsoptionsindehaver.

which time such lot of warrants shall expire if not exercised. In addition, the warrants shall expire automatically no later than 20 October 2009, but may expire automatically earlier as agreed with the warrant holder.

Selskabet skal være berettiget til at suspendere de ovenfor nævnte udnyttelsesperioder i op til tre måneder i tilfælde af, at bestyrelsen beslutter at ansøge om notering af Selskabets aktier på en dansk eller en udenlandsk fondsbørs og de(n) for børsnoteringen ansvarlige bank(er) anbefaler Selskabet at træffe en sådan forholdsregel; og

The Company shall be entitled to lock up the exercise windows mentioned above for a period of up to three months in the event the Board of Directors of the Company decides to apply for listing of the Company's shares on a Danish or foreign stock exchange and the bank(s) responsible for the listing recommend(s) that the Company make such precaution; and

(e) Der skal ikke finde betaling sted til Selskabet ved udnyttelsen af tegningsoptionerne, eftersom disse udstedes som en del af vederlaget for købet af en virksomhed fra tegningsoptionsindehaveren på markedsvilkår.

(e) no payment shall be made to the Company on exercise of the warrants, since the warrants will be issued as part of the consideration for the purchase of a business from the warrant holder on market terms.

*§ 3.D.3 Ændringer i kapitalstruktur*

*§ 3.D.3 Changes in Capital Structure*

1) **Forhøjelse af aktiekapital og udstedelse af obligationer og tegningsoptioner**

1) **Share Capital Increase and Issuance of Bonds and Warrants**

I tilfælde af en kapitalforhøjelse, der tegnes under markedsværdi, udstedelse af konvertible obligationer eller lignende instrumenter, der giver ret til tegning af aktier under markedsværdi, udstedelse af tegningsoptioner der giver ret til tegning af aktier under markedsværdi (bortset fra til Selskabets bestyrelsesmedlemmer, direktører eller medarbejdere, eller nuværende eller tidligere bestyrelsesmedlemmer, direktører, medarbejdere eller rådgivere i et eller flere datterselskaber) skal antallet af aktier, der kan tegnes ved udnyttelse af tegnings-optionerne, justeres, såle-

In case of a capital increase subscribed below market value, issuance of convertible bonds or similar instruments entitling to subscribe for shares below market value, issue of warrants entitling to subscribe for shares below market value (other than to the Company's directors, officers or employees or current or former directors, officers, employees or consultants of one or more of its subsidiaries), the number of shares which can be subscribed on exercise of the warrants shall be adjusted so that the warrant holder is not diluted when exercising the warrants.

des at tegningsoptionsindehaveren ikke udvandes ved udnyttelsen af tegningsoptionerne.

**2) Nedsættelse af aktiekapitalen**

(i) I tilfælde af, at Selskabets aktiekapital nedsættes til dækning af tab, jf. § 44 a i aktieselskabsloven, skal antallet af aktier, der kan tegnes ved udnyttelse af tegningsoptionerne, nedsættes til et tal, der afspejler den situation, hvor tegningsoptionsindehaveren havde udnyttet tegningsoptionerne umiddelbart før beslutningen om kapitalnedsættelse.

(ii) I tilfælde af, at Selskabets aktiekapital nedsættes ved udlodning til aktionærer til en pris pr. aktie, der ligger højere end markedsværdien, skal antallet af aktier, der kan tegnes ved udnyttelse af tegningsoptionerne, forhøjes, således at tegningsoptionsindehaverens stilling ikke ændres i denne situation.

**3) Opdeling, sammenlægning etc.**

Hvis Selskabet på et tidspunkt opdeler sine aktier i et større antal aktier, sammenlægger sine aktier til et mindre antal aktier, udsteder fondsaktier, fusionerer med en anden juridisk enhed og i den forbindelse bliver det fortsættende selskab, skal (i hvert af disse tilfælde) antallet af aktier, der kan tegnes ved udnyttelse af tegningsoptionerne, justeres forholdsmæssigt, således at antallet af aktier, der kan udstedes ved udnyttelse af tegningsoptionerne, forhøjes eller nedsættes, så det svarer til det antal aktier, som tegningsoptionsindehaveren ville have haft, hvis denne havde udnyttet tegningsoptionerne forud for sådan begivenheds indtræden og havde deltaget i sådan begivenhed som aktionær.

**2) Share Capital Decrease**

(i) In case the Company's share capital is decreased to cover losses, cf. Section 44 a in the Danish Companies Act, the number of shares which can be subscribed on exercise of the warrants shall be reduced (downwards) to reflect the situation where the warrant holder had exercised the warrants immediately before the capital decrease resolution.

(ii) In case the Company's share capital is decreased by way of a distribution to shareholders at a price per share higher than market value, then the number of shares which can be subscribed on exercise of the warrants shall be increased so that the warrant holder's position is neutral to such event.

**3) Subdivision, Combination, and etc.**

In case the Company shall at any time subdivide its shares into a greater number of shares, combine its shares into a smaller number of shares, issue bonus shares, merges with another entity and thereby becomes the surviving entity; then, in each case, the number shares which can be subscribed on exercise of the of warrants shall be proportionally adjusted so that the number of shares issuable upon exercise of the warrants shall be increased or decreased to equal the number of shares that would have been held by the warrant holder if the warrant holder had exercised the warrants prior to such event and had participated in such event as a holder of shares.

4) **Udbytte og tilbagekøb af aktier**

Hvis Selskabet i et givent år forud for udnyttelsen af tegningsoptionerne udlodder dividende på tilsammen mere end 20% af aktiekapitalen eller tilbagekøber aktier til en pris, der ligger mere end 10% over aktiernes markedsværdi, skal antallet af aktier, der kan tegnes ved udnyttelse af tegningsoptionerne, justeres for at kompensere for den udvanding, der ville ske som følge af ovennævnte handlinger, i det omfang udbytte eller tilbagekøb af aktier overstiger de ovennævnte grænser.

4) **Dividends and Share Buy Backs**

If the Company in any year prior to the exercise of the warrants distributes dividends of more than 20 % in total of the share capital or buys back shares at a price more than 10 % higher than the market value of the shares, then the number of shares which can be subscribed on exercise of the warrants shall be adjusted in order to compensate for the dilutive effects of the above actions to the extent that dividends or a buy-backs of shares exceed the above limitations.

5) **Omklassificeringer, etc.**

Hvis Selskabet på noget tidspunkt skulle omklassificere sine aktier eller deltage i en fusion, hvor det bliver det ophørende selskab, eller hvis Selskabet spaltes eller sælger alle eller næsten alle sine aktier til et andet selskab eller en anden enhed, skal der foretages lovmæssig og fornøden hensættelse, i henhold til hvilken tegningsoptionsindehaveren derefter - ved udnyttelse af sine tegningsoptioner - skal modtage sådanne aktier, værdipapirer eller andet, som tegningsoptionsindehaveren ville have modtaget, hvis tegningsoptions-indehaveren havde udnyttet sine tegningsoptioner forud for sådan en begivenheds indtræden og havde deltaget i begivenheden som aktionær.

5) **Reclassifications etc.**

In case the Company, at any time, reclassifies its shares or engages in a merger and thereby becomes the discontinuing entity, or is divided or sells all or substantially all of its assets to another corporation or entity, then lawful and adequate provision shall be made whereby thereafter the warrant holder shall receive upon exercise of the warrants, those shares securities or other items which the warrant holder would have received had the warrant holder exercised the warrants prior to such event and had participated in such event as a holder of shares.

6) **Opsamlingsbestemmelse**

Hvis Selskabet på noget tidspunkt foretager ændringer i aktiekapitalen, som påvirker samtlige aktier og som har indflydelse på tegningsoptionernes værdi, og som der ikke på anden måde er taget højde for i tegningsoptionerne, skal der foretages en rimelig justering af det antal aktier, som kan udstedes ved ud-

6) **Savings Clause**

In case the Company, at any time, makes any changes in the share capital that shall affect all the shares and does affect the value of the warrants and which is not otherwise provided for in the warrants, then a reasonable adjustment shall be made to the number of shares issuable upon exercise of the

nyttelse af tegningsoptionerne.

warrants.

## § 3.D.4 *Kapitalforhøjelse*

Bestyrelsen skal effektuere kapitalforhøjelse(r) i det omfang og på de(t) tidspunkt(er), tegningsoptionerne udnyttes. Følgende skal gælde i forbindelse med tegningen af aktier som følge af udnyttelse af tegningsoptionerne:

(i) Selskabets aktionærer skal ikke have ret til fortegning;

(ii) der skal ikke finde betaling sted til Selskabet, når aktierne tegnes, idet Selskabet har modtaget betaling ved udstedelsen af tegningsoptionerne svarende til en udnyttelseskurs på kr. 1.894,50 pr. aktiebeløb på DKK 100;

(iii) aktierne skal være omsætningspapirer udstedt gennem Værdipapircentralen;

(iv) aktierne skal udstedes på navn og noteres på navn i Selskabets aktiebog;

(v) aktierne skal ikke være underlagt nogen indløsningpligt;

(vi) der skal ikke gælde begrænsninger i aktiernes omsættelighed, bortset fra begrænsninger, der måtte følge af lovgivningen eller kontraktmæssige forhold;

(vii) ret til udbytte og andre rettigheder i Selskabet skal gælde fra tegningstidspunktet;

(viii) Selskabet skal bære alle omkostninger i forbindelse med udstedelsen af warranterne, hvilke skønnes at udgøre DKK 20.000;

## § 3.D.4 *Capital Increase*

The Board of Directors shall effect the capital increase(s) as and when the warrants are exercised. The following shall apply in connection with subscription for shares as a result of exercise of the warrants:

(i) the shareholders in the Company shall not be granted pre-emption rights;

(ii) no payment shall be made to the Company when the shares are subscribed since the Company has received consideration when issuing the warrants corresponding to an exercise price of DKK 1,894.50 per DKK 100 amount of shares;

(iii) the shares shall be negotiable instruments issued through the Danish VP Securities Services;

(iv) the shares shall be made out in the holder's name and shall be registered in the holder's name in the Company's share register;

(v) the shares shall not be subject to any duty of redemption;

(vi) no restriction shall apply to the shares with respect to negotiability other than restrictions that arise pursuant to law or contractual arrangements;

(vii) the right to receive dividend and other rights in the Company shall apply as from the time of subscription;

(viii) the Company shall bear all costs in connection with the issuance of the warrants, such costs are estimated at DKK 20,000;

(iv) tegningsoptionsindehaveren skal bære alle omkostninger i forbindelse med registrering af aktierne i Værdipapircentralen, hvilke skønnes at udgøre DKK 20.000.

(iv) the warrant holder shall bear all costs pertaining to the shares becoming registered with the VP Securities Services, which costs are estimated at DKK 20,000.

**§ 3.E Tegningsoptioner (Overtagelse af Cytomation tegningsoptioner)**

**§ 3.E Stock Options (Assumption of Cytomation warrants)**

***§ 3.E.1 Antal og betaling***

Bestyrelsen har i februar og marts 2003 på baggrund af bemyndigelse fra maj 2002 (forlænget i oktober 2002) tildelt 1.640.596 tegningsoptioner vederlagsfrit til visse tegningsoptionsindehavere i Cytomation, Inc. ("Optionsindehaverne"). Tegningsoptionerne træder i stedet for de tegningsoptioner, som Cytomation, Inc. har udstedt og som Selskabet har overtaget.

***§ 3.E.1 Quantity and Consideration***

Under the authority granted in May 2002 (extended in October 2002), the Board of Directors granted in February and March 2003 1,640,596 warrants free of charge to certain holders of warrants in Cytomation, Inc. (the "Holders"). The warrants replace the warrants issued by Cytomation, Inc. and assumed by the Company.

***§ 3.E.2 Udnyttelseskurs***

Hver tegningsoption giver Optionsindehaveren ret til at tegne én aktie på nominelt kr. 2 i Selskabet til en pris pr. aktie på kr. 2,00, 2,50, 22,48, 33,64, eller 37,39 pr. aktie á kr. 2, som nærmere anført i Tildelings-meddelelsen. Af de udstedte tegningsoptioner kan i alt 50.160 aktier tegnes til en pris på kr. 2,00, 5.017 aktier tegnes til en pris på kr. 2,50, 509.431 aktier tegnes til en pris på kr. 22,48, 552.286 aktier tegnes til en pris på kr. 33,64, og 523.702 aktier tegnes til en pris på kr. 37,39.

***§ 3.E.2 Exercise Price***

Each warrant entitles the Holder to subscribe for a share in the nominal amount of DKK 2 in the Company at a price per share of DKK 2.00, 2.50, 22.48, 33.64, or 37.39 per share of DKK 2, as further stated in the Grant Notice. On the basis of all issued warrants, 50,160 shares may be subscribed at a price of DKK 2.00, 5,017 shares may be subscribed at a price of DKK 2.50 509,431 shares may be subscribed at a price of DKK 22.48, 552,286 shares may be subscribed at a price of DKK 33.64, and 523,702 shares may be subscribed at a price of DKK 37.39.

***§ 3.E.3 Udnyttelse***

Udnyttelse af tegningsoptionerne skal ske inden Udløbstidspunktet, hvilket er defineret i Tildelingsmeddelelsen. Udnyttelsen skal endvidere overholde an-

***§ 3.E.3 Exercise***

Exercise of the warrants shall take place within the Exercise Period, which is defined in the Grant Notice. The exercise of the warrants shall also comply

dre love og regler, som gælder for tegningsoptionerne, og tegningsoptionerne kan ikke udnyttes, hvis Selskabet vurderer, at udnyttelsen ikke i al væsentlighed er i overensstemmelse med sådanne love og regler. Endvidere kan tegningsoptionerne ikke udnyttes med mindre aktierne udstedt på baggrund af tegningsoptionerne bliver registreret i henhold til United States Securities Act of 1933 som senere ændret, eller såfremt aktierne ikke registreres, at Selskabet har vurderet, at udnyttelsen og aktieudstedelsen er undtaget fra registreringspligten i henhold til Securities Act.

with other laws and regulations applicable to the warrants, and the warrants may not be exercised if the Company determines that the exercise would not be in material compliance with such laws and regulations. Furthermore, the warrants shall not be exercised unless the shares issuable upon exercise of the warrants are then registered under the United States Securities Act of 1933 as amended, or if such shares are not so registered, the Company has determined that exercise and issuance would be exempt from the registration requirements of the Securities Act.

***§ 3.E.4 Fremgangsmåde ved udnyttelse***

Tegningsoptionerne udnyttes ved, at Optionsindehaveren inden for Udnyttelsesperioden til Selskabet indsender underskrevet tegningsliste med angivelse af det antal tegningsoptioner, der ønskes udnyttet, og bilagt det beløb (inkl. eventuel aktieomsætnings- og/eller kildeskat), som skal betales i forbindelse med tegningen af aktierne på grundlag af tegningsoptionerne.

***§ 3.E.4 Procedure of Exercise***

The Holder shall exercise the warrants by submitting an executed subscription list within the Exercise Period to the Company, indicating the number of warrants which will be exercised and accompanied by the amount payable (including any transfer- and/or withholding taxes) in connection with the subscription for the shares on the basis of the warrants.

***§ 3.E.5 Kapitalforhøjelse***

Ved modtagelse af den skriftlige meddelelse (relevante side i tegningslisten) og betaling som anført i § 3.E.4 inklusive Optionsindehaverens betaling af aktieomsætnings- eller kildeskat, er Selskabet forpligtet til at foranledige den fornødne aktieudvidelse gennemført senest 60 dage efter udløbet af det regnskabsår, hvor der blev givet behørig meddelelse. Dokumentation for, at Optionsindehaveren er behørigt registreret som aktionær udleveres snarest muligt efter, at kapitalforhøjelsen er registreret i Erhvervs- og Selskabsstyrelsen.

***§ 3.E.5 Capital Increase***

Upon receipt of the written notice (execution page from subscription list) and the payment as set out in article 3.E.4 hereof including the payment by the Holder of any transfer or withholding taxes, the Company shall arrange for the necessary implementation of the capital increase no later than 60 days after the expiry of the accounting reference period in which duly notice was submitted. Evidence that the Holder has been duly recorded as shareholder shall be surrendered as soon as possible after the registration of the capital increase with the Danish Commerce and Companies Agency.

§ 3.E.6 ***Bortfald***

(i) I det omfang Optionsindehaveren var medarbejder Selskabet eller et af dets datterselskaber den 1. juli 2002, bortfalder tegningsoptionerne, hvis Optionsindehaveren afskediges som følge af misligholdelse af sin ansættelsesaftale, som nærmere defineret i warrantplanen.

(ii) I det omfang Optionsindehaveren var bestyrelsesmedlem i Cytomation og/eller i Selskabet den 1. juli 2002, bortfalder tegningsoptionerne, hvis bestyrelsesmedlemmet udtræder af bestyrelsen i Cytomation og/eller Selskabet under visse omstændigheder, som nærmere er defineret i warrantplanen.

(iii) Ikke-udnyttede tegningsoptionerne bortfalder endvidere i det omfang, at meddelelse om udnyttelse (tegningsliste) ikke er kommet behørigt frem til Selskabet senest på Udløbsdatoen. Denne tegningsoptionsordning og eventuelle ikke-udnyttede tegningsoptioner, der tildeles i henhold til ordningen, bortfalder således på den i Tildelingsmeddelelsen definerede Udløbsdato.

§ 3.E.7 ***Ændringer i vilkårene***

(1) Hvis Optionsindehaveren ønsker at udnytte sine tegningsoptioner efter

(i) at der er sket en forhøjelse af Selskabets aktiekapital med fortegningsret for de eksisterende aktionærer til at tegne aktier til en lavere kurs end markedskursen,

(ii) at Selskabet har udstedt konvertible obligationer eller andre konvertible lån,

§ 3.E.6 ***Expiration***

(i) If the Holder was an employee of the Company or one of its subsidiaries as of 1 July 2002, the warrants shall be forfeited in the event the Holder is dismissed due to breach of his contract of employment for cause, as further defined in the Warrant Plan.

(ii) If the Holder was a director in Cytomation and/or the Company as of 1 July 2002, the warrants shall be forfeited in the event the Holder is dismissed or resigns as director in the Company and/or the Subsidiary under certain circumstances as further defined in the Warrant Plan.

(iii) Unexercised warrants shall also expire if the Company has not duly received the notice of exercise (Subscription Form) on or before the Date of Expiry. Thus, this warrant plan and any unexercised warrants granted hereunder expire on the Date of Expiry as defined in the Grant Notice.

§ 3.E.7 ***Amendment of the Terms and Conditions***

(1) Where the Holder wishes to exercise his warrants after

(i) the share capital of the Company has been increased whereby the existing shareholders have been granted preemption rights to subscribe for the new shares at a price which is lower than the market price;

(ii) the Company has issued convertible bonds or other convertible loans, war-

tegningsoptioner (bortset fra de tegningsoptioner, der er omfattet af denne warrantordning eller eventuelle andre incitamentsordninger), og udstedelsen er sket med fortrinsret for de eksisterende aktionærer til en lavere kurs end markedskursen,

rants (except for the warrants comprised by this plan or any other employee incentive programme), and the existing shareholders have been granted pre-emption rights to subscribe for the new shares at a price which is lower than the market price;

(iii) at der er foretaget en fondsaktieemission (aktieudbytte),

(iii) bonus shares (stock dividend) have been issued;

(iv) at der er sket en nedsættelse af Selskabets aktiekapital, hvorved de eksisterende aktionærer har modtaget en udlodning fra Selskabet, der overstiger markedskursen, eller

(iv) the share capital of the Company has been decrease, whereby the existing shareholders have received a dividend from the Company exceeding the market price; or

(v) at der er udbetalt udbytte pr. regnskabsår på mere end 25% af aktiekapitalen,

(v) distribution of a dividend of more than 25 per cent of the share capital per accounting year;

skal den i Tildelingsmeddelelsen fastsatte Udnyttelseskurs og/eller aktieantal reguleres, således at Optionsindehaveren modtager en rimelig kompensation for den reduktion i tegningsoptionernes værdi, som den pågældende begivenhed måtte have medført. Kompensationen fastsættes endeligt af en revisor, der er udpeget af Selskabet.

the Exercise Price and/or the number of shares stated in the Grant Notice shall be adjusted to the effect that the Holder receives a fair compensation for the decrease in the value of the warrants caused by the event in question. An independent auditor appointed by the Company shall finally determine the compensation.

(2) Hvis en eller flere af tegningsoptionerne udnyttes efter eller i forbindelse med

(2) Where one or more warrants are exercised subsequent to or in connection with

(i) en fusion eller fission (spaltning) af Selskabet,

(i) a merger or de-merger (division) of the Company;

(ii) Selskabets likvidation eller

(ii) the liquidation of the Company;

(iii) andre tilsvarende ændringer i Selskabets kapitalstruktur, herunder men ikke begrænset til ændring i aktierne stykstørrelse, retablering af aktiekapitalen, sammenlægning eller oprettelse af aktieklasser;

(iii) the occurrence of other similar changes in the capital structure of the Company, including but not limited to a stock split, reverse stock split, re-capitalisation, combination or reclassification of stock;

er Optionsindehaveren berettiget til at

the Holder shall be entitled to receive

modtage tegningsoptioner i Selskabet til en ændret kurs (eller ved justering af det tildelte antal tegningsoptioner) eller i andre selskaber eller på anden måde tillægges aktiver, herunder men ikke begrænset til værdipapirer, eller kontanter, således at Optionsindehaveren modtager kompensation herfor. Kompensationen fastsættes endeligt af en revisor, der udpeges af Selskabet.

warrants in the Company at a new price (or by adjustment of the number of warrants granted) or in other companies, or in some other way be granted assets, including but not limited to securities, or cash in such a way that the Holder is compensated. An independent auditor appointed by the Company shall finally determine the compensation.

### § 3.E.8 *Overdragelse og pantsætning*

(1) Tegningsoptionerne kan ikke overdrages eller gøres til genstand for pantsætning eller udlæg, medmindre andet fremgår af §§ 3.E.8(2) and 3.E.8(3).

(2) I det omfang Optionsindehaveren var medarbejder i Selskabet eller et af dets datterselskaber den 1. juli 2002 skal følgende gælde: Ved Optionsindehaverens fratræden (uanset årsag bortset fra misligholdelse) forud for en eventuel børsnotering og for så vidt tegningsoptionerne ikke er bortfaldet i henhold til § 3.E.6, skal Optionsindehaveren tilbyde de tildelte tegningsoptioner til Selskabet eller en af Selskabet udpeget tredjemand til en kurs, der beregnes som forskellen mellem Udnyttelseskursen og aktiekursen beregnet på grundlag af Selskabets regnskabsmæssige indre værdi i henhold til årsrapporten for det seneste regnskabsår med tillæg af Selskabets overskud for perioden fra det igangværende regnskabsårs begyndelse og til og med det i forhold til den begivenhed, der har udløst tilbudspligten, senest udløbne kvartal. Den således opgjorte indre værdi skal tillægges goodwill, der værdiansættes endeligt af en af Selskabet udpeget uafhængig revisor på grundlag af skattemyndighedernes til enhver tid gældende beregningsmodel for goodwill. Hvis den således opgjorte værdi er nul eller negativ, sker overdragelse vederlagsfrit.

### § 3.E.8 *Transfer and Pledging*

(1) The warrants cannot – save articles 3.E.8(2) and 3.E.8(3) - be transferred, pledged or taken in execution.

(2) If the Holder was an employee of the Company or one of its subsidiaries as of 1 July 2002 the following shall apply: If the Holder's resignation or termination of employment (for whatever reason other than for cause) prior to any listing and provided that the warrants have not expired pursuant to article 3.E.6 above, warrants granted shall be offered by the Holder to the Company or any person designated by the Company at a price calculated as the difference between the Exercise Price and the price of the shares calculated on the basis of the book value of the Company as shown in the annual report for the most recent accounting year plus the Company's profits from the beginning of the current accounting year and until and including the most recently expired quarter in which the event that triggered the obligation to offer the shares for sale occurred. Goodwill shall be added to the Company's book value and shall be finally appraised by the Company's auditor on the basis of the calculation model used for goodwill by the tax authorities from time to time. In case the calculated value is zero or negative, the transfer shall be made free of charge.

(3) I det omfang Optionsindehaveren var bestyrelsesmedlem i Cytomation og/eller i Selskabet den 1. juli 2002, skal foregående afsnit også finde anvendelse i tilfælde af Optionsindehaverens udtræden af bestyrelsen i Cytomation og/eller i Selskabet, og for så vidt tegningsoptionerne ikke er bortfaldet i henhold til § 3.E.6. Hvis imidlertid Optionsindehaveren efter dennes udtræden fra bestyrelsen fortsat er ansat i Cytomation eller Selskabet, skal alene det foregående afsnit finde anvendelse.

(4) Ved overdragelse af mindst 50 % af Selskabets aktier til tredjemand har Selskabet eller en af Selskabet anvist køber ret (men ikke pligt) til at erhverve tegningsoptionerne fra Optionsindehaveren (uanset om denne måtte være fratrådt) eller kræve udnyttelse af tildelte tegningsoptioner (i så fald kan udnyttelse ske uden for Udnyttelsesperioden). Optionskursen skal svare til den kurs, som tredjemand skal betale for de pågældende aktier med fradrag af den i Tildelingsmeddelelsen fastsatte udnyttelseskurs. Hvis aktierne erhverves efter påkrav om Optionsindehaverens udnyttelse, skal aktiekursen svare til den kurs, som tredjemand skal betale for de pågældende aktier.

*§ 3.E.9 Fuldstændigt warrantprogram 2002*

Ovenstående vilkår gengiver hovedtrækkene i de i henhold til Optionsplanen og Tildelingsmeddelelsen gældende vilkår for tegningsoptionerne.

**§ 3.F Warrant til medarbejdere udstedt i henhold til § 3.B den 30. april 2003 (2003- program)**

*§ 3.F.1 Antal og betaling*

Bestyrelsen har i april 2003 på bag-

(3) If the Holder was a director in the Subsidiary and/or the Company as of 1 July 2002, the preceding paragraph shall also apply in case of the Holder's resignation or dismissal as a director in the Subsidiary and/or the Company, provided that the warrants have not expired pursuant to article 3.E.6. If however, following the Holder's resignation or dismissal as a director, the Holder remains as an employee in the Company or the Subsidiary, only the preceding paragraph shall apply.

(4) In the event of a transfer of at least 50% of the Company's shares to a third party, the Company or any buyer designated by the Company shall be entitled (but not obliged) to acquire the warrants from the Holder (whether or not he/she has resigned) or require the exercise of the warrants granted (in such case exercise can take place outside any Exercise Period). The price for the warrant shall correspond to the price payable by any third party for the shares in question less the exercise price stated in the Grant Notice. If the Holder acquires the shares subsequent to the requested exercise, the price for the shares shall correspond to the price payable by any third party for the shares in question.

*§ 3.E.9 Complete Warrant Program 2002*

The above terms reflect the principal features of the terms subject to which warrants are granted pursuant to the Option Plan and Grant Notice.

**§ 3.F Warrants Issued to Employees Pursuant to Article 3.B on 30 April 2003 (2003 program)**

*§ 3.F.1 Quantity and Consideration*

Under the authority granted in May

grund af bemyndigelse fra maj 2002, jf. vedtægternes § 3.B, tildelt visse medarbejdere (Medarbejderen) 161.989 tegningsoptioner.

2002, cf. article 3.B, the Board of Directors has granted in April 2003 161,989 warrants.

For så vidt angår særlige bestemmelser vil §§ 3.C.2 til 3.C.9 være gældende.

As regards the specific conditions articles 3.C.2 through 3.C.9 will apply.

De pågældende vilkår gengiver hovedtrækkene i den mellem Selskabet og Medarbejderen indgåede Aftale om successiv tildeling af tegningsoptioner med tilhørende plan for warrantordningen (tegningsoptioner) 2003.

The conditions reflect the principal features of the Agreement between the Company and the Employee on the successive grant of warrants together with a plan for the warrant program 2003.

**§ 3.G Warrant til medarbejdere udstedt i henhold til § 3.B den 20. august 2004**

**(2004-program)**

**§ 3.G Warrants Issued to Employees Pursuant to Article 3.B on 20 August 2004**

**(2004 program)**

***§ 3.G.1 Antal og betaling***

Bestyrelsen har i august 2004 på baggrund af bemyndigelse fra maj 2002 jf. vedtægternes § 3.B tildelt visse medarbejdere (Medarbejderen) 500.000 tegningsoptioner.

***§ 3.G.1 Quantity and Consideration***

Under the authority granted in May 2002, cf. article 3.B, the Board of Directors has granted in August 2002 500,000 warrants.

For så vidt angår særlige bestemmelser vil §§ 3.C.2 til 3.C.9 være gældende.

As regards the specific conditions articles 3.C.2 through 3.C.9 will apply.

De pågældende vilkår gengiver hovedtrækkene i den mellem Selskabet og Medarbejderen indgåede Aftale om successiv tildeling af tegningsoptioner med tilhørende plan for warrantordningen (tegningsoptioner) 2004.

The conditions reflect the principal features of the Agreement between the Company and the Employee on the successive grant of warrants together with a plan for the warrant program 2004.

**§ 3.H Warrant til medarbejdere udstedt i henhold til § 3.B den 28. oktober 2005**

**(2005 Program)**

**§ 3.H Warrants issued to employees pursuant to Article 3.B on 28 October 2005**

**(2005 program)**

***§ 3.H.1 Antal og betaling***

Bestyrelsen har i november 2005 på baggrund af bemyndigelse fra 23. sep-

***§ 3.H.1 Quantity and Consideration***

In November 2005 the Board of Directors has by virtue of authorisation from

tember 2005 jf. vedtægternes § 3.B tildelt visse medarbejdere (Medarbejderen) 500.000 warrants (tegningsoptioner).

For så vidt angår de nærmere vilkår finder §§ 3.C.2 til 3.C.9 tilsvarende anvendelse.

De pågældende vilkår gengiver hovedtrækkene i den mellem Selskabet og Medarbejderen indgåede aftale om successiv tildeling af tegningsoptioner med tilhørende plan for warrantordningen (tegningsoptioner) 2005.

23 September 2005, cf. Article 3.B of the Aticle of Association, granted certain employees (the Employee) 500,000 warrants (stock options).

As regards the specific conditions articles 3.C.2 through 3.C.9 applies.

The conditions reflect the principal features of the agreement between the Company and the Employee on the successive grant of option together with a plan for the Stock warrant program Option program 2005.

**§ 4. Selskabets aktier**

**§ 4. Shares**

4.1 Aktiernes udstedelse

Aktierne udstedes gennem Værdipapircentralen.

4.1 Issue of Shares

Shares shall be issued by the Danish VP Securities Services.

4.2 Aktiernes pålydende

Aktiernes pålydende er kr. 2,00.

4.2 Nominal Amount

The nominal amount of each share is DKK 2.00.

4.3 Værdipapirstatus

Aktierne er omsætningspapirer.

4.3 Status

The shares are negotiable instruments.

4.4 Aktiebog

Værdipapircentralen skal føre en fortegnelse over samtlige Selskabets aktier (aktiebog).

4.4 Share Register

The Danish Securities Centre shall keep a register of all the shares in the Company (the Share Register).

4.5 Navnenotering

Aktierne skal lyde på navn, kan kun transporteres på navn og skal noteres på navn i Selskabets aktiebog.

4.5 Registered Shares

The share certificates shall be issued in the holder's name, may be assigned only in the new holder's name and shall be registered in the holder's name in the Company's register of shareholders.

4.6 Stemmeret

4.6 Voting Right

(1) Til hvert aktiebeløb på kr. 2,00 er knyttet én stemme.

(2) Stemmeretten kan udøves ved fuldmægtig, der ikke behøver at være aktionær, på betingelse af, at den nævnte fuldmægtig godtgør sin ret til at deltage i generalforsamlingen ved forevisning af adgangskort og ved fremlæggelse af en skriftlig, dateret fuldmagt.

4.7 Omsættelighed

Der gælder ingen indskrænkninger i aktiernes omsættelighed, bortset fra indskrænkninger som måtte følge af lov eller aftale.

4.8 Udbetaling af udbytte

Udbytte udbetales med frigørende virkning for Selskabet i overensstemmelse med aktieselskabslovens regler. Værdipapircentralen foranlediger det deklarerede udbytte udbetalt via et kontoførende pengeinstitut til de aktionærer, der på tidspunktet for udbetalingen er registreret i Værdipapircentralen. Retten til udbytte forældes 5 år efter forfaldsdagen.

**§ 5. Selskabets generalforsamling**

5.1 Sted

Generalforsamlinger afholdes i Glostrup Kommune eller andet sted i Storkøbenhavn.

5.2 Termin

Ordinær generalforsamling skal afholdes inden udgangen af hvert års maj måned.

(1) Each nominal share amount of DKK 2.00 carries one vote.

(2) The voting right may be exercised by proxy. It is not a requirement that the agent is a shareholder if the agent can substantiate his/her right to participate in the general meeting by presenting an admission card and a dated written proxy.

4.7 Negotiability

The negotiability of the shares shall not be subject to any restrictions, other than restrictions that arise pursuant to law and contractual arrangements.

4.8 Payment of Dividends

Dividends shall be paid in full discharge to the Company pursuant to the Danish Companies Act. The Danish VP Securities Services shall arrange for payment of the declared dividends through a depository bank to the shareholders registered at the Danish VP Securities Services at the time of the payment. The right to dividends shall become obsolete five years after the date of payment.

**§ 5. General Meetings**

5.1 Place

General meetings of the Company shall be held in the municipality of Glostrup or elsewhere in metropolitan Copenhagen.

5.2 Deadline

The annual general meeting shall be held before the expiry of the month of May each year.

| | | | |
|---|---|---|---|
| 5.3 | Ekstraordinær generalforsamling | 5.3 | Extraordinary General Meetings |
| (1) | Der skal afholdes ekstraordinær generalforsamling, når det - til behandling af et bestemt emne – | (1) | An extraordinary general meeting shall be held when – for the consideration of a specific issue:- |
| (i) | besluttes af en generalforsamling, eller | (i) | decided by a general meeting; or |
| (ii) | skriftligt kræves af aktionærer, der ejer en tiendedel af aktiekapitalen, | (ii) | demanded in writing by shareholders representing one-tenth of the share capital; |
| | samt, når det – som hensigtsmæssigt – | | and when – being deemed appropriate:- |
| (iii) | besluttes af bestyrelsen, eller | (iii) | decided by the Board of Directors; or |
| (iv) | kræves af en revisor for Selskabet. | (iv) | demanded by an auditor of the company. |
| (2) | Hvis der ikke er meddelt længere frist af den, som har besluttet eller krævet den ekstraordinære generalforsamling afholdt, skal der indkaldes til denne inden for en frist af to uger. Fristen løber ved beslutning fra dagen for denne og ved krav fra dagen, hvor dette er modtaget af Selskabet. | (2) | Notice of an extraordinary general meeting shall be given within two weeks unless a longer period has been granted by the person(s) having either decided or demanded that an extraordinary general meeting shall be held. Such period shall begin, in the case of a decision to hold an extraordinary general meeting, from the day of such decision and, in the case of a demand for an extraordinary general meeting, from the day of the Company's receipt of such demand. |
| 5.4 | Indkaldelse | 5.4 | Notice |
| (1) | Generalforsamling indkaldes af bestyrelsen med ikke mere end 4 ugers og ikke mindre end 8 dages varsel, bekendtgørelsesdagen og generalforsamlingsdagen medregnet. | (1) | The Board of Directors shall convene general meetings with a maximum notice of four weeks and a minimum notice of eight days including the day of the announcement and the day of the general meeting. |
| (2) | Bekendtgørelse med angivelse af dagsorden skal ske pr. brev til hver enkelt aktionær. | (2) | The announcement shall include an agenda and shall be made by letter to each shareholder. |
| (3) | I indkaldelsen skal angives, hvilke em- | (3) | Notices shall specify the issues to be |

ner der skal behandles på generalforsamlingen. Såfremt der på generalforsamlingen skal behandles forslag, til hvis vedtagelse der kræves kvalificeret flertal, herunder forslag til vedtægtsændringer, skal forslagets væsentligste indhold angives.

(4) Bestyrelsen skal give meddelelse om indkaldelsen til Selskabets og, hvis Selskabet er moderselskab, til koncernens medarbejdere, hvis disse har afgivet meddelelse til bestyrelsen efter aktieselskabslovens § 177, stk. 1, 2. pkt.

5.5. Adgangskort

Enhver aktionær er berettiget til at møde og stemme på generalforsamlingen, når vedkommende senest 5 dage før dennes afholdelse har anmodet om et adgangskort til generalforsamlingen. Adgangskort udstedes til den, der ifølge aktiebogen er noteret som aktionær. For aktionærer, der ikke er noteret i aktiebogen kræves for udstedelse af adgangskort en ikke mere end 5 dage gammel depotudskrift fra Værdipapircentralen eller det kontoførende pengeinstitut (depotstedet) som dokumentation for aktiebesiddelsen tillige med en skriftlig erklæring fra aktionæren om, at denne ikke efter udfærdigelsen af udskriften har afhændet sine aktier eller agter at gøre dette, før generalforsamlingen er afholdt. Medmindre aktionæren angiver, hvortil adgangskort ønskes sendt, skal adgangskortet afhentes på Selskabets kontor senest dagen inden generalforsamlingen.

considered at the general meeting in question. Where the general meeting is to consider a proposal requiring a qualified majority to be adopted, including a proposal to amend the Articles of Association, the notice shall specify such proposal in all essentials.

(4) The employees of the Company and, where the Company is a parent company, the employees of the group shall be notified by the Board of Directors of the general meeting to be held, provided that such employees have notified the Board of Directors as provided by the second sentence of Section 177(1) of the Danish Companies Act.

5.5. Admission Cards

Any shareholder shall be entitled to attend and to vote at a General Meeting provided, however, that the shareholder has applied for an admission card to such General Meeting no later than five days prior thereto. Admission cards shall be issued to anyone who is registered as a shareholder in the Company's Register of Shareholders. Any shareholder who is not so registered may obtain an admission card by submitting a depository transcript issued no more than five days earlier by the Danish VP Securities Services or the depository bank (custodian bank) to document the shareholding together with a written statement from the shareholder to the effect that after the date of issue of the transcript he has not sold his shares nor does he intend to do so before the General Meeting has been held. Unless the shareholder states an address to which the admission card should be sent, the admission card shall be collected at the Company's offices no later than the day before the general meeting.

5.6 Fremlæggelse af dokumentation

Bestyrelsen skal senest otte dage før generalforsamlingen fremlægge til eftersyn for aktionærerne på Selskabets kontor.

(i) dagsordenen og

(ii) de fuldstændige forslag, samt

(iii) for den ordinære generalforsamlings vedkommende - tillige evt. koncernregnskab og årsrapport med revisionspåtegning og ledelsesberetning.

5.6 Submission of Documentation

Eight days before a general meeting the Board of Directors shall have made available for the shareholders' inspection at the Company's office:

(i) the agenda; and

(ii) the full wording of the proposals to be considered at the general meeting; and

(iii) with respect to the annual general meeting, the annual report and the consolidated financial statements, if any, with the auditors' report and the directors' and officers' report.

5.7 Forslag fra aktionærerne

(1) En aktionær har ret til at få et bestemt emne behandlet på generalforsamlingen, såfremt aktionæren skriftligt fremsætter krav herom over for bestyrelsen i så god tid, at emnet kan optages på dagsordenen for generalforsamlingen.

(2) En aktionær kan påregne at få et bestemt emne behandlet på den ordinære generalforsamling, såfremt aktionæren skriftligt fremsætter krav herom over for bestyrelsen inden to måneder efter regnskabsårets udløb.

5.7 Shareholders' Proposals

(1) All shareholders are entitled to have an issue considered at the general meeting if submitting a written request in such respect to the Board of Directors in time for the issue to be placed on the agenda for the general meeting in question.

(2) All shareholders may expect to have an issue considered at the annual general meeting if submitting a written request in such respect to the Board of Directors within two months after the expiry of the accounting year.

5.8 Dagsorden

På den ordinære generalforsamling skal evt. koncernregnskab og årsrapport med revisionspåtegning og ledelsesberetning fremlægges og følgende foretages:

(a) Beretning om Selskabets virksomhed.

5.8 Agenda

At the annual general meeting the annual report and the consolidated financial statements, if any, with the auditors' report and the directors' and officers' report shall be submitted, and the following items shall be included on the agenda:

(a) Report on the Company's activities during the past financial year.

| | | | |
|---|---|---|---|
| (b) | Forelæggelse til godkendelse af årsrapport og koncernregnskab med revisionspåtegning til godkendelse samt ledelsesberetning. | (b) | Presentation for adoption of the annual report and the consolidated financial statements, if any, with the auditors' report and the directors' and officers' report. |
| (c) | Meddelelse af decharge for bestyrelse og direktion. | (c) | Decharge of the Board of Directors and the Board of Officers from their obligations. |
| (d) | Forelæggelse af forslag om anvendelse af overskud eller dækning af tab i henhold til den godkendte årsrapport. | (d) | Submission of proposal for allocation of profits or balancing of losses as shown in the annual report adopted. |
| (e) | Valg af medlemmer til bestyrelsen. | (e) | Election of Directors. |
| (f) | Valg af revisor. | (f) | Appointment of Auditor(s). |
| (g) | Beslutning om ratihabering af tegningsoptioner tildelt af bestyrelsen i medfør af § 3.B. | (g) | Submission of proposal for ratification of warrants granted by the Board of Directors pursuant to article. 3.B. |
| (h) | Bemyndigelse til køb af egne aktier. | (h) | Authorisation to buy own shares. |
| 5.9 | Dirigent | 5.9 | Chairman |
| | Forhandlingerne på generalforsamlingen ledes af en dirigent, der udpeges af bestyrelsen. Dirigenten afgør alle spørgsmål vedrørende emnernes behandlingsmåde, stemmeafgivning og resultatet heraf. | | A Chairman appointed by the Board of Directors shall preside over the proceedings at general meetings and decide upon all questions of procedure, voting and voting results. |
| 5.10 | Beslutningskompetence | 5.10 | Competence |
| | På generalforsamlingen kan beslutning kun tages om de forslag, der har været optaget på dagsordenen. | | At general meetings only resolutions included on the agenda may be passed. |
| 5.11 | Stemmeflertal | 5.11 | Majority of Votes |
| | Generalforsamlingen træffer beslutning ved simpelt stemmeflertal, medmindre andet følger af lovgivningen eller af Selskabets vedtægter. | | At general meetings resolutions shall be decided by simple majority of votes unless otherwise prescribed by law or the Articles of Association. |
| 5.12 | Referat | 5.12 | Minutes |

Et referat af generalforsamlingen indføres i Selskabets forhandlingsprotokol. Referatet skal underskrives af dirigenten og af bestyrelsens formand.

The proceedings at general meetings shall be recorded in the Company's minute book, which shall be signed by the chairman of the general meeting and the chairman of the Board of Directors.

**§ 6. Selskabets bestyrelse**

**§ 6. Board of Directors**

6.1 Sammensætning

6.1 Composition

(1) Til Selskabets bestyrelse vælger generalforsamlingen mindst tre og højst syv medlemmer.

(1) The general meeting shall elect at least three but not more than seven Directors.

(2) Udover de af generalforsamlingen valgte medlemmer i henhold til § 6.1(I) har medarbejderne i Selskabet og dets datterselskaber ret til at udpege tre medlemmer til Selskabets bestyrelse efter følgende regler:

(2) In addition to the members elected by the general meeting pursuant to article 6.1(i) the employees of the Company and its subsidiaries shall be entitled to appoint, from and among the employees, three members to the Board of Directors of the Company according to the following rules:

(i) To medlemmer udpeges af og blandt de medarbejdere, der på udpegelsestidspunktet har været ansat i Selskabet eller et af dets danske datterselskaber i hele det forudgående år.

(i) Two directors are to be appointed from and among the employees who have been employed by the Company or one of its Danish subsidiaries throughout the year immediately preceding the appointment.

(ii) Et medlem udpeges af og blandt de medarbejdere, der på udpegelsestidspunktet har været ansat i et af Selskabets amerikanske datterselskaber i hele det forudgående år.

(ii) One director is to be appointed from and among the employees who have been employed by one of the US subsidiaries of the Company throughout the year immediately preceding the appointment.

(iii) Udpegelsen af bestyrelsesmedlemmer i henhold til § 6.1(2) skal nærmere ske efter en analogi af reglerne i aktieselskabslovens § 49, stk. 3 eller efter en alternativ valgprocedure, som er foreslået eller tiltrådt af Selskabet og accepteret blandt medarbejderne i Selskabet og dets danske datterselskaber.

(iii) The appointment of directors pursuant to article 6.1(2) is to be carried out by analogy with Section 49.3 of the Danish Companies Act or by an alternative election procedure suggested or allowed by the Company and accepted by the employees of the Company and its Danish subsidiaries.

(iv) Retten til at udpege bestyrelsesmedlemmer ifølge § 6.1(2) er til enhver tid

(iv) The right to appoint directors pursuant to article 6.1(2) shall always be condi-

betinget af, at generalforsamlingen har valgt mindst seks bestyrelsesmedlemmer.

tional on the general meeting having elected at least 6 members to the Board of Directors.

(v) Retten til at udpege bestyrelsesmedlemmer i henhold til § 6.1(2) bortfalder, og de udpegede bestyrelsesmedlemmer udtræder af bestyrelsen på det tidspunkt, hvor medarbejderne i Selskabet og dets danske datterselskaber måtte tage skridt til en ja-/nej-afstemning med henblik på at vælge koncernrepræsentation efter reglerne i aktieselskabslovens § 49, stk. 3.

(v) The right to appoint directors pursuant to article 6.1(2) shall lapse and the appointed directors resign from the Board of Directors at the time when the employees take steps to a yes/no voting regarding then election of directors from among the employees pursuant to Section 49.3 of the Danish Companies Act.

6.2 Valgperioder

Bestyrelsesmedlemmer, som er valgt af generalforsamlingen, afgår på hvert års ordinære generalforsamling, men kan genvælges.

6.2 Term of Office

The directors elected by the general meeting shall resign at each annual general meeting but shall be eligible for re-election.

6.3 Formand og næstformand

(1) Bestyrelsen vælger blandt sine medlemmer en formand.

(2) Bestyrelsen kan vælge en næstformand, der i formandens fravær i enhver henseende træder i formandens sted.

6.3 Chairman and Vice Chairman

(1) The Board of Directors shall elect their chairman from among themselves.

(2) The Board of Directors may choose to elect a vice chairman, who, in the chairman's absence, shall have the same powers as the chairman in every respect.

6.4 Beslutningsdygtighed

Bestyrelsen er beslutningsdygtig, når quorum foreligger. Quorum foreligger, når over halvdelen af bestyrelsesmedlemmerne er til stede.

6.4 Quorum

The Board of Directors has power to resolve on an issue when a quorum exists. A quorum is deemed to exist when more than half of the directors are present.

6.5 Stemmeflertal

Bestyrelsen træffer beslutning ved simpelt stemmeflertal. I tilfælde af stemmelighed gør formandens stemme udslaget.

6.5 Majority of Votes

At board meetings resolutions shall be decided by simple majority of votes. The chairman shall have the casting vote in a situation of equality of votes.

6.6 Forretningsorden

Bestyrelsen træffer ved en forretningsorden nærmere bestemmelse om udførelsen af sit hverv.

6.6 Rules of Procedure

The Board of Directors shall lay down rules of their procedure.

6.7 Referat

Et referat af hvert bestyrelsesmøde skal indføres i Selskabets forhandlingsprotokol. Referatet skal underskrives af samtlige bestyrelsesmedlemmer.

6.7 Minutes

The proceedings at board meetings shall be recorded in the Company's minute book, which shall be signed by all directors.

6.8 Bestyrelseshonorar

Bestyrelsesmedlemmerne oppebærer et årligt honorar, hvis størrelse fastsættes i årsrapporten for det pågældende år.

6.8 Remuneration

The directors shall be remunerated annually as fixed in the annual report for the year in question.

6.9 Corporate Governance

Bestyrelsen skal udarbejde og løbende ajourføre et regelsæt for god selskabsledelse – Corporate Governance – for Selskabet.

6.9 Corporate Governance

The directors shall draw up and on an on-going basis update a code of practice for Corporate Governance for the Company.

**§ 7. Selskabets direktion**

**§ 7. Board of Officers**

7.1 Sammensætning

Bestyrelsen ansætter en direktion bestående af 1-3 direktører. Hvis direktionen består af flere direktører, skal én af disse udnævnes til administrerende direktør.

7.1 Composition

The Board of Directors shall employ at least one but not more than three officers to comprise the Company's Board of Officers. Where more than one officer is employed, one of them shall be appointed chief executive officer.

7.2 Kompetencefordeling

Hvis direktionen består af flere direktører, skal regler for direktørernes indbyrdes kompetence og forretningsførelse fastlægges af bestyrelsen i en instruks til direktionen.

7.2 Powers

Where more than one officer is employed, rules specifying their respective powers and the performance of their duties shall be laid down by the Board of Directors in a set of written instructions to the the Board of Officers.

7.3 Prokura

Bestyrelsen kan meddele prokura, enkel eller kollektiv.

7.3 Powers of Procuration

The Board of Directors may grant powers of procuration to one person alone or more persons jointly.

## § 8. Selskabets tegningsregel

Selskabet tegnes af formanden eller næstformanden for bestyrelsen i forening med en direktør, eller af formanden eller næstformanden for bestyrelsen i forening med to bestyrelsesmedlemmer.

## § 8. Signature Rules

The Company shall be bound by the joint signatures of the chairman or the vice chairman and an officer, or by the joint signatures of the chairman or the vice chairman of the Board of Directors and two directors.

## § 9. Selskabets revision

9.1 Sammensætning

Revision foretages af én eller to revisorer, der skal være statsautoriserede.

9.2 Valgmåden

Revisor vælges af den ordinære generalforsamling for et år ad gangen.

9.3 Revisionsomfang

Det påhviler revisor at revidere årsrapporten i overensstemmelse med god revisionsskik.

## § 9. Auditor(s)

9.1 Composition

The audit shall be performed by one or two state-authorised public accountants.

9.2 Appointment

The auditor(s) shall be appointed by the annual general meeting for one year at a time.

9.3 Audit Scope

The annual report shall be audited by the auditor(s) in accordance with generally accepted auditing practices.

## § 10. Selskabets regnskab

10.1 Regnskabsåret

Selskabets regnskabsår er kalenderåret.

10.2 Opgørelsesprincipper

Selskabets årsrapport udarbejdes under omhyggelig hensyntagen til tilstedeværende aktiver og forpligtelser og

## § 10. Financial Statements

10.1 Financial Year

The accounting year of the Company shall follow the calendar year.

10.2 Accounting Principles

When preparing the Company's annual report due consideration shall be given to the existing assets and liabilities of

under foretagelse af de efter bestyrelsens skøn fornødne afskrivninger og hensatte forpligtelser med sigte på, at årsrapporten giver et retvisende billede af Selskabets og evt. koncernens aktiver og passiver, den finansielle stilling samt årets resultat.

the Company and the depreciation, amortisations and provisions deemed necessary by the Board of Directors shall be made so that the annual report presents a true and fair view of the Company's and, if applicable, the group's assets and liabilities, financial position and result of operations for the year.

10.3 Disponering af årets overskud/underskud

Årets overskud/underskud sammenlægges med overskud/underskud, som er fremført fra tidligere år. Fremkommer der herved et disponibelt overskud, henlægges heraf til Selskabets reserver, hvad der er nødvendigt efter Selskabets finansielle stilling og forventninger til fremtiden. Det resterende disponible overskud anvendes efter generalforsamlingens nærmere bestemmelse, dog må generalforsamlingen ikke beslutte udbetaling af højere udbytte end foreslået eller tiltrådt af bestyrelsen.

10.3 Allocation of Profits or Balancing of Losses

Each year' s profit or loss shall be added to the profits or losses brought forward from previous years. From any disposable profit resulting therefrom the amount rendered necessary by the Company's financial position and prospects shall be transferred to the reserves. Any remaining disposable profit shall be applied as determined by the general meeting, always provided that the general meeting shall not distribute dividends of a higher amount than proposed or accepted by the Board of Directors.

--oo0oo--

--oo0oo--

Således vedtaget på bestyrelsesmødet den 24. august 2006.

Adopted at the board meeting on 24 August 2006.

§ 3.1 ændret i henhold til bestyrelsens beslutning af 24. august 2006 og i henhold til bemyndigelse, jf. § 3.B.

Article 3.1 has been amended according to the resolution made by the Board of Directors on 24 August 2006 and according to authorisation, cf. article 3.B.

Vibeke Holst-Andersen

Den 24. august 2006 blev de nedenfor anførte beslutninger truffet af bestyrelsen i

On 24 August 2006, the resolutions recorded below were passed by the Board of Directors in



**Dako A/S**
(CVR No. 26 51 99 50)
("the Company")

per capsulam.

per capsulam.

**Deltagere:**

**Fra bestyrelsen:**
Sonnich Fryland (formand)
Terje Kalland
Viggo Harboe
Kurt Anker Nielsen
Steven P. Novak
Jesper Lohse
Joel Weisenberger
Camilla Schmidt

**Fra direktionen:**
Patrik Dahlén
Leif Nørgaard
**Fra revisor:**
Ingen

**Andre deltagere:**
Ingen

**Afbud:**
Ingen

Der forelå følgende **dagsorden**:

1. Formalia
2. Kapitalforhøjelse som følge af udnyttelse af warrants tildelt i februar og marts 2003

**Participating:**

**From the Board of Directors:**
Sonnich Fryland (Chairman)
Terje Kalland
Viggo Harboe
Kurt Anker Nielsen
Steven P. Novak
Jesper Lohse
Joel Weisenberger
Camilla Schmidt

**From the Board of Management:**
Patrik Dahlén
Leif Nørgaard
**From the Auditor of the Company:**
None

**Other participants:**
None

**Excused:**
None

**The agenda** contained the following items:

1. Formalities
2. Capital increase following exercise of warrants granted in February and March 2003

**Dokumentationsliste**

Følgende dokumenter var blevet forelagt bestyrelsen før mødet:

1. Referat af bestyrelsesmødet afholdt den 28. februar 2003,
2. Referat af bestyrelsesmødet afholdt den 28. marts 2003,
3. Plan for Cytomation, Stock Option Program i DakoCytomation A/S (tegningsoptioner) 2002,
4. Standard ombytningsmeddelelse, og
5. Tegningsliste (meddelelse om udnyttelse).

**Ad 1 Formalia**

Formanden besluttede, at bestyrelsen var beslutningsdygtig i relation til beslutningsforslaget anført i dagsordenen.

**Ad 2 Kapitalforhøjelse som følge af udnyttelse af warrants tildelt i februar og marts 2003**

Formanden henviste til bestyrelsens beslutninger af hhv. 28. februar 2003 og 28. marts 2003, hvor bestyrelsen havde besluttet at tildele Cytomation-medarbejderne tegningsoptioner (overtagelse af Cytomation aktieoptioner). Formanden henviste endvidere til § 3.E i Selskabets vedtægter.

Formanden oplyste, at Selskabet havde modtaget korrekt underskrevet tegningsliste fra Marlene Bentino sammen med indbetaling af i alt DKK 252.915,25 svarende til 7.525 aktier

**List of Documents:**

The following documents had been made available to the directors before the discussions:

1. Minutes from the board meeting dated 28 February 2003,
2. Minutes from the board meeting dated 28 March 2003,
3. Plan for Stock Option Programme in DakoCytomation A/S (Share Options 2002),
4. Form Replacement Stock Options Grant Notice, and
5. Subscription list (Notice of Exercises)

**Re 1 Formalities**

**RULED** by the Chairman that the Board of Directors was quorate and accordingly that the Board of Directors could lawfully transact the business contained in the agenda.

**Re 2 Capital increase following exercise of warrants granted in February and Marts 2003**

The Chairman referred to the Board of Directors' decisions of 28 February 2003 and 28 March 2003 respectively with related documentation, according to which the Board of Directors had granted the Cytomation employees warrants (assumption of Cytomation Stock Options). Further the Chairman referred to section 3.E in the Articles of Association.

The Chairman informed that the Company had received duly executed subscription list from Ms. Marlene Bentino together with payment of a total of DKK 252,915.25 corre-

med pålydende på DKK 2 til kurs 1.680,50

sponding to 7,525 shares each in the nominal amount of DKK 2 at a price of 1,680.50.

Formanden oplyste, at Selskabet havde modtaget korrekt underskrevet tegningsliste fra Luke Santangelo sammen med indbetaling af i alt DKK 674.351,04 svarende til 20.064 aktier med pålydende på DKK 2 til kurs 1.680,50

The Chairman informed that the Company had received duly executed subscription list from Mr. Luke Santangelo together with payment of a total of DKK 674,351.04 corresponding to 20,064 shares each in the nominal amount of DKK 2 at a price of 1,680.50.

Formanden oplyste endvidere, at Selskabet havde modtaget korrekt underskrevet tegningsliste fra Luke Santangelo sammen med indbetaling af DKK 12.542,50 svarende til 5.017 aktier med pålydende på DKK 2 til kurs 250.

The Chairman further informed that the Company had received duly executed subscription list from Mr. Luke Santangelo together with payment of DKK 12,542.50 corresponding to 5,017 shares each in the nominal amount of DKK 2 at a price of 250.

Formanden oplyste endvidere, at Selskabet havde modtaget korrekt underskrevet tegningsliste fra Luke Santangelo sammen med indbetaling af DKK 100.320 svarende til 50.160 aktier med pålydende på DKK 2 til kurs 200.

The Chairman further informed that the Company had received duly executed subscription list from Mr. Luke Santangelo together with payment of DKK 100,320 corresponding to 50,160 shares each in the nominal amount of DKK 2 at a price of 200.

Formanden oplyste, at Selskabet havde modtaget korrekt underskrevet tegningsliste fra John Sharpe sammen med indbetaling af i alt DKK 404.630,79 svarende til 12.039 aktier med pålydende på DKK 2 til kurs 1.680,50

The Chairman informed that the Company had received duly executed subscription list from Mr. John Sharpe together with payment of a total of DKK 404,630.79 corresponding to 12,039 shares each in the nominal amount of DKK 2 at a price of 1,680.50.

Formanden oplyste endvidere, at Selskabet havde modtaget korrekt underskrevet tegningsliste fra John Sharpe sammen med indbetaling af DKK 299.653,50 svarende til 8.025 aktier med pålydende på DKK 2 til kurs 1.867.

The Chairman further informed that the Company had received duly executed subscription list from Mr. John Sharpe together with payment of DKK 299,653.50 corresponding to 8,025 shares each in the nominal amount of DKK 2 at a price of 1,867.

Formanden oplyste, at Selskabet havde modtaget korrekt underskrevet tegningsliste fra Steve Novak sammen med indbetaling af DKK 112.358,40 svarende til 5.016 aktier med pály-

The Chairman informed that the Company had received duly executed subscription list from Mr. Steve Novak together with payment of DKK 112,358.40 corresponding to 5,016

dende på DKK 2 til kurs 1.120.

shares each in the nominal amount of DKK 2 at a price of 1,120.

Formanden oplyste, at Selskabet havde modtaget korrekt underskrevet tegningsliste fra Eric von Seggern sammen med indbetaling af DKK 179.760 svarende til 8.025 aktier med pålydende på DKK 2 til kurs 1.120.

The Chairman informed that the Company had received duly executed subscription list from Mr. Eric von Seggern together with payment of DKK 179,760 corresponding to 8,025 shares each in the nominal amount of DKK 2 at a price of 1,120.

Formanden oplyste, at Selskabet havde modtaget korrekt underskrevet tegningsliste fra Dawn Mayer sammen med indbetaling af DKK 629.216 svarende til 28.090 aktier med pålydende på DKK 2 til kurs 1.120.

The Chairman informed that the Company had received duly executed subscription list from Ms. Dawn Mayer together with payment of DKK 629,216 corresponding to 28,090 shares each in the nominal amount of DKK 2 at a price of 1,120.

Formanden oplyste, at Selskabet havde modtaget korrekt underskrevet tegningsliste fra George Malachowski sammen med indbetaling af DKK 448.000 svarende til 20.000 aktier med pålydende på DKK 2 til kurs 1.120.

The Chairman informed that the Company had received duly executed subscription list from Mr. George Malachowski together with payment of DKK 448,000 corresponding to 20,000 shares each in the nominal amount of DKK 2 at a price of 1,120.

Formanden oplyste, at Selskabet havde modtaget korrekt underskrevet tegningsliste fra Ian Goudie sammen med indbetaling af DKK 187.334,78 svarende til 5.017 aktier med pålydende på DKK 2 til kurs 1.867.

The Chairman informed that the Company had received duly executed subscription list from Ian Goudie together with payment of DKK 187,334.78 corresponding to 5,017 shares each in the nominal amount of DKK 2 at a price of 1,867.

Formanden oplyste, at Selskabet havde modtaget korrekt underskrevet tegningsliste fra Hongyan Zhang sammen med indbetaling af DKK 191.778,24 svarende til 5.136 aktier med pålydende på DKK 2 til kurs 1.867.

The Chairman informed that the Company had received duly executed subscription list from Ms. Hongyan Zhang together with payment of DKK 191,778.24 corresponding to 5,136 shares each in the nominal amount of DKK 2 at a price of 1,867.

Formanden henviste til bemyndigelsen vedtaget på ordinær generalforsamling den 28. november 2002, hvormed bestyrelsen er bemyndiget til at forhøje Selskabets aktiekapital ved

The Chairman referred to the authorisation adopted at the Annual General Meeting 28 November 2002 according to which the Board of Directors is authorised to increase the

udnyttelse af tegningsretter uden fortegningsret. Formanden henviste til bestyrelsesbeslutningerne af 28. februar 2003 og ændret den 28. marts 2003, som indeholdt vilkårene for tegning af kapitalforhøjelserne.

Company's share capital without conferring pre-emption rights upon the existing shareholders upon the exercise of warrants. The Chairman referred to the Board Resolution dated 28 February 2003 outlining the conditions for the subscription to the share capital.

På denne baggrund foreslog formanden, at Selskabets aktiekapital forhøjes fra DKK 78.323.520 med i alt DKK 348.228 til DKK 78.671.748.

On this basis, the Chairman suggested that the share capital was increased from DKK 78,323,520 by DKK 348,228 to DKK 78,671,748.

Punktet blev drøftet.

The issue was discussed.

Bestyrelsen besluttede at forhøje aktiekapitalen med DKK 348.228.

**RESOLVED** to pass a resolution to increase the share capital by DKK 348,228.

Bestyrelsen besluttede desuden at bemyndige Vibeke Holst-Andersen til at ændre Selskabets vedtægter, således at kapitalforhøjelsen fremgår heraf, samt anmelde kapitalforhøjelsen til Erhvervs- og Selskabsstyrelsen.

**RESOLVED FURTHER** to authorise Ms. Vibeke Holst-Andersen to amend the Articles of Association reflecting the capital increase including filing of the capital increase with the Danish Commerce and Companies Agency.

*****

**I bestyrelsen/Board of Directors**

Sonnich Fryland

Terje Kalland

Viggo Harboe

Kurt Anker Nielsen

Steven P. Novak

Jesper Lohse

Joel Weisenberger

Camilla Schmidt

**VEDTÆGTER**
**FOR**

**Dako A/S**
(CVR-nr. 26 51 99 50)
("Selskabet")
**—oo0oo—**

**ARTICLES OF ASSOCIATION**
**OF**

**Dako A/S**
(CVR No. 26 51 99 50)
("the Company")
**--oo0oo--**

## § 1. Selskabets navn og hjemsted

### *1.1 Navn*

Selskabets navn er Dako A/S. Selskabet driver tillige virksomhed under binavnet DakoCytomation A/S (Dako A/S).

### 1.2 Hjemsted

Selskabets hjemsted er Glostrup kommune.

## § 1. Name and Registered Office

### *1.1 Name*

The Company's name is Dako A/S. The company also conducts business under the ancillary name of DakoCytomation A/S (Dako A/S).

### 1.2 Registered Office

The Company's registered office is situated in the municipality of Glostrup.

## § 2. Selskabets formål

Selskabets formål er fabrikation, handel og investeringsvirksomhed samt, direkte eller indirekte, at drive anden virksomhed, der efter bestyrelsens skøn er forbundet dermed.

## § 2. Object

The object of the Company is to engage in production, commercial trading and investment, and directly or indirectly, engage in any other activities which, in the opinion of the Board of Directors, are related thereto.

## § 3. Selskabets kapital

### *3.1 Aktiekapitalens størrelse*

Selskabets aktiekapital er kr. 78.671.748,00.

### 3.2 En aktieklasse

Aktiekapitalen er ikke opdelt i aktieklasser.

## § 3. Share Capital

### *3.1 Amount*

The share capital of the Company is DKK 78,671,748.00.

### 3.2 One Class of Shares

The share capital is not divided into different classes of shares.

## § 3.A.1 *Bemyndigelse til at udvide aktiekapitalen*

(1) Som led i Selskabets erhvervelse af virksomheder er bestyrelsen i perioden indtil 13. maj 2009 bemyndiget til at udvide Selskabets aktiekapital for derved at kunne erlægge vederlag helt eller delvis i aktier, ligesom bestyrelsen under samme forudsætning kan udstede konvertible obligationer som nærmere beskrevet i § 3.A.2. Det maksimale nominelle beløb, for hvilket nye aktier og/eller konvertible obligationer kan udstedes, andrager samlet kr. 32.361.256.

(2) Bemyndigelsen i henhold til § 3.A.1(1) kan udnyttes ad en eller flere gange og efter bestyrelsens nærmere bestemmelse med hensyn til tid og vilkår. Forhøjelsen i henhold til 3.A.1(1) kan efter bestyrelsens nærmere beslutning ske ved indbetaling i andre værdier end kontanter og uden fortegningsret for Selskabets hidtidige aktionærer.

## 3.A.2 *Bemyndigelse til at udstede konvertible obligationer*

Bestyrelsen er på de i § 3.A.1 anførte vilkår bemyndiget til at optage lån ad en eller flere gange efter bestyrelsens nærmere bestemmelse mod udstedelse af konvertible obligationer omfattende et nominelt lånebeløb på op til halvdelen af Selskabets aktiekapital på det tidspunkt, hvor beslutningen træffes, dog således at der i henhold til denne bemyndigelse højst kan udstedes konvertible obligationer for et samlet nominelt beløb på indenfor den i § 3.A.1 anførte samlede ramme på nominelt kr.

## § 3.A.1 *Authorisation to Increase the Share Capital*

(1) For purposes of the Company's acquisition of businesses, the Board of Directors has been authorised until 13 May 2009 to increase the Company's share capital in order to be able to make contributions, in whole or in part, in shares. Also, the Board of Directors is authorised fir the same purposes to issue convertible corporate bonds as set out in article 3.A.2. The maximum nominal amount of new shares and/or convertible corporate bonds which can be issued shall be a total of DKK 32,361,256.

(2) The authority set out in article 3.A.1(1) may be exercised on one or several occasions at such times and on such terms as the Board of Directors may decide. Any increase in pursuance of article 3.A.1(1) may, at the Board of Directors' discretion, be effected by contribution in kind instead of cash payment without conferring any pre-emption rights on the Company's existing shareholders.

## § 3.A.2 *Authorisation to Issue Convertible Corporate Bonds*

Further to the terms and conditions set out in article 3.A.1, the Board of Directors has been authorised to raise loans on one or several occasions, as the Board of Directors may decide, against the issue of convertible corporate bonds of a nominal loan amount of up to half the Company's share capital at the time of such resolution. However, issue of convertible corporate bonds under this authority shall not exceed a total nominal amount within the aggregate frame set out in article 3.A.1 of DKK

32.361.256. Udstedelse af konvertible obligationer kan gennemføres til markedskurs uden fortegningsret for de hidtidige aktionærer, dog således at konverteringskursen for de konvertible obligationer ikke må være lavere end markedsværdien af Selskabets aktier på tidspunktet for de konvertible obligationers udstedelse (bortset fra eventuelle justeringer af konverteringskursen som følge af begivenheder, der måtte indtræde efter udstedelsen af de konvertible obligationer på grund af udvandende aktieemissioner, fusioner, sammenlægninger, spaltninger, aktieopdelinger og andre lignende ændringer i Selskabets kapitalstruktur, alt som der måtte blive bestemt i henhold til de konvertible obligationers vilkår og betingelser). Bestyrelsen er samtidig bemyndiget – og forpligtet – til i perioden indtil 13. maj 2009 at forhøje Selskabets aktiekapital af en eller flere gange i forbindelse med konvertering til aktier af de konvertible obligationer, der måtte blive udstedt i medfør af ovenstående bemyndigelse indenfor den i § 3.A.1 anførte samlede ramme på nominelt kr. 32.361.256. Såfremt der sker en reduktion af konverteringskursen som følge af betingelserne for de konvertible obligationer, forhøjes kapitalforhøjelsesbemyndigelsen med det yderligere aktiebeløb, som er nødvendigt som følge af reduktionen af konverteringskursen. Kapitalforhøjelsen kan gennemføres uden fortegningsret for Selskabets hidtidige aktionærer. Vilkår for tegning og optagelse af lån (herunder eventuel sikkerhedsstillelse for disse), obligationerne og disses udstedelse fastsættes af bestyrelsen, idet bestyrelsesbeslutningen herom optages i vedtægterne.

32,361,256. The issue of convertible corporate bonds may be carried out at market price without granting pre-emption rights to the existing shareholders; provided, however, that the conversion price of such convertible corporate bonds shall not be lower than the fair market value of the Company's shares at the time of the convertible corporate bonds issue (except as to any adjustment in the conversion price resulting from events that may occur subsequent to such issue by reason of dilutive issues of shares, mergers, consolidations, divisions, share splits and other similar changes in the Company's capital structure, all as may be provided for in accordance with the terms and provisions of the convertible corporate bonds). Further, in the period until 13 May 2009, the Board of Directors is authorised – and under an obligation - to increase the Company's share capital on one or several occasions within the frame set out in article 3.A.1 with up to an aggregate nominal amount of DKK 32,361,256 in connection with the conversion into shares of such convertible corporate bonds as may be issued in pursuance of the above authority. In the event of a reduction of the conversion price by reason of the terms applicable to the convertible corporate bonds, the authority to increase the capital shall be augmented by such additional share amount as is necessary because of the reduction of the conversion price. The capital increase may be effected without granting pre-emption rights to the existing shareholders. Terms and conditions for subscription and raising of loans (including the provision of any security therefore), the corporate bonds and the issue thereof shall be determined by the Board of Directors, and the Board of Directors' resolution to this effect shall be incorporated into these Articles.

### § 3.A.3 *Bemyndigelse til at udstede tegningsoptioner (warrants)*

Bestyrelsen er på de i § 3.A.1 anførte vilkår bemyndiget til at udstede tegningsoptioner ad en eller flere gange efter bestyrelsens nærmere bestemmelse omfattende et nominelt beløb på op til halvdelen af Selskabets aktiekapital på det tidspunkt, hvor beslutningen træffes, dog således at der i henhold til denne bemyndigelse højst kan udstedes tegningsoptioner for et samlet nominelt beløb indenfor den i § 3.A.1 anførte samlede ramme på nominelt kr. 32.361.256. Udstedelse af tegningsoptioner kan ske på markedsvilkår uden fortegningsret for de hidtidige aktionærer, dog således at tildelingskursen og udnyttelseskursen for tegningsoptionerne tilsammen ikke må være lavere end markedsværdien af Selskabets aktier på tidspunktet for tegningsoptionernes udstedelse (bortset fra eventuelle justeringer af udnyttelseskursen som følge af begivenheder, der måtte indtræde efter udstedelsen af tegningsoptionerne på grund af udvandende aktieemissioner, fusioner, sammenlægninger, spaltninger, aktieopdelinger og andre lignende ændringer i Selskabets kapitalstruktur, alt som der måtte blive bestemt i henhold til tegningsoptionernes vilkår og betingelser). Bestyrelsen er samtidig bemyndiget – og forpligtet – til i perioden indtil 13. maj 2009 at forhøje Selskabets aktiekapital af en eller flere gange i forbindelse med udnyttelse af de udstedte tegningsoptioner, der måtte blive udstedt i medfør af ovenstående bemyndigelse indenfor den i § 3.A.1 anførte samlede ramme på nominelt kr. 32.361.256. Såfremt der sker en reduktion af tildelingskursen som følge af betingelserne for tegningsoptionerne, forhøjes kapitalforhøjelsesbemyndigelsen med det yderligere aktie-

### § 3.A.3 *Authorisation to Issue Warrants*

Further to the terms and conditions set out in article 3.A.1 above, the Board of Directors has been authorised to issue warrants on one or several occasions, as the Board of Directors shall may decide, of a nominal amount of up to half the Company's share capital at the time of such decision. However, issue of warrants under this authority shall not exceed a total nominal amount within the aggregate frame set out in article 3.A.1 of DKK 32,361,256. The issue of warrants may be carried out on market conditions without granting pre-emption rights to the existing shareholders; provided, however, that the issue price and exercise price of such warrants shall not combined be lower than the fair market value of the Company's shares at the time of the warrant issue (except as to any adjustment in the exercise price resulting from events that may occur subsequent to such issue by reason of dilutive issues of shares, mergers, consolidations, divisions, share splits and other similar changes in the Company's capital structure, all as may be provided for in accordance with the terms and provisions of the warrants). Further, in the period until 13 May 2009, the Board of Directors is authorised – and under an obligation - to increase the Company's share capital on one or several occasions within the frame set out in article 3.A.1 with up to an aggregate nominal amount of DKK 32,361,256 in connection with the exercise of such warrants as may be issued in pursuance of the above authority. In the event of a reduction of the exercise price by reason of the terms applicable to the warrants, the authority to increase the capital shall be augmented by such additional share amount as is

beløb, som er nødvendigt som følge af reduktionen af tildelingskursen. Kapitalforhøjelsen kan gennemføres uden fortegningsret for Selskabets hidtidige aktionærer. De nærmere vilkår for tegningsoptionerne og disses udstedelse fastsættes af bestyrelsen, idet bestyrelsesbeslutningen herom optages i vedtægterne.

necessary because of the reduction of the exercise price. The capital increase may be effected without granting preemption rights to the existing shareholders. The specific terms and conditions for the warrants and the issue thereof shall be resolved by the Board of Directors, and the Board of Directors' resolution to this effect shall be incorporated into these Articles.

**§ 3.A.4 *Aktiestatus***

For kapitaludvidelser i medfør af nærværende § 3.A gælder, at de nye aktier skal have samme rettigheder som de eksisterende aktier. Aktierne skal være omsætningspapirer, lyde på navn og noteres på navn i Selskabets aktiebog og i øvrigt være undergivet de samme bestemmelser, som gælder for ældre aktier. De nye aktier skal give ret til udbytte fra det tidspunkt, bestyrelsen bestemmer, dog senest fra det regnskabsår, der følger efter vedtagelsen af kapitalforhøjelsen, respektive tegning af aktier.

**§ 3.A.4 *Share Status***

New shares issues in connection with capital increases pursuant to this article 3.A, the new shares shall have the same rights as the existing shares. The shares shall be negotiable instruments, shall be issued in the holder's name, and shall be subject to the same provisions as those applying to the existing shares. Holders of the new shares shall be entitled to dividends as from such time as the Board of Directors shall determine, although not later than for the accounting year following the adoption of the capital increase or, as the case may be, the subscription for shares in exchange for warrants.

**§ 3.B.1 *Forhøjelse af aktiekapitalen og udstedelse af tegningsoptioner (warrants)***

Bestyrelsen er i perioden indtil 19. marts 2010 bemyndiget til at udstede tegningsoptioner til medarbejderne i Selskabet og dets datterselskaber samt til at foretage forhøjelse af Selskabets aktiekapital med indtil nominelt DKK 6.132.000 uden fortegningsret for de hidtidige aktionærer.

**§ 3.B.1 *Increase of the Share Capital and Issue of Warrants***

In the period until 19 March 2010 the Board of Directors shall be authorised to issue warrants to employees of the Company and its subsidiaries as well as to increase the Company's share capital with up to a nominal amount of DKK 6,132,000 without conferring preemption rights upon the existing shareholders.

**§ 3.B.2 *Begrænsninger i bemyndigelsen***

Bemyndigelsen er underkastet følgen-

**§ 3.B.2 *Limitations to the Authorisations***

The authorisation is subject to the fol-

de begrænsninger:

(1) Udnyttelseskursen skal udgøre mindst 85 % af markedskursen (og kan overstige denne) på tidspunktet, hvor aftale om tildeling indgås med medarbejderen. Markedskursen beregnes som minimum på grundlag af Selskabets regnskabsmæssige indre værdi i henhold til årsrapporten for det sidst forløbne regnskabsår med tillæg af Selskabets resultat for perioden fra det igangværende regnskabsårs start og til og med det senest udløbne kvartal. Den således opgjorte indre værdi skal tillægges goodwill, der værdiansættes som minimum på grundlag af de danske skattemyndigheders til enhver tid gældende beregningsmodel for goodwill.

(2) Udnyttelse af tegningsoptioner skal ske inden for 21 dage efter de seks førstkommende ordinære generalforsamlinger, der afholdes i året efter den første tildeling. Såfremt Selskabet børsnoteres regnes 21-dages perioderne fra offentliggørelse af årsrapport og halvårsregnskab.

### § 3.B.3 *Aktiestatus*

For kapitaludvidelser i medfør af nærværende § 3.B gælder, at de nye aktier skal have samme rettigheder som de eksisterende aktier. Aktierne skal være omsætningspapirer, lyde på navn og noteres på navn i Selskabets aktiebog og i øvrigt være undergivet de samme bestemmelser, som gælder for ældre aktier. De nye aktier skal give ret til udbytte fra det tidspunkt, bestyrelsen bestemmer, dog senest fra det regnskabsår der følger efter vedtagelsen af kapitalforhøjelsen, respektive tegning af aktier.

lowing limitations:

(1) The exercise price shall correspond to at least 85% of the fair market value (and may exceed the fair market value) at the time when an agreement of successive grant is entered into with the employee. The fair market value shall be assessed as a minimum on the basis of the book value of the Company as shown in the annual report for the most recent accounting year plus the Company's profits for the period from the beginning of the current accounting year and until and including the most recently expired quarter. Goodwill shall be added to the Company's book value as a minimum on the basis of the calculation model used for goodwill by the Danish tax authorities from time to time.

(2) The warrants granted shall be exercised within a period of 21 days subsequent to each of the six next annual general meetings to be held in the years after the initial grant. In case of a listing of the Company, the 21-day periods shall commence after the publication of the annual report and the interim financial statement.

### § 3.B.3 *Share Status*

New shares issued in connection with capital increases pursuant to this article 3.B shall carry the same rights as the existing shares. The shares shall be negotiable instruments, shall be issued in the holder's name, and shall be subject to the same provisions as those applying to the existing shares. Holders of the new shares shall be entitled to dividends as from such time as the Board of Directors shall determine, although not later than for the accounting year following the adoption of the capital increase or, as the case may be, the

subscription for shares in exchange for warrants.

### § 3.B.4 *Ændringer i vedtægter*

Bestyrelsen er bemyndiget til at foretage de vedtægtsændringer, der er nødvendige i forbindelse med udnyttelsen af ovenstående bemyndigelser og kapitaludvidelserne.

### § 3.B.4 *Amendments to the Articles of Association*

The Board shall be authorised to undertake such amendments to these Articles of Association as are required in connection with the above authorisations and the capital increases.

### § 3.C **Tegningsoptioner (warrants) til medarbejderne udstedt i henhold til § 3.B den 29. august 2002 (2002-program)**

### § 3.C **Warrants Issued to Employees Pursuant to Article 3.B on 29 August 2002 (2002 program)**

### § 3.C.1 *Antal og betaling*

Selskabets bestyrelse har i august 2002 i henhold til bemyndigelse givet i maj 2002 vederlagsfrit tildelt visse medarbejdere ("Medarbejderen") 1.374.594 tegningsoptioner.

### § 3.C.1 *Quantity and Consideration*

Under the authority granted in May 2002 the Board of Directors has granted 1,374,594 warrants free of charge to certain employees (the "Employee").

### § 3.C.2 *Udnyttelseskurs*

Hver tegningsoption berettiger Medarbejderen til at tegne nom. kr. 2 aktier i Selskabet mod betaling af kr. 73,83 for hver aktie af kr. 2.

### § 3.C.2 *Exercise Price*

Each warrant entitles the Employee to subscribe for shares in the nominal amount of DKK 2 in the Company at a price of DKK 73.83 per share of DKK 2.

### § 3.C.3 *Udnyttelse*

Udnyttelse af tegningsoptionerne kan kun ske i portioner á mindst 25 og inden for den i Aftalen definerede Udnyttelsesperiode. Udnyttelse af tegningsoptionerne skal tillige være i overensstemmelse med de love og regler, der er gældende for tegningsoptionerne, og tegningsoptionerne må ikke udnyttes, hvis Selskabet beslutter, at udnyttelsen udgør en overtrædelse af gældende love og regler.

### § 3.C.3 *Exercise*

The warrants shall only be exercisable in portions of at least 25 warrants and any exercise shall take place within the Exercise Period, which is defined in the Agreement. The exercise of the warrants shall also comply with other laws and regulations applicable to the warrants, and the warrants shall not be exercised if the Company determines that the exercise would be a violation of applicable laws and regulations.

### § 3.C.4 *Fremgangsmåde ved udnyttelse*

### § 3.C.4 *Procedure of Exercise*

Tegningsoptionerne udnyttes ved, at Medarbejderen inden for Udnyttelsesperioden til Selskabet indsender skriftlig meddelelse (tegningsliste) med angivelse af det antal tegningsoptioner, der ønskes udnyttet, og bilagt det beløb (inkl. eventuel kildeskat), som skal betales i forbindelse med tegningen af aktierne på grundlag af tegningsoptionerne.

The Employee shall exercise the warrants by written notice (execution page from subscription list) within the Exercise Period to the Company, indicating the number of warrants which will be exercised and accompanied by the amount payable (including any withholding taxes) in connection with the subscription for the shares on the basis of the warrants.

**§ 3.C.5 *Kapitalforhøjelse***

Ved modtagelse af den skriftlige meddelelse (relevante side i tegningslisten) og betaling som anført i § 3.C.4 samt Medarbejderens betaling af aktieomsætnings- eller kildeskat, er Selskabet forpligtet til at foranledige den fornødne aktieudvidelse gennemført senest 60 dage efter udløbet af det regnskabsår, hvor der blev givet behørig meddelelse. Aktiebreve eller dokumentation for, at Medarbejderen er behørigt registreret som aktionær udleveres snarest muligt efter, at kapitalforhøjelsen er registreret i Erhvervs- og Selskabsstyrelsen.

**§ 3.C.5 *Capital Increase***

Upon receipt of the written notice (execution page from subscription list) and the payment set out in article 3.C.4 and the payment by the Employee of any transfer or withholding taxes, the Company shall arrange for the necessary implementation of the capital increase no later than 60 days after the expiry of the accounting reference period in which duly notice was submitted. Share certificates or evidence that the Employee has been duly recorded as shareholder shall be surrendered as soon as possible after the registration of the capital increase with the Danish Commerce and Companies Agency.

**§ 3.C.6 *Bortfald***

Tegningsoptionerne bortfalder, hvis Medarbejderen væsentligt misligholder sin ansættelsesaftale.

Ikke-udnyttede tegningsoptionerne bortfalder endvidere i det omfang, at meddelelse om udnyttelse ikke er kommet behørigt frem til Selskabet senest på Udløbsdatoen. Denne warrantordning og eventuelle ikke-udnyttede tegningsoptioner, der tildeles i henhold til denne warrantordning, bortfalder således på den i Aftalen definerede Udløbsdato.

Ved Medarbejderens fratræden eller

**§ 3.C.6 *Expiration***

The warrants shall be forfeited in the event of the Employee's material breach of his contract of employment.

Unexercised warrants shall expire if the notice of exercise has not been duly received by the Company on or before the Date of Expiry. Thus, this warrant plan and any unexercised warrants granted hereunder expire on the Date of Expiry as defined in the Agreement.

In case of the Employee's resignation

død gælder der køberettigheder, jf. § 3.C.8.

or death, call options apply, cf. article 3.C.8.

**§ 3.C.7 *Ændringer i vilkårene***

**§ 3.C.7 *Amendment of the Terms and Conditions***

(1) Hvis Medarbejderen ønsker at udnytte sine tegningsoptioner efter

(i) at der er sket en forhøjelse af Selskabets aktiekapital med fortegningsret for de eksisterende aktionærer til at tegne aktier til en lavere kurs end markedskursen,

(ii) at Selskabet har udstedt konvertible obligationer eller andre konvertible lån, tegningsoptioner (bortset fra de tegningsoptioner, der er omfattet af denne warrantordning eller eventuelle efterfølgende incitamentsordninger), og udstedelsen er sket med fortrinsret for de eksisterende aktionærer til en lavere kurs end markedskursen,

(iii) at der er foretaget en fondsaktieemission (aktieudbytte),

(iv) at der er sket en nedsættelse af Selskabets aktiekapital, hvorved de eksisterende aktionærer har modtaget en udlodning fra Selskabet, der overstiger markedskursen, eller

(v) at der er udbetalt udbytte pr. regnskabsår på mere end 25 % af aktiekapitalen,

skal den i Aftalen fastsatte Udnyttelseskurs og/eller aktieantal reguleres, således at Medarbejderen modtager en rimelig kompensation for den reduktion i tegningsoptionernes værdi, som den pågældende begivenhed måtte have medført. Kompensationen fastsættes endeligt af en revisor, der er udpeget af Selskabet.

(1) Where the Employee wishes to exercise his warrants after

(i) the share capital of the Company has been increased, the existing shareholders have pre-emption rights to subscribe for the new shares at a price which is lower than the market price;

(ii) the Company has issued convertible bonds or other convertible loans, warrants (except for the warrants comprised by this plan or any other subsequent employee incentive programme), and the existing shareholders have pre-emption rights to subscribe for the new shares at a price which is lower than the market price;

(iii) bonus shares (stock dividend) have been issued;

(iv) a reduction in the share whereby the existing shareholders have received a dividend from the Company exceeding the market price; or

(v) distribution of a dividend of more than 25 per cent of the share capital per accounting year;

the Exercise Price and/or the number of shares stated in the Agreement shall be adjusted to the effect that the Employee receives a fair compensation for the decrease in the value of the warrants caused by the event in question. An independent auditor appointed by the Company shall finally determine the compensation.

| | | | |
|---|---|---|---|
| (2) | Hvis en eller flere af tegningsoptionerne udnyttes efter eller i forbindelse med | (2) | Where one or more warrants are exercised subsequent to or in connection with |
| (i) | en fusion eller fission (spaltning) af Selskabet, | (i) | a merger or de-merger (division) of the Company; |
| (ii) | Selskabets likvidation eller | (ii) | the liquidation of the Company; |
| (iii) | andre tilsvarende ændringer i Selskabets kapitalstruktur, | (iii) | the occurrence of other similar changes in the capital structure of the Company; |
| | er Medarbejderen berettiget til at modtage aktier i Selskabet til en ændret kurs (eller ved justering af det tildelte antal aktier) eller i andre selskaber eller på anden måde tillægges aktiver eller kontanter, således at Medarbejderen modtager kompensation herfor. Kompensationen fastsættes endeligt af en revisor, der udpeges af Selskabet. | | the Employee shall be entitled to receive shares in the Company at a new price (or by adjustment of the number of shares granted) or in other companies, or in some other way be granted assets or cash in such a way that the Employee is compensated. An independent auditor appointed by the Company shall finally determine the compensation. |
| ***§ 3.C.8*** | ***Overdragelse og pantsætning*** | ***§ 3.C.8*** | ***Transfer and Pledging*** |
| (1) | Tegningsoptionerne kan ikke overdrages eller gøres til genstand for pantsætning eller udlæg, medmindre andet fremgår af nedenfor. | (1) | The warrants cannot be transferred, pledged or taken in execution, save as provided for below. |
| (2) | Ved Medarbejderens fratræden (uanset årsag) forud for en eventuel børsnotering og for så vidt tegningsoptionerne ikke er bortfaldet i henhold til § 3.C.6, skal Medarbejderen tilbyde de tildelte tegningsoptioner til Selskabet eller en af Selskabet udpeget tredjemand til en kurs, der beregnes som forskellen mellem Udnyttelseskursen og aktiekursen beregnet på grundlag af Selskabets regnskabsmæssige indre værdi i henhold til årsrapporten for det seneste regnskabsår med tillæg af Selskabets overskud for perioden fra det igangværende regnskabsårs begyndelse og til og med det i forhold til den begivenhed, der har udløst tilbudspligten, senest udløbne kvartal. Den således opgjorte in- | (2) | In case of the Employee's resignation or termination of employment (for whatever reason) prior to any listing and provided that the warrants have not expired pursuant to article 3.C.6 above, warrants vested shall be offered by the Employee to the Company or any person designated by the Company at a price calculated as the difference between the Exercise Price and the price of the shares calculated on the basis of the book value of the Company as shown in the annual report for the most recent accounting year plus the Company's profits from the beginning of the current accounting year and until and including the most recently expired quarter in which the event that triggered |

dre værdi skal tillægges goodwill, der værdiansættes endeligt af en af Selskabet udpeget uafhængig revisor på grundlag af skattemyndighedernes til enhver tid gældende beregningsmodel for goodwill. Hvis den således opgjorte værdi er nul eller negativ, sker overdragelse vederlagsfrit.

the obligation to offer the shares for sale occurred. Goodwill shall be added to the Company's book value and shall be finally appraised by the Company's auditor on the basis of the calculation model used for goodwill by the tax authorities from time to time. In case the calculated value is zero or negative, the transfer shall be made free of charge.

(3) Ved overdragelse af mindst 50% af Selskabets aktier til tredjemand har Selskabet eller en af Selskabet anvist køber ret (men ikke pligt) til at erhverve tegningsoptionerne fra Medarbejderen (uanset om denne måtte være fratrådt) eller kræve udnyttelse af tildelte tegningsoptioner (i så fald kan udnyttelse ske uden for Udnyttelsesperioden). Tegningsoptionskursen skal svare til den kurs, som tredjemand skal betale for de pågældende aktier med fradrag af den i Aftalen fastsatte Udnyttelseskurs. Hvis aktierne erhverves efter påkrav om Medarbejderens udnyttelse, skal aktiekursen svare til den kurs, som tredjemand skal betale for de pågældende aktier.

(3) In the event of a transfer of at least 50% of the Company's shares to a third party, the Company or any buyer designated by the Company shall be entitled (but not obliged) to acquire the warrants from the Employee (whether or not he/she has resigned) or require the exercise of the warrants vested (in such case exercise can take place outside any Exercise Period). The price for the warrant shall correspond to the price payable by any third party for the shares in question less the Exercise Price stated in the Agreement. If the shares are acquired subsequent to the requested exercise by the Employee, the price for the shares shall correspond to the price payable by any third party for the shares in question.

**§ 3.C.9 Særlige bestemmelser for medarbejdere omfattet af dansk ansættelseslovgivning**

**§ 3.C.9. Special Applying Only for Employees Subject to Danish Employment Law**

§ 3.C.8, stk. 2 er ikke gældende.

Article 3.C.8(2) does not apply.

***§ 3.C.10 Fuldstændigt warrantprogram 2002***

***§ 3.C.10 Complete Warrant Program 2002***

Ovenstående vilkår gengiver hovedtrækkene i den mellem Selskabet og Medarbejderen indgåede Aftale om successiv tildeling af tegningsoptioner med dertil hørende Plan for warrantordning (tegningsoptioner) 2002.

The above terms reflect the principal features of the Agreement between the Company and the Employee on the successive grant of warrants together with the plan for the Warrant Program 2002.

**§ 3.D Tegningsoptioner udstedt i henhold til § 3.A.3 den 30. august 2002. (Cytologix tegningsoptioner)**

**§ 3.D Warrants Issued Pursuant to Article 3.A.3 on 30 August 2002. (Cytologix warrant)**

| | | | |
|---|---|---|---|
| *§ 3.D.1* | ***Udstedelse af tegningsoptioner*** | *§ 3.D.1* | ***Issuance of Warrants*** |
| | I henhold til den i § 3.A.1 indeholdte bemyndigelse til bestyrelsen har denne den 30. august 2002 besluttet at udstede 775.973 tegningsoptioner, der hver giver ret til at tegne én aktie à DKK 2. Bestyrelsen har tillige vedtaget den tilsvarende forhøjelse af Selskabets aktiekapitel til gennemførelse i det omfang og på det tidspunkt, det måtte være relevant. | | Under the authority in article 3.A.1 hereof, the Board of Directors resolved on 30 August 2002 to issue 775,973 warrants each conferring a right to subscribe for one share of DKK 2. The Board of Directors also adopted the corresponding increase of the Company's share capital to be effected as and when relevant. |
| *§ 3.D.2* | ***Vilkår for udstedelsen*** | *§ 3.D.2* | ***Terms and Conditions of the Issuance*** |
| | Tegningsoptionerne udstedes følgende vilkår: | | The warrants shall be issued on the following terms and conditions: |
| (a) | Tegningsoptionerne udstedes uden fortegningsret for Selskabets aktionærer; | (a) | the warrants shall be issued without granting pre-emptiion rights to the Company's shareholders; |
| (b) | Tegningsoptionerne tildeles som en del af vederlaget for Selskabets køb af en virksomhed i henhold til en købsaftale dateret 19. august 2002 ("Købsaftalen"); | (b) | the warrants shall be granted as part of the consideration for the Company's acquisition of a business pursuant to a purchase agreement dated 19 August 2002 (the "Purchase Agreement"); |
| (c) | Tegningsoptionerne skal tegnes senest den 18. august 2003 på separate tegningslister; | (c) | the warrants shall be subscribed no later than 18 August 2003 on separate subscription lists; |
| (d) | Tegningsoptionerne skal ydes i tre særskilte puljer på henholdsvis 310.389, 232.792 and 232.792 tegningsoptioner, der hver kan udnyttes ved visse begivenheders indtræden som nærmere aftalt med tegningsoptions-indehaveren. | (d) | the warrants shall be granted in three separate lots, each comprising 310,389, 232,792 and 232,792 warrants, respectively, each of which lot may be exercised upon the occurrence of certain events as further agreed with the warrant holder. |
| | For hver pulje af tegningsoptioner gælder det, at udnyttelse skal ske på ét bestemt tidspunkt, senest ved midnat, Boston-tid, på den 60. dag efter indtrædelsen af den for den pågældende | | As regards each lot of warrants, exercise shall take place on one occasion no later than midnight, Boston time, on the 60th day after the occurrence of the agreed exercise event for each lot, after |

pulje aftalte udnyttelsesbegivenhed, efter hvilket tidspunkt den pågældende pulje bortfalder såfremt tegning ikke er sket. Derudover bortfalder tegningsoptionerne automatisk senest den 20. oktober 2009, men kan dog bortfalde tidligere som aftalt med tegningsoptionsindehaver.

which time such lot of warrants shall expire if not exercised. In addition, the warrants shall expire automatically no later than 20 October 2009, but may expire automatically earlier as agreed with the warrant holder.

Selskabet skal være berettiget til at suspendere de ovenfor nævnte udnyttelsesperioder i op til tre måneder i tilfælde af, at bestyrelsen beslutter at ansøge om notering af Selskabets aktier på en dansk eller en udenlandsk fondsbørs og de(n) for børsnoteringen ansvarlige bank(er) anbefaler Selskabet at træffe en sådan forholdsregel; og

The Company shall be entitled to lock up the exercise windows mentioned above for a period of up to three months in the event the Board of Directors of the Company decides to apply for listing of the Company's shares on a Danish or foreign stock exchange and the bank(s) responsible for the listing recommend(s) that the Company make such precaution; and

(e) Der skal ikke finde betaling sted til Selskabet ved udnyttelsen af tegningsoptionerne, eftersom disse udstedes som en del af vederlaget for købet af en virksomhed fra tegningsoptionsindehaveren på markedsvilkår.

(e) no payment shall be made to the Company on exercise of the warrants, since the warrants will be issued as part of the consideration for the purchase of a business from the warrant holder on market terms.

### *§ 3.D.3 Ændringer i kapitalstruktur*

### *§ 3.D.3 Changes in Capital Structure*

**1) Forhøjelse af aktiekapital og udstedelse af obligationer og tegningsoptioner**

**1) Share Capital Increase and Issuance of Bonds and Warrants**

I tilfælde af en kapitalforhøjelse, der tegnes under markedsværdi, udstedelse af konvertible obligationer eller lignende instrumenter, der giver ret til tegning af aktier under markedsværdi, udstedelse af tegningsoptioner der giver ret til tegning af aktier under markedsværdi (bortset fra til Selskabets bestyrelsesmedlemmer, direktører eller medarbejdere, eller nuværende eller tidligere bestyrelsesmedlemmer, direktører, medarbejdere eller rådgivere i et eller flere datterselskaber) skal antallet af aktier, der kan tegnes ved udnyttelse af tegnings-optionerne, justeres, såle-

In case of a capital increase subscribed below market value, issuance of convertible bonds or similar instruments entitling to subscribe for shares below market value, issue of warrants entitling to subscribe for shares below market value (other than to the Company's directors, officers or employees or current or former directors, officers, employees or consultants of one or more of its subsidiaries), the number of shares which can be subscribed on exercise of the warrants shall be adjusted so that the warrant holder is not diluted when exercising the warrants.

des at tegningsoptionsindehaveren ikke udvandes ved udnyttelsen af tegningsoptionerne.

**2) Nedsættelse af aktiekapitalen**

(i) I tilfælde af, at Selskabets aktiekapital nedsættes til dækning af tab, jf. § 44 a i aktieselskabsloven, skal antallet af aktier, der kan tegnes ved udnyttelse af tegningsoptionerne, nedsættes til et tal, der afspejler den situation, hvor tegningsoptionsindehaveren havde udnyttet tegningsoptionerne umiddelbart før beslutningen om kapitalnedsættelse.

(ii) I tilfælde af, at Selskabets aktiekapital nedsættes ved udlodning til aktionærer til en pris pr. aktie, der ligger højere end markedsværdien, skal antallet af aktier, der kan tegnes ved udnyttelse af tegningsoptionerne, forhøjes, således at tegningsoptionsindehaverens stilling ikke ændres i denne situation.

**3) Opdeling, sammenlægning etc.**

Hvis Selskabet på et tidspunkt opdeler sine aktier i et større antal aktier, sammenlægger sine aktier til et mindre antal aktier, udsteder fondsaktier, fusionerer med en anden juridisk enhed og i den forbindelse bliver det fortsættende selskab, skal (i hvert af disse tilfælde) antallet af aktier, der kan tegnes ved udnyttelse af tegningsoptionerne, justeres forholdsmæssigt, således at antallet af aktier, der kan udstedes ved udnyttelse af tegningsoptionerne, forhøjes eller nedsættes, så det svarer til det antal aktier, som tegningsoptionsindehaveren ville have haft, hvis denne havde udnyttet tegningsoptionerne forud for sådan begivenheds indtræden og havde deltaget i sådan begivenhed som aktionær.

**2) Share Capital Decrease**

(i) In case the Company's share capital is decreased to cover losses, cf. Section 44 a in the Danish Companies Act, the number of shares which can be subscribed on exercise of the warrants shall be reduced (downwards) to reflect the situation where the warrant holder had exercised the warrants immediately before the capital decrease resolution.

(ii) In case the Company's share capital is decreased by way of a distribution to shareholders at a price per share higher than market value, then the number of shares which can be subscribed on exercise of the warrants shall be increased so that the warrant holder's position is neutral to such event.

**3) Subdivision, Combination, and etc.**

In case the Company shall at any time subdivide its shares into a greater number of shares, combine its shares into a smaller number of shares, issue bonus shares, merges with another entity and thereby becomes the surviving entity; then, in each case, the number shares which can be subscribed on exercise of the of warrants shall be proportionally adjusted so that the number of shares issuable upon exercise of the warrants shall be increased or decreased to equal the number of shares that would have been held by the warrant holder if the warrant holder had exercised the warrants prior to such event and had participated in such event as a holder of shares.

4) **Udbytte og tilbagekøb af aktier**

Hvis Selskabet i et givent år forud for udnyttelsen af tegningsoptionerne udlodder dividende på tilsammen mere end 20% af aktiekapitalen eller tilbagekøber aktier til en pris, der ligger mere end 10% over aktiernes markedsværdi, skal antallet af aktier, der kan tegnes ved udnyttelse af tegningsoptionerne, justeres for at kompensere for den udvanding, der ville ske som følge af ovennævnte handlinger, i det omfang udbytte eller tilbagekøb af aktier overstiger de ovennævnte grænser.

4) **Dividends and Share Buy Backs**

If the Company in any year prior to the exercise of the warrants distributes dividends of more than 20 % in total of the share capital or buys back shares at a price more than 10 % higher than the market value of the shares, then the number of shares which can be subscribed on exercise of the warrants shall be adjusted in order to compensate for the dilutive effects of the above actions to the extent that dividends or a buy-backs of shares exceed the above limitations.

5) **Omklassificeringer, etc.**

Hvis Selskabet på noget tidspunkt skulle omklassificere sine aktier eller deltage i en fusion, hvor det bliver det ophørende selskab, eller hvis Selskabet spaltes eller sælger alle eller næsten alle sine aktier til et andet selskab eller en anden enhed, skal der foretages lovmæssig og fornøden hensættelse, i henhold til hvilken tegningsoptionsindehaveren derefter - ved udnyttelse af sine tegningsoptioner - skal modtage sådanne aktier, værdipapirer eller andet, som tegningsoptionsindehaveren ville have modtaget, hvis tegningsoptions-indehaveren havde udnyttet sine tegningsoptioner forud for sådan en begivenheds indtræden og havde deltaget i begivenheden som aktionær.

5) **Reclassifications etc.**

In case the Company, at any time, reclassifies its shares or engages in a merger and thereby becomes the discontinuing entity, or is divided or sells all or substantially all of its assets to another corporation or entity, then lawful and adequate provision shall be made whereby thereafter the warrant holder shall receive upon exercise of the warrants, those shares securities or other items which the warrant holder would have received had the warrant holder exercised the warrants prior to such event and had participated in such event as a holder of shares.

6) **Opsamlingsbestemmelse**

Hvis Selskabet på noget tidspunkt foretager ændringer i aktiekapitalen, som påvirker samtlige aktier og som har indflydelse på tegningsoptionernes værdi, og som der ikke på anden måde er taget højde for i tegningsoptionerne, skal der foretages en rimelig justering af det antal aktier, som kan udstedes ved ud-

6) **Savings Clause**

In case the Company, at any time, makes any changes in the share capital that shall affect all the shares and does affect the value of the warrants and which is not otherwise provided for in the warrants, then a reasonable adjustment shall be made to the number of shares issuable upon exercise of the

nyttelse af tegningsoptionerne.

warrants.

### § 3.D.4 *Kapitalforhøjelse*

Bestyrelsen skal effektuere kapitalforhøjelse(r) i det omfang og på de(t) tidspunkt(er), tegningsoptionerne udnyttes. Følgende skal gælde i forbindelse med tegningen af aktier som følge af udnyttelse af tegningsoptionerne:

(i) Selskabets aktionærer skal ikke have ret til fortegning;

(ii) der skal ikke finde betaling sted til Selskabet, når aktierne tegnes, idet Selskabet har modtaget betaling ved udstedelsen af tegningsoptionerne svarende til en udnyttelseskurs på kr. 1.894,50 pr. aktiebeløb på DKK 100;

(iii) aktierne skal være omsætningspapirer udstedt gennem Værdipapircentralen;

(iv) aktierne skal udstedes på navn og noteres på navn i Selskabets aktiebog;

(v) aktierne skal ikke være underlagt nogen indløsningpligt;

(vi) der skal ikke gælde begrænsninger i aktiernes omsættelighed, bortset fra begrænsninger, der måtte følge af lovgivningen eller kontraktmæssige forhold;

(vii) ret til udbytte og andre rettigheder i Selskabet skal gælde fra tegningstidspunktet;

(viii) Selskabet skal bære alle omkostninger i forbindelse med udstedelsen af warranterne, hvilke skønnes at udgøre DKK 20.000;

### § 3.D.4 *Capital Increase*

The Board of Directors shall effect the capital increase(s) as and when the warrants are exercised. The following shall apply in connection with subscription for shares as a result of exercise of the warrants:

(i) the shareholders in the Company shall not be granted pre-emption rights;

(ii) no payment shall be made to the Company when the shares are subscribed since the Company has received consideration when issuing the warrants corresponding to an exercise price of DKK 1,894.50 per DKK 100 amount of shares;

(iii) the shares shall be negotiable instruments issued through the Danish VP Securities Services;

(iv) the shares shall be made out in the holder's name and shall be registered in the holder's name in the Company's share register;

(v) the shares shall not be subject to any duty of redemption;

(vi) no restriction shall apply to the shares with respect to negotiability other than restrictions that arise pursuant to law or contractual arrangements;

(vii) the right to receive dividend and other rights in the Company shall apply as from the time of subscription;

(viii) the Company shall bear all costs in connection with the issuance of the warrants, such costs are estimated at DKK 20,000;

(iv) tegningsoptionsindehaveren skal bære alle omkostninger i forbindelse med registrering af aktierne i Værdipapircentralen, hvilke skønnes at udgøre DKK 20.000.

§ 3.E **Tegningsoptioner (Overtagelse af Cytomation tegningsoptioner)**

***§ 3.E.1 Antal og betaling***

Bestyrelsen har i februar og marts 2003 på baggrund af bemyndigelse fra maj 2002 (forlænget i oktober 2002) tildelt 1.640.596 tegningsoptioner vederlagsfrit til visse tegningsoptionsindehavere i Cytomation, Inc. ("Optionsindehaverne"). Tegningsoptionerne træder i stedet for de tegningsoptioner, som Cytomation, Inc. har udstedt og som Selskabet har overtaget.

***§ 3.E.2 Udnyttelseskurs***

Hver tegningsoption giver Optionsindehaveren ret til at tegne én aktie på nominelt kr. 2 i Selskabet til en pris pr. aktie på kr. 2,00, 2,50, 22,48, 33,64, eller 37,39 pr. aktie á kr. 2, som nærmere anført i Tildelings-meddelelsen. Af de udstedte tegningsoptioner kan i alt 50.160 aktier tegnes til en pris på kr. 2,00, 5.017 aktier tegnes til en pris på kr. 2,50, 509.431 aktier tegnes til en pris på kr. 22,48, 552.286 aktier tegnes til en pris på kr. 33,64, og 523.702 aktier tegnes til en pris på kr. 37,39.

***§ 3.E.3 Udnyttelse***

Udnyttelse af tegningsoptionerne skal ske inden Udløbstidspunktet, hvilket er defineret i Tildelingsmeddelelsen. Udnyttelsen skal endvidere overholde an-

(iv) the warrant holder shall bear all costs pertaining to the shares becoming registered with the VP Securities Services, which costs are estimated at DKK 20,000.

§ 3.E **Stock Options (Assumption of Cytomation warrants)**

***§ 3.E.1 Quantity and Consideration***

Under the authority granted in May 2002 (extended in October 2002), the Board of Directors granted in February and March 2003 1,640,596 warrants free of charge to certain holders of warrants in Cytomation, Inc. (the "Holders"). The warrants replace the warrants issued by Cytomation, Inc. and assumed by the Company.

***§ 3.E.2 Exercise Price***

Each warrant entitles the Holder to subscribe for a share in the nominal amount of DKK 2 in the Company at a price per share of DKK 2.00, 2.50, 22.48, 33.64, or 37.39 per share of DKK 2, as further stated in the Grant Notice. On the basis of all issued warrants, 50,160 shares may be subscribed at a price of DKK 2.00, 5,017 shares may be subscribed at a price of DKK 2.50 509,431 shares may be subscribed at a price of DKK 22.48, 552,286 shares may be subscribed at a price of DKK 33.64, and 523,702 shares may be subscribed at a price of DKK 37.39.

***§ 3.E.3 Exercise***

Exercise of the warrants shall take place within the Exercise Period, which is defined in the Grant Notice. The exercise of the warrants shall also comply

dre love og regler, som gælder for tegningsoptionerne, og tegningsoptionerne kan ikke udnyttes, hvis Selskabet vurderer, at udnyttelsen ikke i al væsentlighed er i overensstemmelse med sådanne love og regler. Endvidere kan tegningsoptionerne ikke udnyttes med mindre aktierne udstedt på baggrund af tegningsoptionerne bliver registreret i henhold til United States Securities Act of 1933 som senere ændret, eller såfremt aktierne ikke registreres, at Selskabet har vurderet, at udnyttelsen og aktieudstedelsen er undtaget fra registreringspligten i henhold til Securities Act.

with other laws and regulations applicable to the warrants, and the warrants may not be exercised if the Company determines that the exercise would not be in material compliance with such laws and regulations. Furthermore, the warrants shall not be exercised unless the shares issuable upon exercise of the warrants are then registered under the United States Securities Act of 1933 as amended, or if such shares are not so registered, the Company has determined that exercise and issuance would be exempt from the registration requirements of the Securities Act.

**§ 3.E.4 *Fremgangsmåde ved udnyttelse***

Tegningsoptionerne udnyttes ved, at Optionsindehaveren inden for Udnyttelsesperioden til Selskabet indsender underskrevet tegningsliste med angivelse af det antal tegningsoptioner, der ønskes udnyttet, og bilagt det beløb (inkl. eventuel aktieomsætnings- og/eller kildeskat), som skal betales i forbindelse med tegningen af aktierne på grundlag af tegningsoptionerne.

**§ 3.E.4 *Procedure of Exercise***

The Holder shall exercise the warrants by submitting an executed subscription list within the Exercise Period to the Company, indicating the number of warrants which will be exercised and accompanied by the amount payable (including any transfer- and/or withholding taxes) in connection with the subscription for the shares on the basis of the warrants.

**§ 3.E.5 *Kapitalforhøjelse***

Ved modtagelse af den skriftlige meddelelse (relevante side i tegningslisten) og betaling som anført i § 3.E.4 inklusive Optionsindehaverens betaling af aktieomsætnings- eller kildeskat, er Selskabet forpligtet til at foranledige den fornødne aktieudvidelse gennemført senest 60 dage efter udløbet af det regnskabsår, hvor der blev givet behørig meddelelse. Dokumentation for, at Optionsindehaveren er behørigt registreret som aktionær udleveres snarest muligt efter, at kapitalforhøjelsen er registreret i Erhvervs- og Selskabsstyrelsen.

**§ 3.E.5 *Capital Increase***

Upon receipt of the written notice (execution page from subscription list) and the payment as set out in article 3.E.4 hereof including the payment by the Holder of any transfer or withholding taxes, the Company shall arrange for the necessary implementation of the capital increase no later than 60 days after the expiry of the accounting reference period in which duly notice was submitted. Evidence that the Holder has been duly recorded as shareholder shall be surrendered as soon as possible after the registration of the capital increase with the Danish Commerce and Companies Agency.

## § 3.E.6 *Bortfald*

(i) I det omfang Optionsindehaveren var medarbejder Selskabet eller et af dets datterselskaber den 1. juli 2002, bortfalder tegningsoptionerne, hvis Optionsindehaveren afskediges som følge af misligholdelse af sin ansættelsesaftale, som nærmere defineret i warrantplanen.

(ii) I det omfang Optionsindehaveren var bestyrelsesmedlem i Cytomation og/eller i Selskabet den 1. juli 2002, bortfalder tegningsoptionerne, hvis bestyrelsesmedlemmet udtræder af bestyrelsen i Cytomation og/eller Selskabet under visse omstændigheder, som nærmere er defineret i warrantplanen.

(iii) Ikke-udnyttede tegningsoptionerne bortfalder endvidere i det omfang, at meddelelse om udnyttelse (tegningsliste) ikke er kommet behørigt frem til Selskabet senest på Udløbsdatoen. Denne tegningsoptionsordning og eventuelle ikke-udnyttede tegningsoptioner, der tildeles i henhold til ordningen, bortfalder således på den i Tildelingsmeddelelsen definerede Udløbsdato.

## § 3.E.6 *Expiration*

(i) If the Holder was an employee of the Company or one of its subsidiaries as of 1 July 2002, the warrants shall be forfeited in the event the Holder is dismissed due to breach of his contract of employment for cause, as further defined in the Warrant Plan.

(ii) If the Holder was a director in Cytomation and/or the Company as of 1 July 2002, the warrants shall be forfeited in the event the Holder is dismissed or resigns as director in the Company and/or the Subsidiary under certain circumstances as further defined in the Warrant Plan.

(iii) Unexercised warrants shall also expire if the Company has not duly received the notice of exercise (Subscription Form) on or before the Date of Expiry. Thus, this warrant plan and any unexercised warrants granted hereunder expire on the Date of Expiry as defined in the Grant Notice.

## § 3.E.7 *Ændringer i vilkårene*

(1) Hvis Optionsindehaveren ønsker at udnytte sine tegningsoptioner efter

(i) at der er sket en forhøjelse af Selskabets aktiekapital med fortegningsret for de eksisterende aktionærer til at tegne aktier til en lavere kurs end markedskursen,

(ii) at Selskabet har udstedt konvertible obligationer eller andre konvertible lån,

## § 3.E.7 *Amendment of the Terms and Conditions*

(1) Where the Holder wishes to exercise his warrants after

(i) the share capital of the Company has been increased whereby the existing shareholders have been granted pre-emption rights to subscribe for the new shares at a price which is lower than the market price;

(ii) the Company has issued convertible bonds or other convertible loans, war-

tegningsoptioner (bortset fra de tegningsoptioner, der er omfattet af denne warrantordning eller eventuelle andre incitamentsordninger), og udstedelsen er sket med fortrinsret for de eksisterende aktionærer til en lavere kurs end markedskursen,

rants (except for the warrants comprised by this plan or any other employee incentive programme), and the existing shareholders have been granted pre-emption rights to subscribe for the new shares at a price which is lower than the market price;

(iii) at der er foretaget en fondsaktieemission (aktieudbytte),

(iii) bonus shares (stock dividend) have been issued;

(iv) at der er sket en nedsættelse af Selskabets aktiekapital, hvorved de eksisterende aktionærer har modtaget en udlodning fra Selskabet, der overstiger markedskursen, eller

(iv) the share capital of the Company has been decrease, whereby the existing shareholders have received a dividend from the Company exceeding the market price; or

(v) at der er udbetalt udbytte pr. regnskabsår på mere end 25% af aktiekapitalen,

(v) distribution of a dividend of more than 25 per cent of the share capital per accounting year;

skal den i Tildelingsmeddelelsen fastsatte Udnyttelseskurs og/eller aktieantal reguleres, således at Optionsindehaveren modtager en rimelig kompensation for den reduktion i tegningsoptionernes værdi, som den pågældende begivenhed måtte have medført. Kompensationen fastsættes endeligt af en revisor, der er udpeget af Selskabet.

the Exercise Price and/or the number of shares stated in the Grant Notice shall be adjusted to the effect that the Holder receives a fair compensation for the decrease in the value of the warrants caused by the event in question. An independent auditor appointed by the Company shall finally determine the compensation.

(2) Hvis en eller flere af tegningsoptionerne udnyttes efter eller i forbindelse med

(2) Where one or more warrants are exercised subsequent to or in connection with

(i) en fusion eller fission (spaltning) af Selskabet,

(i) a merger or de-merger (division) of the Company;

(ii) Selskabets likvidation eller

(ii) the liquidation of the Company;

(iii) andre tilsvarende ændringer i Selskabets kapitalstruktur, herunder men ikke begrænset til ændring i aktierne stykstørrelse, retablering af aktiekapitalen, sammenlægning eller oprettelse af aktieklasser;

(iii) the occurrence of other similar changes in the capital structure of the Company, including but not limited to a stock split, reverse stock split, re-capitalisation, combination or reclassification of stock;

er Optionsindehaveren berettiget til at

the Holder shall be entitled to receive

modtage tegningsoptioner i Selskabet til en ændret kurs (eller ved justering af det tildelte antal tegningsoptioner) eller i andre selskaber eller på anden måde tillægges aktiver, herunder men ikke begrænset til værdipapirer, eller kontanter, således at Optionsindehaveren modtager kompensation herfor. Kompensationen fastsættes endeligt af en revisor, der udpeges af Selskabet.

warrants in the Company at a new price (or by adjustment of the number of warrants granted) or in other companies, or in some other way be granted assets, including but not limited to securities, or cash in such a way that the Holder is compensated. An independent auditor appointed by the Company shall finally determine the compensation.

*§ 3.E.8 Overdragelse og pantsætning*

(1) Tegningsoptionerne kan ikke overdrages eller gøres til genstand for pantsætning eller udlæg, medmindre andet fremgår af §§ 3.E.8(2) and 3.E.8(3).

(2) I det omfang Optionsindehaveren var medarbejder i Selskabet eller et af dets datterselskaber den 1. juli 2002 skal følgende gælde: Ved Optionsindehaverens fratræden (uanset årsag bortset fra misligholdelse) forud for en eventuel børsnotering og for så vidt tegningsoptionerne ikke er bortfaldet i henhold til § 3.E.6, skal Optionsindehaveren tilbyde de tildelte tegningsoptioner til Selskabet eller en af Selskabet udpeget tredjemand til en kurs, der beregnes som forskellen mellem Udnyttelseskursen og aktiekursen beregnet på grundlag af Selskabets regnskabsmæssige indre værdi i henhold til årsrapporten for det seneste regnskabsår med tillæg af Selskabets overskud for perioden fra det igangværende regnskabsårs begyndelse og til og med det i forhold til den begivenhed, der har udløst tilbudspligten, senest udløbne kvartal. Den således opgjorte indre værdi skal tillægges goodwill, der værdiansættes endeligt af en af Selskabet udpeget uafhængig revisor på grundlag af skattemyndighedernes til enhver tid gældende beregningsmodel for goodwill. Hvis den således opgjorte værdi er nul eller negativ, sker overdragelse vederlagsfrit.

*§ 3.E.8 Transfer and Pledging*

(1) The warrants cannot – save articles 3.E.8(2) and 3.E.8(3) - be transferred, pledged or taken in execution.

(2) If the Holder was an employee of the Company or one of its subsidiaries as of 1 July 2002 the following shall apply: If the Holder's resignation or termination of employment (for whatever reason other than for cause) prior to any listing and provided that the warrants have not expired pursuant to article 3.E.6 above, warrants granted shall be offered by the Holder to the Company or any person designated by the Company at a price calculated as the difference between the Exercise Price and the price of the shares calculated on the basis of the book value of the Company as shown in the annual report for the most recent accounting year plus the Company's profits from the beginning of the current accounting year and until and including the most recently expired quarter in which the event that triggered the obligation to offer the shares for sale occurred. Goodwill shall be added to the Company's book value and shall be finally appraised by the Company's auditor on the basis of the calculation model used for goodwill by the tax authorities from time to time. In case the calculated value is zero or negative, the transfer shall be made free of charge.

(3) I det omfang Optionsindehaveren var bestyrelsesmedlem i Cytomation og/eller i Selskabet den 1. juli 2002, skal foregående afsnit også finde anvendelse i tilfælde af Optionsindehaverens udtræden af bestyrelsen i Cytomation og/eller i Selskabet, og for så vidt tegningsoptionerne ikke er bortfaldet i henhold til § 3.E.6. Hvis imidlertid Optionsindehaveren efter dennes udtræden fra bestyrelsen fortsat er ansat i Cytomation eller Selskabet, skal alene det foregående afsnit finde anvendelse.

(3) If the Holder was a director in the Subsidiary and/or the Company as of 1 July 2002, the preceding paragraph shall also apply in case of the Holder's resignation or dismissal as a director in the Subsidiary and/or the Company, provided that the warrants have not expired pursuant to article 3.E.6. If however, following the Holder's resignation or dismissal as a director, the Holder remains as an employee in the Company or the Subsidiary, only the preceding paragraph shall apply.

(4) Ved overdragelse af mindst 50 % af Selskabets aktier til tredjemand har Selskabet eller en af Selskabet anvist køber ret (men ikke pligt) til at erhverve tegningsoptionerne fra Optionsindehaveren (uanset om denne måtte være fratrådt) eller kræve udnyttelse af tildelte tegningsoptioner (i så fald kan udnyttelse ske uden for Udnyttelsesperioden). Optionskursen skal svare til den kurs, som tredjemand skal betale for de pågældende aktier med fradrag af den i Tildelingsmeddelelsen fastsatte udnyttelseskurs. Hvis aktierne erhverves efter påkrav om Optionsindehaverens udnyttelse, skal aktiekursen svare til den kurs, som tredjemand skal betale for de pågældende aktier.

(4) In the event of a transfer of at least 50% of the Company's shares to a third party, the Company or any buyer designated by the Company shall be entitled (but not obliged) to acquire the warrants from the Holder (whether or not he/she has resigned) or require the exercise of the warrants granted (in such case exercise can take place outside any Exercise Period). The price for the warrant shall correspond to the price payable by any third party for the shares in question less the exercise price stated in the Grant Notice. If the Holder acquires the shares subsequent to the requested exercise, the price for the shares shall correspond to the price payable by any third party for the shares in question.

### *§ 3.E.9 Fuldstændigt warrantprogram 2002*

Ovenstående vilkår gengiver hovedtrækkene i de i henhold til Optionsplanen og Tildelingsmeddelelsen gældende vilkår for tegningsoptionerne.

### *§ 3.E.9 Complete Warrant Program 2002*

The above terms reflect the principal features of the terms subject to which warrants are granted pursuant to the Option Plan and Grant Notice.

## § 3.F Warrant til medarbejdere udstedt i henhold til § 3.B den 30. april 2003 (2003- program)

## § 3.F Warrants Issued to Employees Pursuant to Article 3.B on 30 April 2003 (2003 program)

### *§ 3.F.1 Antal og betaling*

Bestyrelsen har i april 2003 på bag-

### *§ 3.F.1 Quantity and Consideration*

Under the authority granted in May

grund af bemyndigelse fra maj 2002, jf. vedtægternes § 3.B, tildelt visse medarbejdere (Medarbejderen) 161.989 tegningsoptioner.

For så vidt angår særlige bestemmelser vil §§ 3.C.2 til 3.C.9 være gældende.

De pågældende vilkår gengiver hovedtrækkene i den mellem Selskabet og Medarbejderen indgåede Aftale om successiv tildeling af tegningsoptioner med tilhørende plan for warrantordningen (tegningsoptioner) 2003.

2002, cf. article 3.B, the Board of Directors has granted in April 2003 161,989 warrants.

As regards the specific conditions articles 3.C.2 through 3.C.9 will apply.

The conditions reflect the principal features of the Agreement between the Company and the Employee on the successive grant of warrants together with a plan for the warrant program 2003.

**§ 3.G Warrant til medarbejdere udstedt i henhold til § 3.B den 20. august 2004**

**(2004-program)**

***§ 3.G.1 Antal og betaling***

Bestyrelsen har i august 2004 på baggrund af bemyndigelse fra maj 2002 jf. vedtægternes § 3.B tildelt visse medarbejdere (Medarbejderen) 500.000 tegningsoptioner.

For så vidt angår særlige bestemmelser vil §§ 3.C.2 til 3.C.9 være gældende.

De pågældende vilkår gengiver hovedtrækkene i den mellem Selskabet og Medarbejderen indgåede Aftale om successiv tildeling af tegningsoptioner med tilhørende plan for warrantordningen (tegningsoptioner) 2004.

**§ 3.G Warrants Issued to Employees Pursuant to Article 3.B on 20 August 2004**

**(2004 program)**

***§ 3.G.1 Quantity and Consideration***

Under the authority granted in May 2002, cf. article 3.B, the Board of Directors has granted in August 2002 500,000 warrants.

As regards the specific conditions articles 3.C.2 through 3.C.9 will apply.

The conditions reflect the principal features of the Agreement between the Company and the Employee on the successive grant of warrants together with a plan for the warrant program 2004.

**§ 3.H Warrant til medarbejdere udstedt i henhold til § 3.B den 28. oktober 2005**

**(2005 Program)**

***§ 3.H.1 Antal og betaling***

Bestyrelsen har i november 2005 på baggrund af bemyndigelse fra 23. sep-

**§ 3.H Warrants issued to employees pursuant to Article 3.B on 28 October 2005**

**(2005 program)**

***§ 3.H.1 Quantity and Consideration***

In November 2005 the Board of Directors has by virtue of authorisation from

tember 2005 jf. vedtægternes § 3.B tildelt visse medarbejdere (Medarbejderen) 500.000 warrants (tegningsoptioner).

23 September 2005, cf. Article 3.B of the Aticle of Association, granted certain employees (the Employee) 500,000 warrants (stock options).

For så vidt angår de nærmere vilkår finder §§ 3.C.2 til 3.C.9 tilsvarende anvendelse.

As regards the specific conditions articles 3.C.2 through 3.C.9 applies.

De pågældende vilkår gengiver hovedtrækkene i den mellem Selskabet og Medarbejderen indgåede aftale om successiv tildeling af tegningsoptioner med tilhørende plan for warrantordningen (tegningsoptioner) 2005.

The conditions reflect the principal features of the agreement between the Company and the Employee on the successive grant of option together with a plan for the Stock warrant program Option program 2005.

**§ 4. Selskabets aktier**

**§ 4. Shares**

4.1 Aktiernes udstedelse

4.1 Issue of Shares

Aktierne udstedes gennem Værdipapircentralen.

Shares shall be issued by the Danish VP Securities Services.

4.2 Aktiernes pålydende

4.2 Nominal Amount

Aktiernes pålydende er kr. 2,00.

The nominal amount of each share is DKK 2.00.

4.3 Værdipapirstatus

4.3 Status

Aktierne er omsætningspapirer.

The shares are negotiable instruments.

4.4 Aktiebog

4.4 Share Register

Værdipapircentralen skal føre en fortegnelse over samtlige Selskabets aktier (aktiebog).

The Danish Securities Centre shall keep a register of all the shares in the Company (the Share Register).

4.5 Navnenotering

4.5 Registered Shares

Aktierne skal lyde på navn, kan kun transporteres på navn og skal noteres på navn i Selskabets aktiebog.

The share certificates shall be issued in the holder's name, may be assigned only in the new holder's name and shall be registered in the holder's name in the Company's register of shareholders.

4.6 Stemmeret

4.6 Voting Right

| | | | |
|---|---|---|---|
| (1) | Til hvert aktiebeløb på kr. 2,00 er knyttet én stemme. | (1) | Each nominal share amount of DKK 2.00 carries one vote. |
| (2) | Stemmeretten kan udøves ved fuldmægtig, der ikke behøver at være aktionær, på betingelse af, at den nævnte fuldmægtig godtgør sin ret til at deltage i generalforsamlingen ved forevisning af adgangskort og ved fremlæggelse af en skriftlig, dateret fuldmagt. | (2) | The voting right may be exercised by proxy. It is not a requirement that the agent is a shareholder if the agent can substantiate his/her right to participate in the general meeting by presenting an admission card and a dated written proxy. |
| 4.7 | Omsættelighed | 4.7 | Negotiability |
| | Der gælder ingen indskrænkninger i aktiernes omsættelighed, bortset fra indskrænkninger som måtte følge af lov eller aftale. | | The negotiability of the shares shall not be subject to any restrictions, other than restrictions that arise pursuant to law and contractual arrangements. |
| 4.8 | Udbetaling af udbytte | 4.8 | Payment of Dividends |
| | Udbytte udbetales med frigørende virkning for Selskabet i overensstemmelse med aktieselskabslovens regler. Værdipapircentralen foranlediger det deklarerede udbytte udbetalt via et kontoførende pengeinstitut til de aktionærer, der på tidspunktet for udbetalingen er registreret i Værdipapircentralen. Retten til udbytte forældes 5 år efter forfaldsdagen. | | Dividends shall be paid in full discharge to the Company pursuant to the Danish Companies Act. The Danish VP Securities Services shall arrange for payment of the declared dividends through a depository bank to the shareholders registered at the Danish VP Securities Services at the time of the payment. The right to dividends shall become obsolete five years after the date of payment. |
| **§ 5.** | **Selskabets generalforsamling** | **§ 5.** | **General Meetings** |
| 5.1 | Sted | 5.1 | Place |
| | Generalforsamlinger afholdes i Glostrup Kommune eller andet sted i Storkøbenhavn. | | General meetings of the Company shall be held in the municipality of Glostrup or elsewhere in metropolitan Copenhagen. |
| 5.2 | Termin | 5.2 | Deadline |
| | Ordinær generalforsamling skal afholdes inden udgangen af hvert års maj måned. | | The annual general meeting shall be held before the expiry of the month of May each year. |

| | | | |
|---|---|---|---|
| 5.3 | Ekstraordinær generalforsamling | 5.3 | Extraordinary General Meetings |
| (1) | Der skal afholdes ekstraordinær generalforsamling, når det - til behandling af et bestemt emne – | (1) | An extraordinary general meeting shall be held when – for the consideration of a specific issue:- |
| (i) | besluttes af en generalforsamling, eller | (i) | decided by a general meeting; or |
| (ii) | skriftligt kræves af aktionærer, der ejer en tiendedel af aktiekapitalen, | (ii) | demanded in writing by shareholders representing one-tenth of the share capital; |
| | samt, når det – som hensigtsmæssigt – | | and when – being deemed appropriate:- |
| (iii) | besluttes af bestyrelsen, eller | (iii) | decided by the Board of Directors; or |
| (iv) | kræves af en revisor for Selskabet. | (iv) | demanded by an auditor of the company. |
| (2) | Hvis der ikke er meddelt længere frist af den, som har besluttet eller krævet den ekstraordinære generalforsamling afholdt, skal der indkaldes til denne inden for en frist af to uger. Fristen løber ved beslutning fra dagen for denne og ved krav fra dagen, hvor dette er modtaget af Selskabet. | (2) | Notice of an extraordinary general meeting shall be given within two weeks unless a longer period has been granted by the person(s) having either decided or demanded that an extraordinary general meeting shall be held. Such period shall begin, in the case of a decision to hold an extraordinary general meeting, from the day of such decision and, in the case of a demand for an extraordinary general meeting, from the day of the Company's receipt of such demand. |
| 5.4 | Indkaldelse | 5.4 | Notice |
| (1) | Generalforsamling indkaldes af bestyrelsen med ikke mere end 4 ugers og ikke mindre end 8 dages varsel, bekendtgørelsesdagen og generalforsamlingsdagen medregnet. | (1) | The Board of Directors shall convene general meetings with a maximum notice of four weeks and a minimum notice of eight days including the day of the announcement and the day of the general meeting. |
| (2) | Bekendtgørelse med angivelse af dagsorden skal ske pr. brev til hver enkelt aktionær. | (2) | The announcement shall include an agenda and shall be made by letter to each shareholder. |
| (3) | I indkaldelsen skal angives, hvilke em- | (3) | Notices shall specify the issues to be |

ner der skal behandles på generalforsamlingen. Såfremt der på generalforsamlingen skal behandles forslag, til hvis vedtagelse der kræves kvalificeret flertal, herunder forslag til vedtægtsændringer, skal forslagets væsentligste indhold angives.

(4) Bestyrelsen skal give meddelelse om indkaldelsen til Selskabets og, hvis Selskabet er moderselskab, til koncernens medarbejdere, hvis disse har afgivet meddelelse til bestyrelsen efter aktieselskabslovens § 177, stk. 1, 2. pkt.

5.5. Adgangskort

Enhver aktionær er berettiget til at møde og stemme på generalforsamlingen, når vedkommende senest 5 dage før dennes afholdelse har anmodet om et adgangskort til generalforsamlingen. Adgangskort udstedes til den, der ifølge aktiebogen er noteret som aktionær. For aktionærer, der ikke er noteret i aktiebogen kræves for udstedelse af adgangskort en ikke mere end 5 dage gammel depotudskrift fra Værdipapircentralen eller det kontoførende pengeinstitut (depotstedet) som dokumentation for aktiebesiddelsen tillige med en skriftlig erklæring fra aktionæren om, at denne ikke efter udfærdigelsen af udskriften har afhændet sine aktier eller agter at gøre dette, før generalforsamlingen er afholdt. Medmindre aktionæren angiver, hvortil adgangskort ønskes sendt, skal adgangskortet afhentes på Selskabets kontor senest dagen inden generalforsamlingen.

considered at the general meeting in question. Where the general meeting is to consider a proposal requiring a qualified majority to be adopted, including a proposal to amend the Articles of Association, the notice shall specify such proposal in all essentials.

(4) The employees of the Company and, where the Company is a parent company, the employees of the group shall be notified by the Board of Directors of the general meeting to be held, provided that such employees have notified the Board of Directors as provided by the second sentence of Section 177(1) of the Danish Companies Act.

5.5. Admission Cards

Any shareholder shall be entitled to attend and to vote at a General Meeting provided, however, that the shareholder has applied for an admission card to such General Meeting no later than five days prior thereto. Admission cards shall be issued to anyone who is registered as a shareholder in the Company's Register of Shareholders. Any shareholder who is not so registered may obtain an admission card by submitting a depository transcript issued no more than five days earlier by the Danish VP Securities Services or the depository bank (custodian bank) to document the shareholding together with a written statement from the shareholder to the effect that after the date of issue of the transcript he has not sold his shares nor does he intend to do so before the General Meeting has been held. Unless the shareholder states an address to which the admission card should be sent, the admission card shall be collected at the Company's offices no later than the day before the general meeting.

| | | | |
|---|---|---|---|
| 5.6 | Fremlæggelse af dokumentation | 5.6 | Submission of Documentation |
| | Bestyrelsen skal senest otte dage før generalforsamlingen fremlægge til eftersyn for aktionærerne på Selskabets kontor. | | Eight days before a general meeting the Board of Directors shall have made available for the shareholders' inspection at the Company's office: |
| (i) | dagsordenen og | (i) | the agenda; and |
| (ii) | de fuldstændige forslag, samt | (ii) | the full wording of the proposals to be considered at the general meeting; and |
| (iii) | for den ordinære generalforsamlings vedkommende - tillige evt. koncernregnskab og årsrapport med revisionspåtegning og ledelsesberetning. | (iii) | with respect to the annual general meeting, the annual report and the consolidated financial statements, if any, with the auditors' report and the directors' and officers' report. |
| 5.7 | Forslag fra aktionærerne | 5.7 | Shareholders' Proposals |
| (1) | En aktionær har ret til at få et bestemt emne behandlet på generalforsamlingen, såfremt aktionæren skriftligt fremsætter krav herom over for bestyrelsen i så god tid, at emnet kan optages på dagsordenen for generalforsamlingen. | (1) | All shareholders are entitled to have an issue considered at the general meeting if submitting a written request in such respect to the Board of Directors in time for the issue to be placed on the agenda for the general meeting in question. |
| (2) | En aktionær kan påregne at få et bestemt emne behandlet på den ordinære generalforsamling, såfremt aktionæren skriftligt fremsætter krav herom over for bestyrelsen inden to måneder efter regnskabsårets udløb. | (2) | All shareholders may expect to have an issue considered at the annual general meeting if submitting a written request in such respect to the Board of Directors within two months after the expiry of the accounting year. |
| 5.8 | Dagsorden | 5.8 | Agenda |
| | På den ordinære generalforsamling skal evt. koncernregnskab og årsrapport med revisionspåtegning og ledelsesberetning fremlægges og følgende foretages: | | At the annual general meeting the annual report and the consolidated financial statements, if any, with the auditors' report and the directors' and officers' report shall be submitted, and the following items shall be included on the agenda: |
| (a) | Beretning om Selskabets virksomhed. | (a) | Report on the Company's activities during the past financial year. |

| | | | |
|---|---|---|---|
| (b) | Forelæggelse til godkendelse af årsrapport og koncernregnskab med revisionspåtegning til godkendelse samt ledelsesberetning. | (b) | Presentation for adoption of the annual report and the consolidated financial statements, if any, with the auditors' report and the directors' and officers' report. |
| (c) | Meddelelse af decharge for bestyrelse og direktion. | (c) | Decharge of the Board of Directors and the Board of Officers from their obligations. |
| (d) | Forelæggelse af forslag om anvendelse af overskud eller dækning af tab i henhold til den godkendte årsrapport. | (d) | Submission of proposal for allocation of profits or balancing of losses as shown in the annual report adopted. |
| (e) | Valg af medlemmer til bestyrelsen. | (e) | Election of Directors. |
| (f) | Valg af revisor. | (f) | Appointment of Auditor(s). |
| (g) | Beslutning om ratihabering af tegningsoptioner tildelt af bestyrelsen i medfør af § 3.B. | (g) | Submission of proposal for ratification of warrants granted by the Board of Directors pursuant to article. 3.B. |
| (h) | Bemyndigelse til køb af egne aktier. | (h) | Authorisation to buy own shares. |
| 5.9 | Dirigent | 5.9 | Chairman |
| | Forhandlingerne på generalforsamlingen ledes af en dirigent, der udpeges af bestyrelsen. Dirigenten afgør alle spørgsmål vedrørende emnernes behandlingsmåde, stemmeafgivning og resultatet heraf. | | A Chairman appointed by the Board of Directors shall preside over the proceedings at general meetings and decide upon all questions of procedure, voting and voting results. |
| 5.10 | Beslutningskompetence | 5.10 | Competence |
| | På generalforsamlingen kan beslutning kun tages om de forslag, der har været optaget på dagsordenen. | | At general meetings only resolutions included on the agenda may be passed. |
| 5.11 | Stemmeflertal | 5.11 | Majority of Votes |
| | Generalforsamlingen træffer beslutning ved simpelt stemmeflertal, medmindre andet følger af lovgivningen eller af Selskabets vedtægter. | | At general meetings resolutions shall be decided by simple majority of votes unless otherwise prescribed by law or the Articles of Association. |
| 5.12 | Referat | 5.12 | Minutes |

Et referat af generalforsamlingen indføres i Selskabets forhandlingsprotokol. Referatet skal underskrives af dirigenten og af bestyrelsens formand.

The proceedings at general meetings shall be recorded in the Company's minute book, which shall be signed by the chairman of the general meeting and the chairman of the Board of Directors.

**§ 6. Selskabets bestyrelse**

**§ 6. Board of Directors**

6.1 Sammensætning

6.1 Composition

(1) Til Selskabets bestyrelse vælger generalforsamlingen mindst tre og højst syv medlemmer.

(1) The general meeting shall elect at least three but not more than seven Directors.

(2) Udover de af generalforsamlingen valgte medlemmer i henhold til § 6.1(i) har medarbejderne i Selskabet og dets datterselskaber ret til at udpege tre medlemmer til Selskabets bestyrelse efter følgende regler:

(2) In addition to the members elected by the general meeting pursuant to article 6.1(i) the employees of the Company and its subsidiaries shall be entitled to appoint, from and among the employees, three members to the Board of Directors of the Company according to the following rules:

(i) To medlemmer udpeges af og blandt de medarbejdere, der på udpegelsestidspunktet har været ansat i Selskabet eller et af dets danske datterselskaber i hele det forudgående år.

(i) Two directors are to be appointed from and among the employees who have been employed by the Company or one of its Danish subsidiaries throughout the year immediately preceding the appointment.

(ii) Et medlem udpeges af og blandt de medarbejdere, der på udpegelsestidspunktet har været ansat i et af Selskabets amerikanske datterselskaber i hele det forudgående år.

(ii) One director is to be appointed from and among the employees who have been employed by one of the US subsidiaries of the Company throughout the year immediately preceding the appointment.

(iii) Udpegelsen af bestyrelsesmedlemmer i henhold til § 6.1(2) skal nærmere ske efter en analogi af reglerne i aktieselskabslovens § 49, stk. 3 eller efter en alternativ valgprocedure, som er foreslået eller tiltrådt af Selskabet og accepteret blandt medarbejderne i Selskabet og dets danske datterselskaber.

(iii) The appointment of directors pursuant to article 6.1(2) is to be carried out by analogy with Section 49.3 of the Danish Companies Act or by an alternative election procedure suggested or allowed by the Company and accepted by the employees of the Company and its Danish subsidiaries.

(iv) Retten til at udpege bestyrelsesmedlemmer ifølge § 6.1(2) er til enhver tid

(iv) The right to appoint directors pursuant to article 6.1(2) shall always be condi-

betinget af, at generalforsamlingen har valgt mindst seks bestyrelsesmedlemmer.

tional on the general meeting having elected at least 6 members to the Board of Directors.

(v) Retten til at udpege bestyrelsesmedlemmer i henhold til § 6.1(2) bortfalder, og de udpegede bestyrelsesmedlemmer udtræder af bestyrelsen på det tidspunkt, hvor medarbejderne i Selskabet og dets danske datterselskaber måtte tage skridt til en ja-/nej-afstemning med henblik på at vælge koncernrepræsentation efter reglerne i aktieselskabslovens § 49, stk. 3.

(v) The right to appoint directors pursuant to article 6.1(2) shall lapse and the appointed directors resign from the Board of Directors at the time when the employees take steps to a yes/no voting regarding then election of directors from among the employees pursuant to Section 49.3 of the Danish Companies Act.

6.2 Valgperioder

Bestyrelsesmedlemmer, som er valgt af generalforsamlingen, afgår på hvert års ordinære generalforsamling, men kan genvælges.

6.2 Term of Office

The directors elected by the general meeting shall resign at each annual general meeting but shall be eligible for re-election.

6.3 Formand og næstformand

(1) Bestyrelsen vælger blandt sine medlemmer en formand.

(2) Bestyrelsen kan vælge en næstformand, der i formandens fravær i enhver henseende træder i formandens sted.

6.3 Chairman and Vice Chairman

(1) The Board of Directors shall elect their chairman from among themselves.

(2) The Board of Directors may choose to elect a vice chairman, who, in the chairman's absence, shall have the same powers as the chairman in every respect.

6.4 Beslutningsdygtighed

Bestyrelsen er beslutningsdygtig, når quorum foreligger. Quorum foreligger, når over halvdelen af bestyrelsesmedlemmerne er til stede.

6.4 Quorum

The Board of Directors has power to resolve on an issue when a quorum exists. A quorum is deemed to exist when more than half of the directors are present.

6.5 Stemmeflertal

Bestyrelsen træffer beslutning ved simpelt stemmeflertal. I tilfælde af stemmelighed gør formandens stemme udslaget.

6.5 Majority of Votes

At board meetings resolutions shall be decided by simple majority of votes. The chairman shall have the casting vote in a situation of equality of votes.

| | | | |
|---|---|---|---|
| 6.6 | Forretningsorden | 6.6 | Rules of Procedure |
| | Bestyrelsen træffer ved en forretningsorden nærmere bestemmelse om udførelsen af sit hverv. | | The Board of Directors shall lay down rules of their procedure. |
| 6.7 | Referat | 6.7 | Minutes |
| | Et referat af hvert bestyrelsesmøde skal indføres i Selskabets forhandlingsprotokol. Referatet skal underskrives af samtlige bestyrelsesmedlemmer. | | The proceedings at board meetings shall be recorded in the Company's minute book, which shall be signed by all directors. |
| 6.8 | Bestyrelseshonorar | 6.8 | Remuneration |
| | Bestyrelsesmedlemmerne oppebærer et årligt honorar, hvis størrelse fastsættes i årsrapporten for det pågældende år. | | The directors shall be remunerated annually as fixed in the annual report for the year in question. |
| 6.9 | Corporate Governance | 6.9 | Corporate Governance |
| | Bestyrelsen skal udarbejde og løbende ajourføre et regelsæt for god selskabsledelse – Corporate Governance – for Selskabet. | | The directors shall draw up and on an on-going basis update a code of practice for Corporate Governance for the Company. |
| **§ 7.** | **Selskabets direktion** | **§ 7.** | **Board of Officers** |
| 7.1 | Sammensætning | 7.1 | Composition |
| | Bestyrelsen ansætter en direktion bestående af 1-3 direktører. Hvis direktionen består af flere direktører, skal én af disse udnævnes til administrerende direktør. | | The Board of Directors shall employ at least one but not more than three officers to comprise the Company's Board of Officers. Where more than one officer is employed, one of them shall be appointed chief executive officer. |
| 7.2 | Kompetencefordeling | 7.2 | Powers |
| | Hvis direktionen består af flere direktører, skal regler for direktørernes indbyrdes kompetence og forretningsførelse fastlægges af bestyrelsen i en instruks til direktionen. | | Where more than one officer is employed, rules specifying their respective powers and the performance of their duties shall be laid down by the Board of Directors in a set of written instructions to the the Board of Officers. |

| | | | |
|---|---|---|---|
| 7.3 | Prokura | 7.3 | Powers of Procuration |
| | Bestyrelsen kan meddele prokura, enkel eller kollektiv. | | The Board of Directors may grant powers of procuration to one person alone or more persons jointly. |
| **§ 8.** | **Selskabets tegningsregel** | **§ 8.** | **Signature Rules** |
| | Selskabet tegnes af formanden eller næstformanden for bestyrelsen i forening med en direktør, eller af formanden eller næstformanden for bestyrelsen i forening med to bestyrelsesmedlemmer. | | The Company shall be bound by the joint signatures of the chairman or the vice chairman and an officer, or by the joint signatures of the chairman or the vice chairman of the Board of Directors and two directors. |
| **§ 9.** | **Selskabets revision** | **§ 9.** | **Auditor(s)** |
| 9.1 | Sammensætning | 9.1 | Composition |
| | Revision foretages af én eller to revisorer, der skal være statsautoriserede. | | The audit shall be performed by one or two state-authorised public accountants. |
| 9.2 | Valgmåden | 9.2 | Appointment |
| | Revisor vælges af den ordinære generalforsamling for et år ad gangen. | | The auditor(s) shall be appointed by the annual general meeting for one year at a time. |
| 9.3 | Revisionsomfang | 9.3 | Audit Scope |
| | Det påhviler revisor at revidere årsrapporten i overensstemmelse med god revisionsskik. | | The annual report shall be audited by the auditor(s) in accordance with generally accepted auditing practices. |
| **§ 10.** | **Selskabets regnskab** | **§ 10.** | **Financial Statements** |
| 10.1 | Regnskabsåret | 10.1 | Financial Year |
| | Selskabets regnskabsår er kalenderåret. | | The accounting year of the Company shall follow the calendar year. |
| 10.2 | Opgørelsesprincipper | 10.2 | Accounting Principles |
| | Selskabets årsrapport udarbejdes under omhyggelig hensyntagen til tilstedeværende aktiver og forpligtelser og | | When preparing the Company's annual report due consideration shall be given to the existing assets and liabilities of |

under foretagelse af de efter bestyrelsens skøn fornødne afskrivninger og hensatte forpligtelser med sigte på, at årsrapporten giver et retvisende billede af Selskabets og evt. koncernens aktiver og passiver, den finansielle stilling samt årets resultat.

the Company and the depreciation, amortisations and provisions deemed necessary by the Board of Directors shall be made so that the annual report presents a true and fair view of the Company's and, if applicable, the group's assets and liabilities, financial position and result of operations for the year.

10.3 Disponering af årets overskud/underskud

10.3 Allocation of Profits or Balancing of Losses

Årets overskud/underskud sammenlægges med overskud/underskud, som er fremført fra tidligere år. Fremkommer der herved et disponibelt overskud, henlægges heraf til Selskabets reserver, hvad der er nødvendigt efter Selskabets finansielle stilling og forventninger til fremtiden. Det resterende disponible overskud anvendes efter generalforsamlingens nærmere bestemmelse, dog må generalforsamlingen ikke beslutte udbetaling af højere udbytte end foreslået eller tiltrådt af bestyrelsen.

Each year' s profit or loss shall be added to the profits or losses brought forward from previous years. From any disposable profit resulting therefrom the amount rendered necessary by the Company's financial position and prospects shall be transferred to the reserves. Any remaining disposable profit shall be applied as determined by the general meeting, always provided that the general meeting shall not distribute dividends of a higher amount than proposed or accepted by the Board of Directors.

--oo0oo--

--oo0oo--

Således vedtaget på bestyrelsesmødet den 24. august 2006.

Adopted at the board meeting on 24 August 2006.

§ 3.1 ændret i henhold til bestyrelsens beslutning af 24. august 2006 og i henhold til bemyndigelse, jf. § 3.B.

Article 3.1 has been amended according to the resolution made by the Board of Directors on 24 August 2006 and according to authorisation, cf. article 3.B.

Vibeke Holst-Andersen

Den 4. oktober 2006 blev de nedenfor anførte beslutninger truffet af bestyrelsen i

On 4 October 2006, the resolutions recorded below were passed by the Board of Directors in



**Dako A/S**
(CVR No. 26 51 99 50)
("the Company")

per capsulam.

per capsulam.

**Deltagere:**

**Fra bestyrelsen:**
Sonnich Fryland (formand)
Terje Kalland
Viggo Harboe
Kurt Anker Nielsen
Steven P. Novak
Jesper Lohse
Joel Weisenberger
Camilla Schmidt

**Fra direktionen:**
Patrik Dahlén
Leif Nørgaard

**Fra revisor:**
Ingen

**Andre deltagere:**
Ingen

**Afbud:**
Ingen

Der forelå følgende **dagsorden**:

1. Formalia
2. Kapitalforhøjelse som følge af udnyttelse af warrants tildelt i februar og marts 2003

**Participating:**

**From the Board of Directors:**
Sonnich Fryland (Chairman)
Terje Kalland
Viggo Harboe
Kurt Anker Nielsen
Steven P. Novak
Jesper Lohse
Joel Weisenberger
Camilla Schmidt

**From the Board of Management:**
Patrik Dahlén
Leif Nørgaard

**From the Auditor of the Company:**
None

**Other participants:**
None

**Excused:**
None

**The agenda** contained the following items:

1. Formalities
2. Capital increase following exercise of warrants granted in February and March 2003

**Dokumentationsliste**

Følgende dokumenter var blevet forelagt bestyrelsen før mødet:

1. Referat af bestyrelsesmødet afholdt den 28. februar 2003,
2. Referat af bestyrelsesmødet afholdt den 28. marts 2003,
3. Plan for Cytomation, Stock Option Program i DakoCytomation A/S (tegningsoptioner) 2002,
4. Standard ombytningsmeddelelse, og
5. Tegningsliste (meddelelse om udnyttelse).

**List of Documents:**

The following documents had been made available to the directors before the discussions:

1. Minutes from the board meeting dated 28 February 2003,
2. Minutes from the board meeting dated 28 March 2003,
3. Plan for Stock Option Programme in DakoCytomation A/S (Share Options 2002),
4. Form Replacement Stock Options Grant Notice, and
5. Subscription list (Notice of Exercises)

**Ad 1 Formalia**

Formanden besluttede, at bestyrelsen var beslutningsdygtig i relation til beslutningsforslaget anført i dagsordenen.

**Re 1 Formalities**

**RULED** by the Chairman that the Board of Directors was quorate and accordingly that the Board of Directors could lawfully transact the business contained in the agenda.

**Ad 2 Kapitalforhøjelse som følge af udnyttelse af warrants tildelt i februar og marts 2003**

Formanden henviste til bestyrelsens beslutninger af hhv. 28. februar 2003 og 28. marts 2003, hvor bestyrelsen havde besluttet at tildele Cytomation-medarbejderne tegningsoptioner (overtagelse af Cytomation aktieoptioner). Formanden henviste endvidere til § 3.E i Selskabets vedtægter.

Formanden oplyste, at Selskabet havde modtaget korrekt underskrevet tegningsliste fra George Malachowski sammen med indbetaling af DKK 179.200 svarende til 8.000 aktier med

**Re 2 Capital increase following exercise of warrants granted in February and Marts 2003**

The Chairman referred to the Board of Directors' decisions of 28 February 2003 and 28 March 2003 respectively with related documentation, according to which the Board of Directors had granted the Cytomation employees warrants (assumption of Cytomation Stock Options). Further the Chairman referred to section 3.E in the Articles of Association.

The Chairman informed that the Company had received duly executed subscription list from Mr. George Malachowski together with payment of DKK 179,200 corresponding to

pålydende på DKK 2 til kurs 1.120.

8,000 shares each in the nominal amount of DKK 2 at a price of 1,120.

Formanden henviste til bemyndigelsen vedtaget på ordinær generalforsamling den 28. november 2002, hvormed bestyrelsen er bemyndiget til at forhøje Selskabets aktiekapital ved udnyttelse af tegningsretter uden fortegningsret. Formanden henviste til bestyrelsesbeslutningerne af 28. februar 2003 og ændret den 28. marts 2003, som indeholdt vilkårene for tegning af kapitalforhøjelserne.

The Chairman referred to the authorisation adopted at the Annual General Meeting 28 November 2002 according to which the Board of Directors is authorised to increase the Company's share capital without conferring pre-emption rights upon the existing shareholders upon the exercise of warrants. The Chairman referred to the Board Resolution dated 28 February 2003 outlining the conditions for the subscription to the share capital.

På denne baggrund foreslog formanden, at Selskabets aktiekapital forhøjes fra DKK 78.671.748 med i alt DKK 16.000 til DKK 78.687.748.

On this basis, the Chairman suggested that the share capital was increased from DKK 78,671,748 by DKK 16,000 to DKK 78,687,748.

Punktet blev drøftet.

The issue was discussed.

Bestyrelsen besluttede at forhøje aktiekapitalen med DKK 16.000.

**RESOLVED** to pass a resolution to increase the share capital by DKK 16,000.

Bestyrelsen besluttede desuden at bemyndige Vibeke Holst-Andersen til at ændre Selskabets vedtægter, således at kapitalforhøjelsen fremgår heraf, samt anmelde kapitalforhøjelsen til Erhvervs- og Selskabsstyrelsen.

**RESOLVED FURTHER** to authorise Ms. Vibeke Holst-Andersen to amend the Articles of Association reflecting the capital increase including filing of the capital increase with the Danish Commerce and Companies Agency.

*****

**I bestyrelsen/Board of Directors**

| | | |
|---|---|---|
| Sonnich Fryland | | Terje Kalland |
| Viggo Harboe | Kurt Anker Nielsen | Steven P. Novak |
| Jesper Lohse | Joel Weisenberger | Camilla Schmidt |

pålydende på DKK 2 til kurs 1.120.

8,000 shares each in the nominal amount of DKK 2 at a price of 1,120.

Formanden henviste til bemyndigelsen vedtaget på ordinær generalforsamling den 28. november 2002, hvormed bestyrelsen er bemyndiget til at forhøje Selskabets aktiekapital ved udnyttelse af tegningsretter uden fortegningsret. Formanden henviste til bestyrelsesbeslutningerne af 28. februar 2003 og ændret den 28. marts 2003, som indeholdt vilkårene for tegning af kapitalforhøjelserne.

The Chairman referred to the authorisation adopted at the Annual General Meeting 28 November 2002 according to which the Board of Directors is authorised to increase the Company's share capital without conferring pre-emption rights upon the existing shareholders upon the exercise of warrants. The Chairman referred to the Board Resolution dated 28 February 2003 outlining the conditions for the subscription to the share capital.

På denne baggrund foreslog formanden, at Selskabets aktiekapital forhøjes fra DKK 78.671.748 med i alt DKK 16.000 til DKK 78.687.748.

On this basis, the Chairman suggested that the share capital was increased from DKK 78,671,748 by DKK 16,000 to DKK 78,687,748.

Punktet blev drøftet.

The issue was discussed.

Bestyrelsen besluttede at forhøje aktiekapitalen med DKK 16.000.

**RESOLVED** to pass a resolution to increase the share capital by DKK 16,000.

Bestyrelsen besluttede desuden at bemyndige Vibeke Holst-Andersen til at ændre Selskabets vedtægter, således at kapitalforhøjelsen fremgår heraf, samt anmelde kapitalforhøjelsen til Erhvervs- og Selskabsstyrelsen.

**RESOLVED FURTHER** to authorise Ms. Vibeke Holst-Andersen to amend the Articles of Association reflecting the capital increase including filing of the capital increase with the Danish Commerce and Companies Agency.

*****

**I bestyrelsen/Board of Directors**

| | | |
|---|---|---|
| Sonnich Fryland | | Terje Kalland |
| Viggo Harboe | Kurt Anker Nielsen | Steven P. Novak |
| Jesper Lohse | Joel Weisenberger | Camilla Schmidt |

pålydende på DKK 2 til kurs 1.120.

8,000 shares each in the nominal amount of DKK 2 at a price of 1,120.

Formanden henviste til bemyndigelsen vedtaget på ordinær generalforsamling den 28. november 2002, hvormed bestyrelsen er bemyndiget til at forhøje Selskabets aktiekapital ved udnyttelse af tegningsretter uden fortegningsret. Formanden henviste til bestyrelsesbeslutningerne af 28. februar 2003 og ændret den 28. marts 2003, som indeholdt vilkårene for tegning af kapitalforhøjelserne.

The Chairman referred to the authorisation adopted at the Annual General Meeting 28 November 2002 according to which the Board of Directors is authorised to increase the Company's share capital without conferring pre-emption rights upon the existing shareholders upon the exercise of warrants. The Chairman referred to the Board Resolution dated 28 February 2003 outlining the conditions for the subscription to the share capital.

På denne baggrund foreslog formanden, at Selskabets aktiekapital forhøjes fra DKK 78.671.748 med i alt DKK 16.000 til DKK 78.687.748.

On this basis, the Chairman suggested that the share capital was increased from DKK 78,671,748 by DKK 16,000 to DKK 78,687,748.

Punktet blev drøftet.

The issue was discussed.

Bestyrelsen besluttede at forhøje aktiekapitalen med DKK 16.000.

**RESOLVED** to pass a resolution to increase the share capital by DKK 16,000.

Bestyrelsen besluttede desuden at bemyndige Vibeke Holst-Andersen til at ændre Selskabets vedtægter, således at kapitalforhøjelsen fremgår heraf, samt anmelde kapitalforhøjelsen til Erhvervs- og Selskabsstyrelsen.

**RESOLVED FURTHER** to authorise Ms. Vibeke Holst-Andersen to amend the Articles of Association reflecting the capital increase including filing of the capital increase with the Danish Commerce and Companies Agency.

*****

**I bestyrelsen/Board of Directors**

| | | |
|---|---|---|
| Sonnich Fryland | | Terje Kalland |
| Viggo Harboe | Kurt Anker Nielsen | Steven P. Novak |
| Jesper Lohse | Joel Weisenberger | Camilla Schmidt |

pålydende på DKK 2 til kurs 1.120.

8,000 shares each in the nominal amount of DKK 2 at a price of 1,120.

Formanden henviste til bemyndigelsen vedtaget på ordinær generalforsamling den 28. november 2002, hvormed bestyrelsen er bemyndiget til at forhøje Selskabets aktiekapital ved udnyttelse af tegningsretter uden fortegningsret. Formanden henviste til bestyrelsesbeslutningerne af 28. februar 2003 og ændret den 28. marts 2003, som indeholdt vilkårene for tegning af kapitalforhøjelserne.

The Chairman referred to the authorisation adopted at the Annual General Meeting 28 November 2002 according to which the Board of Directors is authorised to increase the Company's share capital without conferring pre-emption rights upon the existing shareholders upon the exercise of warrants. The Chairman referred to the Board Resolution dated 28 February 2003 outlining the conditions for the subscription to the share capital.

På denne baggrund foreslog formanden, at Selskabets aktiekapital forhøjes fra DKK 78.671.748 med i alt DKK 16.000 til DKK 78.687.748.

On this basis, the Chairman suggested that the share capital was increased from DKK 78,671,748 by DKK 16,000 to DKK 78,687,748.

Punktet blev drøftet.

The issue was discussed.

Bestyrelsen besluttede at forhøje aktiekapitalen med DKK 16.000.

**RESOLVED** to pass a resolution to increase the share capital by DKK 16,000.

Bestyrelsen besluttede desuden at bemyndige Vibeke Holst-Andersen til at ændre Selskabets vedtægter, således at kapitalforhøjelsen fremgår heraf, samt anmelde kapitalforhøjelsen til Erhvervs- og Selskabsstyrelsen.

**RESOLVED FURTHER** to authorise Ms. Vibeke Holst-Andersen to amend the Articles of Association reflecting the capital increase including filing of the capital increase with the Danish Commerce and Companies Agency.

*****

**I bestyrelsen/Board of Directors**

| | | |
|---|---|---|
| Sonnich Fryland | | Terje Kalland |
| Viggo Harboe | Kurt Anker Nielsen | Steven P. Novak |
| Jesper Lohse | Joel Weisenberger | Camilla Schmidt |

pålydende på DKK 2 til kurs 1.120.

Formanden henviste til bemyndigelsen vedtaget på ordinær generalforsamling den 28. november 2002, hvormed bestyrelsen er bemyndiget til at forhøje Selskabets aktiekapital ved udnyttelse af tegningsretter uden fortegningsret. Formanden henviste til bestyrelsesbeslutningerne af 28. februar 2003 og ændret den 28. marts 2003, som indeholdt vilkårene for tegning af kapitalforhøjelserne.

På denne baggrund foreslog formanden, at Selskabets aktiekapital forhøjes fra DKK 78.671.748 med i alt DKK 16.000 til DKK 78.687.748.

Punktet blev drøftet.

Bestyrelsen besluttede at forhøje aktiekapitalen med DKK 16.000.

Bestyrelsen besluttede desuden at bemyndige Vibeke Holst-Andersen til at ændre Selskabets vedtægter, således at kapitalforhøjelsen fremgår heraf, samt anmelde kapitalforhøjelsen til Erhvervs- og Selskabsstyrelsen.

8,000 shares each in the nominal amount of DKK 2 at a price of 1,120.

The Chairman referred to the authorisation adopted at the Annual General Meeting 28 November 2002 according to which the Board of Directors is authorised to increase the Company's share capital without conferring pre-emption rights upon the existing shareholders upon the exercise of warrants. The Chairman referred to the Board Resolution dated 28 February 2003 outlining the conditions for the subscription to the share capital.

On this basis, the Chairman suggested that the share capital was increased from DKK 78,671,748 by DKK 16,000 to DKK 78,687,748.

The issue was discussed.

**RESOLVED** to pass a resolution to increase the share capital by DKK 16,000.

**RESOLVED FURTHER** to authorise Ms. Vibeke Holst-Andersen to amend the Articles of Association reflecting the capital increase including filing of the capital increase with the Danish Commerce and Companies Agency.

*****

**I bestyrelsen/Board of Directors**

| | | |
|---|---|---|
| Sohnich Fryland | | Terje Kalland |
| Viggo Harboe | Kurt Anker Nielsen | Steven P. Novak |
| Jesper Lohse | Joel Weisenberger | Camilla Schmidt |

| | |
|---|---|
| pålydende på DKK 2 til kurs 1.120. | 8,000 shares each in the nominal amount of DKK 2 at a price of 1,120. |
| Formanden henviste til bemyndigelsen vedtaget på ordinær generalforsamling den 28. november 2002, hvormed bestyrelsen er bemyndiget til at forhøje Selskabets aktiekapital ved udnyttelse af tegningsretter uden fortegningsret. Formanden henviste til bestyrelsesbeslutningerne af 28. februar 2003 og ændret den 28. marts 2003, som indeholdt vilkårene for tegning af kapitalforhøjelserne. | The Chairman referred to the authorisation adopted at the Annual General Meeting 28 November 2002 according to which the Board of Directors is authorised to increase the Company's share capital without conferring pre-emption rights upon the existing shareholders upon the exercise of warrants. The Chairman referred to the Board Resolution dated 28 February 2003 outlining the conditions for the subscription to the share capital. |
| På denne baggrund foreslog formanden, at Selskabets aktiekapital forhøjes fra DKK 78.671.748 med i alt DKK 16.000 til DKK 78.687.748. | On this basis, the Chairman suggested that the share capital was increased from DKK 78,671,748 by DKK 16,000 to DKK 78,687,748. |
| Punktet blev drøftet. | The issue was discussed. |
| Bestyrelsen besluttede at forhøje aktiekapitalen med DKK 16.000. | **RESOLVED** to pass a resolution to increase the share capital by DKK 16,000. |
| Bestyrelsen besluttede desuden at bemyndige Vibeke Holst-Andersen til at ændre Selskabets vedtægter, således at kapitalforhøjelsen fremgår heraf, samt anmelde kapitalforhøjelsen til Erhvervs- og Selskabsstyrelsen. | **RESOLVED FURTHER** to authorise Ms. Vibeke Holst-Andersèn to amend the Articles of Association reflecting the capital increase including filing of the capital increase with the Danish Commerce and Companies Agency. |

*****

**I bestyrelsen/Board of Directors**

| | | |
|---|---|---|
| Sonnich Fryland | | Terje Kalland |
| Viggo Harboe | Kurt Anker Nielsen | Steven P. Novak |
| Jesper Lohse | Joel Weisenberger | Camilla Schmidt |

pålydende på DKK 2 til kurs 1.120.

8,000 shares each in the nominal amount of DKK 2 at a price of 1,120.

Formanden henviste til bemyndigelsen vedtaget på ordinær generalforsamling den 28. november 2002, hvormed bestyrelsen er bemyndiget til at forhøje Selskabets aktiekapital ved udnyttelse af tegningsretter uden fortegningsret. Formanden henviste til bestyrelsesbeslutningerne af 28. februar 2003 og ændret den 28. marts 2003, som indeholdt vilkårene for tegning af kapitalforhøjelserne.

The Chairman referred to the authorisation adopted at the Annual General Meeting 28 November 2002 according to which the Board of Directors is authorised to increase the Company's share capital without conferring pre-emption rights upon the existing shareholders upon the exercise of warrants. The Chairman referred to the Board Resolution dated 28 February 2003 outlining the conditions for the subscription to the share capital.

På denne baggrund foreslog formanden, at Selskabets aktiekapital forhøjes fra DKK 78.671.748 med i alt DKK 16.000 til DKK 78.687.748.

On this basis, the Chairman suggested that the share capital was increased from DKK 78,671,748 by DKK 16,000 to DKK 78,687,748.

Punktet blev drøftet.

The issue was discussed.

Bestyrelsen besluttede at forhøje aktiekapitalen med DKK 16.000.

**RESOLVED** to pass a resolution to increase the share capital by DKK 16,000.

Bestyrelsen besluttede desuden at bemyndige Vibeke Holst-Andersen til at ændre Selskabets vedtægter, således at kapitalforhøjelsen fremgår heraf, samt anmelde kapitalforhøjelsen til Erhvervs- og Selskabsstyrelsen.

**RESOLVED FURTHER** to authorise Ms. Vibeke Holst-Andersen to amend the Articles of Association reflecting the capital increase including filing of the capital increase with the Danish Commerce and Companies Agency.

*****

**I bestyrelsen/Board of Directors**

| | | |
|---|---|---|
| Sonnich Fryland | | Terje Kalland |
| Viggo Harboe | Kurt Anker Nielsen | Steven P. Novak |
| Jesper Lohse | Joel Weisenberger | Camilla Schmidt |

**VEDTÆGTER
FOR**

**Dako A/S**
(CVR-nr. 26 51 99 50)
("Selskabet")
**--oo0oo--**

## § 1. Selskabets navn og hjemsted

### *1.1 Navn*

Selskabets navn er Dako A/S. Selskabet driver tillige virksomhed under binavnet DakoCytomation A/S (Dako A/S).

### 1.2 Hjemsted

Selskabets hjemsted er Glostrup kommune.

## § 2. Selskabets formål

Selskabets formål er fabrikation, handel og investeringsvirksomhed samt, direkte eller indirekte, at drive anden virksomhed, der efter bestyrelsens skøn er forbundet dermed.

## § 3. Selskabets kapital

### *3.1 Aktiekapitalens størrelse*

Selskabets aktiekapital er kr. 78.687.748.

### 3.2 En aktieklasse

Aktiekapitalen er ikke opdelt i aktieklasser.

**ARTICLES OF ASSOCIATION
OF**

**Dako A/S**
(CVR No. 26 51 99 50)
("the Company")
**--oo0oo--**

## § 1. Name and Registered Office

### *1.1 Name*

The Company's name is Dako A/S. The company also conducts business under the ancillary name of DakoCytomation A/S (Dako A/S).

### 1.2 Registered Office

The Company's registered office is situated in the municipality of Glostrup.

## § 2. Object

The object of the Company is to engage in production, commercial trading and investment, and directly or indirectly, engage in any other activities which, in the opinion of the Board of Directors, are related thereto.

## § 3. Share Capital

### *3.1 Amount*

The share capital of the Company is DKK 78,687,748.00.

### 3.2 One Class of Shares

The share capital is not divided into different classes of shares.

### § 3.A.1 *Bemyndigelse til at udvide aktiekapitalen*

(1) Som led i Selskabets erhvervelse af virksomheder er bestyrelsen i perioden indtil 13. maj 2009 bemyndiget til at udvide Selskabets aktiekapital for derved at kunne erlægge vederlag helt eller delvis i aktier, ligesom bestyrelsen under samme forudsætning kan udstede konvertible obligationer som nærmere beskrevet i § 3.A.2. Det maksimale nominelle beløb, for hvilket nye aktier og/eller konvertible obligationer kan udstedes, andrager samlet kr. 32.361.256.

(2) Bemyndigelsen i henhold til § 3.A.1(1) kan udnyttes ad en eller flere gange og efter bestyrelsens nærmere bestemmelse med hensyn til tid og vilkår. Forhøjelsen i henhold til 3.A.1(1) kan efter bestyrelsens nærmere beslutning ske ved indbetaling i andre værdier end kontanter og uden fortegningsret for Selskabets hidtidige aktionærer.

### 3.A.2 *Bemyndigelse til at udstede konvertible obligationer*

Bestyrelsen er på de i § 3.A.1 anførte vilkår bemyndiget til at optage lån ad en eller flere gange efter bestyrelsens nærmere bestemmelse mod udstedelse af konvertible obligationer omfattende et nominelt lånebeløb på op til halvdelen af Selskabets aktiekapital på det tidspunkt, hvor beslutningen træffes, dog således at der i henhold til denne bemyndigelse højst kan udstedes konvertible obligationer for et samlet nominelt beløb på indenfor den i § 3.A.1 anførte samlede ramme på nominelt kr.

### § 3.A.1 *Authorisation to Increase the Share Capital*

(1) For purposes of the Company's acquisition of businesses, the Board of Directors has been authorised until 13 May 2009 to increase the Company's share capital in order to be able to make contributions, in whole or in part, in shares. Also, the Board of Directors is authorised fir the same purposes to issue convertible corporate bonds as set out in article 3.A.2. The maximum nominal amount of new shares and/or convertible corporate bonds which can be issued shall be a total of DKK 32,361,256.

(2) The authority set out in article 3.A.1(1) may be exercised on one or several occasions at such times and on such terms as the Board of Directors may decide. Any increase in pursuance of article 3.A.1(1) may, at the Board of Directors' discretion, be effected by contribution in kind instead of cash payment without conferring any preemption rights on the Company's existing shareholders.

### § 3.A.2 *Authorisation to Issue Convertible Corporate Bonds*

Further to the terms and conditions set out in article 3.A.1, the Board of Directors has been authorised to raise loans on one or several occasions, as the Board of Directors may decide, against the issue of convertible corporate bonds of a nominal loan amount of up to half the Company's share capital at the time of such resolution. However, issue of convertible corporate bonds under this authority shall not exceed a total nominal amount within the aggregate frame set out in article 3.A.1 of DKK

32.361.256. Udstedelse af konvertible obligationer kan gennemføres til markedskurs uden fortegningsret for de hidtidige aktionærer, dog således at konverteringskursen for de konvertible obligationer ikke må være lavere end markedsværdien af Selskabets aktier på tidspunktet for de konvertible obligationers udstedelse (bortset fra eventuelle justeringer af konverteringskursen som følge af begivenheder, der måtte indtræde efter udstedelsen af de konvertible obligationer på grund af udvandende aktieemissioner, fusioner, sammenlægninger, spaltninger, aktieopdelinger og andre lignende ændringer i Selskabets kapitalstruktur, alt som der måtte blive bestemt i henhold til de konvertible obligationers vilkår og betingelser). Bestyrelsen er samtidig bemyndiget – og forpligtet – til i perioden indtil 13. maj 2009 at forhøje Selskabets aktiekapital af en eller flere gange i forbindelse med konvertering til aktier af de konvertible obligationer, der måtte blive udstedt i medfør af ovenstående bemyndigelse indenfor den i § 3.A.1 anførte samlede ramme på nominelt kr. 32.361.256. Såfremt der sker en reduktion af konverteringskursen som følge af betingelserne for de konvertible obligationer, forhøjes kapitalforhøjelsesbemyndigelsen med det yderligere aktiebeløb, som er nødvendigt som følge af reduktionen af konverteringskursen. Kapitalforhøjelsen kan gennemføres uden fortegningsret for Selskabets hidtidige aktionærer. Vilkår for tegning og optagelse af lån (herunder eventuel sikkerhedsstillelse for disse), obligationerne og disses udstedelse fastsættes af bestyrelsen, idet bestyrelsesbeslutningen herom optages i vedtægterne.

32,361,256. The issue of convertible corporate bonds may be carried out at market price without granting pre-emption rights to the existing shareholders; provided, however, that the conversion price of such convertible corporate bonds shall not be lower than the fair market value of the Company's shares at the time of the convertible corporate bonds issue (except as to any adjustment in the conversion price resulting from events that may occur subsequent to such issue by reason of dilutive issues of shares, mergers, consolidations, divisions, share splits and other similar changes in the Company's capital structure, all as may be provided for in accordance with the terms and provisions of the convertible corporate bonds). Further, in the period until 13 May 2009, the Board of Directors is authorised – and under an obligation – to increase the Company's share capital on one or several occasions within the frame set out in article 3.A.1 with up to an aggregate nominal amount of DKK 32,361,256 in connection with the conversion into shares of such convertible corporate bonds as may be issued in pursuance of the above authority. In the event of a reduction of the conversion price by reason of the terms applicable to the convertible corporate bonds, the authority to increase the capital shall be augmented by such additional share amount as is necessary because of the reduction of the conversion price. The capital increase may be effected without granting pre-emption rights to the existing shareholders. Terms and conditions for subscription and raising of loans (including the provision of any security therefore), the corporate bonds and the issue thereof shall be determined by the Board of Directors, and the Board of Directors' resolution to this effect shall be incorporated into these Articles.

**§ 3.A.3 *Bemyndigelse til at udstede tegningsoptioner (warrants)***

Bestyrelsen er på de i § 3.A.1 anførte vilkår bemyndiget til at udstede tegningsoptioner ad en eller flere gange efter bestyrelsens nærmere bestemmelse omfattende et nominelt beløb på op til halvdelen af Selskabets aktiekapital på det tidspunkt, hvor beslutningen træffes, dog således at der i henhold til denne bemyndigelse højst kan udstedes tegningsoptioner for et samlet nominelt beløb indenfor den i § 3.A.1 anførte samlede ramme på nominelt kr. 32.361.256. Udstedelse af tegningsoptioner kan ske på markedsvilkår uden fortegningsret for de hidtidige aktionærer, dog således at tildelingskursen og udnyttelseskursen for tegningsoptionerne tilsammen ikke må være lavere end markedsværdien af Selskabets aktier på tidspunktet for tegningsoptionernes udstedelse (bortset fra eventuelle justeringer af udnyttelseskursen som følge af begivenheder, der måtte indtræde efter udstedelsen af tegningsoptionerne på grund af udvandende aktieemissioner, fusioner, sammenlægninger, spaltninger, aktieopdelinger og andre lignende ændringer i Selskabets kapitalstruktur, alt som der måtte blive bestemt i henhold til tegningsoptionernes vilkår og betingelser). Bestyrelsen er samtidig bemyndiget – og forpligtet – til i perioden indtil 13. maj 2009 at forhøje Selskabets aktiekapital af en eller flere gange i forbindelse med udnyttelse af de udstedte tegningsoptioner, der måtte blive udstedt i medfør af ovenstående bemyndigelse indenfor den i § 3.A.1 anførte samlede ramme på nominelt kr. 32.361.256. Såfremt der sker en reduktion af tildelingskursen som følge af betingelserne for tegningsoptionerne, forhøjes kapitalforhøjelsesbemyndigelsen med det yderligere aktie-

**§ 3.A.3 *Authorisation to Issue Warrants***

Further to the terms and conditions set out in article 3.A.1 above, the Board of Directors has been authorised to issue warrants on one or several occasions, as the Board of Directors shall may decide, of a nominal amount of up to half the Company's share capital at the time of such decision. However, issue of warrants under this authority shall not exceed a total nominal amount within the aggregate frame set out in article 3.A.1 of DKK 32,361,256. The issue of warrants may be carried out on market conditions without granting pre-emption rights to the existing shareholders; provided, however, that the issue price and exercise price of such warrants shall not combined be lower than the fair market value of the Company's shares at the time of the warrant issue (except as to any adjustment in the exercise price resulting from events that may occur subsequent to such issue by reason of dilutive issues of shares, mergers, consolidations, divisions, share splits and other similar changes in the Company's capital structure, all as may be provided for in accordance with the terms and provisions of the warrants). Further, in the period until 13 May 2009, the Board of Directors is authorised – and under an obligation - to increase the Company's share capital on one or several occasions within the frame set out in article 3.A.1 with up to an aggregate nominal amount of DKK 32,361,256 in connection with the exercise of such warrants as may be issued in pursuance of the above authority. In the event of a reduction of the exercise price by reason of the terms applicable to the warrants, the authority to increase the capital shall be augmented by such additional share amount as is

beløb, som er nødvendigt som følge af reduktionen af tildelingskursen. Kapitalforhøjelsen kan gennemføres uden fortegningsret for Selskabets hidtidige aktionærer. De nærmere vilkår for tegningsoptionerne og disses udstedelse fastsættes af bestyrelsen, idet bestyrelsesbeslutningen herom optages i vedtægterne.

necessary because of the reduction of the exercise price. The capital increase may be effected without granting pre-emption rights to the existing shareholders. The specific terms and conditions for the warrants and the issue thereof shall be resolved by the Board of Directors, and the Board of Directors' resolution to this effect shall be incorporated into these Articles.

**§ 3.A.4 *Aktiestatus***

For kapitaludvidelser i medfør af nærværende § 3.A gælder, at de nye aktier skal have samme rettigheder som de eksisterende aktier. Aktierne skal være omsætningspapirer, lyde på navn og noteres på navn i Selskabets aktiebog og i øvrigt være undergivet de samme bestemmelser, som gælder for ældre aktier. De nye aktier skal give ret til udbytte fra det tidspunkt, bestyrelsen bestemmer, dog senest fra det regnskabsår, der følger efter vedtagelsen af kapitalforhøjelsen, respektive tegning af aktier.

**§ 3.A.4 *Share Status***

New shares issues in connection with capital increases pursuant to this article 3.A, the new shares shall have the same rights as the existing shares. The shares shall be negotiable instruments, shall be issued in the holder's name, and shall be subject to the same provisions as those applying to the existing shares. Holders of the new shares shall be entitled to dividends as from such time as the Board of Directors shall determine, although not later than for the accounting year following the adoption of the capital increase or, as the case may be, the subscription for shares in exchange for warrants.

**§ 3.B.1 *Forhøjelse af aktiekapitalen og udstedelse af tegningsoptioner (warrants)***

Bestyrelsen er i perioden indtil 19. marts 2010 bemyndiget til at udstede tegningsoptioner til medarbejderne i Selskabet og dets datterselskaber samt til at foretage forhøjelse af Selskabets aktiekapital med indtil nominelt DKK 6.132.000 uden fortegningsret for de hidtidige aktionærer.

**§ 3.B.1 *Increase of the Share Capital and Issue of Warrants***

In the period until 19 March 2010 the Board of Directors shall be authorised to issue warrants to employees of the Company and its subsidiaries as well as to increase the Company's share capital with up to a nominal amount of DKK 6,132,000 without conferring pre-emption rights upon the existing shareholders.

**§ 3.B.2 *Begrænsninger i bemyndigelsen***

Bemyndigelsen er underkastet følgen-

**§ 3.B.2 *Limitations to the Authorisations***

The authorisation is subject to the fol-

de begrænsninger:

(1) Udnyttelseskursen skal udgøre mindst 85 % af markedskursen (og kan overstige denne) på tidspunktet, hvor aftale om tildeling indgås med medarbejderen. Markedskursen beregnes som minimum på grundlag af Selskabets regnskabsmæssige indre værdi i henhold til årsrapporten for det sidst forløbne regnskabsår med tillæg af Selskabets resultat for perioden fra det igangværende regnskabsårs start og til og med det senest udløbne kvartal. Den således opgjorte indre værdi skal tillægges goodwill, der værdiansættes som minimum på grundlag af de danske skattemyndigheders til enhver tid gældende beregningsmodel for goodwill.

(2) Udnyttelse af tegningsoptioner skal ske inden for 21 dage efter de seks førstkommende ordinære generalforsamlinger, der afholdes i året efter den første tildeling. Såfremt Selskabet børsnoteres regnes 21-dages perioderne fra offentliggørelse af årsrapport og halvårsregnskab.

**§ 3.B.3 *Aktiestatus***

For kapitaludvidelser i medfør af nærværende § 3.B gælder, at de nye aktier skal have samme rettigheder som de eksisterende aktier. Aktierne skal være omsætningspapirer, lyde på navn og noteres på navn i Selskabets aktiebog og i øvrigt være undergivet de samme bestemmelser, som gælder for ældre aktier. De nye aktier skal give ret til udbytte fra det tidspunkt, bestyrelsen bestemmer, dog senest fra det regnskabsår der følger efter vedtagelsen af kapitalforhøjelsen, respektive tegning af aktier.

lowing limitations:

(1) The exercise price shall correspond to at least 85% of the fair market value (and may exceed the fair market value) at the time when an agreement of successive grant is entered into with the employee. The fair market value shall be assessed as a minimum on the basis of the book value of the Company as shown in the annual report for the most recent accounting year plus the Company's profits for the period from the beginning of the current accounting year and until and including the most recently expired quarter. Goodwill shall be added to the Company's book value as a minimum on the basis of the calculation model used for goodwill by the Danish tax authorities from time to time.

(2) The warrants granted shall be exercised within a period of 21 days subsequent to each of the six next annual general meetings to be held in the years after the initial grant. In case of a listing of the Company, the 21-day periods shall commence after the publication of the annual report and the interim financial statement.

**§ 3.B.3 *Share Status***

New shares issued in connection with capital increases pursuant to this article 3.B shall carry the same rights as the existing shares. The shares shall be negotiable instruments, shall be issued in the holder's name, and shall be subject to the same provisions as those applying to the existing shares. Holders of the new shares shall be entitled to dividends as from such time as the Board of Directors shall determine, although not later than for the accounting year following the adoption of the capital increase or, as the case may be, the

subscription for shares in exchange for warrants.

*§ 3.B.4 Ændringer i vedtægter*

Bestyrelsen er bemyndiget til at foretage de vedtægtsændringer, der er nødvendige i forbindelse med udnyttelsen af ovenstående bemyndigelser og kapitaludvidelserne.

*§ 3.B.4 Amendments to the Articles of Association*

The Board shall be authorised to undertake such amendments to these Articles of Association as are required in connection with the above authorisations and the capital increases.

**§ 3.C Tegningsoptioner (warrants) til medarbejderne udstedt i henhold til § 3.B den 29. august 2002**
**(2002-program)**

**§ 3.C Warrants Issued to Employees Pursuant to Article 3.B on 29 August 2002**
**(2002 program)**

*§ 3.C.1 Antal og betaling*

Selskabets bestyrelse har i august 2002 i henhold til bemyndigelse givet i maj 2002 vederlagsfrit tildelt visse medarbejdere ("Medarbejderen") 1.374.594 tegningsoptioner.

*§ 3.C.1 Quantity and Consideration*

Under the authority granted in May 2002 the Board of Directors has granted 1,374,594 warrants free of charge to certain employees (the "Employee").

*§ 3.C.2 Udnyttelseskurs*

Hver tegningsoption berettiger Medarbejderen til at tegne nom. kr. 2 aktier i Selskabet mod betaling af kr. 73,83 for hver aktie af kr. 2.

*§ 3.C.2 Exercise Price*

Each warrant entitles the Employee to subscribe for shares in the nominal amount of DKK 2 in the Company at a price of DKK 73.83 per share of DKK 2.

*§ 3.C.3 Udnyttelse*

Udnyttelse af tegningsoptionerne kan kun ske i portioner á mindst 25 og inden for den i Aftalen definerede Udnyttelsesperiode. Udnyttelse af tegningsoptionerne skal tillige være i overensstemmelse med de love og regler, der er gældende for tegningsoptionerne, og tegningsoptionerne må ikke udnyttes, hvis Selskabet beslutter, at udnyttelsen udgør en overtrædelse af gældende love og regler.

*§ 3.C.3 Exercise*

The warrants shall only be exercisable in portions of at least 25 warrants and any exercise shall take place within the Exercise Period, which is defined in the Agreement. The exercise of the warrants shall also comply with other laws and regulations applicable to the warrants, and the warrants shall not be exercised if the Company determines that the exercise would be a violation of applicable laws and regulations.

*§ 3.C.4 Fremgangsmåde ved udnyttelse*

*§ 3.C.4 Procedure of Exercise*

Tegningsoptionerne udnyttes ved, at Medarbejderen inden for Udnyttelsesperioden til Selskabet indsender skriftlig meddelelse (tegningsliste) med angivelse af det antal tegningsoptioner, der ønskes udnyttet, og bilagt det beløb (inkl. eventuel kildeskat), som skal betales i forbindelse med tegningen af aktierne på grundlag af tegningsoptionerne.

The Employee shall exercise the warrants by written notice (execution page from subscription list) within the Exercise Period to the Company, indicating the number of warrants which will be exercised and accompanied by the amount payable (including any withholding taxes) in connection with the subscription for the shares on the basis of the warrants.

***§ 3.C.5 Kapitalforhøjelse***

Ved modtagelse af den skriftlige meddelelse (relevante side i tegningslisten) og betaling som anført i § 3.C.4 samt Medarbejderens betaling af aktieomsætnings- eller kildeskat, er Selskabet forpligtet til at foranledige den fornødne aktieudvidelse gennemført senest 60 dage efter udløbet af det regnskabsår, hvor der blev givet behørig meddelelse. Aktiebreve eller dokumentation for, at Medarbejderen er behørigt registreret som aktionær udleveres snarest muligt efter, at kapitalforhøjelsen er registreret i Erhvervs- og Selskabsstyrelsen.

***§ 3.C.5 Capital Increase***

Upon receipt of the written notice (execution page from subscription list) and the payment set out in article 3.C.4 and the payment by the Employee of any transfer or withholding taxes, the Company shall arrange for the necessary implementation of the capital increase no later than 60 days after the expiry of the accounting reference period in which duly notice was submitted. Share certificates or evidence that the Employee has been duly recorded as shareholder shall be surrendered as soon as possible after the registration of the capital increase with the Danish Commerce and Companies Agency.

***§ 3.C.6 Bortfald***

Tegningsoptionerne bortfalder, hvis Medarbejderen væsentligt misligholder sin ansættelsesaftale.

Ikke-udnyttede tegningsoptionerne bortfalder endvidere i det omfang, at meddelelse om udnyttelse ikke er kommet behørigt frem til Selskabet senest på Udløbsdatoen. Denne warrantordning og eventuelle ikke-udnyttede tegningsoptioner, der tildeles i henhold til denne warrantordning, bortfalder således på den i Aftalen definerede Udløbsdato.

Ved Medarbejderens fratræden eller

***§ 3.C.6 Expiration***

The warrants shall be forfeited in the event of the Employee's material breach of his contract of employment.

Unexercised warrants shall expire if the notice of exercise has not been duly received by the Company on or before the Date of Expiry. Thus, this warrant plan and any unexercised warrants granted hereunder expire on the Date of Expiry as defined in the Agreement.

In case of the Employee's resignation

død gælder der køberettigheder, jf. § 3.C.8.

or death, call options apply, cf. article 3.C.8.

### *§ 3.C.7 Ændringer i vilkårene*

### *§ 3.C.7 Amendment of the Terms and Conditions*

(1) Hvis Medarbejderen ønsker at udnytte sine tegningsoptioner efter

(1) Where the Employee wishes to exercise his warrants after

(i) at der er sket en forhøjelse af Selskabets aktiekapital med fortegningsret for de eksisterende aktionærer til at tegne aktier til en lavere kurs end markedskursen,

(i) the share capital of the Company has been increased, the existing shareholders have pre-emption rights to subscribe for the new shares at a price which is lower than the market price;

(ii) at Selskabet har udstedt konvertible obligationer eller andre konvertible lån, tegningsoptioner (bortset fra de tegningsoptioner, der er omfattet af denne warrantordning eller eventuelle efterfølgende incitamentsordninger), og udstedelsen er sket med fortrinsret for de eksisterende aktionærer til en lavere kurs end markedskursen,

(ii) the Company has issued convertible bonds or other convertible loans, warrants (except for the warrants comprised by this plan or any other subsequent employee incentive programme), and the existing shareholders have pre-emption rights to subscribe for the new shares at a price which is lower than the market price;

(iii) at der er foretaget en fondsaktieemission (aktieudbytte),

(iii) bonus shares (stock dividend) have been issued;

(iv) at der er sket en nedsættelse af Selskabets aktiekapital, hvorved de eksisterende aktionærer har modtaget en udlodning fra Selskabet, der overstiger markedskursen, eller

(iv) a reduction in the share whereby the existing shareholders have received a dividend from the Company exceeding the market price; or

(v) at der er udbetalt udbytte pr. regnskabsår på mere end 25 % af aktiekapitalen,

(v) distribution of a dividend of more than 25 per cent of the share capital per accounting year;

skal den i Aftalen fastsatte Udnyttelseskurs og/eller aktieantal reguleres, således at Medarbejderen modtager en rimelig kompensation for den reduktion i tegningsoptionernes værdi, som den pågældende begivenhed måtte have medført. Kompensationen fastsættes endeligt af en revisor, der er udpeget af Selskabet.

the Exercise Price and/or the number of shares stated in the Agreement shall be adjusted to the effect that the Employee receives a fair compensation for the decrease in the value of the warrants caused by the event in question. An independent auditor appointed by the Company shall finally determine the compensation.

(2) Hvis en eller flere af tegningsoptionerne udnyttes efter eller i forbindelse med

(i) en fusion eller fission (spaltning) af Selskabet,

(ii) Selskabets likvidation eller

(iii) andre tilsvarende ændringer i Selskabets kapitalstruktur,

er Medarbejderen berettiget til at modtage aktier i Selskabet til en ændret kurs (eller ved justering af det tildelte antal aktier) eller i andre selskaber eller på anden måde tillægges aktiver eller kontanter, således at Medarbejderen modtager kompensation herfor. Kompensationen fastsættes endeligt af en revisor, der udpeges af Selskabet.

(2) Where one or more warrants are exercised subsequent to or in connection with

(i) a merger or de-merger (division) of the Company;

(ii) the liquidation of the Company;

(iii) the occurrence of other similar changes in the capital structure of the Company;

the Employee shall be entitled to receive shares in the Company at a new price (or by adjustment of the number of shares granted) or in other companies, or in some other way be granted assets or cash in such a way that the Employee is compensated. An independent auditor appointed by the Company shall finally determine the compensation.

### *§ 3.C.8 Overdragelse og pantsætning*

(1) Tegningsoptionerne kan ikke overdrages eller gøres til genstand for pantsætning eller udlæg, medmindre andet fremgår af nedenfor.

(2) Ved Medarbejderens fratræden (uanset årsag) forud for en eventuel børsnotering og for så vidt tegningsoptionerne ikke er bortfaldet i henhold til § 3.C.6, skal Medarbejderen tilbyde de tildelte tegningsoptioner til Selskabet eller en af Selskabet udpeget tredjemand til en kurs, der beregnes som forskellen mellem Udnyttelseskursen og aktiekursen beregnet på grundlag af Selskabets regnskabsmæssige indre værdi i henhold til årsrapporten for det seneste regnskabsår med tillæg af Selskabets overskud for perioden fra det igangværende regnskabsårs begyndelse og til og med det i forhold til den begivenhed, der har udløst tilbudspligten, senest udløbne kvartal. Den således opgjorte in-

### *§ 3.C.8 Transfer and Pledging*

(1) The warrants cannot be transferred, pledged or taken in execution, save as provided for below.

(2) In case of the Employee's resignation or termination of employment (for whatever reason) prior to any listing and provided that the warrants have not expired pursuant to article 3.C.6 above, warrants vested shall be offered by the Employee to the Company or any person designated by the Company at a price calculated as the difference between the Exercise Price and the price of the shares calculated on the basis of the book value of the Company as shown in the annual report for the most recent accounting year plus the Company's profits from the beginning of the current accounting year and until and including the most recently expired quarter in which the event that triggered

dre værdi skal tillægges goodwill, der værdiansættes endeligt af en af Selskabet udpeget uafhængig revisor på grundlag af skattemyndighedernes til enhver tid gældende beregningsmodel for goodwill. Hvis den således opgjorte værdi er nul eller negativ, sker overdragelse vederlagsfrit.

the obligation to offer the shares for sale occurred. Goodwill shall be added to the Company's book value and shall be finally appraised by the Company's auditor on the basis of the calculation model used for goodwill by the tax authorities from time to time. In case the calculated value is zero or negative, the transfer shall be made free of charge.

(3) Ved overdragelse af mindst 50% af Selskabets aktier til tredjemand har Selskabet eller en af Selskabet anvist køber ret (men ikke pligt) til at erhverve tegningsoptionerne fra Medarbejderen (uanset om denne måtte være fratrådt) eller kræve udnyttelse af tildelte tegningsoptioner (i så fald kan udnyttelse ske uden for Udnyttelsesperioden). Tegningsoptionskursen skal svare til den kurs, som tredjemand skal betale for de pågældende aktier med fradrag af den i Aftalen fastsatte Udnyttelseskurs. Hvis aktierne erhverves efter påkrav om Medarbejderens udnyttelse, skal aktiekursen svare til den kurs, som tredjemand skal betale for de pågældende aktier.

(3) In the event of a transfer of at least 50% of the Company's shares to a third party, the Company or any buyer designated by the Company shall be entitled (but not obliged) to acquire the warrants from the Employee (whether or not he/she has resigned) or require the exercise of the warrants vested (in such case exercise can take place outside any Exercise Period). The price for the warrant shall correspond to the price payable by any third party for the shares in question less the Exercise Price stated in the Agreement. If the shares are acquired subsequent to the requested exercise by the Employee, the price for the shares shall correspond to the price payable by any third party for the shares in question.

**§ 3.C.9 Særlige bestemmelser for medarbejdere omfattet af dansk ansættelseslovgivning**

§ 3.C.8, stk. 2 er ikke gældende.

**§ 3.C.9. Special Applying Only for Employees Subject to Danish Employment Law**

Article 3.C.8(2) does not apply.

***§ 3.C.10 Fuldstændigt warrantprogram 2002***

Ovenstående vilkår gengiver hovedtrækkene i den mellem Selskabet og Medarbejderen indgåede Aftale om successiv tildeling af tegningsoptioner med dertil hørende Plan for warrantordning (tegningsoptioner) 2002.

***§ 3.C.10 Complete Warrant Program 2002***

The above terms reflect the principal features of the Agreement between the Company and the Employee on the successive grant of warrants together with the plan for the Warrant Program 2002.

**§ 3.D Tegningsoptioner udstedt i henhold til § 3.A.3 den 30. august 2002. (Cytologix tegningsoptioner)**

**§ 3.D Warrants Issued Pursuant to Article 3.A.3 on 30 August 2002. (Cytologix warrant)**

### § 3.D.1 *Udstedelse af tegningsoptioner*

I henhold til den i §. 3.A.1 indeholdte bemyndigelse til bestyrelsen har denne den 30. august 2002 besluttet at udstede 775.973 tegningsoptioner, der hver giver ret til at tegne én aktie à DKK 2. Bestyrelsen har tillige vedtaget den tilsvarende forhøjelse af Selskabets aktiekapitel til gennemførelse i det omfang og på det tidspunkt, det måtte være relevant.

### § 3.D.1 *Issuance of Warrants*

Under the authority in article 3.A.1 hereof, the Board of Directors resolved on 30 August 2002 to issue 775,973 warrants each conferring a right to subscribe for one share of DKK 2. The Board of Directors also adopted the corresponding increase of the Company's share capital to be effected as and when relevant.

### § 3.D.2 *Vilkår for udstedelsen*

Tegningsoptionerne udstedes følgende vilkår:

(a) Tegningsoptionerne udstedes uden fortegningsret for Selskabets aktionærer;

(b) Tegningsoptionerne tildeles som en del af vederlaget for Selskabets køb af en virksomhed i henhold til en købsaftale dateret 19. august 2002 ("Købsaftalen");

(c) Tegningsoptionerne skal tegnes senest den 18. august 2003 på separate tegningslister;

(d) Tegningsoptionerne skal ydes i tre særskilte puljer på henholdsvis 310.389, 232.792 and 232.792 tegningsoptioner, der hver kan udnyttes ved visse begivenheders indtræden som nærmere aftalt med tegningsoptions-indehaveren.

For hver pulje af tegningsoptioner gælder det, at udnyttelse skal ske på ét bestemt tidspunkt, senest ved midnat, Boston-tid, på den 60. dag efter indtrædelsen af den for den pågældende

### § 3.D.2 *Terms and Conditions of the Issuance*

The warrants shall be issued on the following terms and conditions:

(a) the warrants shall be issued without granting pre-emptiion rights to the Company's shareholders;

(b) the warrants shall be granted as part of the consideration for the Company's acquisition of a business pursuant to a purchase agreement dated 19 August 2002 (the "Purchase Agreement");

(c) the warrants shall be subscribed no later than 18 August 2003 on separate subscription lists;

(d) the warrants shall be granted in three separate lots, each comprising 310,389, 232,792 and 232,792 warrants, respectively, each of which lot may be exercised upon the occurrence of certain events as further agreed with the warrant holder.

As regards each lot of warrants, exercise shall take place on one occasion no later than midnight, Boston time, on the 60th day after the occurrence of the agreed exercise event for each lot, after

pulje aftalte udnyttelsesbegivenhed, efter hvilket tidspunkt den pågældende pulje bortfalder såfremt tegning ikke er sket. Derudover bortfalder tegningsoptionerne automatisk senest den 20. oktober 2009, men kan dog bortfalde tidligere som aftalt med tegningsoptionsindehaver.

which time such lot of warrants shall expire if not exercised. In addition, the warrants shall expire automatically no later than 20 October 2009, but may expire automatically earlier as agreed with the warrant holder.

Selskabet skal være berettiget til at suspendere de ovenfor nævnte udnyttelsesperioder i op til tre måneder i tilfælde af, at bestyrelsen beslutter at ansøge om notering af Selskabets aktier på en dansk eller en udenlandsk fondsbørs og de(n) for børsnoteringen ansvarlige bank(er) anbefaler Selskabet at træffe en sådan forholdsregel; og

The Company shall be entitled to lock up the exercise windows mentioned above for a period of up to three months in the event the Board of Directors of the Company decides to apply for listing of the Company's shares on a Danish or foreign stock exchange and the bank(s) responsible for the listing recommend(s) that the Company make such precaution; and

(e) Der skal ikke finde betaling sted til Selskabet ved udnyttelsen af tegningsoptionerne, eftersom disse udstedes som en del af vederlaget for købet af en virksomhed fra tegningsoptionsindehaveren på markedsvilkår.

(e) no payment shall be made to the Company on exercise of the warrants, since the warrants will be issued as part of the consideration for the purchase of a business from the warrant holder on market terms.

***§ 3.D.3 Ændringer i kapitalstruktur***

***§ 3.D.3 Changes in Capital Structure***

**1) Forhøjelse af aktiekapital og udstedelse af obligationer og tegningsoptioner**

**1) Share Capital Increase and Issuance of Bonds and Warrants**

I tilfælde af en kapitalforhøjelse, der tegnes under markedsværdi, udstedelse af konvertible obligationer eller lignende instrumenter, der giver ret til tegning af aktier under markedsværdi, udstedelse af tegningsoptioner der giver ret til tegning af aktier under markedsværdi (bortset fra til Selskabets bestyrelsesmedlemmer, direktører eller medarbejdere, eller nuværende eller tidligere bestyrelsesmedlemmer, direktører, medarbejdere eller rådgivere i et eller flere datterselskaber) skal antallet af aktier, der kan tegnes ved udnyttelse af tegnings-optionerne, justeres, såle-

In case of a capital increase subscribed below market value, issuance of convertible bonds or similar instruments entitling to subscribe for shares below market value, issue of warrants entitling to subscribe for shares below market value (other than to the Company's directors, officers or employees or current or former directors, officers, employees or consultants of one or more of its subsidiaries), the number of shares which can be subscribed on exercise of the warrants shall be adjusted so that the warrant holder is not diluted when exercising the warrants.

des at tegningsoptionsindehaveren ikke udvandes ved udnyttelsen af tegningsoptionerne.

**2) Nedsættelse af aktiekapitalen**

(i) I tilfælde af, at Selskabets aktiekapital nedsættes til dækning af tab, jf. § 44 a i aktieselskabsloven, skal antallet af aktier, der kan tegnes ved udnyttelse af tegningsoptionerne, nedsættes til et tal, der afspejler den situation, hvor tegningsoptionsindehaveren havde udnyttet tegningsoptionerne umiddelbart før beslutningen om kapitalnedsættelse.

(ii) I tilfælde af, at Selskabets aktiekapital nedsættes ved udlodning til aktionærer til en pris pr. aktie, der ligger højere end markedsværdien, skal antallet af aktier, der kan tegnes ved udnyttelse af tegningsoptionerne, forhøjes, således at tegningsoptionsindehaverens stilling ikke ændres i denne situation.

**3) Opdeling, sammenlægning etc.**

Hvis Selskabet på et tidspunkt opdeler sine aktier i et større antal aktier, sammenlægger sine aktier til et mindre antal aktier, udsteder fondsaktier, fusionerer med en anden juridisk enhed og i den forbindelse bliver det fortsættende selskab, skal (i hvert af disse tilfælde) antallet af aktier, der kan tegnes ved udnyttelse af tegningsoptionerne, justeres forholdsmæssigt, således at antallet af aktier, der kan udstedes ved udnyttelse af tegningsoptionerne, forhøjes eller nedsættes, så det svarer til det antal aktier, som tegningsoptionsindehaveren ville have haft, hvis denne havde udnyttet tegningsoptionerne forud for sådan begivenheds indtræden og havde deltaget i sådan begivenhed som aktionær.

**2) Share Capital Decrease**

(i) In case the Company's share capital is decreased to cover losses, cf. Section 44 a in the Danish Companies Act, the number of shares which can be subscribed on exercise of the warrants shall be reduced (downwards) to reflect the situation where the warrant holder had exercised the warrants immediately before the capital decrease resolution.

(ii) In case the Company's share capital is decreased by way of a distribution to shareholders at a price per share higher than market value, then the number of shares which can be subscribed on exercise of the warrants shall be increased so that the warrant holder's position is neutral to such event.

**3) Subdivision, Combination, and etc.**

In case the Company shall at any time subdivide its shares into a greater number of shares, combine its shares into a smaller number of shares, issue bonus shares, merges with another entity and thereby becomes the surviving entity; then, in each case, the number shares which can be subscribed on exercise of the of warrants shall be proportionally adjusted so that the number of shares issuable upon exercise of the warrants shall be increased or decreased to equal the number of shares that would have been held by the warrant holder if the warrant holder had exercised the warrants prior to such event and had participated in such event as a holder of shares.

4) **Udbytte og tilbagekøb af aktier**

Hvis Selskabet i et givent år forud for udnyttelsen af tegningsoptionerne udlodder dividende på tilsammen mere end 20% af aktiekapitalen eller tilbagekøber aktier til en pris, der ligger mere end 10% over aktiernes markedsværdi, skal antallet af aktier, der kan tegnes ved udnyttelse af tegningsoptionerne, justeres for at kompensere for den udvanding, der ville ske som følge af ovennævnte handlinger, i det omfang udbytte eller tilbagekøb af aktier overstiger de ovennævnte grænser.

4) **Dividends and Share Buy Backs**

If the Company in any year prior to the exercise of the warrants distributes dividends of more than 20 % in total of the share capital or buys back shares at a price more than 10 % higher than the market value of the shares, then the number of shares which can be subscribed on exercise of the warrants shall be adjusted in order to compensate for the dilutive effects of the above actions to the extent that dividends or a buy-backs of shares exceed the above limitations.

5) **Omklassificeringer, etc.**

Hvis Selskabet på noget tidspunkt skulle omklassificere sine aktier eller deltage i en fusion, hvor det bliver det ophørende selskab, eller hvis Selskabet spaltes eller sælger alle eller næsten alle sine aktier til et andet selskab eller en anden enhed, skal der foretages lovmæssig og fornøden hensættelse, i henhold til hvilken tegningsoptionsindehaveren derefter - ved udnyttelse af sine tegningsoptioner - skal modtage sådanne aktier, værdipapirer eller andet, som tegningsoptionsindehaveren ville have modtaget, hvis tegningsoptions-indehaveren havde udnyttet sine tegningsoptioner forud for sådan en begivenheds indtræden og havde deltaget i begivenheden som aktionær.

5) **Reclassifications etc.**

In case the Company, at any time, reclassifies its shares or engages in a merger and thereby becomes the discontinuing entity, or is divided or sells all or substantially all of its assets to another corporation or entity, then lawful and adequate provision shall be made whereby thereafter the warrant holder shall receive upon exercise of the warrants, those shares securities or other items which the warrant holder would have received had the warrant holder exercised the warrants prior to such event and had participated in such event as a holder of shares.

6) **Opsamlingsbestemmelse**

Hvis Selskabet på noget tidspunkt foretager ændringer i aktiekapitalen, som påvirker samtlige aktier og som har indflydelse på tegningsoptionernes værdi, og som der ikke på anden måde er taget højde for i tegningsoptionerne, skal der foretages en rimelig justering af det antal aktier, som kan udstedes ved ud-

6) **Savings Clause**

In case the Company, at any time, makes any changes in the share capital that shall affect all the shares and does affect the value of the warrants and which is not otherwise provided for in the warrants, then a reasonable adjustment shall be made to the number of shares issuable upon exercise of the

nyttelse af tegningsoptionerne.

warrants.

### § 3.D.4 *Kapitalforhøjelse*

Bestyrelsen skal effektuere kapitalforhøjelse(r) i det omfang og på de(t) tidspunkt(er), tegningsoptionerne udnyttes. Følgende skal gælde i forbindelse med tegningen af aktier som følge af udnyttelse af tegningsoptionerne:

(i) Selskabets aktionærer skal ikke have ret til fortegning;

(ii) der skal ikke finde betaling sted til Selskabet, når aktierne tegnes, idet Selskabet har modtaget betaling ved udstedelsen af tegningsoptionerne svarende til en udnyttelseskurs på kr. 1.894,50 pr. aktiebeløb på DKK 100;

(iii) aktierne skal være omsætningspapirer udstedt gennem Værdipapircentralen;

(iv) aktierne skal udstedes på navn og noteres på navn i Selskabets aktiebog;

(v) aktierne skal ikke være underlagt nogen indløsningpligt;

(vi) der skal ikke gælde begrænsninger i aktiernes omsættelighed, bortset fra begrænsninger, der måtte følge af lovgivningen eller kontraktmæssige forhold;

(vii) ret til udbytte og andre rettigheder i Selskabet skal gælde fra tegningstidspunktet;

(viii) Selskabet skal bære alle omkostninger i forbindelse med udstedelsen af warranterne, hvilke skønnes at udgøre DKK 20.000;

### § 3.D.4 *Capital Increase*

The Board of Directors shall effect the capital increase(s) as and when the warrants are exercised. The following shall apply in connection with subscription for shares as a result of exercise of the warrants:

(i) the shareholders in the Company shall not be granted pre-emption rights;

(ii) no payment shall be made to the Company when the shares are subscribed since the Company has received consideration when issuing the warrants corresponding to an exercise price of DKK 1,894.50 per DKK 100 amount of shares;

(iii) the shares shall be negotiable instruments issued through the Danish VP Securities Services;

(iv) the shares shall be made out in the holder's name and shall be registered in the holder's name in the Company's share register;

(v) the shares shall not be subject to any duty of redemption;

(vi) no restriction shall apply to the shares with respect to negotiability other than restrictions that arise pursuant to law or contractual arrangements;

(vii) the right to receive dividend and other rights in the Company shall apply as from the time of subscription;

(viii) the Company shall bear all costs in connection with the issuance of the warrants, such costs are estimated at DKK 20,000;

(iv) tegningsoptionsindehaveren skal bære alle omkostninger i forbindelse med registrering af aktierne i Værdipapircentralen, hvilke skønnes at udgøre DKK 20.000.

§ 3.E **Tegningsoptioner (Overtagelse af Cytomation tegningsoptioner)**

***§ 3.E.1 Antal og betaling***

Bestyrelsen har i februar og marts 2003 på baggrund af bemyndigelse fra maj 2002 (forlænget i oktober 2002) tildelt 1.640.596 tegningsoptioner vederlagsfrit til visse tegningsoptionsindehavere i Cytomation, Inc. ("Optionsindehaverne"). Tegningsoptionerne træder i stedet for de tegningsoptioner, som Cytomation, Inc. har udstedt og som Selskabet har overtaget.

***§ 3.E.2 Udnyttelseskurs***

Hver tegningsoption giver Optionsindehaveren ret til at tegne én aktie på nominelt kr. 2 i Selskabet til en pris pr. aktie på kr. 2,00, 2,50, 22,48, 33,64, eller 37,39 pr. aktie á kr. 2, som nærmere anført i Tildelings-meddelelsen. Af de udstedte tegningsoptioner kan i alt 50.160 aktier tegnes til en pris på kr. 2,00, 5.017 aktier tegnes til en pris på kr. 2,50, 509.431 aktier tegnes til en pris på kr. 22,48, 552.286 aktier tegnes til en pris på kr. 33,64, og 523.702 aktier tegnes til en pris på kr. 37,39.

***§ 3.E.3 Udnyttelse***

Udnyttelse af tegningsoptionerne skal ske inden Udløbstidspunktet, hvilket er defineret i Tildelingsmeddelelsen. Udnyttelsen skal endvidere overholde an-

(iv) the warrant holder shall bear all costs pertaining to the shares becoming registered with the VP Securities Services, which costs are estimated at DKK 20,000.

§ 3.E **Stock Options (Assumption of Cytomation warrants)**

***§ 3.E.1 Quantity and Consideration***

Under the authority granted in May 2002 (extended in October 2002), the Board of Directors granted in February and March 2003 1,640,596 warrants free of charge to certain holders of warrants in Cytomation, Inc. (the "Holders"). The warrants replace the warrants issued by Cytomation, Inc. and assumed by the Company.

***§ 3.E.2 Exercise Price***

Each warrant entitles the Holder to subscribe for a share in the nominal amount of DKK 2 in the Company at a price per share of DKK 2.00, 2.50, 22.48, 33.64, or 37.39 per share of DKK 2, as further stated in the Grant Notice. On the basis of all issued warrants, 50,160 shares may be subscribed at a price of DKK 2.00, 5,017 shares may be subscribed at a price of DKK 2.50 509,431 shares may be subscribed at a price of DKK 22.48, 552,286 shares may be subscribed at a price of DKK 33.64, and 523,702 shares may be subscribed at a price of DKK 37.39.

***§ 3.E.3 Exercise***

Exercise of the warrants shall take place within the Exercise Period, which is defined in the Grant Notice. The exercise of the warrants shall also comply

dre love og regler, som gælder for tegningsoptionerne, og tegningsoptionerne kan ikke udnyttes, hvis Selskabet vurderer, at udnyttelsen ikke i al væsentlighed er i overensstemmelse med sådanne love og regler. Endvidere kan tegningsoptionerne ikke udnyttes med mindre aktierne udstedt på baggrund af tegningsoptionerne bliver registreret i henhold til United States Securities Act of 1933 som senere ændret, eller såfremt aktierne ikke registreres, at Selskabet har vurderet, at udnyttelsen og aktieudstedelsen er undtaget fra registreringspligten i henhold til Securities Act.

with other laws and regulations applicable to the warrants, and the warrants may not be exercised if the Company determines that the exercise would not be in material compliance with such laws and regulations. Furthermore, the warrants shall not be exercised unless the shares issuable upon exercise of the warrants are then registered under the United States Securities Act of 1933 as amended, or if such shares are not so registered, the Company has determined that exercise and issuance would be exempt from the registration requirements of the Securities Act.

**§ 3.E.4 *Fremgangsmåde ved udnyttelse***

Tegningsoptionerne udnyttes ved, at Optionsindehaveren inden for Udnyttelsesperioden til Selskabet indsender underskrevet tegningsliste med angivelse af det antal tegningsoptioner, der ønskes udnyttet, og bilagt det beløb (inkl. eventuel aktieomsætnings- og/eller kildeskat), som skal betales i forbindelse med tegningen af aktierne på grundlag af tegningsoptionerne.

**§ 3.E.4 *Procedure of Exercise***

The Holder shall exercise the warrants by submitting an executed subscription list within the Exercise Period to the Company, indicating the number of warrants which will be exercised and accompanied by the amount payable (including any transfer- and/or withholding taxes) in connection with the subscription for the shares on the basis of the warrants.

**§ 3.E.5 *Kapitalforhøjelse***

Ved modtagelse af den skriftlige meddelelse (relevante side i tegningslisten) og betaling som anført i § 3.E.4 inklusive Optionsindehaverens betaling af aktieomsætnings- eller kildeskat, er Selskabet forpligtet til at foranledige den fornødne aktieudvidelse gennemført senest 60 dage efter udløbet af det regnskabsår, hvor der blev givet behørig meddelelse. Dokumentation for, at Optionsindehaveren er behørigt registreret som aktionær udleveres snarest muligt efter, at kapitalforhøjelsen er registreret i Erhvervs- og Selskabsstyrelsen.

**§ 3.E.5 *Capital Increase***

Upon receipt of the written notice (execution page from subscription list) and the payment as set out in article 3.E.4 hereof including the payment by the Holder of any transfer or withholding taxes, the Company shall arrange for the necessary implementation of the capital increase no later than 60 days after the expiry of the accounting reference period in which duly notice was submitted. Evidence that the Holder has been duly recorded as shareholder shall be surrendered as soon as possible after the registration of the capital increase with the Danish Commerce and Companies Agency.

§ 3.E.6 ***Bortfald***

(i) I det omfang Optionsindehaveren var medarbejder Selskabet eller et af dets datterselskaber den 1. juli 2002, bortfalder tegningsoptionerne, hvis Optionsindehaveren afskediges som følge af misligholdelse af sin ansættelsesaftale, som nærmere defineret i warrantplanen.

(ii) I det omfang Optionsindehaveren var bestyrelsesmedlem i Cytomation og/eller i Selskabet den 1. juli 2002, bortfalder tegningsoptionerne, hvis bestyrelsesmedlemmet udtræder af bestyrelsen i Cytomation og/eller Selskabet under visse omstændigheder, som nærmere er defineret i warrantplanen.

(iii) Ikke-udnyttede tegningsoptionerne bortfalder endvidere i det omfang, at meddelelse om udnyttelse (tegningsliste) ikke er kommet behørigt frem til Selskabet senest på Udløbsdatoen. Denne tegningsoptionsordning og eventuelle ikke-udnyttede tegningsoptioner, der tildeles i henhold til ordningen, bortfalder således på den i Tildelingsmeddelelsen definerede Udløbsdato.

§ 3.E.7 ***Ændringer i vilkårene***

(1) Hvis Optionsindehaveren ønsker at udnytte sine tegningsoptioner efter

(i) at der er sket en forhøjelse af Selskabets aktiekapital med fortegningsret for de eksisterende aktionærer til at tegne aktier til en lavere kurs end markedskursen,

(ii) at Selskabet har udstedt konvertible obligationer eller andre konvertible lån,

§ 3.E.6 ***Expiration***

(i) If the Holder was an employee of the Company or one of its subsidiaries as of 1 July 2002, the warrants shall be forfeited in the event the Holder is dismissed due to breach of his contract of employment for cause, as further defined in the Warrant Plan.

(ii) If the Holder was a director in Cytomation and/or the Company as of 1 July 2002, the warrants shall be forfeited in the event the Holder is dismissed or resigns as director in the Company and/or the Subsidiary under certain circumstances as further defined in the Warrant Plan.

(iii) Unexercised warrants shall also expire if the Company has not duly received the notice of exercise (Subscription Form) on or before the Date of Expiry. Thus, this warrant plan and any unexercised warrants granted hereunder expire on the Date of Expiry as defined in the Grant Notice.

§ 3.E.7 ***Amendment of the Terms and Conditions***

(1) Where the Holder wishes to exercise his warrants after

(i) the share capital of the Company has been increased whereby the existing shareholders have been granted preemption rights to subscribe for the new shares at a price which is lower than the market price;

(ii) the Company has issued convertible bonds or other convertible loans, war-

tegningsoptioner (bortset fra de tegningsoptioner, der er omfattet af denne warrantordning eller eventuelle andre incitamentsordninger), og udstedelsen er sket med fortrinsret for de eksisterende aktionærer til en lavere kurs end markedskursen,

rants (except for the warrants comprised by this plan or any other employee incentive programme), and the existing shareholders have been granted pre-emption rights to subscribe for the new shares at a price which is lower than the market price;

(iii) at der er foretaget en fondsaktieemission (aktieudbytte),

(iii) bonus shares (stock dividend) have been issued;

(iv) at der er sket en nedsættelse af Selskabets aktiekapital, hvorved de eksisterende aktionærer har modtaget en udlodning fra Selskabet, der overstiger markedskursen, eller

(iv) the share capital of the Company has been decrease, whereby the existing shareholders have received a dividend from the Company exceeding the market price; or

(v) at der er udbetalt udbytte pr. regnskabsår på mere end 25% af aktiekapitalen,

(v) distribution of a dividend of more than 25 per cent of the share capital per accounting year;

skal den i Tildelingsmeddelelsen fastsatte Udnyttelseskurs og/eller aktieantal reguleres, således at Optionsindehaveren modtager en rimelig kompensation for den reduktion i tegningsoptionernes værdi, som den pågældende begivenhed måtte have medført. Kompensationen fastsættes endeligt af en revisor, der er udpeget af Selskabet.

the Exercise Price and/or the number of shares stated in the Grant Notice shall be adjusted to the effect that the Holder receives a fair compensation for the decrease in the value of the warrants caused by the event in question. An independent auditor appointed by the Company shall finally determine the compensation.

(2) Hvis en eller flere af tegningsoptionerne udnyttes efter eller i forbindelse med

(2) Where one or more warrants are exercised subsequent to or in connection with

(i) en fusion eller fission (spaltning) af Selskabet,

(i) a merger or de-merger (division) of the Company;

(ii) Selskabets likvidation eller

(ii) the liquidation of the Company;

(iii) andre tilsvarende ændringer i Selskabets kapitalstruktur, herunder men ikke begrænset til ændring i aktierne stykstørrelse, retablering af aktiekapitalen, sammenlægning eller oprettelse af aktieklasser;

(iii) the occurrence of other similar changes in the capital structure of the Company, including but not limited to a stock split, reverse stock split, re-capitalisation, combination or reclassification of stock;

er Optionsindehaveren berettiget til at

the Holder shall be entitled to receive

modtage tegningsoptioner i Selskabet til en ændret kurs (eller ved justering af det tildelte antal tegningsoptioner) eller i andre selskaber eller på anden måde tillægges aktiver, herunder men ikke begrænset til værdipapirer, eller kontanter, således at Optionsindehaveren modtager kompensation herfor. Kompensationen fastsættes endeligt af en revisor, der udpeges af Selskabet.

warrants in the Company at a new price (or by adjustment of the number of warrants granted) or in other companies, or in some other way be granted assets, including but not limited to securities, or cash in such a way that the Holder is compensated. An independent auditor appointed by the Company shall finally determine the compensation.

**§ 3.E.8 *Overdragelse og pantsætning***

(1) Tegningsoptionerne kan ikke overdrages eller gøres til genstand for pantsætning eller udlæg, medmindre andet fremgår af §§ 3.E.8(2) and 3.E.8(3).

(2) I det omfang Optionsindehaveren var medarbejder i Selskabet eller et af dets datterselskaber den 1. juli 2002 skal følgende gælde: Ved Optionsindehaverens fratræden (uanset årsag bortset fra misligholdelse) forud for en eventuel børsnotering og for så vidt tegningsoptionerne ikke er bortfaldet i henhold til § 3.E.6, skal Optionsindehaveren tilbyde de tildelte tegningsoptioner til Selskabet eller en af Selskabet udpeget tredjemand til en kurs, der beregnes som forskellen mellem Udnyttelseskursen og aktiekursen beregnet på grundlag af Selskabets regnskabsmæssige indre værdi i henhold til årsrapporten for det seneste regnskabsår med tillæg af Selskabets overskud for perioden fra det igangværende regnskabsårs begyndelse og til og med det i forhold til den begivenhed, der har udløst tilbudspligten, senest udløbne kvartal. Den således opgjorte indre værdi skal tillægges goodwill, der værdiansættes endeligt af en af Selskabet udpeget uafhængig revisor på grundlag af skattemyndighedernes til enhver tid gældende beregningsmodel for goodwill. Hvis den således opgjorte værdi er nul eller negativ, sker overdragelse vederlagsfrit.

**§ 3.E.8 *Transfer and Pledging***

(1) The warrants cannot – save articles 3.E.8(2) and 3.E.8(3) - be transferred, pledged or taken in execution.

(2) If the Holder was an employee of the Company or one of its subsidiaries as of 1 July 2002 the following shall apply: If the Holder's resignation or termination of employment (for whatever reason other than for cause) prior to any listing and provided that the warrants have not expired pursuant to article 3.E.6 above, warrants granted shall be offered by the Holder to the Company or any person designated by the Company at a price calculated as the difference between the Exercise Price and the price of the shares calculated on the basis of the book value of the Company as shown in the annual report for the most recent accounting year plus the Company's profits from the beginning of the current accounting year and until and including the most recently expired quarter in which the event that triggered the obligation to offer the shares for sale occurred. Goodwill shall be added to the Company's book value and shall be finally appraised by the Company's auditor on the basis of the calculation model used for goodwill by the tax authorities from time to time. In case the calculated value is zero or negative, the transfer shall be made free of charge.

(3) I det omfang Optionsindehaveren var bestyrelsesmedlem i Cytomation og/eller i Selskabet den 1. juli 2002, skal foregående afsnit også finde anvendelse i tilfælde af Optionsindehaverens udtræden af bestyrelsen i Cytomation og/eller i Selskabet, og for så vidt tegningsoptionerne ikke er bortfaldet i henhold til § 3.E.6. Hvis imidlertid Optionsindehaveren efter dennes udtræden fra bestyrelsen fortsat er ansat i Cytomation eller Selskabet, skal alene det foregående afsnit finde anvendelse.

(3) If the Holder was a director in the Subsidiary and/or the Company as of 1 July 2002, the preceding paragraph shall also apply in case of the Holder's resignation or dismissal as a director in the Subsidiary and/or the Company, provided that the warrants have not expired pursuant to article 3.E.6. If however, following the Holder's resignation or dismissal as a director, the Holder remains as an employee in the Company or the Subsidiary, only the preceding paragraph shall apply.

(4) Ved overdragelse af mindst 50 % af Selskabets aktier til tredjemand har Selskabet eller en af Selskabet anvist køber ret (men ikke pligt) til at erhverve tegningsoptionerne fra Optionsindehaveren (uanset om denne måtte være fratrådt) eller kræve udnyttelse af tildelte tegningsoptioner (i så fald kan udnyttelse ske uden for Udnyttelsesperioden). Optionskursen skal svare til den kurs, som tredjemand skal betale for de pågældende aktier med fradrag af den i Tildelingsmeddelelsen fastsatte udnyttelseskurs. Hvis aktierne erhverves efter påkrav om Optionsindehaverens udnyttelse, skal aktiekursen svare til den kurs, som tredjemand skal betale for de pågældende aktier.

(4) In the event of a transfer of at least 50% of the Company's shares to a third party, the Company or any buyer designated by the Company shall be entitled (but not obliged) to acquire the warrants from the Holder (whether or not he/she has resigned) or require the exercise of the warrants granted (in such case exercise can take place outside any Exercise Period). The price for the warrant shall correspond to the price payable by any third party for the shares in question less the exercise price stated in the Grant Notice. If the Holder acquires the shares subsequent to the requested exercise, the price for the shares shall correspond to the price payable by any third party for the shares in question.

*§ 3.E.9 Fuldstændigt warrantprogram 2002*

Ovenstående vilkår gengiver hovedtrækkene i de i henhold til Optionsplanen og Tildelingsmeddelelsen gældende vilkår for tegningsoptionerne.

*§ 3.E.9 Complete Warrant Program 2002*

The above terms reflect the principal features of the terms subject to which warrants are granted pursuant to the Option Plan and Grant Notice.

**§ 3.F Warrant til medarbejdere udstedt i henhold til § 3.B den 30. april 2003 (2003- program)**

**§ 3.F Warrants Issued to Employees Pursuant to Article 3.B on 30 April 2003 (2003 program)**

*§ 3.F.1 Antal og betaling*

Bestyrelsen har i april 2003 på bag-

*§ 3.F.1 Quantity and Consideration*

Under the authority granted in May

grund af bemyndigelse fra maj 2002, jf. vedtægternes § 3.B, tildelt visse medarbejdere (Medarbejderen) 161.989 tegningsoptioner.

2002, cf. article 3.B, the Board of Directors has granted in April 2003 161,989 warrants.

For så vidt angår særlige bestemmelser vil §§ 3.C.2 til 3.C.9 være gældende.

As regards the specific conditions articles 3.C.2 through 3.C.9 will apply.

De pågældende vilkår gengiver hovedtrækkene i den mellem Selskabet og Medarbejderen indgåede Aftale om successiv tildeling af tegningsoptioner med tilhørende plan for warrantordningen (tegningsoptioner) 2003.

The conditions reflect the principal features of the Agreement between the Company and the Employee on the successive grant of warrants together with a plan for the warrant program 2003.

**§ 3.G Warrant til medarbejdere udstedt i henhold til § 3.B den 20. august 2004**

**(2004-program)**

**§ 3.G Warrants Issued to Employees Pursuant to Article 3.B on 20 August 2004**

**(2004 program)**

***§ 3.G.1 Antal og betaling***

***§ 3.G.1 Quantity and Consideration***

Bestyrelsen har i august 2004 på baggrund af bemyndigelse fra maj 2002 jf. vedtægternes § 3.B tildelt visse medarbejdere (Medarbejderen) 500.000 tegningsoptioner.

Under the authority granted in May 2002, cf. article 3.B, the Board of Directors has granted in August 2002 500,000 warrants.

For så vidt angår særlige bestemmelser vil §§ 3.C.2 til 3.C.9 være gældende.

As regards the specific conditions articles 3.C.2 through 3.C.9 will apply.

De pågældende vilkår gengiver hovedtrækkene i den mellem Selskabet og Medarbejderen indgåede Aftale om successiv tildeling af tegningsoptioner med tilhørende plan for warrantordningen (tegningsoptioner) 2004.

The conditions reflect the principal features of the Agreement between the Company and the Employee on the successive grant of warrants together with a plan for the warrant program 2004.

**§ 3.H Warrant til medarbejdere udstedt i henhold til § 3.B den 28. oktober 2005**

**(2005 Program)**

**§ 3.H Warrants issued to employees pursuant to Article 3.B on 28 October 2005**

**(2005 program)**

***§ 3.H.1 Antal og betaling***

***§ 3.H.1 Quantity and Consideration***

Bestyrelsen har i november 2005 på baggrund af bemyndigelse fra 23. sep-

In November 2005 the Board of Directors has by virtue of authorisation from

tember 2005 jf. vedtægternes § 3.B tildelt visse medarbejdere (Medarbejderen) 500.000 warrants (tegningsoptioner).

For så vidt angår de nærmere vilkår finder §§ 3.C.2 til 3.C.9 tilsvarende anvendelse.

De pågældende vilkår gengiver hovedtrækkene i den mellem Selskabet og Medarbejderen indgåede aftale om successiv tildeling af tegningsoptioner med tilhørende plan for warrantordningen (tegningsoptioner) 2005.

23 September 2005, cf. Article 3.B of the Aticle of Association, granted certain employees (the Employee) 500,000 warrants (stock options).

As regards the specific conditions articles 3.C.2 through 3.C.9 applies.

The conditions reflect the principal features of the agreement between the Company and the Employee on the successive grant of option together with a plan for the Stock warrant program Option program 2005.

## § 4. Selskabets aktier

4.1 Aktiernes udstedelse

Aktierne udstedes gennem Værdipapircentralen.

4.2 Aktiernes pålydende

Aktiernes pålydende er kr. 2,00.

4.3 Værdipapirstatus

Aktierne er omsætningspapirer.

4.4 Aktiebog

Værdipapircentralen skal føre en fortegnelse over samtlige Selskabets aktier (aktiebog).

4.5 Navnenotering

Aktierne skal lyde på navn, kan kun transporteres på navn og skal noteres på navn i Selskabets aktiebog.

4.6 Stemmeret

## § 4. Shares

4.1 Issue of Shares

Shares shall be issued by the Danish VP Securities Services.

4.2 Nominal Amount

The nominal amount of each share is DKK 2.00.

4.3 Status

The shares are negotiable instruments.

4.4 Share Register

The Danish Securities Centre shall keep a register of all the shares in the Company (the Share Register).

4.5 Registered Shares

The share certificates shall be issued in the holder's name, may be assigned only in the new holder's name and shall be registered in the holder's name in the Company's register of shareholders.

4.6 Voting Right

(1) Til hvert aktiebeløb på kr. 2,00 er knyttet én stemme.

(2) Stemmeretten kan udøves ved fuldmægtig, der ikke behøver at være aktionær, på betingelse af, at den nævnte fuldmægtig godtgør sin ret til at deltage i generalforsamlingen ved forevisning af adgangskort og ved fremlæggelse af en skriftlig, dateret fuldmagt.

(1) Each nominal share amount of DKK 2.00 carries one vote.

(2) The voting right may be exercised by proxy. It is not a requirement that the agent is a shareholder if the agent can substantiate his/her right to participate in the general meeting by presenting an admission card and a dated written proxy.

4.7 Omsættelighed

Der gælder ingen indskrænkninger i aktiernes omsættelighed, bortset fra indskrænkninger som måtte følge af lov eller aftale.

4.7 Negotiability

The negotiability of the shares shall not be subject to any restrictions, other than restrictions that arise pursuant to law and contractual arrangements.

4.8 Udbetaling af udbytte

Udbytte udbetales med frigørende virkning for Selskabet i overensstemmelse med aktieselskabslovens regler. Værdipapircentralen foranlediger det deklarerede udbytte udbetalt via et kontoførende pengeinstitut til de aktionærer, der på tidspunktet for udbetalingen er registreret i Værdipapircentralen. Retten til udbytte forældes 5 år efter forfaldsdagen.

4.8 Payment of Dividends

Dividends shall be paid in full discharge to the Company pursuant to the Danish Companies Act. The Danish VP Securities Services shall arrange for payment of the declared dividends through a depository bank to the shareholders registered at the Danish VP Securities Services at the time of the payment. The right to dividends shall become obsolete five years after the date of payment.

## § 5. Selskabets generalforsamling

5.1 Sted

Generalforsamlinger afholdes i Glostrup Kommune eller andet sted i Storkøbenhavn.

5.2 Termin

Ordinær generalforsamling skal afholdes inden udgangen af hvert års maj måned.

## § 5. General Meetings

5.1 Place

General meetings of the Company shall be held in the municipality of Glostrup or elsewhere in metropolitan Copenhagen.

5.2 Deadline

The annual general meeting shall be held before the expiry of the month of May each year.

| | | | |
|---|---|---|---|
| 5.3 | Ekstraordinær generalforsamling | 5.3 | Extraordinary General Meetings |
| (1) | Der skal afholdes ekstraordinær generalforsamling, når det - til behandling af et bestemt emne – | (1) | An extraordinary general meeting shall be held when – for the consideration of a specific issue:- |
| (i) | besluttes af en generalforsamling, eller | (i) | decided by a general meeting; or |
| (ii) | skriftligt kræves af aktionærer, der ejer en tiendedel af aktiekapitalen, | (ii) | demanded in writing by shareholders representing one-tenth of the share capital; |
| | samt, når det – som hensigtsmæssigt – | | and when – being deemed appropriate:- |
| (iii) | besluttes af bestyrelsen, eller | (iii) | decided by the Board of Directors; or |
| (iv) | kræves af en revisor for Selskabet. | (iv) | demanded by an auditor of the company. |
| (2) | Hvis der ikke er meddelt længere frist af den, som har besluttet eller krævet den ekstraordinære generalforsamling afholdt, skal der indkaldes til denne inden for en frist af to uger. Fristen løber ved beslutning fra dagen for denne og ved krav fra dagen, hvor dette er modtaget af Selskabet. | (2) | Notice of an extraordinary general meeting shall be given within two weeks unless a longer period has been granted by the person(s) having either decided or demanded that an extraordinary general meeting shall be held. Such period shall begin, in the case of a decision to hold an extraordinary general meeting, from the day of such decision and, in the case of a demand for an extraordinary general meeting, from the day of the Company's receipt of such demand. |
| 5.4 | Indkaldelse | 5.4 | Notice |
| (1) | Generalforsamling indkaldes af bestyrelsen med ikke mere end 4 ugers og ikke mindre end 8 dages varsel, bekendtgørelsesdagen og generalforsamlingsdagen medregnet. | (1) | The Board of Directors shall convene general meetings with a maximum notice of four weeks and a minimum notice of eight days including the day of the announcement and the day of the general meeting. |
| (2) | Bekendtgørelse med angivelse af dagsorden skal ske pr. brev til hver enkelt aktionær. | (2) | The announcement shall include an agenda and shall be made by letter to each shareholder. |
| (3) | I indkaldelsen skal angives, hvilke em- | (3) | Notices shall specify the issues to be |

ner der skal behandles på generalforsamlingen. Såfremt der på generalforsamlingen skal behandles forslag, til hvis vedtagelse der kræves kvalificeret flertal, herunder forslag til vedtægtsændringer, skal forslagets væsentligste indhold angives.

considered at the general meeting in question. Where the general meeting is to consider a proposal requiring a qualified majority to be adopted, including a proposal to amend the Articles of Association, the notice shall specify such proposal in all essentials.

(4) Bestyrelsen skal give meddelelse om indkaldelsen til Selskabets og, hvis Selskabet er moderselskab, til koncernens medarbejdere, hvis disse har afgivet meddelelse til bestyrelsen efter aktieselskabslovens § 177, stk. 1, 2. pkt.

(4) The employees of the Company and, where the Company is a parent company, the employees of the group shall be notified by the Board of Directors of the general meeting to be held, provided that such employees have notified the Board of Directors as provided by the second sentence of Section 177(1) of the Danish Companies Act.

5.5. Adgangskort

Enhver aktionær er berettiget til at møde og stemme på generalforsamlingen, når vedkommende senest 5 dage før dennes afholdelse har anmodet om et adgangskort til generalforsamlingen. Adgangskort udstedes til den, der ifølge aktiebogen er noteret som aktionær. For aktionærer, der ikke er noteret i aktiebogen kræves for udstedelse af adgangskort en ikke mere end 5 dage gammel depotudskrift fra Værdipapircentralen eller det kontoførende pengeinstitut (depotstedet) som dokumentation for aktiebesiddelsen tillige med en skriftlig erklæring fra aktionæren om, at denne ikke efter udfærdigelsen af udskriften har afhændet sine aktier eller agter at gøre dette, før generalforsamlingen er afholdt. Medmindre aktionæren angiver, hvortil adgangskort ønskes sendt, skal adgangskortet afhentes på Selskabets kontor senest dagen inden generalforsamlingen.

5.5. Admission Cards

Any shareholder shall be entitled to attend and to vote at a General Meeting provided, however, that the shareholder has applied for an admission card to such General Meeting no later than five days prior thereto. Admission cards shall be issued to anyone who is registered as a shareholder in the Company's Register of Shareholders. Any shareholder who is not so registered may obtain an admission card by submitting a depository transcript issued no more than five days earlier by the Danish VP Securities Services or the depository bank (custodian bank) to document the shareholding together with a written statement from the shareholder to the effect that after the date of issue of the transcript he has not sold his shares nor does he intend to do so before the General Meeting has been held. Unless the shareholder states an address to which the admission card should be sent, the admission card shall be collected at the Company's offices no later than the day before the general meeting.

5.6 Fremlæggelse af dokumentation

Bestyrelsen skal senest otte dage før generalforsamlingen fremlægge til eftersyn for aktionærerne på Selskabets kontor.

(i) dagsordenen og

(ii) de fuldstændige forslag, samt

(iii) for den ordinære generalforsamlings vedkommende - tillige evt. koncernregnskab og årsrapport med revisionspåtegning og ledelsesberetning.

5.7 Forslag fra aktionærerne

(1) En aktionær har ret til at få et bestemt emne behandlet på generalforsamlingen, såfremt aktionæren skriftligt fremsætter krav herom over for bestyrelsen i så god tid, at emnet kan optages på dagsordenen for generalforsamlingen.

(2) En aktionær kan påregne at få et bestemt emne behandlet på den ordinære generalforsamling, såfremt aktionæren skriftligt fremsætter krav herom over for bestyrelsen inden to måneder efter regnskabsårets udløb.

5.8 Dagsorden

På den ordinære generalforsamling skal evt. koncernregnskab og årsrapport med revisionspåtegning og ledelsesberetning fremlægges og følgende foretages:

(a) Beretning om Selskabets virksomhed.

5.6 Submission of Documentation

Eight days before a general meeting the Board of Directors shall have made available for the shareholders' inspection at the Company's office:

(i) the agenda; and

(ii) the full wording of the proposals to be considered at the general meeting; and

(iii) with respect to the annual general meeting, the annual report and the consolidated financial statements, if any, with the auditors' report and the directors' and officers' report.

5.7 Shareholders' Proposals

(1) All shareholders are entitled to have an issue considered at the general meeting if submitting a written request in such respect to the Board of Directors in time for the issue to be placed on the agenda for the general meeting in question.

(2) All shareholders may expect to have an issue considered at the annual general meeting if submitting a written request in such respect to the Board of Directors within two months after the expiry of the accounting year.

5.8 Agenda

At the annual general meeting the annual report and the consolidated financial statements, if any, with the auditors' report and the directors' and officers' report shall be submitted, and the following items shall be included on the agenda:

(a) Report on the Company's activities during the past financial year.

| | | | |
|---|---|---|---|
| (b) | Forelæggelse til godkendelse af årsrapport og koncernregnskab med revisionspåtegning til godkendelse samt ledelsesberetning. | (b) | Presentation for adoption of the annual report and the consolidated financial statements, if any, with the auditors' report and the directors' and officers' report. |
| (c) | Meddelelse af decharge for bestyrelse og direktion. | (c) | Decharge of the Board of Directors and the Board of Officers from their obligations. |
| (d) | Forelæggelse af forslag om anvendelse af overskud eller dækning af tab i henhold til den godkendte årsrapport. | (d) | Submission of proposal for allocation of profits or balancing of losses as shown in the annual report adopted. |
| (e) | Valg af medlemmer til bestyrelsen. | (e) | Election of Directors. |
| (f) | Valg af revisor. | (f) | Appointment of Auditor(s). |
| (g) | Beslutning om ratihabering af tegningsoptioner tildelt af bestyrelsen i medfør af § 3.B. | (g) | Submission of proposal for ratification of warrants granted by the Board of Directors pursuant to article. 3.B. |
| (h) | Bemyndigelse til køb af egne aktier. | (h) | Authorisation to buy own shares. |
| 5.9 | Dirigent | 5.9 | Chairman |
| | Forhandlingerne på generalforsamlingen ledes af en dirigent, der udpeges af bestyrelsen. Dirigenten afgør alle spørgsmål vedrørende emnernes behandlingsmåde, stemmeafgivning og resultatet heraf. | | A Chairman appointed by the Board of Directors shall preside over the proceedings at general meetings and decide upon all questions of procedure, voting and voting results. |
| 5.10 | Beslutningskompetence | 5.10 | Competence |
| | På generalforsamlingen kan beslutning kun tages om de forslag, der har været optaget på dagsordenen. | | At general meetings only resolutions included on the agenda may be passed. |
| 5.11 | Stemmeflertal | 5.11 | Majority of Votes |
| | Generalforsamlingen træffer beslutning ved simpelt stemmeflertal, medmindre andet følger af lovgivningen eller af Selskabets vedtægter. | | At general meetings resolutions shall be decided by simple majority of votes unless otherwise prescribed by law or the Articles of Association. |
| 5.12 | Referat | 5.12 | Minutes |

Et referat af generalforsamlingen indføres i Selskabets forhandlingsprotokol. Referatet skal underskrives af dirigenten og af bestyrelsens formand.

The proceedings at general meetings shall be recorded in the Company's minute book, which shall be signed by the chairman of the general meeting and the chairman of the Board of Directors.

## § 6. Selskabets bestyrelse

## § 6. Board of Directors

6.1 Sammensætning

6.1 Composition

(1) Til Selskabets bestyrelse vælger generalforsamlingen mindst tre og højst syv medlemmer.

(1) The general meeting shall elect at least three but not more than seven Directors.

(2) Udover de af generalforsamlingen valgte medlemmer i henhold til § 6.1(i) har medarbejderne i Selskabet og dets datterselskaber ret til at udpege tre medlemmer til Selskabets bestyrelse efter følgende regler:

(2) In addition to the members elected by the general meeting pursuant to article 6.1(i) the employees of the Company and its subsidiaries shall be entitled to appoint, from and among the employees, three members to the Board of Directors of the Company according to the following rules:

(i) To medlemmer udpeges af og blandt de medarbejdere, der på udpegelsestidspunktet har været ansat i Selskabet eller et af dets danske datterselskaber i hele det forudgående år.

(i) Two directors are to be appointed from and among the employees who have been employed by the Company or one of its Danish subsidiaries throughout the year immediately preceding the appointment.

(ii) Et medlem udpeges af og blandt de medarbejdere, der på udpegelsestidspunktet har været ansat i et af Selskabets amerikanske datterselskaber i hele det forudgående år.

(ii) One director is to be appointed from and among the employees who have been employed by one of the US subsidiaries of the Company throughout the year immediately preceding the appointment.

(iii) Udpegelsen af bestyrelsesmedlemmer i henhold til § 6.1(2) skal nærmere ske efter en analogi af reglerne i aktieselskabslovens § 49, stk. 3 eller efter en alternativ valgprocedure, som er foreslået eller tiltrådt af Selskabet og accepteret blandt medarbejderne i Selskabet og dets danske datterselskaber.

(iii) The appointment of directors pursuant to article 6.1(2) is to be carried out by analogy with Section 49.3 of the Danish Companies Act or by an alternative election procedure suggested or allowed by the Company and accepted by the employees of the Company and its Danish subsidiaries.

(iv) Retten til at udpege bestyrelsesmedlemmer ifølge § 6.1(2) er til enhver tid

(iv) The right to appoint directors pursuant to article 6.1(2) shall always be condi-

betinget af, at generalforsamlingen har valgt mindst seks bestyrelsesmedlemmer.

tional on the general meeting having elected at least 6 members to the Board of Directors.

(v) Retten til at udpege bestyrelsesmedlemmer i henhold til § 6.1(2) bortfalder, og de udpegede bestyrelsesmedlemmer udtræder af bestyrelsen på det tidspunkt, hvor medarbejderne i Selskabet og dets danske datterselskaber måtte tage skridt til en ja-/nej-afstemning med henblik på at vælge koncernrepræsentation efter reglerne i aktieselskabslovens § 49, stk. 3.

(v) The right to appoint directors pursuant to article 6.1(2) shall lapse and the appointed directors resign from the Board of Directors at the time when the employees take steps to a yes/no voting regarding then election of directors from among the employees pursuant to Section 49.3 of the Danish Companies Act.

6.2 Valgperioder

6.2 Term of Office

Bestyrelsesmedlemmer, som er valgt af generalforsamlingen, afgår på hvert års ordinære generalforsamling, men kan genvælges.

The directors elected by the general meeting shall resign at each annual general meeting but shall be eligible for re-election.

6.3 Formand og næstformand

6.3 Chairman and Vice Chairman

(1) Bestyrelsen vælger blandt sine medlemmer en formand.

(1) The Board of Directors shall elect their chairman from among themselves.

(2) Bestyrelsen kan vælge en næstformand, der i formandens fravær i enhver henseende træder i formandens sted.

(2) The Board of Directors may choose to elect a vice chairman, who, in the chairman's absence, shall have the same powers as the chairman in every respect.

6.4 Beslutningsdygtighed

6.4 Quorum

Bestyrelsen er beslutningsdygtig, når quorum foreligger. Quorum foreligger, når over halvdelen af bestyrelsesmedlemmerne er til stede.

The Board of Directors has power to resolve on an issue when a quorum exists. A quorum is deemed to exist when more than half of the directors are present.

6.5 Stemmeflertal

6.5 Majority of Votes

Bestyrelsen træffer beslutning ved simpelt stemmeflertal. I tilfælde af stemmelighed gør formandens stemme udslaget.

At board meetings resolutions shall be decided by simple majority of votes. The chairman shall have the casting vote in a situation of equality of votes.

6.6 Forretningsorden

Bestyrelsen træffer ved en forretningsorden nærmere bestemmelse om udførelsen af sit hverv.

6.6 Rules of Procedure

The Board of Directors shall lay down rules of their procedure.

6.7 Referat

Et referat af hvert bestyrelsesmøde skal indføres i Selskabets forhandlingsprotokol. Referatet skal underskrives af samtlige bestyrelsesmedlemmer.

6.7 Minutes

The proceedings at board meetings shall be recorded in the Company's minute book, which shall be signed by all directors.

6.8 Bestyrelseshonorar

Bestyrelsesmedlemmerne oppebærer et årligt honorar, hvis størrelse fastsættes i årsrapporten for det pågældende år.

6.8 Remuneration

The directors shall be remunerated annually as fixed in the annual report for the year in question.

6.9 Corporate Governance

Bestyrelsen skal udarbejde og løbende ajourføre et regelsæt for god selskabsledelse – Corporate Governance – for Selskabet.

6.9 Corporate Governance

The directors shall draw up and on an on-going basis update a code of practice for Corporate Governance for the Company.

**§ 7. Selskabets direktion**

**§ 7. Board of Officers**

7.1 Sammensætning

Bestyrelsen ansætter en direktion bestående af 1-3 direktører. Hvis direktionen består af flere direktører, skal én af disse udnævnes til administrerende direktør.

7.1 Composition

The Board of Directors shall employ at least one but not more than three officers to comprise the Company's Board of Officers. Where more than one officer is employed, one of them shall be appointed chief executive officer.

7.2 Kompetencefordeling

Hvis direktionen består af flere direktører, skal regler for direktørernes indbyrdes kompetence og forretningsførelse fastlægges af bestyrelsen i en instruks til direktionen.

7.2 Powers

Where more than one officer is employed, rules specifying their respective powers and the performance of their duties shall be laid down by the Board of Directors in a set of written instructions to the the Board of Officers.

7.3 Prokura

Bestyrelsen kan meddele prokura, enkel eller kollektiv.

7.3 Powers of Procuration

The Board of Directors may grant powers of procuration to one person alone or more persons jointly.

**§ 8. Selskabets tegningsregel**

Selskabet tegnes af formanden eller næstformanden for bestyrelsen i forening med en direktør, eller af formanden eller næstformanden for bestyrelsen i forening med to bestyrelsesmedlemmer.

**§ 8. Signature Rules**

The Company shall be bound by the joint signatures of the chairman or the vice chairman and an officer, or by the joint signatures of the chairman or the vice chairman of the Board of Directors and two directors.

**§ 9. Selskabets revision**

9.1 Sammensætning

Revision foretages af én eller to revisorer, der skal være statsautoriserede.

9.2 Valgmåden

Revisor vælges af den ordinære generalforsamling for et år ad gangen.

9.3 Revisionsomfang

Det påhviler revisor at revidere årsrapporten i overensstemmelse med god revisionsskik.

**§ 9. Auditor(s)**

9.1 Composition

The audit shall be performed by one or two state-authorised public accountants.

9.2 Appointment

The auditor(s) shall be appointed by the annual general meeting for one year at a time.

9.3 Audit Scope

The annual report shall be audited by the auditor(s) in accordance with generally accepted auditing practices.

**§ 10. Selskabets regnskab**

10.1 Regnskabsåret

Selskabets regnskabsår er kalenderåret.

10.2 Opgørelsesprincipper

Selskabets årsrapport udarbejdes under omhyggelig hensyntagen til tilstedeværende aktiver og forpligtelser og

**§ 10. Financial Statements**

10.1 Financial Year

The accounting year of the Company shall follow the calendar year.

10.2 Accounting Principles

When preparing the Company's annual report due consideration shall be given to the existing assets and liabilities of

under foretagelse af de efter bestyrelsens skøn fornødne afskrivninger og hensatte forpligtelser med sigte på, at årsrapporten giver et retvisende billede af Selskabets og evt. koncernens aktiver og passiver, den finansielle stilling samt årets resultat.

the Company and the depreciation, amortisations and provisions deemed necessary by the Board of Directors shall be made so that the annual report presents a true and fair view of the Company's and, if applicable, the group's assets and liabilities, financial position and result of operations for the year.

10.3 Disponering af årets overskud/underskud

Årets overskud/underskud sammenlægges med overskud/underskud, som er fremført fra tidligere år. Fremkommer der herved et disponibelt overskud, henlægges heraf til Selskabets reserver, hvad der er nødvendigt efter Selskabets finansielle stilling og forventninger til fremtiden. Det resterende disponible overskud anvendes efter generalforsamlingens nærmere bestemmelse, dog må generalforsamlingen ikke beslutte udbetaling af højere udbytte end foreslået eller tiltrådt af bestyrelsen.

10.3 Allocation of Profits or Balancing of Losses

Each year' s profit or loss shall be added to the profits or losses brought forward from previous years. From any disposable profit resulting therefrom the amount rendered necessary by the Company's financial position and prospects shall be transferred to the reserves. Any remaining disposable profit shall be applied as determined by the general meeting, always provided that the general meeting shall not distribute dividends of a higher amount than proposed or accepted by the Board of Directors.

--ooOoo--

--ooOoo--

Således vedtaget på bestyrelsesmødet den 4. oktober 2006.

§ 3.1 ændret i henhold til bestyrelsens beslutning af 4. oktober 2006 og i henhold til bemyndigelse, jf. § 3.B.

Adopted at the board meeting on 4 October 2006.

Article 3.1 has been amended according to the resolution made by the Board of Directors on 4 October 2006 and according to authorisation, cf. article 3.B.

Vibeke Holst-Andersen

Den 14. november 2006 blev de nedenfor anførte beslutninger truffet af bestyrelsen i

On 14 November 2006 the resolutions recorded below were passed by the Board of Directors in

**Dako A/S**

(CVR No. 2651 9950)

("Selskabet"/"the Company")

**Deltagere:**

**Fra bestyrelsen:**

- Sonnich Fryland (Formand)
- Terje Kalland
- Viggo Harboe
- Kurt Anker Nielsen
- Steven P. Novak
- Jesper Lohse
- Camilla Schmidt
- Joel Weisenberger

**Fra direktionen:**

- Patrik Dahlén
- Leif Nørgaard

**Fra revisor:**

- Ingen

**Andre deltagere:**

- Ingen

**Afbud:**

- Ingen

Der forelå følgende **dagsorden**:

1. Tildeling af tegningsoptioner og tilhørende kapitalforhøjelse i henhold til bemyndigel-

**Participating:**

**From the Board of Directors:**

- Mr Sonnich Fryland (Chairman)
- Mr Terje Kalland
- Mr Viggo Harboe
- Mr Kurt Anker Nielsen
- Mr Steven P. Novak
- Mr Jesper Lohse
- Ms Camilla Schmidt
- Mr Joel Weisenberger

**From the Board of Management:**

- Patrik Dahlén
- Leif Nørgaard

**From the Auditor of the Company:**

- none

**Other participants:**

- none

**Excused:**

- none

**The agenda** contained the following item:

1. Granting of stock options and related capital increase pursuant to authorisation in the Ar-

se i vedtægterne

ticles of Association

**Ad 1 Tildeling af tegningsoptioner i henhold til bemyndigelse i vedtægterne**

**Re. 1 Granting of stock options pursuant to authorisation in the articles of association**

Formanden henviste til vedtægternes pkt. 3B. Formanden oplyste, at direktionen havde foreslået at tildele fortrinsvis medarbejdere, der var ansat i perioden 1. januar 2005 til 31. december 2005, men også ved nyansættelse af specialister og forfremmelser af eksisterende medarbejdere, i alt 500.000 tegningsoptioner i november 2006.

The Chairman referred to Article 3B of the Articles of Association. The Chairman informed that the Management had proposed to grant to employees mainly hired in the period from 1 January 2005 to 31 December 2005, but also subsequent recruitments of specialists and promotions of current employees, a total of 500,000 stock options in November 2006.

Hver tegningsoption skal give ret til tegning af en aktie på nominelt kr. 2.

Each option shall give a right to subscribe for one share of a nominal amount of DKK 2.

Formanden henviste til den fremviste dokumentation:

- Plan for Tegningsoptionsprogram 2006 i Dako A/S (tegningsoptioner) ("Optionsplanen");
- Tegningslister;
- Udkast til aftaler vedrørende tildeling af tegningsoptioner,
- Udkast til bestyrelsens beretning i henhold til aktieselskabslovens § 29, stk. 2, nr. 2; og
- Udkast til revisors udtalelse om bestyrelsens beretning i henhold til aktieselskabslovens § 29, stk. 2, nr. 3.

The Chairman referred to the following documents that had been produced:

- Plan for Stock Option Program 2006 in Dako A/S (Share Options) (the "Stock Option Program");
- Subscription lists;
- Form agreements with respect to grant of options;
- A draft statement by the Board of Directors pursuant to Section 29(2), no. 2 of the Companies Act; and
- The auditors' draft opinion on the statement by the Board of Directors pursuant to Section 29(2), no. 3.

Formanden præsenterede herefter et forslag

The Chairman then presented a proposal sub-

fra bestyrelsen om at forhøje aktiekapitalen i forbindelse med udnyttelse af tegningsoptionerne, herunder

a) at aktiekapitalen forhøjes fra kr. 78.687.748 (eller et beløb svarende til den nominelle aktiekapital på tegningstidspunktet) med kr. 1.000.000 til kr. 79.687.748.

b) at de hidtidige aktionærer ikke skal have fortegningsret til kapitalforhøjelsen, og at der ikke skal gælde indskrænkning i de nye aktionærers fortegningsret ved fremtidige forhøjelser,

c) at tegningen foretages ved udnyttelse af tegningsoptioner,

d) at indbetaling af kapitalforhøjelsen skal ske kontant samtidig med fremsendelse af tegningslisten,

e) at kapitalforhøjelsen skal fordeles på aktier à kr. 2,

f) at tegningskursen skal være 3.692 (således at en aktie på nominelt kr. 2 tegnes mod betaling af kr. 73,83),

g) at de nye aktier skal være omsætningspapirer,

h) at de nye aktier skal lyde på navn,

i) at de nye aktier ikke skal have særlige rettigheder,

j) at der skal gælde samme indskrænkninger

mitted by the Board of Directors to increase the share capital in connection with the exercise of the options, including

a) that the share capital is increased from DKK 78,687,748 (or the amount of the nominal share capital at the time of subscription) by DKK 1.000.000 to DKK 79,687,748;

b) that existing shareholders are not granted pre-emption rights to the capital increase and that no restrictions are to apply to new shareholders' pre-emption rights in connection with future increases;

c) that subscription is made in connection with the exercise of options;

d) that the capital increase shall be paid in cash at the time when notice of exercise of the options is given;

e) that the capital increase is divided into shares of DKK 2;

f) that the subscription price is 3,692 (in order that one share of a nominal value of DKK 2 is subscribed for against payment of DKK 73.83);

g) that the new shares are negotiable instruments;

h) that the new shares are registered shares;

i) that no special rights are conferred upon the holders of the new shares;

j) that such restrictions on transferability as

i de nye aktiers omsættelighed, som er gældende for de hidtidige aktier,

k) at omkostningerne ved kapitalforhøjelsen, der udgør kr. 50.000, til regnskabsmæssig og juridisk assistance skal betales af Selskabet, og

l) at de nye aktier fra det år, hvor tegning sker, skal give ret til udbytte i Selskabet men først fra og med kapitalforhøjelsens endelige gennemførelse skal medføre andre rettigheder i Selskabet på lige fod med de hidtidige aktier.

Punktet blev drøftet.

Bestyrelsen besluttede at tildele nyansatte og visse nuværende og kommende medarbejdere 500.000 tegningsoptioner i 2006.

Bestyrelsen besluttede desuden, at følgende skulle være gældende for tildelingen af tegningsoptioner og samtidig indføjes i vedtægterne:

***3I Warrants til medarbejderne udstedt i henhold til § 3B den 14. november 2006***

3.I.1 Antal og betaling
Bestyrelsen har i november 2006 på baggrund af bemyndigelse fra 23. september 2005 jf. vedtægternes § 3B tildelt visse medarbejdere (Medarbejderen) 500.000 warrants (tegningsoptioner).

For så vidt angår de nærmere vilkår, finder § 3C.2 til 3C.9 tilsvarende anvendelse.

apply to existing shares are applicable to the new shares;

k) that the costs incurred in connection with the capital increase for accounting and legal assistance payable by the Company amount to DKK 50,000;

l) that the new shares confer the rights to dividends from the Company as of the year of subscription for the shares and all other rights on equal terms with existing shareholders as of the completion of the capital increase.

The issue was discussed.

**RESOLVED** to grant new and certain current and future employees 500,000 stock options in 2006.

**RESOLVED FURTHER** that the following should apply in connection with the granting of stock options and be included in the Articles of Association:

***3I Warrants issued to employees pursuant to Article 3B on 14 November 2006***

3.I.1 Quantity and Consideration
In November 2006 the Board of Directors has by virtue of authorisation from 23 September 2005 cf. Article 3B of the Articles of Association, granted certain employees (the Employee) 500,000 warrants (stock options).

As regards the specific conditions, Article 3C.2 through 3C.9 applies.

De pågældende vilkår gengiver hovedtrækkene i den mellem Selskabet og Medarbejderen indgåede aftale om successiv tildeling af tegningsoptioner med tilhørende plan for warrantordning (tegningsoptioner) 2006.

The conditions reflect the principal features of the agreement between the Company and the Employee on the successive grant of option together with a plan for the Stock Option Program 2006.

Bestyrelsen besluttede at godkende det forelagte forslag til vilkår for aktietegning.

**RESOLVED FURTHER** to approve the conditions for subscribing for the shares as presented.

Bestyrelsen besluttede at underskrive redegørelsen.

**RESOLVED FURTHER** to approve and execute the statement.

Bestyrelsen besluttede at bemyndige Vibeke Holst-Andersen til at indføje de ovenfor anførte beslutninger i vedtægterne.

**RESOLVED FURTHER** to authorise Ms Vibeke Holst-Andersen to include the above resolutions in the Articles of Association.

*****

**I bestyrelsen/Board of Directors**

Sonnich Fryland

Terje Kalland

Viggo Harboe

Kurt Anker Nielsen

Steven P. Novak

Camilla Schmidt

Joel Weisenberger

Jesper Lohse

| VEDTÆGTER FOR | ARTICLES OF ASSOCIATION OF |
|---|---|
| **Dako A/S**<br>(CVR-nr. 26 51 99 50)<br>("Selskabet")<br>—oo0oo— | **Dako A/S**<br>(CVR No. 26 51 99 50)<br>("the Company")<br>—oo0oo— |
| **§ 1. Selskabets navn og hjemsted** | **§ 1. Name and Registered Office** |
| ***1.1 Navn*** | ***1.1 Name*** |
| Selskabets navn er Dako A/S. Selskabet driver tillige virksomhed under binavnet DakoCytomation A/S (Dako A/S). | The Company's name is Dako A/S. The company also conducts business under the ancillary name of DakoCytomation A/S (Dako A/S). |
| **1.2 Hjemsted** | **1.2 Registered Office** |
| Selskabets hjemsted er Glostrup kommune. | The Company's registered office is situated in the municipality of Glostrup. |
| **§ 2. Selskabets formål** | **§ 2. Object** |
| Selskabets formål er fabrikation, handel og investeringsvirksomhed samt, direkte eller indirekte, at drive anden virksomhed, der efter bestyrelsens skøn er forbundet dermed. | The object of the Company is to engage in production, commercial trading and investment, and directly or indirectly, engage in any other activities which, in the opinion of the Board of Directors, are related thereto. |
| **§ 3. Selskabets kapital** | **§ 3. Share Capital** |
| ***3.1 Aktiekapitalens størrelse*** | ***3.1 Amount*** |
| Selskabets aktiekapital er kr. 78.687.748. | The share capital of the Company is DKK 78,687,748.00. |
| **3.2 En aktieklasse** | **3.2 One Class of Shares** |
| Aktiekapitalen er ikke opdelt i aktieklasser. | The share capital is not divided into different classes of shares. |

**§ 3.A.1** ***Bemyndigelse til at udvide aktiekapitalen***

(1) Som led i Selskabets erhvervelse af virksomheder er bestyrelsen i perioden indtil 13. maj 2009 bemyndiget til at udvide Selskabets aktiekapital for derved at kunne erlægge vederlag helt eller delvis i aktier, ligesom bestyrelsen under samme forudsætning kan udstede konvertible obligationer som nærmere beskrevet i § 3.A.2. Det maksimale nominelle beløb, for hvilket nye aktier og/eller konvertible obligationer kan udstedes, andrager samlet kr. 32.361.256.

(2) Bemyndigelsen i henhold til § 3.A.1(1) kan udnyttes ad en eller flere gange og efter bestyrelsens nærmere bestemmelse med hensyn til tid og vilkår. Forhøjelsen i henhold til 3.A.1(1) kan efter bestyrelsens nærmere beslutning ske ved indbetaling i andre værdier end kontanter og uden fortegningsret for Selskabets hidtidige aktionærer.

**3.A.2** ***Bemyndigelse til at udstede konvertible obligationer***

Bestyrelsen er på de i § 3.A.1 anførte vilkår bemyndiget til at optage lån ad en eller flere gange efter bestyrelsens nærmere bestemmelse mod udstedelse af konvertible obligationer omfattende et nominelt lånebeløb på op til halvdelen af Selskabets aktiekapital på det tidspunkt, hvor beslutningen træffes, dog således at der i henhold til denne bemyndigelse højst kan udstedes konvertible obligationer for et samlet nominelt beløb på indenfor den i § 3.A.1 anførte samlede ramme på nominelt kr.

**§ 3.A.1** ***Authorisation to Increase the Share Capital***

(1) For purposes of the Company's acquisition of businesses, the Board of Directors has been authorised until 13 May 2009 to increase the Company's share capital in order to be able to make contributions, in whole or in part, in shares. Also, the Board of Directors is authorised fir the same purposes to issue convertible corporate bonds as set out in article 3.A.2. The maximum nominal amount of new shares and/or convertible corporate bonds which can be issued shall be a total of DKK 32,361,256.

(2) The authority set out in article 3.A.1(1) may be exercised on one or several occasions at such times and on such terms as the Board of Directors may decide. Any increase in pursuance of article 3.A.1(1) may, at the Board of Directors' discretion, be effected by contribution in kind instead of cash payment without conferring any preemption rights on the Company's existing shareholders.

**§ 3.A.2** ***Authorisation to Issue Convertible Corporate Bonds***

Further to the terms and conditions set out in article 3.A.1, the Board of Directors has been authorised to raise loans on one or several occasions, as the Board of Directors may decide, against the issue of convertible corporate bonds of a nominal loan amount of up to half the Company's share capital at the time of such resolution. However, issue of convertible corporate bonds under this authority shall not exceed a total nominal amount within the aggregate frame set out in article 3.A.1 of DKK

32.361.256. Udstedelse af konvertible obligationer kan gennemføres til markedskurs uden fortegningsret for de hidtidige aktionærer, dog således at konverteringskursen for de konvertible obligationer ikke må være lavere end markedsværdien af Selskabets aktier på tidspunktet for de konvertible obligationers udstedelse (bortset fra eventuelle justeringer af konverteringskursen som følge af begivenheder, der måtte indtræde efter udstedelsen af de konvertible obligationer på grund af udvandende aktieemissioner, fusioner, sammenlægninger, spaltninger, aktieopdelinger og andre lignende ændringer i Selskabets kapitalstruktur, alt som der måtte blive bestemt i henhold til de konvertible obligationers vilkår og betingelser). Bestyrelsen er samtidig bemyndiget – og forpligtet – til i perioden indtil 13. maj 2009 at forhøje Selskabets aktiekapital af en eller flere gange i forbindelse med konvertering til aktier af de konvertible obligationer, der måtte blive udstedt i medfør af ovenstående bemyndigelse indenfor den i § 3.A.1 anførte samlede ramme på nominelt kr. 32.361.256. Såfremt der sker en reduktion af konverteringskursen som følge af betingelserne for de konvertible obligationer, forhøjes kapitalforhøjelsesbemyndigelsen med det yderligere aktiebeløb, som er nødvendigt som følge af reduktionen af konverteringskursen. Kapitalforhøjelsen kan gennemføres uden fortegningsret for Selskabets hidtidige aktionærer. Vilkår for tegning og optagelse af lån (herunder eventuel sikkerhedsstillelse for disse), obligationerne og disses udstedelse fastsættes af bestyrelsen, idet bestyrelsesbeslutningen herom optages i vedtægterne.

32,361,256. The issue of convertible corporate bonds may be carried out at market price without granting pre-emption rights to the existing shareholders; provided, however, that the conversion price of such convertible corporate bonds shall not be lower than the fair market value of the Company's shares at the time of the convertible corporate bonds issue (except as to any adjustment in the conversion price resulting from events that may occur subsequent to such issue by reason of dilutive issues of shares, mergers, consolidations, divisions, share splits and other similar changes in the Company's capital structure, all as may be provided for in accordance with the terms and provisions of the convertible corporate bonds). Further, in the period until 13 May 2009, the Board of Directors is authorised – and under an obligation - to increase the Company's share capital on one or several occasions within the frame set out in article 3.A.1 with up to an aggregate nominal amount of DKK 32,361,256 in connection with the conversion into shares of such convertible corporate bonds as may be issued in pursuance of the above authority. In the event of a reduction of the conversion price by reason of the terms applicable to the convertible corporate bonds, the authority to increase the capital shall be augmented by such additional share amount as is necessary because of the reduction of the conversion price. The capital increase may be effected without granting pre-emption rights to the existing shareholders. Terms and conditions for subscription and raising of loans (including the provision of any security therefore), the corporate bonds and the issue thereof shall be determined by the Board of Directors, and the Board of Directors' resolution to this effect shall be incorporated into these Articles.

**§ 3.A.3 Bemyndigelse til at udstede tegningsoptioner (warrants)**

Bestyrelsen er på de i § 3.A.1 anførte vilkår bemyndiget til at udstede tegningsoptioner ad en eller flere gange efter bestyrelsens nærmere bestemmelse omfattende et nominelt beløb på op til halvdelen af Selskabets aktiekapital på det tidspunkt, hvor beslutningen træffes, dog således at der i henhold til denne bemyndigelse højst kan udstedes tegningsoptioner for et samlet nominelt beløb indenfor den i § 3.A.1 anførte samlede ramme på nominelt kr. 32.361.256. Udstedelse af tegningsoptioner kan ske på markedsvilkår uden fortegningsret for de hidtidige aktionærer, dog således at tildelingskursen og udnyttelseskursen for tegningsoptionerne tilsammen ikke må være lavere end markedsværdien af Selskabets aktier på tidspunktet for tegningsoptionernes udstedelse (bortset fra eventuelle justeringer af udnyttelseskursen som følge af begivenheder, der måtte indtræde efter udstedelsen af tegningsoptionerne på grund af udvandende aktieemissioner, fusioner, sammenlægninger, spaltninger, aktieopdelinger og andre lignende ændringer i Selskabets kapitalstruktur, alt som der måtte blive bestemt i henhold til tegningsoptionernes vilkår og betingelser). Bestyrelsen er samtidig bemyndiget – og forpligtet – til i perioden indtil 13. maj 2009 at forhøje Selskabets aktiekapital af en eller flere gange i forbindelse med udnyttelse af de udstedte tegningsoptioner, der måtte blive udstedt i medfør af ovenstående bemyndigelse indenfor den i § 3.A.1 anførte samlede ramme på nominelt kr. 32.361.256. Såfremt der sker en reduktion af tildelingskursen som følge af betingelserne for tegningsoptionerne, forhøjes kapitalforhøjelsesbemyndigelsen med det yderligere aktie-

**§ 3.A.3 Authorisation to Issue Warrants**

Further to the terms and conditions set out in article 3.A.1 above, the Board of Directors has been authorised to issue warrants on one or several occasions, as the Board of Directors shall may decide, of a nominal amount of up to half the Company's share capital at the time of such decision. However, issue of warrants under this authority shall not exceed a total nominal amount within the aggregate frame set out in article 3.A.1 of DKK 32,361,256. The issue of warrants may be carried out on market conditions without granting pre-emption rights to the existing shareholders; provided, however, that the issue price and exercise price of such warrants shall not combined be lower than the fair market value of the Company's shares at the time of the warrant issue (except as to any adjustment in the exercise price resulting from events that may occur subsequent to such issue by reason of dilutive issues of shares, mergers, consolidations, divisions, share splits and other similar changes in the Company's capital structure, all as may be provided for in accordance with the terms and provisions of the warrants). Further, in the period until 13 May 2009, the Board of Directors is authorised – and under an obligation - to increase the Company's share capital on one or several occasions within the frame set out in article 3.A.1 with up to an aggregate nominal amount of DKK 32,361,256 in connection with the exercise of such warrants as may be issued in pursuance of the above authority. In the event of a reduction of the exercise price by reason of the terms applicable to the warrants, the authority to increase the capital shall be augmented by such additional share amount as is

beløb, som er nødvendigt som følge af reduktionen af tildelingskursen. Kapitalforhøjelsen kan gennemføres uden fortegningsret for Selskabets hidtidige aktionærer. De nærmere vilkår for tegningsoptionerne og disses udstedelse fastsættes af bestyrelsen, idet bestyrelsesbeslutningen herom optages i vedtægterne.

necessary because of the reduction of the exercise price. The capital increase may be effected without granting preemption rights to the existing shareholders. The specific terms and conditions for the warrants and the issue thereof shall be resolved by the Board of Directors, and the Board of Directors' resolution to this effect shall be incorporated into these Articles.

**§ 3.A.4 *Aktiestatus***

For kapitaludvidelser i medfør af nærværende § 3.A gælder, at de nye aktier skal have samme rettigheder som de eksisterende aktier. Aktierne skal være omsætningspapirer, lyde på navn og noteres på navn i Selskabets aktiebog og i øvrigt være undergivet de samme bestemmelser, som gælder for ældre aktier. De nye aktier skal give ret til udbytte fra det tidspunkt, bestyrelsen bestemmer, dog senest fra det regnskabsår, der følger efter vedtagelsen af kapitalforhøjelsen, respektive tegning af aktier.

**§ 3.A.4 *Share Status***

New shares issues in connection with capital increases pursuant to this article 3.A, the new shares shall have the same rights as the existing shares. The shares shall be negotiable instruments, shall be issued in the holder's name, and shall be subject to the same provisions as those applying to the existing shares. Holders of the new shares shall be entitled to dividends as from such time as the Board of Directors shall determine, although not later than for the accounting year following the adoption of the capital increase or, as the case may be, the subscription for shares in exchange for warrants.

**§ 3.B.1 *Forhøjelse af aktiekapitalen og udstedelse af tegningsoptioner (warrants)***

Bestyrelsen er i perioden indtil 19. marts 2010 bemyndiget til at udstede tegningsoptioner til medarbejderne i Selskabet og dets datterselskaber samt til at foretage forhøjelse af Selskabets aktiekapital med indtil nominelt DKK 6.132.000 uden fortegningsret for de hidtidige aktionærer.

**§ 3.B.1 *Increase of the Share Capital and Issue of Warrants***

In the period until 19 March 2010 the Board of Directors shall be authorised to issue warrants to employees of the Company and its subsidiaries as well as to increase the Company's share capital with up to a nominal amount of DKK 6,132,000 without conferring preemption rights upon the existing shareholders.

**§ 3.B.2 *Begrænsninger i bemyndigelsen***

Bemyndigelsen er underkastet følgen-

**§ 3.B.2 *Limitations to the Authorisations***

The authorisation is subject to the fol-

de begrænsninger:

(1) Udnyttelseskursen skal udgøre mindst 85 % af markedskursen (og kan overstige denne) på tidspunktet, hvor aftale om tildeling indgås med medarbejderen. Markedskursen beregnes som minimum på grundlag af Selskabets regnskabsmæssige indre værdi i henhold til årsrapporten for det sidst forløbne regnskabsår med tillæg af Selskabets resultat for perioden fra det igangværende regnskabsårs start og til og med det senest udløbne kvartal. Den således opgjorte indre værdi skal tillægges goodwill, der værdiansættes som minimum på grundlag af de danske skattemyndigheders til enhver tid gældende beregningsmodel for goodwill.

(2) Udnyttelse af tegningsoptioner skal ske inden for 21 dage efter de seks førstkommende ordinære generalforsamlinger, der afholdes i året efter den første tildeling. Såfremt Selskabet børsnoteres regnes 21-dages perioderne fra offentliggørelse af årsrapport og halvårsregnskab.

§ 3.B.3 ***Aktiestatus***

For kapitaludvidelser i medfør af nærværende § 3.B gælder, at de nye aktier skal have samme rettigheder som de eksisterende aktier. Aktierne skal være omsætningspapirer, lyde på navn og noteres på navn i Selskabets aktiebog og i øvrigt være undergivet de samme bestemmelser, som gælder for ældre aktier. De nye aktier skal give ret til udbytte fra det tidspunkt, bestyrelsen bestemmer, dog senest fra det regnskabsår der følger efter vedtagelsen af kapitalforhøjelsen, respektive tegning af aktier.

lowing limitations:

(1) The exercise price shall correspond to at least 85% of the fair market value (and may exceed the fair market value) at the time when an agreement of successive grant is entered into with the employee. The fair market value shall be assessed as a minimum on the basis of the book value of the Company as shown in the annual report for the most recent accounting year plus the Company's profits for the period from the beginning of the current accounting year and until and including the most recently expired quarter. Goodwill shall be added to the Company's book value as a minimum on the basis of the calculation model used for goodwill by the Danish tax authorities from time to time.

(2) The warrants granted shall be exercised within a period of 21 days subsequent to each of the six next annual general meetings to be held in the years after the initial grant. In case of a listing of the Company, the 21-day periods shall commence after the publication of the annual report and the interim financial statement.

§ 3.B.3 ***Share Status***

New shares issued in connection with capital increases pursuant to this article 3.B shall carry the same rights as the existing shares. The shares shall be negotiable instruments, shall be issued in the holder's name, and shall be subject to the same provisions as those applying to the existing shares. Holders of the new shares shall be entitled to dividends as from such time as the Board of Directors shall determine, although not later than for the accounting year following the adoption of the capital increase or, as the case may be, the

subscription for shares in exchange for warrants.

*§ 3.B.4 Ændringer i vedtægter*

*§ 3.B.4 Amendments to the Articles of Association*

Bestyrelsen er bemyndiget til at foretage de vedtægtsændringer, der er nødvendige i forbindelse med udnyttelsen af ovenstående bemyndigelser og kapitaludvidelserne.

The Board shall be authorised to undertake such amendments to these Articles of Association as are required in connection with the above authorisations and the capital increases.

**§ 3.C Tegningsoptioner (warrants) til medarbejderne udstedt i henhold til § 3.B den 29. august 2002**

**(2002-program)**

**§ 3.C Warrants Issued to Employees Pursuant to Article 3.B on 29 August 2002**

**(2002 program)**

*§ 3.C.1 Antal og betaling*

*§ 3.C.1 Quantity and Consideration*

Selskabets bestyrelse har i august 2002 i henhold til bemyndigelse givet i maj 2002 vederlagsfrit tildelt visse medarbejdere ("Medarbejderen") 1.374.594 tegningsoptioner.

Under the authority granted in May 2002 the Board of Directors has granted 1,374,594 warrants free of charge to certain employees (the "Employee").

*§ 3.C.2 Udnyttelseskurs*

*§ 3.C.2 Exercise Price*

Hver tegningsoption berettiger Medarbejderen til at tegne nom. kr. 2 aktier i Selskabet mod betaling af kr. 73,83 for hver aktie af kr. 2.

Each warrant entitles the Employee to subscribe for shares in the nominal amount of DKK 2 in the Company at a price of DKK 73.83 per share of DKK 2.

*§ 3.C.3 Udnyttelse*

*§ 3.C.3 Exercise*

Udnyttelse af tegningsoptionerne kan kun ske i portioner á mindst 25 og inden for den i Aftalen definerede Udnyttelsesperiode. Udnyttelse af tegningsoptionerne skal tillige være i overensstemmelse med de love og regler, der er gældende for tegningsoptionerne, og tegningsoptionerne må ikke udnyttes, hvis Selskabet beslutter, at udnyttelsen udgør en overtrædelse af gældende love og regler.

The warrants shall only be exercisable in portions of at least 25 warrants and any exercise shall take place within the Exercise Period, which is defined in the Agreement. The exercise of the warrants shall also comply with other laws and regulations applicable to the warrants, and the warrants shall not be exercised if the Company determines that the exercise would be a violation of applicable laws and regulations.

*§ 3.C.4 Fremgangsmåde ved udnyttelse*

*§ 3.C.4 Procedure of Exercise*

Tegningsoptionerne udnyttes ved, at Medarbejderen inden for Udnyttelsesperioden til Selskabet indsender skriftlig meddelelse (tegningsliste) med angivelse af det antal tegningsoptioner, der ønskes udnyttet, og bilagt det beløb (inkl. eventuel kildeskat), som skal betales i forbindelse med tegningen af aktierne på grundlag af tegningsoptionerne.

The Employee shall exercise the warrants by written notice (execution page from subscription list) within the Exercise Period to the Company, indicating the number of warrants which will be exercised and accompanied by the amount payable (including any withholding taxes) in connection with the subscription for the shares on the basis of the warrants.

***§ 3.C.5 Kapitalforhøjelse***

Ved modtagelse af den skriftlige meddelelse (relevante side i tegningslisten) og betaling som anført i § 3.C.4 samt Medarbejderens betaling af aktieomsætnings- eller kildeskat, er Selskabet forpligtet til at foranledige den fornødne aktieudvidelse gennemført senest 60 dage efter udløbet af det regnskabsår, hvor der blev givet behørig meddelelse. Aktiebreve eller dokumentation for, at Medarbejderen er behørigt registreret som aktionær udleveres snarest muligt efter, at kapitalforhøjelsen er registreret i Erhvervs- og Selskabsstyrelsen.

***§ 3.C.5 Capital Increase***

Upon receipt of the written notice (execution page from subscription list) and the payment set out in article 3.C.4 and the payment by the Employee of any transfer or withholding taxes, the Company shall arrange for the necessary implementation of the capital increase no later than 60 days after the expiry of the accounting reference period in which duly notice was submitted. Share certificates or evidence that the Employee has been duly recorded as shareholder shall be surrendered as soon as possible after the registration of the capital increase with the Danish Commerce and Companies Agency.

***§ 3.C.6 Bortfald***

Tegningsoptionerne bortfalder, hvis Medarbejderen væsentligt misligholder sin ansættelsesaftale.

Ikke-udnyttede tegningsoptionerne bortfalder endvidere i det omfang, at meddelelse om udnyttelse ikke er kommet behørigt frem til Selskabet senest på Udløbsdatoen. Denne warrantordning og eventuelle ikke-udnyttede tegningsoptioner, der tildeles i henhold til denne warrantordning, bortfalder således på den i Aftalen definerede Udløbsdato.

Ved Medarbejderens fratræden eller

***§ 3.C.6 Expiration***

The warrants shall be forfeited in the event of the Employee's material breach of his contract of employment.

Unexercised warrants shall expire if the notice of exercise has not been duly received by the Company on or before the Date of Expiry. Thus, this warrant plan and any unexercised warrants granted hereunder expire on the Date of Expiry as defined in the Agreement.

In case of the Employee's resignation

død gælder der køberettigheder, jf. § 3.C.8.

*§ 3.C.7 Ændringer i vilkårene*

(1) Hvis Medarbejderen ønsker at udnytte sine tegningsoptioner efter

(i) at der er sket en forhøjelse af Selskabets aktiekapital med fortegningsret for de eksisterende aktionærer til at tegne aktier til en lavere kurs end markedskursen,

(ii) at Selskabet har udstedt konvertible obligationer eller andre konvertible lån, tegningsoptioner (bortset fra de tegningsoptioner, der er omfattet af denne warrantordning eller eventuelle efterfølgende incitamentsordninger), og udstedelsen er sket med fortrinsret for de eksisterende aktionærer til en lavere kurs end markedskursen,

(iii) at der er foretaget en fondsaktieemission (aktieudbytte),

(iv) at der er sket en nedsættelse af Selskabets aktiekapital, hvorved de eksisterende aktionærer har modtaget en udlodning fra Selskabet, der overstiger markedskursen, eller

(v) at der er udbetalt udbytte pr. regnskabsår på mere end 25 % af aktiekapitalen,

skal den i Aftalen fastsatte Udnyttelseskurs og/eller aktieantal reguleres, således at Medarbejderen modtager en rimelig kompensation for den reduktion i tegningsoptionernes værdi, som den pågældende begivenhed måtte have medført. Kompensationen fastsættes endeligt af en revisor, der er udpeget af Selskabet.

or death, call options apply, cf. article 3.C.8.

*§ 3.C.7 Amendment of the Terms and Conditions*

(1) Where the Employee wishes to exercise his warrants after

(i) the share capital of the Company has been increased, the existing shareholders have pre-emption rights to subscribe for the new shares at a price which is lower than the market price;

(ii) the Company has issued convertible bonds or other convertible loans, warrants (except for the warrants comprised by this plan or any other subsequent employee incentive programme), and the existing shareholders have pre-emption rights to subscribe for the new shares at a price which is lower than the market price;

(iii) bonus shares (stock dividend) have been issued;

(iv) a reduction in the share whereby the existing shareholders have received a dividend from the Company exceeding the market price; or

(v) distribution of a dividend of more than 25 per cent of the share capital per accounting year;

the Exercise Price and/or the number of shares stated in the Agreement shall be adjusted to the effect that the Employee receives a fair compensation for the decrease in the value of the warrants caused by the event in question. An independent auditor appointed by the Company shall finally determine the compensation.

(2) Hvis en eller flere af tegningsoptionerne udnyttes efter eller i forbindelse med

(i) en fusion eller fission (spaltning) af Selskabet,

(ii) Selskabets likvidation eller

(iii) andre tilsvarende ændringer i Selskabets kapitalstruktur,

er Medarbejderen berettiget til at modtage aktier i Selskabet til en ændret kurs (eller ved justering af det tildelte antal aktier) eller i andre selskaber eller på anden måde tillægges aktiver eller kontanter, således at Medarbejderen modtager kompensation herfor. Kompensationen fastsættes endeligt af en revisor, der udpeges af Selskabet.

(2) Where one or more warrants are exercised subsequent to or in connection with

(i) a merger or de-merger (division) of the Company;

(ii) the liquidation of the Company;

(iii) the occurrence of other similar changes in the capital structure of the Company;

the Employee shall be entitled to receive shares in the Company at a new price (or by adjustment of the number of shares granted) or in other companies, or in some other way be granted assets or cash in such a way that the Employee is compensated. An independent auditor appointed by the Company shall finally determine the compensation.

### *§ 3.C.8 Overdragelse og pantsætning*

(1) Tegningsoptionerne kan ikke overdrages eller gøres til genstand for pantsætning eller udlæg, medmindre andet fremgår af nedenfor.

(2) Ved Medarbejderens fratræden (uanset årsag) forud for en eventuel børsnotering og for så vidt tegningsoptionerne ikke er bortfaldet i henhold til § 3.C.6, skal Medarbejderen tilbyde de tildelte tegningsoptioner til Selskabet eller en af Selskabet udpeget tredjemand til en kurs, der beregnes som forskellen mellem Udnyttelseskursen og aktiekursen beregnet på grundlag af Selskabets regnskabsmæssige indre værdi i henhold til årsrapporten for det seneste regnskabsår med tillæg af Selskabets overskud for perioden fra det igangværende regnskabsårs begyndelse og til og med det i forhold til den begivenhed, der har udløst tilbudspligten, senest udløbne kvartal. Den således opgjorte in-

### *§ 3.C.8 Transfer and Pledging*

(1) The warrants cannot be transferred, pledged or taken in execution, save as provided for below.

(2) In case of the Employee's resignation or termination of employment (for whatever reason) prior to any listing and provided that the warrants have not expired pursuant to article 3.C.6 above, warrants vested shall be offered by the Employee to the Company or any person designated by the Company at a price calculated as the difference between the Exercise Price and the price of the shares calculated on the basis of the book value of the Company as shown in the annual report for the most recent accounting year plus the Company's profits from the beginning of the current accounting year and until and including the most recently expired quarter in which the event that triggered

dre værdi skal tillægges goodwill, der værdiansættes endeligt af en af Selskabet udpeget uafhængig revisor på grundlag af skattemyndighedernes til enhver tid gældende beregningsmodel for goodwill. Hvis den således opgjorte værdi er nul eller negativ, sker overdragelse vederlagsfrit.

the obligation to offer the shares for sale occurred. Goodwill shall be added to the Company's book value and shall be finally appraised by the Company's auditor on the basis of the calculation model used for goodwill by the tax authorities from time to time. In case the calculated value is zero or negative, the transfer shall be made free of charge.

(3) Ved overdragelse af mindst 50% af Selskabets aktier til tredjemand har Selskabet eller en af Selskabet anvist køber ret (men ikke pligt) til at erhverve tegningsoptionerne fra Medarbejderen (uanset om denne måtte være fratrådt) eller kræve udnyttelse af tildelte tegningsoptioner (i så fald kan udnyttelse ske uden for Udnyttelsesperioden). Tegningsoptionskursen skal svare til den kurs, som tredjemand skal betale for de pågældende aktier med fradrag af den i Aftalen fastsatte Udnyttelseskurs. Hvis aktierne erhverves efter påkrav om Medarbejderens udnyttelse, skal aktiekursen svare til den kurs, som tredjemand skal betale for de pågældende aktier.

(3) In the event of a transfer of at least 50% of the Company's shares to a third party, the Company or any buyer designated by the Company shall be entitled (but not obliged) to acquire the warrants from the Employee (whether or not he/she has resigned) or require the exercise of the warrants vested (in such case exercise can take place outside any Exercise Period). The price for the warrant shall correspond to the price payable by any third party for the shares in question less the Exercise Price stated in the Agreement. If the shares are acquired subsequent to the requested exercise by the Employee, the price for the shares shall correspond to the price payable by any third party for the shares in question.

**§ 3.C.9 Særlige bestemmelser for medarbejdere omfattet af dansk ansættelseslovgivning**

§ 3.C.8, stk. 2 er ikke gældende.

**§ 3.C.9. Special Applying Only for Employees Subject to Danish Employment Law**

Article 3.C.8(2) does not apply.

***§ 3.C.10 Fuldstændigt warrantprogram 2002***

Ovenstående vilkår gengiver hovedtrækkene i den mellem Selskabet og Medarbejderen indgåede Aftale om successiv tildeling af tegningsoptioner med dertil hørende Plan for warrantordning (tegningsoptioner) 2002.

***§ 3.C.10 Complete Warrant Program 2002***

The above terms reflect the principal features of the Agreement between the Company and the Employee on the successive grant of warrants together with the plan for the Warrant Program 2002.

**§ 3.D Tegningsoptioner udstedt i henhold til § 3.A.3 den 30. august 2002. (Cytologix tegningsoptioner)**

**§ 3.D Warrants Issued Pursuant to Article 3.A.3 on 30 August 2002. (Cytologix warrant)**

### § 3.D.1 *Udstedelse af tegningsoptioner*

I henhold til den i § 3.A.1 indeholdte bemyndigelse til bestyrelsen har denne den 30. august 2002 besluttet at udstede 775.973 tegningsoptioner, der hver giver ret til at tegne én aktie à DKK 2. Bestyrelsen har tillige vedtaget den tilsvarende forhøjelse af Selskabets aktiekapitel til gennemførelse i det omfang og på det tidspunkt, det måtte være relevant.

### § 3.D.1 *Issuance of Warrants*

Under the authority in article 3.A.1 hereof, the Board of Directors resolved on 30 August 2002 to issue 775,973 warrants each conferring a right to subscribe for one share of DKK 2. The Board of Directors also adopted the corresponding increase of the Company's share capital to be effected as and when relevant.

### § 3.D.2 *Vilkår for udstedelsen*

Tegningsoptionerne udstedes følgende vilkår:

(a) Tegningsoptionerne udstedes uden fortegningsret for Selskabets aktionærer;

(b) Tegningsoptionerne tildeles som en del af vederlaget for Selskabets køb af en virksomhed i henhold til en købsaftale dateret 19. august 2002 ("Købsaftalen");

(c) Tegningsoptionerne skal tegnes senest den 18. august 2003 på separate tegningslister;

(d) Tegningsoptionerne skal ydes i tre særskilte puljer på henholdsvis 310.389, 232.792 and 232.792 tegningsoptioner, der hver kan udnyttes ved visse begivenheders indtræden som nærmere aftalt med tegningsoptions-indehaveren.

For hver pulje af tegningsoptioner gælder det, at udnyttelse skal ske på ét bestemt tidspunkt, senest ved midnat, Boston-tid, på den 60. dag efter indtrædelsen af den for den pågældende

### § 3.D.2 *Terms and Conditions of the Issuance*

The warrants shall be issued on the following terms and conditions:

(a) the warrants shall be issued without granting pre-emptiion rights to the Company's shareholders;

(b) the warrants shall be granted as part of the consideration for the Company's acquisition of a business pursuant to a purchase agreement dated 19 August 2002 (the "Purchase Agreement");

(c) the warrants shall be subscribed no later than 18 August 2003 on separate subscription lists;

(d) the warrants shall be granted in three separate lots, each comprising 310,389, 232,792 and 232,792 warrants, respectively, each of which lot may be exercised upon the occurrence of certain events as further agreed with the warrant holder.

As regards each lot of warrants, exercise shall take place on one occasion no later than midnight, Boston time, on the 60th day after the occurrence of the agreed exercise event for each lot, after

pulje aftalte udnyttelsesbegivenhed, efter hvilket tidspunkt den pågældende pulje bortfalder såfremt tegning ikke er sket. Derudover bortfalder tegningsoptionerne automatisk senest den 20. oktober 2009, men kan dog bortfalde tidligere som aftalt med tegningsoptionsindehaver.

which time such lot of warrants shall expire if not exercised. In addition, the warrants shall expire automatically no later than 20 October 2009, but may expire automatically earlier as agreed with the warrant holder.

Selskabet skal være berettiget til at suspendere de ovenfor nævnte udnyttelsesperioder i op til tre måneder i tilfælde af, at bestyrelsen beslutter at ansøge om notering af Selskabets aktier på en dansk eller en udenlandsk fondsbørs og de(n) for børsnoteringen ansvarlige bank(er) anbefaler Selskabet at træffe en sådan forholdsregel; og

The Company shall be entitled to lock up the exercise windows mentioned above for a period of up to three months in the event the Board of Directors of the Company decides to apply for listing of the Company's shares on a Danish or foreign stock exchange and the bank(s) responsible for the listing recommend(s) that the Company make such precaution; and

(e) Der skal ikke finde betaling sted til Selskabet ved udnyttelsen af tegningsoptionerne, eftersom disse udstedes som en del af vederlaget for købet af en virksomhed fra tegningsoptionsindehaveren på markedsvilkår.

(e) no payment shall be made to the Company on exercise of the warrants, since the warrants will be issued as part of the consideration for the purchase of a business from the warrant holder on market terms.

### *§ 3.D.3 Ændringer i kapitalstruktur*

### *§ 3.D.3 Changes in Capital Structure*

**1) Forhøjelse af aktiekapital og udstedelse af obligationer og tegningsoptioner**

**1) Share Capital Increase and Issuance of Bonds and Warrants**

I tilfælde af en kapitalforhøjelse, der tegnes under markedsværdi, udstedelse af konvertible obligationer eller lignende instrumenter, der giver ret til tegning af aktier under markedsværdi, udstedelse af tegningsoptioner der giver ret til tegning af aktier under markedsværdi (bortset fra til Selskabets bestyrelsesmedlemmer, direktører eller medarbejdere, eller nuværende eller tidligere bestyrelsesmedlemmer, direktører, medarbejdere eller rådgivere i et eller flere datterselskaber) skal antallet af aktier, der kan tegnes ved udnyttelse af tegnings-optionerne, justeres, såle-

In case of a capital increase subscribed below market value, issuance of convertible bonds or similar instruments entitling to subscribe for shares below market value, issue of warrants entitling to subscribe for shares below market value (other than to the Company's directors, officers or employees or current or former directors, officers, employees or consultants of one or more of its subsidiaries), the number of shares which can be subscribed on exercise of the warrants shall be adjusted so that the warrant holder is not diluted when exercising the warrants.

des at tegningsoptionsindehaveren ikke udvandes ved udnyttelsen af tegningsoptionerne.

**2) Nedsættelse af aktiekapitalen**

(i) I tilfælde af, at Selskabets aktiekapital nedsættes til dækning af tab, jf. § 44 a i aktieselskabsloven, skal antallet af aktier, der kan tegnes ved udnyttelse af tegningsoptionerne, nedsættes til et tal, der afspejler den situation, hvor tegningsoptionsindehaveren havde udnyttet tegningsoptionerne umiddelbart før beslutningen om kapitalnedsættelse.

(ii) I tilfælde af, at Selskabets aktiekapital nedsættes ved udlodning til aktionærer til en pris pr. aktie, der ligger højere end markedsværdien, skal antallet af aktier, der kan tegnes ved udnyttelse af tegningsoptionerne, forhøjes, således at tegningsoptionsindehaverens stilling ikke ændres i denne situation.

**3) Opdeling, sammenlægning etc.**

Hvis Selskabet på et tidspunkt opdeler sine aktier i et større antal aktier, sammenlægger sine aktier til et mindre antal aktier, udsteder fondsaktier, fusionerer med en anden juridisk enhed og i den forbindelse bliver det fortsættende selskab, skal (i hvert af disse tilfælde) antallet af aktier, der kan tegnes ved udnyttelse af tegningsoptionerne, justeres forholdsmæssigt, således at antallet af aktier, der kan udstedes ved udnyttelse af tegningsoptionerne, forhøjes eller nedsættes, så det svarer til det antal aktier, som tegningsoptionsindehaveren ville have haft, hvis denne havde udnyttet tegningsoptionerne forud for sådan begivenheds indtræden og havde deltaget i sådan begivenhed som aktionær.

**2) Share Capital Decrease**

(i) In case the Company's share capital is decreased to cover losses, cf. Section 44 a in the Danish Companies Act, the number of shares which can be subscribed on exercise of the warrants shall be reduced (downwards) to reflect the situation where the warrant holder had exercised the warrants immediately before the capital decrease resolution.

(ii) In case the Company's share capital is decreased by way of a distribution to shareholders at a price per share higher than market value, then the number of shares which can be subscribed on exercise of the warrants shall be increased so that the warrant holder's position is neutral to such event.

**3) Subdivision, Combination, and etc.**

In case the Company shall at any time subdivide its shares into a greater number of shares, combine its shares into a smaller number of shares, issue bonus shares, merges with another entity and thereby becomes the surviving entity; then, in each case, the number shares which can be subscribed on exercise of the of warrants shall be proportionally adjusted so that the number of shares issuable upon exercise of the warrants shall be increased or decreased to equal the number of shares that would have been held by the warrant holder if the warrant holder had exercised the warrants prior to such event and had participated in such event as a holder of shares.

4) **Udbytte og tilbagekøb af aktier**

Hvis Selskabet i et givent år forud for udnyttelsen af tegningsoptionerne udlodder dividende på tilsammen mere end 20% af aktiekapitalen eller tilbagekøber aktier til en pris, der ligger mere end 10% over aktiernes markedsværdi, skal antallet af aktier, der kan tegnes ved udnyttelse af tegningsoptionerne, justeres for at kompensere for den udvanding, der ville ske som følge af ovennævnte handlinger, i det omfang udbytte eller tilbagekøb af aktier overstiger de ovennævnte grænser.

4) **Dividends and Share Buy Backs**

If the Company in any year prior to the exercise of the warrants distributes dividends of more than 20 % in total of the share capital or buys back shares at a price more than 10 % higher than the market value of the shares, then the number of shares which can be subscribed on exercise of the warrants shall be adjusted in order to compensate for the dilutive effects of the above actions to the extent that dividends or a buy-backs of shares exceed the above limitations.

5) **Omklassificeringer, etc.**

Hvis Selskabet på noget tidspunkt skulle omklassificere sine aktier eller deltage i en fusion, hvor det bliver det ophørende selskab, eller hvis Selskabet spaltes eller sælger alle eller næsten alle sine aktier til et andet selskab eller en anden enhed, skal der foretages lovmæssig og fornøden hensættelse, i henhold til hvilken tegningsoptionsindehaveren derefter - ved udnyttelse af sine tegningsoptioner - skal modtage sådanne aktier, værdipapirer eller andet, som tegningsoptionsindehaveren ville have modtaget, hvis tegningsoptions-indehaveren havde udnyttet sine tegningsoptioner forud for sådan en begivenheds indtræden og havde deltaget i begivenheden som aktionær.

5) **Reclassifications etc.**

In case the Company, at any time, reclassifies its shares or engages in a merger and thereby becomes the discontinuing entity, or is divided or sells all or substantially all of its assets to another corporation or entity, then lawful and adequate provision shall be made whereby thereafter the warrant holder shall receive upon exercise of the warrants, those shares securities or other items which the warrant holder would have received had the warrant holder exercised the warrants prior to such event and had participated in such event as a holder of shares.

6) **Opsamlingsbestemmelse**

Hvis Selskabet på noget tidspunkt foretager ændringer i aktiekapitalen, som påvirker samtlige aktier og som har indflydelse på tegningsoptionernes værdi, og som der ikke på anden måde er taget højde for i tegningsoptionerne, skal der foretages en rimelig justering af det antal aktier, som kan udstedes ved ud-

6) **Savings Clause**

In case the Company, at any time, makes any changes in the share capital that shall affect all the shares and does affect the value of the warrants and which is not otherwise provided for in the warrants, then a reasonable adjustment shall be made to the number of shares issuable upon exercise of the

nyttelse af tegningsoptionerne.

warrants.

### § 3.D.4 *Kapitalforhøjelse*

Bestyrelsen skal effektuere kapitalforhøjelse(r) i det omfang og på de(t) tidspunkt(er), tegningsoptionerne udnyttes. Følgende skal gælde i forbindelse med tegningen af aktier som følge af udnyttelse af tegningsoptionerne:

(i) Selskabets aktionærer skal ikke have ret til fortegning;

(ii) der skal ikke finde betaling sted til Selskabet, når aktierne tegnes, idet Selskabet har modtaget betaling ved udstedelsen af tegningsoptionerne svarende til en udnyttelseskurs på kr. 1.894,50 pr. aktiebeløb på DKK 100;

(iii) aktierne skal være omsætningspapirer udstedt gennem Værdipapircentralen;

(iv) aktierne skal udstedes på navn og noteres på navn i Selskabets aktiebog;

(v) aktierne skal ikke være underlagt nogen indløsningpligt;

(vi) der skal ikke gælde begrænsninger i aktiernes omsættelighed, bortset fra begrænsninger, der måtte følge af lovgivningen eller kontraktmæssige forhold;

(vii) ret til udbytte og andre rettigheder i Selskabet skal gælde fra tegningstidspunktet;

(viii) Selskabet skal bære alle omkostninger i forbindelse med udstedelsen af warranterne, hvilke skønnes at udgøre DKK 20.000;

### § 3.D.4 *Capital Increase*

The Board of Directors shall effect the capital increase(s) as and when the warrants are exercised. The following shall apply in connection with subscription for shares as a result of exercise of the warrants:

(i) the shareholders in the Company shall not be granted pre-emption rights;

(ii) no payment shall be made to the Company when the shares are subscribed since the Company has received consideration when issuing the warrants corresponding to an exercise price of DKK 1,894.50 per DKK 100 amount of shares;

(iii) the shares shall be negotiable instruments issued through the Danish VP Securities Services;

(iv) the shares shall be made out in the holder's name and shall be registered in the holder's name in the Company's share register;

(v) the shares shall not be subject to any duty of redemption;

(vi) no restriction shall apply to the shares with respect to negotiability other than restrictions that arise pursuant to law or contractual arrangements;

(vii) the right to receive dividend and other rights in the Company shall apply as from the time of subscription;

(viii) the Company shall bear all costs in connection with the issuance of the warrants, such costs are estimated at DKK 20,000;

(iv) tegningsoptionsindehaveren skal bære alle omkostninger i forbindelse med registrering af aktierne i Værdipapircentralen, hvilke skønnes at udgøre DKK 20.000.

(iv) the warrant holder shall bear all costs pertaining to the shares becoming registered with the VP Securities Services, which costs are estimated at DKK 20,000.

**§ 3.E Tegningsoptioner (Overtagelse af Cytomation tegningsoptioner)**

**§ 3.E Stock Options (Assumption of Cytomation warrants)**

***§ 3.E.1 Antal og betaling***

Bestyrelsen har i februar og marts 2003 på baggrund af bemyndigelse fra maj 2002 (forlænget i oktober 2002) tildelt 1.640.596 tegningsoptioner vederlagsfrit til visse tegningsoptionsindehavere i Cytomation, Inc. ("Optionsindehaverne"). Tegningsoptionerne træder i stedet for de tegningsoptioner, som Cytomation, Inc. har udstedt og som Selskabet har overtaget.

***§ 3.E.1 Quantity and Consideration***

Under the authority granted in May 2002 (extended in October 2002), the Board of Directors granted in February and March 2003 1,640,596 warrants free of charge to certain holders of warrants in Cytomation, Inc. (the "Holders"). The warrants replace the warrants issued by Cytomation, Inc. and assumed by the Company.

***§ 3.E.2 Udnyttelseskurs***

Hver tegningsoption giver Optionsindehaveren ret til at tegne én aktie på nominelt kr. 2 i Selskabet til en pris pr. aktie på kr. 2,00, 2,50, 22,48, 33,64, eller 37,39 pr. aktie á kr. 2, som nærmere anført i Tildelings-meddelelsen. Af de udstedte tegningsoptioner kan i alt 50.160 aktier tegnes til en pris på kr. 2,00, 5.017 aktier tegnes til en pris på kr. 2,50, 509.431 aktier tegnes til en pris på kr. 22,48, 552.286 aktier tegnes til en pris på kr. 33,64, og 523.702 aktier tegnes til en pris på kr. 37,39.

***§ 3.E.2 Exercise Price***

Each warrant entitles the Holder to subscribe for a share in the nominal amount of DKK 2 in the Company at a price per share of DKK 2.00, 2.50, 22.48, 33.64, or 37.39 per share of DKK 2, as further stated in the Grant Notice. On the basis of all issued warrants, 50,160 shares may be subscribed at a price of DKK 2.00, 5,017 shares may be subscribed at a price of DKK 2.50 509,431 shares may be subscribed at a price of DKK 22.48, 552,286 shares may be subscribed at a price of DKK 33.64, and 523,702 shares may be subscribed at a price of DKK 37.39.

***§ 3.E.3 Udnyttelse***

Udnyttelse af tegningsoptionerne skal ske inden Udløbstidspunktet, hvilket er defineret i Tildelingsmeddelelsen. Udnyttelsen skal endvidere overholde an-

***§ 3.E.3 Exercise***

Exercise of the warrants shall take place within the Exercise Period, which is defined in the Grant Notice. The exercise of the warrants shall also comply

dre love og regler, som gælder for tegningsoptionerne, og tegningsoptionerne kan ikke udnyttes, hvis Selskabet vurderer, at udnyttelsen ikke i al væsentlighed er i overensstemmelse med sådanne love og regler. Endvidere kan tegningsoptionerne ikke udnyttes med mindre aktierne udstedt på baggrund af tegningsoptionerne bliver registreret i henhold til United States Securities Act of 1933 som senere ændret, eller såfremt aktierne ikke registreres, at Selskabet har vurderet, at udnyttelsen og aktieudstedelsen er undtaget fra registreringspligten i henhold til Securities Act.

with other laws and regulations applicable to the warrants, and the warrants may not be exercised if the Company determines that the exercise would not be in material compliance with such laws and regulations. Furthermore, the warrants shall not be exercised unless the shares issuable upon exercise of the warrants are then registered under the United States Securities Act of 1933 as amended, or if such shares are not so registered, the Company has determined that exercise and issuance would be exempt from the registration requirements of the Securities Act.

**§ 3.E.4** ***Fremgangsmåde ved udnyttelse***

Tegningsoptionerne udnyttes ved, at Optionsindehaveren inden for Udnyttelsesperioden til Selskabet indsender underskrevet tegningsliste med angivelse af det antal tegningsoptioner, der ønskes udnyttet, og bilagt det beløb (inkl. eventuel aktieomsætnings- og/eller kildeskat), som skal betales i forbindelse med tegningen af aktierne på grundlag af tegningsoptionerne.

**§ 3.E.4** ***Procedure of Exercise***

The Holder shall exercise the warrants by submitting an executed subscription list within the Exercise Period to the Company, indicating the number of warrants which will be exercised and accompanied by the amount payable (including any transfer- and/or withholding taxes) in connection with the subscription for the shares on the basis of the warrants.

**§ 3.E.5** ***Kapitalforhøjelse***

Ved modtagelse af den skriftlige meddelelse (relevante side i tegningslisten) og betaling som anført i § 3.E.4 inklusive Optionsindehaverens betaling af aktieomsætnings- eller kildeskat, er Selskabet forpligtet til at foranledige den fornødne aktieudvidelse gennemført senest 60 dage efter udløbet af det regnskabsår, hvor der blev givet behørig meddelelse. Dokumentation for, at Optionsindehaveren er behørigt registreret som aktionær udleveres snarest muligt efter, at kapitalforhøjelsen er registreret i Erhvervs- og Selskabsstyrelsen.

**§ 3.E.5** ***Capital Increase***

Upon receipt of the written notice (execution page from subscription list) and the payment as set out in article 3.E.4 hereof including the payment by the Holder of any transfer or withholding taxes, the Company shall arrange for the necessary implementation of the capital increase no later than 60 days after the expiry of the accounting reference period in which duly notice was submitted. Evidence that the Holder has been duly recorded as shareholder shall be surrendered as soon as possible after the registration of the capital increase with the Danish Commerce and Companies Agency.

**§ 3.E.6 Bortfald**

(i) I det omfang Optionsindehaveren var medarbejder Selskabet eller et af dets datterselskaber den 1. juli 2002, bortfalder tegningsoptionerne, hvis Optionsindehaveren afskediges som følge af misligholdelse af sin ansættelsesaftale, som nærmere defineret i warrantplanen.

(ii) I det omfang Optionsindehaveren var bestyrelsesmedlem i Cytomation og/eller i Selskabet den 1. juli 2002, bortfalder tegningsoptionerne, hvis bestyrelsesmedlemmet udtræder af bestyrelsen i Cytomation og/eller Selskabet under visse omstændigheder, som nærmere er defineret i warrantplanen.

(iii) Ikke-udnyttede tegningsoptionerne bortfalder endvidere i det omfang, at meddelelse om udnyttelse (tegningsliste) ikke er kommet behørigt frem til Selskabet senest på Udløbsdatoen. Denne tegningsoptionsordning og eventuelle ikke-udnyttede tegningsoptioner, der tildeles i henhold til ordningen, bortfalder således på den i Tildelingsmeddelelsen definerede Udløbsdato.

**§ 3.E.6 Expiration**

(i) If the Holder was an employee of the Company or one of its subsidiaries as of 1 July 2002, the warrants shall be forfeited in the event the Holder is dismissed due to breach of his contract of employment for cause, as further defined in the Warrant Plan.

(ii) If the Holder was a director in Cytomation and/or the Company as of 1 July 2002, the warrants shall be forfeited in the event the Holder is dismissed or resigns as director in the Company and/or the Subsidiary under certain circumstances as further defined in the Warrant Plan.

(iii) Unexercised warrants shall also expire if the Company has not duly received the notice of exercise (Subscription Form) on or before the Date of Expiry. Thus, this warrant plan and any unexercised warrants granted hereunder expire on the Date of Expiry as defined in the Grant Notice.

**§ 3.E.7 Ændringer i vilkårene**

(1) Hvis Optionsindehaveren ønsker at udnytte sine tegningsoptioner efter

(i) at der er sket en forhøjelse af Selskabets aktiekapital med fortegningsret for de eksisterende aktionærer til at tegne aktier til en lavere kurs end markedskursen,

(ii) at Selskabet har udstedt konvertible obligationer eller andre konvertible lån,

**§ 3.E.7 Amendment of the Terms and Conditions**

(1) Where the Holder wishes to exercise his warrants after

(i) the share capital of the Company has been increased whereby the existing shareholders have been granted preemption rights to subscribe for the new shares at a price which is lower than the market price;

(ii) the Company has issued convertible bonds or other convertible loans, war-

tegningsoptioner (bortset fra de tegningsoptioner, der er omfattet af denne warrantordning eller eventuelle andre incitamentsordninger), og udstedelsen er sket med fortrinsret for de eksisterende aktionærer til en lavere kurs end markedskursen,

rants (except for the warrants comprised by this plan or any other employee incentive programme), and the existing shareholders have been granted pre-emption rights to subscribe for the new shares at a price which is lower than the market price;

(iii) at der er foretaget en fondsaktieemission (aktieudbytte),

(iii) bonus shares (stock dividend) have been issued;

(iv) at der er sket en nedsættelse af Selskabets aktiekapital, hvorved de eksisterende aktionærer har modtaget en udlodning fra Selskabet, der overstiger markedskursen, eller

(iv) the share capital of the Company has been decrease, whereby the existing shareholders have received a dividend from the Company exceeding the market price; or

(v) at der er udbetalt udbytte pr. regnskabsår på mere end 25% af aktiekapitalen,

(v) distribution of a dividend of more than 25 per cent of the share capital per accounting year;

skal den i Tildelingsmeddelelsen fastsatte Udnyttelseskurs og/eller aktieantal reguleres, således at Optionsindehaveren modtager en rimelig kompensation for den reduktion i tegningsoptionernes værdi, som den pågældende begivenhed måtte have medført. Kompensationen fastsættes endeligt af en revisor, der er udpeget af Selskabet.

the Exercise Price and/or the number of shares stated in the Grant Notice shall be adjusted to the effect that the Holder receives a fair compensation for the decrease in the value of the warrants caused by the event in question. An independent auditor appointed by the Company shall finally determine the compensation.

(2) Hvis en eller flere af tegningsoptionerne udnyttes efter eller i forbindelse med

(2) Where one or more warrants are exercised subsequent to or in connection with

(i) en fusion eller fission (spaltning) af Selskabet,

(i) a merger or de-merger (division) of the Company;

(ii) Selskabets likvidation eller

(ii) the liquidation of the Company;

(iii) andre tilsvarende ændringer i Selskabets kapitalstruktur, herunder men ikke begrænset til ændring i aktierne stykstørrelse, retablering af aktiekapitalen, sammenlægning eller oprettelse af aktieklasser;

(iii) the occurrence of other similar changes in the capital structure of the Company, including but not limited to a stock split, reverse stock split, re-capitalisation, combination or reclassification of stock;

er Optionsindehaveren berettiget til at

the Holder shall be entitled to receive

modtage tegningsoptioner i Selskabet til en ændret kurs (eller ved justering af det tildelte antal tegningsoptioner) eller i andre selskaber eller på anden måde tillægges aktiver, herunder men ikke begrænset til værdipapirer, eller kontanter, således at Optionsindehaveren modtager kompensation herfor. Kompensationen fastsættes endeligt af en revisor, der udpeges af Selskabet.

warrants in the Company at a new price (or by adjustment of the number of warrants granted) or in other companies, or in some other way be granted assets, including but not limited to securities, or cash in such a way that the Holder is compensated. An independent auditor appointed by the Company shall finally determine the compensation.

***§ 3.E.8 Overdragelse og pantsætning***

(1) Tegningsoptionerne kan ikke overdrages eller gøres til genstand for pantsætning eller udlæg, medmindre andet fremgår af §§ 3.E.8(2) and 3.E.8(3).

(2) I det omfang Optionsindehaveren var medarbejder i Selskabet eller et af dets datterselskaber den 1. juli 2002 skal følgende gælde: Ved Optionsindehaverens fratræden (uanset årsag bortset fra misligholdelse) forud for en eventuel børsnotering og for så vidt tegningsoptionerne ikke er bortfaldet i henhold til § 3.E.6, skal Optionsindehaveren tilbyde de tildelte tegningsoptioner til Selskabet eller en af Selskabet udpeget tredjemand til en kurs, der beregnes som forskellen mellem Udnyttelseskursen og aktiekursen beregnet på grundlag af Selskabets regnskabsmæssige indre værdi i henhold til årsrapporten for det seneste regnskabsår med tillæg af Selskabets overskud for perioden fra det igangværende regnskabsårs begyndelse og til og med det i forhold til den begivenhed, der har udløst tilbudspligten, senest udløbne kvartal. Den således opgjorte indre værdi skal tillægges goodwill, der værdiansættes endeligt af en af Selskabet udpeget uafhængig revisor på grundlag af skattemyndighedernes til enhver tid gældende beregningsmodel for goodwill. Hvis den således opgjorte værdi er nul eller negativ, sker overdragelse vederlagsfrit.

***§ 3.E.8 Transfer and Pledging***

(1) The warrants cannot – save articles 3.E.8(2) and 3.E.8(3) - be transferred, pledged or taken in execution.

(2) If the Holder was an employee of the Company or one of its subsidiaries as of 1 July 2002 the following shall apply: If the Holder's resignation or termination of employment (for whatever reason other than for cause) prior to any listing and provided that the warrants have not expired pursuant to article 3.E.6 above, warrants granted shall be offered by the Holder to the Company or any person designated by the Company at a price calculated as the difference between the Exercise Price and the price of the shares calculated on the basis of the book value of the Company as shown in the annual report for the most recent accounting year plus the Company's profits from the beginning of the current accounting year and until and including the most recently expired quarter in which the event that triggered the obligation to offer the shares for sale occurred. Goodwill shall be added to the Company's book value and shall be finally appraised by the Company's auditor on the basis of the calculation model used for goodwill by the tax authorities from time to time. In case the calculated value is zero or negative, the transfer shall be made free of charge.

(3) I det omfang Optionsindehaveren var bestyrelsesmedlem i Cytomation og/eller i Selskabet den 1. juli 2002, skal foregående afsnit også finde anvendelse i tilfælde af Optionsindehaverens udtræden af bestyrelsen i Cytomation og/eller i Selskabet, og for så vidt tegningsoptionerne ikke er bortfaldet i henhold til § 3.E.6. Hvis imidlertid Optionsindehaveren efter dennes udtræden fra bestyrelsen fortsat er ansat i Cytomation eller Selskabet, skal alene det foregående afsnit finde anvendelse.

(4) Ved overdragelse af mindst 50 % af Selskabets aktier til tredjemand har Selskabet eller en af Selskabet anvist køber ret (men ikke pligt) til at erhverve tegningsoptionerne fra Optionsindehaveren (uanset om denne måtte være fratrådt) eller kræve udnyttelse af tildelte tegningsoptioner (i så fald kan udnyttelse ske uden for Udnyttelsesperioden). Optionskursen skal svare til den kurs, som tredjemand skal betale for de pågældende aktier med fradrag af den i Tildelingsmeddelelsen fastsatte udnyttelseskurs. Hvis aktierne erhverves efter påkrav om Optionsindehaverens udnyttelse, skal aktiekursen svare til den kurs, som tredjemand skal betale for de pågældende aktier.

*§ 3.E.9 Fuldstændigt warrantprogram 2002*

Ovenstående vilkår gengiver hovedtrækkene i de i henhold til Optionsplanen og Tildelingsmeddelelsen gældende vilkår for tegningsoptionerne.

**§ 3.F Warrant til medarbejdere udstedt i henhold til § 3.B den 30. april 2003 (2003- program)**

*§ 3.F.1 Antal og betaling*

Bestyrelsen har i april 2003 på bag-

(3) If the Holder was a director in the Subsidiary and/or the Company as of 1 July 2002, the preceding paragraph shall also apply in case of the Holder's resignation or dismissal as a director in the Subsidiary and/or the Company, provided that the warrants have not expired pursuant to article 3.E.6. If however, following the Holder's resignation or dismissal as a director, the Holder remains as an employee in the Company or the Subsidiary, only the preceding paragraph shall apply.

(4) In the event of a transfer of at least 50% of the Company's shares to a third party, the Company or any buyer designated by the Company shall be entitled (but not obliged) to acquire the warrants from the Holder (whether or not he/she has resigned) or require the exercise of the warrants granted (in such case exercise can take place outside any Exercise Period). The price for the warrant shall correspond to the price payable by any third party for the shares in question less the exercise price stated in the Grant Notice. If the Holder acquires the shares subsequent to the requested exercise, the price for the shares shall correspond to the price payable by any third party for the shares in question.

*§ 3.E.9 Complete Warrant Program 2002*

The above terms reflect the principal features of the terms subject to which warrants are granted pursuant to the Option Plan and Grant Notice.

**§ 3.F Warrants Issued to Employees Pursuant to Article 3.B on 30 April 2003 (2003 program)**

*§ 3.F.1 Quantity and Consideration*

Under the authority granted in May

grund af bemyndigelse fra maj 2002, jf. vedtægternes § 3.B, tildelt visse medarbejdere (Medarbejderen) 161.989 tegningsoptioner.

For så vidt angår særlige bestemmelser vil §§ 3.C.2 til 3.C.9 være gældende.

De pågældende vilkår gengiver hovedtrækkene i den mellem Selskabet og Medarbejderen indgåede Aftale om successiv tildeling af tegningsoptioner med tilhørende plan for warrantordningen (tegningsoptioner) 2003.

2002, cf. article 3.B, the Board of Directors has granted in April 2003 161,989 warrants.

As regards the specific conditions articles 3.C.2 through 3.C.9 will apply.

The conditions reflect the principal features of the Agreement between the Company and the Employee on the successive grant of warrants together with a plan for the warrant program 2003.

**§ 3.G Warrant til medarbejdere udstedt i henhold til § 3.B den 20. august 2004**

**(2004-program)**

**§ 3.G Warrants Issued to Employees Pursuant to Article 3.B on 20 August 2004**

**(2004 program)**

***§ 3.G.1 Antal og betaling***

Bestyrelsen har i august 2004 på baggrund af bemyndigelse fra maj 2002 jf. vedtægternes § 3.B tildelt visse medarbejdere (Medarbejderen) 500.000 tegningsoptioner.

For så vidt angår særlige bestemmelser vil §§ 3.C.2 til 3.C.9 være gældende.

De pågældende vilkår gengiver hovedtrækkene i den mellem Selskabet og Medarbejderen indgåede Aftale om successiv tildeling af tegningsoptioner med tilhørende plan for warrantordningen (tegningsoptioner) 2004.

***§ 3.G.1 Quantity and Consideration***

Under the authority granted in May 2002, cf. article 3.B, the Board of Directors has granted in August 2002 500,000 warrants.

As regards the specific conditions articles 3.C.2 through 3.C.9 will apply.

The conditions reflect the principal features of the Agreement between the Company and the Employee on the successive grant of warrants together with a plan for the warrant program 2004.

**§ 3.H Warrant til medarbejdere udstedt i henhold til § 3.B den 28. oktober 2005**

**(2005 Program)**

**§ 3.H Warrants issued to employees pursuant to Article 3.B on 28 October 2005**

**(2005 program)**

***§ 3.H.1 Antal og betaling***

Bestyrelsen har i november 2005 på baggrund af bemyndigelse fra 23. sep-

***§ 3.H.1 Quantity and Consideration***

In November 2005 the Board of Directors has by virtue of authorisation from

tember 2005 jf. vedtægternes § 3.B tildelt visse medarbejdere (Medarbejderen) 500.000 warrants (tegningsoptioner).

23 September 2005, cf. Article 3.B of the Aticle of Association, granted certain employees (the Employee) 500,000 warrants (stock options).

For så vidt angår de nærmere vilkår finder §§ 3.C.2 til 3.C.9 tilsvarende anvendelse.

As regards the specific conditions articles 3.C.2 through 3.C.9 applies.

De pågældende vilkår gengiver hovedtrækkene i den mellem Selskabet og Medarbejderen indgåede aftale om successiv tildeling af tegningsoptioner med tilhørende plan for warrantordningen (tegningsoptioner) 2005.

The conditions reflect the principal features of the agreement between the Company and the Employee on the successive grant of option together with a plan for the Stock warrant program Option program 2005.

**§ 3.I Warrants til medarbejderne udstedt i henhold til § 3B den 14. november 2006**

**§ 3.I Warrants issued to employees pursuant to Article 3B on 14 November 2006**

***§ 3.I.1 Antal og betaling***

***§ 3.I.1 Quantity and Consideration***

Bestyrelsen har i november 2006 på baggrund af bemyndigelse fra 23. september 2005 jf. vedtægternes § 3B tildelt visse medarbejdere (Medarbejderen) 500.000 warrants (tegningsoptioner).

In November 2006 the Board of Directors has by virtue of authorisation from 23 September 2005 cf. Article 3B of the Articles of Association, granted certain employees (the Employee) 500,000 warrants (stock options).

For så vidt angår de nærmere vilkår, finder § 3C.2 til 3C.9 tilsvarende anvendelse.

As regards the specific conditions, Article 3C.2 through 3C.9 applies.

De pågældende vilkår gengiver hovedtrækkene i den mellem Selskabet og Medarbejderen indgåede aftale om successiv tildeling af tegningsoptioner med tilhørende plan for warrantordning (tegningsoptioner) 2006.

The conditions reflect the principal features of the agreement between the Company and the Employee on the successive grant of option together with a plan for the Stock Option Program 2006.

**§ 4. Selskabets aktier**

**§ 4. Shares**

4.1 Aktiernes udstedelse

4.1 Issue of Shares

Aktierne udstedes gennem Værdipapircentralen.

Shares shall be issued by the Danish VP Securities Services.

4.2 Aktiernes pålydende

4.2 Nominal Amount

Aktiernes pålydende er kr. 2,00.

The nominal amount of each share is DKK 2.00.

4.3 Værdipapirstatus

4.3 Status

Aktierne er omsætningspapirer.

The shares are negotiable instruments.

4.4 Aktiebog

4.4 Share Register

Værdipapircentralen skal føre en fortegnelse over samtlige Selskabets aktier (aktiebog).

The Danish Securities Centre shall keep a register of all the shares in the Company (the Share Register).

4.5 Navnenotering

4.5 Registered Shares

Aktierne skal lyde på navn, kan kun transporteres på navn og skal noteres på navn i Selskabets aktiebog.

The share certificates shall be issued in the holder's name, may be assigned only in the new holder's name and shall be registered in the holder's name in the Company's register of shareholders.

4.6 Stemmeret

4.6 Voting Right

(1) Til hvert aktiebeløb på kr. 2,00 er knyttet én stemme.

(1) Each nominal share amount of DKK 2.00 carries one vote.

(2) Stemmeretten kan udøves ved fuldmægtig, der ikke behøver at være aktionær, på betingelse af, at den nævnte fuldmægtig godtgør sin ret til at deltage i generalforsamlingen ved forevisning af adgangskort og ved fremlæggelse af en skriftlig, dateret fuldmagt.

(2) The voting right may be exercised by proxy. It is not a requirement that the agent is a shareholder if the agent can substantiate his/her right to participate in the general meeting by presenting an admission card and a dated written proxy.

4.7 Omsættelighed

4.7 Negotiability

Der gælder ingen indskrænkninger i aktiernes omsættelighed, bortset fra indskrænkninger som måtte følge af lov eller aftale.

The negotiability of the shares shall not be subject to any restrictions, other than restrictions that arise pursuant to law and contractual arrangements.

4.8 Udbetaling af udbytte

4.8 Payment of Dividends

Udbytte udbetales med frigørende virkning for Selskabet i overensstemmelse med aktieselskabslovens regler. Værdipapircentralen foranlediger det dekla-

Dividends shall be paid in full discharge to the Company pursuant to the Danish Companies Act. The Danish VP Securities Services shall arrange for payment

rerede udbytte udbetalt via et kontoførende pengeinstitut til de aktionærer, der på tidspunktet for udbetalingen er registreret i Værdipapircentralen. Retten til udbytte forældes 5 år efter forfaldsdagen.

of the declared dividends through a depository bank to the shareholders registered at the Danish VP Securities Services at the time of the payment. The right to dividends shall become obsolete five years after the date of payment.

**§ 5. Selskabets generalforsamling**

**§ 5. General Meetings**

5.1 Sted

5.1 Place

Generalforsamlinger afholdes i Glostrup Kommune eller andet sted i Storkøbenhavn.

General meetings of the Company shall be held in the municipality of Glostrup or elsewhere in metropolitan Copenhagen.

5.2 Termin

5.2 Deadline

Ordinær generalforsamling skal afholdes inden udgangen af hvert års maj måned.

The annual general meeting shall be held before the expiry of the month of May each year.

5.3 Ekstraordinær generalforsamling

5.3 Extraordinary General Meetings

(1) Der skal afholdes ekstraordinær generalforsamling, når det - til behandling af et bestemt emne –

(i) besluttes af en generalforsamling, eller

(ii) skriftligt kræves af aktionærer, der ejer en tiendedel af aktiekapitalen,

samt, når det – som hensigtsmæssigt –

(iii) besluttes af bestyrelsen, eller

(iv) kræves af en revisor for Selskabet.

(1) An extraordinary general meeting shall be held when – for the consideration of a specific issue:-

(i) decided by a general meeting; or

(ii) demanded in writing by shareholders representing one-tenth of the share capital;

and when – being deemed appropriate:-

(iii) decided by the Board of Directors; or

(iv) demanded by an auditor of the company.

(2) Hvis der ikke er meddelt længere frist af den, som har besluttet eller krævet den ekstraordinære generalforsamling afholdt, skal der indkaldes til denne inden for en frist af to uger. Fristen løber

(2) Notice of an extraordinary general meeting shall be given within two weeks unless a longer period has been granted by the person(s) having either decided or demanded that an extraordinary ge-

ved beslutning fra dagen for denne og ved krav fra dagen, hvor dette er modtaget af Selskabet.

neral meeting shall be held. Such period shall begin, in the case of a decision to hold an extraordinary general meeting, from the day of such decision and, in the case of a demand for an extraordinary general meeting, from the day of the Company's receipt of such demand.

5.4 Indkaldelse

(1) Generalforsamling indkaldes af bestyrelsen med ikke mere end 4 ugers og ikke mindre end 8 dages varsel, bekendtgørelsesdagen og generalforsamlingsdagen medregnet.

(2) Bekendtgørelse med angivelse af dagsorden skal ske pr. brev til hver enkelt aktionær.

(3) I indkaldelsen skal angives, hvilke emner der skal behandles på generalforsamlingen. Såfremt der på generalforsamlingen skal behandles forslag, til hvis vedtagelse der kræves kvalificeret flertal, herunder forslag til vedtægtsændringer, skal forslagets væsentligste indhold angives.

(4) Bestyrelsen skal give meddelelse om indkaldelsen til Selskabets og, hvis Selskabet er moderselskab, til koncernens medarbejdere, hvis disse har afgivet meddelelse til bestyrelsen efter aktieselskabslovens § 177, stk. 1, 2. pkt.

5.4 Notice

(1) The Board of Directors shall convene general meetings with a maximum notice of four weeks and a minimum notice of eight days including the day of the announcement and the day of the general meeting.

(2) The announcement shall include an agenda and shall be made by letter to each shareholder.

(3) Notices shall specify the issues to be considered at the general meeting in question. Where the general meeting is to consider a proposal requiring a qualified majority to be adopted, including a proposal to amend the Articles of Association, the notice shall specify such proposal in all essentials.

(4) The employees of the Company and, where the Company is a parent company, the employees of the group shall be notified by the Board of Directors of the general meeting to be held, provided that such employees have notified the Board of Directors as provided by the second sentence of Section 177(1) of the Danish Companies Act.

5.5. Adgangskort

Enhver aktionær er berettiget til at møde og stemme på generalforsamlingen, når vedkommende senest 5 dage før dennes afholdelse har anmodet om et adgangskort til generalforsamlingen.

5.5. Admission Cards

Any shareholder shall be entitled to attend and to vote at a General Meeting provided, however, that the shareholder has applied for an admission card to such General Meeting no later than five

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| | Adgangskort udstedes til den, der ifølge aktiebogen er noteret som aktionær. For aktionærer, der ikke er noteret i aktiebogen kræves for udstedelse af adgangskort en ikke mere end 5 dage gammel depotudskrift fra Værdipapircentralen eller det kontoførende pengeinstitut (depotstedet) som dokumentation for aktiebesiddelsen tillige med en skriftlig erklæring fra aktionæren om, at denne ikke efter udfærdigelsen af udskriften har afhændet sine aktier eller agter at gøre dette, før generalforsamlingen er afholdt. Medmindre aktionæren angiver, hvortil adgangskort ønskes sendt, skal adgangskortet afhentes på Selskabets kontor senest dagen inden generalforsamlingen. | | days prior thereto. Admission cards shall be issued to anyone who is registered as a shareholder in the Company's Register of Shareholders. Any shareholder who is not so registered may obtain an admission card by submitting a depository transcript issued no more than five days earlier by the Danish VP Securities Services or the depository bank (custodian bank) to document the shareholding together with a written statement from the shareholder to the effect that after the date of issue of the transcript he has not sold his shares nor does he intend to do so before the General Meeting has been held. Unless the shareholder states an address to which the admission card should be sent, the admission card shall be collected at the Company's offices no later than the day before the general meeting. |
| 5.6 | Fremlæggelse af dokumentation | 5.6 | Submission of Documentation |
| | Bestyrelsen skal senest otte dage før generalforsamlingen fremlægge til eftersyn for aktionærerne på Selskabets kontor. | | Eight days before a general meeting the Board of Directors shall have made available for the shareholders' inspection at the Company's office: |
| (i) | dagsordenen og | (i) | the agenda; and |
| (ii) | de fuldstændige forslag, samt | (ii) | the full wording of the proposals to be considered at the general meeting; and |
| (iii) | for den ordinære generalforsamlings vedkommende - tillige evt. koncernregnskab og årsrapport med revisionspåtegning og ledelsesberetning. | (iii) | with respect to the annual general meeting, the annual report and the consolidated financial statements, if any, with the auditors' report and the directors' and officers' report. |
| 5.7 | Forslag fra aktionærerne | 5.7 | Shareholders' Proposals |
| (1) | En aktionær har ret til at få et bestemt emne behandlet på generalforsamlingen, såfremt aktionæren skriftligt fremsætter krav herom over for bestyrelsen i så god tid, at emnet kan op- | (1) | All shareholders are entitled to have an issue considered at the general meeting if submitting a written request in such respect to the Board of Directors in time for the issue to be placed on the agen- |

| | | | |
|---|---|---|---|
| | tages på dagsordenen for generalforsamlingen. | | da for the general meeting in question. |
| (2) | En aktionær kan påregne at få et bestemt emne behandlet på den ordinære generalforsamling, såfremt aktionæren skriftligt fremsætter krav herom over for bestyrelsen inden to måneder efter regnskabsårets udløb. | (2) | All shareholders may expect to have an issue considered at the annual general meeting if submitting a written request in such respect to the Board of Directors within two months after the expiry of the accounting year. |
| 5.8 | Dagsorden | 5.8 | Agenda |
| | På den ordinære generalforsamling skal evt. koncernregnskab og årsrapport med revisionspåtegning og ledelsesberetning fremlægges og følgende foretages: | | At the annual general meeting the annual report and the consolidated financial statements, if any, with the auditors' report and the directors' and officers' report shall be submitted, and the following items shall be included on the agenda: |
| (a) | Beretning om Selskabets virksomhed. | (a) | Report on the Company's activities during the past financial year. |
| (b) | Forelæggelse til godkendelse af årsrapport og koncernregnskab med revisionspåtegning til godkendelse samt ledelsesberetning. | (b) | Presentation for adoption of the annual report and the consolidated financial statements, if any, with the auditors' report and the directors' and officers' report. |
| (c) | Meddelelse af decharge for bestyrelse og direktion. | (c) | Decharge of the Board of Directors and the Board of Officers from their obligations. |
| (d) | Forelæggelse af forslag om anvendelse af overskud eller dækning af tab i henhold til den godkendte årsrapport. | (d) | Submission of proposal for allocation of profits or balancing of losses as shown in the annual report adopted. |
| (e) | Valg af medlemmer til bestyrelsen. | (e) | Election of Directors. |
| (f) | Valg af revisor. | (f) | Appointment of Auditor(s). |
| (g) | Beslutning om ratihabering af tegningsoptioner tildelt af bestyrelsen i medfør af § 3.B. | (g) | Submission of proposal for ratification of warrants granted by the Board of Directors pursuant to article. 3.B. |
| (h) | Bemyndigelse til køb af egne aktier. | (h) | Authorisation to buy own shares. |
| 5.9 | Dirigent | 5.9 | Chairman |

Forhandlingerne på generalforsamlingen ledes af en dirigent, der udpeges af bestyrelsen. Dirigenten afgør alle spørgsmål vedrørende emnernes behandlingsmåde, stemmeafgivning og resultatet heraf.

A Chairman appointed by the Board of Directors shall preside over the proceedings at general meetings and decide upon all questions of procedure, voting and voting results.

5.10 Beslutningskompetence

5.10 Competence

På generalforsamlingen kan beslutning kun tages om de forslag, der har været optaget på dagsordenen.

At general meetings only resolutions included on the agenda may be passed.

5.11 Stemmeflertal

5.11 Majority of Votes

Generalforsamlingen træffer beslutning ved simpelt stemmeflertal, medmindre andet følger af lovgivningen eller af Selskabets vedtægter.

At general meetings resolutions shall be decided by simple majority of votes unless otherwise prescribed by law or the Articles of Association.

5.12 Referat

5.12 Minutes

Et referat af generalforsamlingen indføres i Selskabets forhandlingsprotokol. Referatet skal underskrives af dirigenten og af bestyrelsens formand.

The proceedings at general meetings shall be recorded in the Company's minute book, which shall be signed by the chairman of the general meeting and the chairman of the Board of Directors.

**§ 6. Selskabets bestyrelse**

**§ 6. Board of Directors**

6.1 Sammensætning

6.1 Composition

(1) Til Selskabets bestyrelse vælger generalforsamlingen mindst tre og højst syv medlemmer.

(1) The general meeting shall elect at least three but not more than seven Directors.

(2) Udover de af generalforsamlingen valgte medlemmer i henhold til § 6.1(i) har medarbejderne i Selskabet og dets datterselskaber ret til at udpege tre medlemmer til Selskabets bestyrelse efter følgende regler:

(2) In addition to the members elected by the general meeting pursuant to article 6.1(i) the employees of the Company and its subsidiaries shall be entitled to appoint, from and among the employees, three members to the Board of Directors of the Company according to the following rules:

(i) To medlemmer udpeges af og blandt de medarbejdere, der på udpegelses-

(i) Two directors are to be appointed from and among the employees who have

tidspunktet har været ansat i Selskabet eller et af dets danske datterselskaber i hele det forudgående år.

been employed by the Company or one of its Danish subsidiaries throughout the year immediately preceding the appointment.

(ii) Et medlem udpeges af og blandt de medarbejdere, der på udpegelsestidspunktet har været ansat i et af Selskabets amerikanske datterselskaber i hele det forudgående år.

(ii) One director is to be appointed from and among the employees who have been employed by one of the US subsidiaries of the Company throughout the year immediately preceding the appointment.

(iii) Udpegelsen af bestyrelsesmedlemmer i henhold til § 6.1(2) skal nærmere ske efter en analogi af reglerne i aktieselskabslovens § 49, stk. 3 eller efter en alternativ valgprocedure, som er foreslået eller tiltrådt af Selskabet og accepteret blandt medarbejderne i Selskabet og dets danske datterselskaber.

(iii) The appointment of directors pursuant to article 6.1(2) is to be carried out by analogy with Section 49.3 of the Danish Companies Act or by an alternative election procedure suggested or allowed by the Company and accepted by the employees of the Company and its Danish subsidiaries.

(iv) Retten til at udpege bestyrelsesmedlemmer ifølge § 6.1(2) er til enhver tid betinget af, at generalforsamlingen har valgt mindst seks bestyrelsesmedlemmer.

(iv) The right to appoint directors pursuant to article 6.1(2) shall always be conditional on the general meeting having elected at least 6 members to the Board of Directors.

(v) Retten til at udpege bestyrelsesmedlemmer i henhold til § 6.1(2) bortfalder, og de udpegede bestyrelsesmedlemmer udtræder af bestyrelsen på det tidspunkt, hvor medarbejderne i Selskabet og dets danske datterselskaber måtte tage skridt til en ja-/nej-afstemning med henblik på at vælge koncernrepræsentation efter reglerne i aktieselskabslovens § 49, stk. 3.

(v) The right to appoint directors pursuant to article 6.1(2) shall lapse and the appointed directors resign from the Board of Directors at the time when the employees take steps to a yes/no voting regarding then election of directors from among the employees pursuant to Section 49.3 of the Danish Companies Act.

6.2 Valgperioder

Bestyrelsesmedlemmer, som er valgt af generalforsamlingen, afgår på hvert års ordinære generalforsamling, men kan genvælges.

6.2 Term of Office

The directors elected by the general meeting shall resign at each annual general meeting but shall be eligible for re-election.

6.3 Formand og næstformand

(1) Bestyrelsen vælger blandt sine med-

6.3 Chairman and Vice Chairman

(1) The Board of Directors shall elect their

lemmer en formand.

chairman from among themselves.

(2) Bestyrelsen kan vælge en næstformand, der i formandens fravær i enhver henseende træder i formandens sted.

(2) The Board of Directors may choose to elect a vice chairman, who, in the chairman's absence, shall have the same powers as the chairman in every respect.

6.4 Beslutningsdygtighed

Bestyrelsen er beslutningsdygtig, når quorum foreligger. Quorum foreligger, når over halvdelen af bestyrelsesmedlemmerne er til stede.

6.4 Quorum

The Board of Directors has power to resolve on an issue when a quorum exists. A quorum is deemed to exist when more than half of the directors are present.

6.5 Stemmeflertal

Bestyrelsen træffer beslutning ved simpelt stemmeflertal. I tilfælde af stemmelighed gør formandens stemme udslaget.

6.5 Majority of Votes

At board meetings resolutions shall be decided by simple majority of votes. The chairman shall have the casting vote in a situation of equality of votes.

6.6 Forretningsorden

Bestyrelsen træffer ved en forretningsorden nærmere bestemmelse om udførelsen af sit hverv.

6.6 Rules of Procedure

The Board of Directors shall lay down rules of their procedure.

6.7 Referat

Et referat af hvert bestyrelsesmøde skal indføres i Selskabets forhandlingsprotokol. Referatet skal underskrives af samtlige bestyrelsesmedlemmer.

6.7 Minutes

The proceedings at board meetings shall be recorded in the Company's minute book, which shall be signed by all directors.

6.8 Bestyrelseshonorar

Bestyrelsesmedlemmerne oppebærer et årligt honorar, hvis størrelse fastsættes i årsrapporten for det pågældende år.

6.8 Remuneration

The directors shall be remunerated annually as fixed in the annual report for the year in question.

6.9 Corporate Governance

Bestyrelsen skal udarbejde og løbende

6.9 Corporate Governance

The directors shall draw up and on an

ajourføre et regelsæt for god selskabsledelse – Corporate Governance – for Selskabet.

on-going basis update a code of practice for Corporate Governance for the Company.

## § 7. Selskabets direktion

## § 7. Board of Officers

7.1 Sammensætning

7.1 Composition

Bestyrelsen ansætter en direktion bestående af 1-3 direktører. Hvis direktionen består af flere direktører, skal én af disse udnævnes til administrerende direktør.

The Board of Directors shall employ at least one but not more than three officers to comprise the Company's Board of Officers. Where more than one officer is employed, one of them shall be appointed chief executive officer.

7.2 Kompetencefordeling

7.2 Powers

Hvis direktionen består af flere direktører, skal regler for direktørernes indbyrdes kompetence og forretningsførelse fastlægges af bestyrelsen i en instruks til direktionen.

Where more than one officer is employed, rules specifying their respective powers and the performance of their duties shall be laid down by the Board of Directors in a set of written instructions to the the Board of Officers.

7.3 Prokura

7.3 Powers of Procuration

Bestyrelsen kan meddele prokura, enkel eller kollektiv.

The Board of Directors may grant powers of procuration to one person alone or more persons jointly.

## § 8. Selskabets tegningsregel

## § 8. Signature Rules

Selskabet tegnes af formanden eller næstformanden for bestyrelsen i forening med en direktør, eller af formanden eller næstformanden for bestyrelsen i forening med to bestyrelsesmedlemmer.

The Company shall be bound by the joint signatures of the chairman or the vice chairman and an officer, or by the joint signatures of the chairman or the vice chairman of the Board of Directors and two directors.

## § 9. Selskabets revision

## § 9. Auditor(s)

9.1 Sammensætning

9.1 Composition

Revision foretages af én eller to revisorer, der skal være statsautoriserede.

The audit shall be performed by one or two state-authorised public accountants.

9.2 Valgmåden

9.2 Appointment

Revisor vælges af den ordinære generalforsamling for et år ad gangen.

The auditor(s) shall be appointed by the annual general meeting for one year at a time.

9.3 Revisionsomfang

Det påhviler revisor at revidere årsrapporten i overensstemmelse med god revisionsskik.

9.3 Audit Scope

The annual report shall be audited by the auditor(s) in accordance with generally accepted auditing practices.

## § 10. Selskabets regnskab

10.1 Regnskabsåret

Selskabets regnskabsår er kalenderåret.

10.2 Opgørelsesprincipper

Selskabets årsrapport udarbejdes under omhyggelig hensyntagen til tilstedeværende aktiver og forpligtelser og under foretagelse af de efter bestyrelsens skøn fornødne afskrivninger og hensatte forpligtelser med sigte på, at årsrapporten giver et retvisende billede af Selskabets og evt. koncernens aktiver og passiver, den finansielle stilling samt årets resultat.

10.3 Disponering af årets overskud/underskud

Årets overskud/underskud sammenlægges med overskud/underskud, som er fremført fra tidligere år. Fremkommer der herved et disponibelt overskud, henlægges heraf til Selskabets reserver, hvad der er nødvendigt efter Selskabets finansielle stilling og forventninger til fremtiden. Det resterende disponible overskud anvendes efter generalforsamlingens nærmere bestemmelse, dog må generalforsamlingen ikke beslutte udbetaling af højere udbytte

## § 10. Financial Statements

10.1 Financial Year

The accounting year of the Company shall follow the calendar year.

10.2 Accounting Principles

When preparing the Company's annual report due consideration shall be given to the existing assets and liabilities of the Company and the depreciation, amortisations and provisions deemed necessary by the Board of Directors shall be made so that the annual report presents a true and fair view of the Company's and, if applicable, the group's assets and liabilities, financial position and result of operations for the year.

10.3 Allocation of Profits or Balancing of Losses

Each year' s profit or loss shall be added to the profits or losses brought forward from previous years. From any disposable profit resulting therefrom the amount rendered necessary by the Company's financial position and prospects shall be transferred to the reserves. Any remaining disposable profit shall be applied as determined by the general meeting, always provided that the general meeting shall not distribute dividends of a higher amount than pro-

end foreslået eller tiltrådt af bestyrelsen.

--oo0oo--

Således vedtaget på bestyrelsesmødet den 14. november 2006.

§ 3.1 ændret i henhold til bestyrelsens beslutning af 14. november 2006 og i henhold til bemyndigelse, jf. § 3.B.

posed or accepted by the Board of Directors.

--oo0oo--

Adopted at the board meeting on 14 November 2006.

Article 3.1 has been amended according to the resolution made by the Board of Directors on 14 November 2006 and according to authorisation, cf. article 3.B.

Vibeke Holst-Andersen